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09011808

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
SEP 30 2009
Washington, DC
121

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Turkey
Exact name of registrant as specified in charter

0000869687
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2008
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-133956
SEC file number, if available

S-____________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-____________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2008
Report period (if applicable)

____
Name of Person Filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Ankara, Turkey, on September 30, 2009.

Republic of Turkey

By: /s/ Özgür PEHLİVAN
Özgür PEHLİVAN
Acting Director General of Foreign Economic Relations,
Undersecretariat of Treasury, Prime Ministry

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Turkey's Annual Report on Form 18-K for the year ended December 31, 2008 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

<u>Exhibit</u>

C. Copy of the 2009 Annual Budget of the Republic of Turkey

EXHIBIT C

KANUN

2009 YILI MERKEZİ YÖNETİM BÜTÇE KANUNU

Kanun No. 5828 **Kabul Tarihi: 27/12/2008**

BİRİNCİ KISIM
Genel Hükümler
BİRİNCİ BÖLÜM
Gider, Gelir, Finansman ve Denge

Gider

MADDE 1 – (1) Bu Kanuna bağlı (A) işaretli cetvellerde gösterildiği üzere, 10/12/2003 tarihli ve 5018 sayılı Kamu Mali Yönetimi ve Kontrol Kanununa ekli;

a) (I) sayılı cetvelde yer alan genel bütçe kapsamındaki kamu idarelerine 257.742.143.488 Türk Lirası,

b) (II) sayılı cetvelde yer alan özel bütçeli idarelere 16.423.005.878 Türk Lirası,

c) (III) sayılı cetvelde yer alan düzenleyici ve denetleyici kurumlara 1.923.611.108 Türk Lirası,

ödenek verilmiştir.

Gelir ve finansman

MADDE 2 – (1) Gelirler:

Bu Kanuna bağlı (B) işaretli cetvellerde gösterildiği üzere, 5018 sayılı Kanuna ekli;

a) (I) sayılı cetvelde yer alan genel bütçenin gelirleri 244.170.907.000 Türk Lirası,

b) (II) sayılı cetvelde yer alan özel bütçeli idarelerin gelirleri 3.877.617.905 Türk Lirası öz gelir, 12.657.033.320 Türk Lirası Hazine yardımı olmak üzere toplam 16.534.651.225 Türk Lirası,

c) (III) sayılı cetvelde yer alan düzenleyici ve denetleyici kurumların gelirleri 1.923.611.108 Türk Lirası,

olarak tahmin edilmiştir.

(2) Finansman:

Bu Kanuna bağlı (F) işaretli cetvellerde gösterildiği üzere, 5018 sayılı Kanuna ekli (II) sayılı cetvelde yer alan özel bütçeli idarelerin net finansmanı 130.434.000 Türk Lirası olarak tahmin edilmiştir.

Denge

MADDE 3 – (1) Bu Kanunun 1 inci maddesinin (a) bendinde belirtilen ödenekler toplamı ile 2 nci maddesinin birinci fıkrasının (a) bendinde yer alan tahmini gelirler toplamı arasındaki fark, net borçlanma ile karşılanır.

İKİNCİ BÖLÜM
Bütçe Düzenine İlişkin Hükümler

Bölüm düzeni ve deyimler

MADDE 4 – (1) Gider cetvelinin bölümleri, analitik bütçe sınıflandırmasına uygun olarak fonksiyonlar şeklinde düzenlenir. Fonksiyonlar; birinci, ikinci, üçüncü ve dördüncü düzeyde alt fonksiyonlara ayrılır.

(2) Bu Kanunda ve diğer kanunlarda giderlere ilişkin yer alan;

a) "Fasıl ve bölüm" deyimleri, fonksiyonel sınıflandırmanın birinci düzeyini,

b) "Kesim" deyimi, fonksiyonel sınıflandırmanın ikinci düzeyini,

c) "Madde" deyimi, fonksiyonel sınıflandırmanın üçüncü düzeyini,

ç) "Tertip" deyimi, kurumsal, fonksiyonel ve finansman tipi kodların bütün düzeyleri ile ekonomik sınıflandırmanın ilk iki düzeyini,

d) Borç ödemeleri yönünden "ilgili hizmet tertibi" deyimi, borç konusu hizmetlerin yürütüldüğü ilgili tertipleri,

ifade eder.

(3) Tahakkuk ettirilecek giderler Devlet muhasebesi kayıtlarında ekonomik sınıflandırmanın dördüncü düzeyini de kapsayacak şekilde gösterilir; kesin hesap kanunu tasarısı ise ikinci düzeyde hazırlanır.

(4) İlgili mevzuat hükümleriyle analitik bütçe sınıflandırması arasında gerekli uyumu sağlamaya ve ortaya çıkabilecek sorunları gidermeye yönelik düzenlemeler yapmaya Maliye Bakanı yetkilidir.

Bağlı cetveller

MADDE 5 – (1) Bu Kanunun 1 inci maddesi ile verilen ödeneklerin dağılımı (A),

(2) Merkezi yönetim kapsamındaki kamu idareleri tarafından ilgili mevzuata göre tahsiline devam olunacak gelirler (B),

(3) Merkezi yönetim kapsamındaki kamu idarelerinin gelirlerine dayanak teşkil eden temel hükümler (C),

(4) Bazı ödeneklerin kullanımına ve harcamalara ilişkin esaslar (E),

(5) 5018 sayılı Kanuna ekli (II) ve (III) sayılı cetvellerde yer alan idare ve kurumların nakit imkanları ile bu imkanlardan harcanması öngörülen tutarlar (F),

(6) 10/2/1954 tarihli ve 6245 sayılı Harcırah Kanunu hükümleri uyarınca verilecek gündelik ve tazminat tutarları (H),

(7) Çeşitli kanunlara göre bütçe kanununda gösterilmesi gereken parasal sınırlar (İ),

(8) Ek ders, konferans ve fazla çalışma ücretleri ile diğer ücret ödemelerinin tutarları (K),

(9) 11/8/1982 tarihli ve 2698 sayılı Milli Eğitim Bakanlığı Okul Pansiyonları Kanununun 3 üncü maddesi gereğince Milli Eğitim Bakanlığı tarafından yönetilen okul pansiyonları öğrencilerinden alınacak pansiyon ücretleri (M),

(10) 7/6/1939 tarihli ve 3634 sayılı Milli Müdafaa Mükellefiyeti Kanunu uyarınca milli müdafaa mükellefiyeti yoluyla alınacak;

a) Hayvanların alım değerleri (O),

b) Motorlu taşıtların ortalama alım değerleri ile günlük kira bedelleri (P),

(11) 5018 sayılı Kanuna ekli (I) ve (II) sayılı cetvellerde yer alan kamu idarelerinin yıl içinde edinebilecekleri taşıtların cinsi, adedi, hangi hizmetlerde kullanılacağı ile 5/1/1961 tarihli ve 237 sayılı Taşıt Kanununa tâbi kurumların yıl içinde satın alacakları taşıtların azami satın alma bedelleri (T),

(12) Kanunlar ve kararnamelerle bağlanmış vatani hizmet aylıkları (V),

işaretli cetvellerde gösterilmiştir.

Yeni tertip, gider ve gelir kalemleri açılması

MADDE 6 – (1) İlgili mevzuatına göre, yılı içinde hizmetin gerektirdiği hallerde Maliye Bakanlığınca belirlenecek esas ve usuller çerçevesinde merkezi yönetim kapsamındaki kamu idarelerinin bağlı (A) işaretli cetvellerinde yeni tertipler, (B) işaretli cetvellerinde yeni gelir kodları ve (F) işaretli cetvellerinde yeni finansman kodları açılabilir.

ÜÇÜNCÜ BÖLÜM
Mali Politikaya İlişkin Hükümler

Gerektiğinde kullanılabilecek ödenekler

MADDE 7 – (1) Personel Giderlerini Karşılama Ödeneği:

Genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerin bütçelerine konulan ödeneklerin yetmeyeceği anlaşıldığı takdirde, ilgili mevzuatının gerektirdiği giderler için "Personel Giderleri" ve "Sosyal Güvenlik Kurumlarına Devlet Primi Giderleri" ile ilgili mevcut veya yeni açılacak tertiplere, Maliye Bakanlığı bütçesinin 12.01.31.00-01.1.2.00-1-09.1 tertibinde yer alan ödenekten aktarma yapmaya,

(2) Yedek Ödenek:

Maliye Bakanlığı bütçesinin 12.01.31.00-01.1.2.00-1-09.6 tertibinde yer alan ödenekten, genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerin bütçelerinde mevcut veya yeni açılacak (01), (02), (03), (05) ve (08) ekonomik sınıflandırma kodlarında yer alan tertipler ile çok acil ve zorunlu hallerde (06) ve (07) ekonomik sınıflandırma kodlarında yer alan tertiplere aktarma yapmaya,

(3) Yatırımları Hızlandırma Ödeneği:

Maliye Bakanlığı bütçesinin 12.01.31.00-01.1.2.00-1-09.3 tertibinde yer alan ödenekten, 2009 Yılı Programının Uygulanması, Koordinasyonu ve İzlenmesine Dair Karar esaslarına uyularak, 2009 Yılı Yatırım Programının uygulama durumuna göre gerektiğinde öncelikli sektörlerde yer alan yatırımların hızlandırılması veya yılı içinde gelişen şartlara göre öncelikli sektör ve alt sektörlerde yer alan ve programa yeni alınması gereken projelere ödenek tahsisi veya ödeneklerinin artırılmasında kullanılmak üzere genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerin projelerine ilişkin mevcut veya yeni açılacak tertiplere aktarma yapmaya,

(4) Doğal Afet Giderlerini Karşılama Ödeneği:

Maliye Bakanlığı bütçesinin 12.01.31.00-01.1.2.00-1-09.5 tertibinde yer alan ödeneği, yatırım nitelikli giderler açısından yılı yatırım programı ile ilişkilendirilmek kaydıyla genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerin her türlü doğal afet giderlerini karşılamak amacıyla mevcut veya yeni açılacak tertiplerine aktarmaya,

Maliye Bakanı yetkilidir.

Yatırım harcamaları

MADDE 8 – (1) 2009 Yılı Yatırım Programına ek yatırım cetvellerinde yer alan projeler dışında herhangi bir projeye harcama yapılamaz. Bu cetvellerde yer alan projeler ile ödeneği toplu olarak verilmiş projeler kapsamındaki yıllara sari işlere (kurulu gücü 500 MW üzerinde olan baraj ve HES projeleri, Gebze-Haydarpaşa, Sirkeci-Halkalı Banliyö Hattının İyileştirilmesi ve Demiryolu Boğaz Tüp Geçişi İnşaatı Projesi ve diğer demiryolu yapım projeleri hariç) 2009 yılında başlanabilmesi için proje veya işin 2009 yılı yatırım ödeneği, proje maliyetinin yüzde 10'undan az olamaz. Bu oranın altında kalan proje ve işler için gerektiğinde projeler 2009 Yılı Programının Uygulanması, Koordinasyonu ve İzlenmesine Dair Karar esaslarına uyulmak ve öncelikle kurumların yatırım ödenekleri içinde kalmak suretiyle revize edilebilir.

(2) Silahlı Kuvvetler bütçesinin programlarında (03) ekonomik sınıflandırma kodunda yer alan savunma sektörü, altyapı, inşa, iskan ve tesisleriyle NATO altyapı yatırımlarının gerektirdiği inşa ve tesisler ve bunlara ilişkin kamulaştırmalar ile stratejik hedef planı içinde yer alan alım ve hizmetler, Devlet Planlama Teşkilatı Müsteşarlığının vizesine bağlı olmayıp 2009 Yılı Yatırım Programına ek yatırım cetvellerinde yer almaz.

(3) Merkezi yönetim kapsamındaki kamu idarelerinin, yatırım programında ödenekleri toplu olarak verilmiş yıllık projelerinden makine-teçhizat, büyük onarım, idame-yenileme, tamamlama ile bilgisayar yazılımı ve donanımı projelerinin detay programları ile alt harcama kalemleri itibarıyla tadat edilen ve edilmeyen toplulaştırılmış projelerinin alt harcama kalemleriyle ilgili işlemlerde 2009 Yılı Programının Uygulanması, Koordinasyonu ve İzlenmesine Dair Karar esasları uygulanır.

(4) 2009 Yılı Yatırım Programına ek yatırım cetvellerinde yıl içinde yapılması zorunlu değişiklikler için 2009 Yılı Programının Uygulanması, Koordinasyonu ve İzlenmesine Dair Kararda yer alan usullere uyulur.

Resmi taşıtlara ilişkin hususlar

MADDE 9 – (1) Bu Kanuna ekli (T) işaretli cetvelde yer alan taşıtlar, ancak çok acil ve zorunlu hallere münhasır olmak kaydıyla ilgili bakanlığın teklifi üzerine Bakanlar Kurulu kararı ile edinilebilir.

(2) Vakıf, dernek, sandık, banka, birlik, firma, şahıs ve benzeri kuruluş veya kişilere ait olup 237 sayılı Kanun kapsamında bulunan kurumlar ile özel kanunla kurulmuş diğer kamu kurum, kurul, üst kurul ve kuruluşlarınca kullanılan taşıtların giderleri için (güvenlik hizmetlerinde kullanılan taşıtlar hariç) kurum bütçelerinden hiçbir şekilde ödeme yapılamaz.

(3) Türk Silahlı Kuvvetleri (Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığı dahil), Emniyet Genel Müdürlüğü ile Gümrük Müsteşarlığı Gümrükler Muhafaza Genel Müdürlüğüne kurum, kuruluş, dernek ve vakıflarca hibe edilecek taşıtlar, (T) işaretli cetvelde gösterilmesine gerek bulunmaksızın Bakanlar Kurulu kararı ile edinilebilir.

(4) Emniyet Genel Müdürlüğüne ait taşıtlar, 12/4/2001 tarihli ve 4645 sayılı Kanun hükümleri çerçevesinde (T) işaretli cetvelde gösterilmesine gerek bulunmaksızın, cinsi ve adedi İçişleri Bakanının talebi ve Maliye Bakanlığının teklifi üzerine alınacak Bakanlar Kurulu kararında belirlenmek kaydıyla 4/1/2002 tarihli ve 4734 sayılı Kamu İhale Kanununa tâbi

olmaksızın mübadele yoluyla yenileri ile değiştirilebilir. Aradaki fiyat farkı, döner sermaye gelirleri, sosyal tesis veya kantin gelirleri ile Türk Polis Teşkilatını Güçlendirme Vakfı gelirlerinden karşılanır.

(5) Türk Silahlı Kuvvetlerine (Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığı dahil) ait taşıtlar, 30/5/1985 tarihli ve 3212 sayılı Kanun hükümleri çerçevesinde (T) işaretli cetvelde gösterilmesine gerek bulunmaksızın, cinsi ve adedi Milli Savunma Bakanlığının (Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığı için ise İçişleri Bakanlığının) talebi ve Maliye Bakanlığının teklifi üzerine alınacak Bakanlar Kurulu kararında belirlenmek kaydıyla 4734 sayılı Kanuna tâbi olmaksızın mübadele yoluyla yenileriyle değiştirilebilir. Aradaki fiyat farkı, sosyal tesis gelirlerinden, kantin gelirlerinden, döner sermaye gelirlerinden veya bağış yoluyla (Jandarma Genel Komutanlığı için Jandarma Asayiş Vakfı gelirlerinden) karşılanır.

(6) Türk Silahlı Kuvvetlerine (Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığı dahil) ait taşıtlardan, trafiğe tescil tarihi itibarıyla en az 10 yaşını doldurmuş olanlar, (T) işaretli cetvelde gösterilmesine gerek bulunmaksızın, cinsi ve adedi, ilgisine göre Milli Savunma Bakanlığı veya İçişleri Bakanlığının kararıyla, 4734 sayılı Kanuna tâbi olmaksızın ve satılacak taşıt sayısı satın alınacak taşıt sayısından az olmamak ve satın alınacak taşıt sayısı Milli Savunma Bakanlığı için 40 adedi, Jandarma Genel Komutanlığı için 10 adedi ve Sahil Güvenlik Komutanlığı için 5 adedi geçmemek üzere mübadele yoluyla yenileriyle değiştirilebilir ve aradaki fiyat farkı, bütçeden karşılanabilir. Bu fıkrada yer almayan hususlar hakkında 3212 sayılı Kanun hükümleri uygulanır.

DÖRDÜNCÜ BÖLÜM
Bütçe Uygulamasına İlişkin Hükümler

Aktarma ve ekleme işlemleri

MADDE 10 – (1) a) Genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerin bütçelerinin "Personel Giderleri" ile "Sosyal Güvenlik Kurumlarına Devlet Primi Giderleri" tertiplerinde yer alan ödenekleri, Maliye Bakanlığı bütçesinin "Personel Giderlerini Karşılama Ödeneği" ile gerektiğinde "Yedek Ödenek" tertibine; diğer ekonomik kodlara ilişkin tertiplerde yer alan ödenekleri ise 5018 sayılı Kanunun 21 inci maddesinin üçüncü fıkrasında yer alan sınırlamalara tâbi olmaksızın Maliye Bakanlığı bütçesinin "Yedek Ödenek" tertibine aktarmaya,

b) Genel bütçe kapsamındaki kamu idarelerinden, hizmeti yaptıracak olan kamu idaresinin isteği üzerine bütçesinden yıl içinde hizmeti yürütecek olan idarenin bütçesine, fonksiyonel sınıflandırma ayrımına bakılmaksızın ödenek aktarmaya ve bu konuda gerekli işlemleri yapmaya,

c) Milli Savunma Bakanlığı, Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığı bütçelerinde yer alan Silahlı Kuvvetlerin tek merkezden yönetilmesi gereken ikmal ve tedarik hizmetleri ile bir fonksiyona ait bir hizmetin diğer bir fonksiyon tarafından yürütülmesi halinde ilgili ödeneği, fonksiyonlar arasında karşılıklı olarak aktarmaya,

ç) Genel bütçe kapsamındaki kamu idareleri için 2009 Yılı Programının Uygulanması, Koordinasyonu ve İzlenmesine Dair Karara uygun olarak yılı yatırım programında değişiklik yapılması halinde, değişiklik konusu projelere ait ödeneklerle ilgili kurumlar arası aktarmaya,

d) Kamu idarelerinin yeniden teşkilatlanması sonucu, bütçe kanunlarının uygulanması ve kesin hesapların hazırlanması ile ilgili olarak gerekli görülen her türlü bütçe ve muhasebe işlemleri için gerekli düzenlemeleri yapmaya,

Maliye Bakanı yetkilidir.

(2) Genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idareler, aktarma yapılacak tertipteki ödeneğin yüzde 20'sine kadar kendi bütçeleri içinde ödenek aktarması yapabilirler. Bu idarelerin yüzde 20'yi geçen diğer her türlü kurum içi aktarmalarını yapmaya Maliye Bakanı yetkilidir. 2009 Yılı Programının Uygulanması, Koordinasyonu ve İzlenmesine Dair Karara uygun olarak 2009 Yılı Yatırım Programına ek yatırım cetvellerinde yer alan projeler arasında aktarma yapılması halinde bu aktarmanın gerektirdiği tertipler arası ödenek aktarması işlemleri 5018 sayılı Kanunun 21 inci maddesinin üçüncü fıkrasında yer alan sınırlamalara tabi olmaksızın bu fıkra hükümlerine göre yapılır. Söz konusu işlemlerle sınırlı olmak üzere bu fıkrada yer alan yüzde 20 oranı yüzde 100 olarak uygulanır.

(3) Genel bütçeli idareler, 13/12/1983 tarihli ve 180 sayılı Bayındırlık ve İskan Bakanlığının Teşkilat ve Görevleri Hakkında Kanun Hükmünde Kararname kapsamında Bayındırlık ve İskan Bakanlığına yaptıracağı işlere ilişkin ödeneklerini Bayındırlık ve İskan Bakanlığı bütçesine aktarmaya yetkilidir.

(4) Milli Savunma Bakanlığı, Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığı; cari yıl içinde aralarında yapılan hizmetlerin bedellerini karşılamak amacıyla varılacak mutabakat üzerine, bütçeleri arasında karşılıklı aktarma yapmaya yetkilidir.

(5) Özel bütçeli idareler ile düzenleyici ve denetleyici kurumların (B) işaretli cetvellerinde belirtilen tahmini tutarlar üzerinde gerçekleşen gelirler ile (F) işaretli cetvellerinde belirtilen ödenekleştirilmeyen finansman karşılıklarını ve gerçekleşen finansman fazlalarını, idare ve kurumların bütçelerinin mevcut veya yeni açılacak tertiplerine ödenek olarak eklemeye Maliye Bakanlığınca belirlenecek esas ve usuller çerçevesinde kamu idareleri yetkilidir. Sermaye ödenekleri, 2009 Yılı Programının Uygulanması, Koordinasyonu ve İzlenmesine Dair Karar esaslarına göre yılı yatırım programıyla ilişkilendirilir.

(6) Genel bütçe kapsamındaki kamu idareleri arasındaki kaynak transferleri ödenek aktarma suretiyle yapılır. Merkezi yönetim bütçesi kapsamındaki idareler ve kurumlar arasındaki diğer kaynak transferleri tahakkuk işlemleriyle gerçekleştirilir. Bu işlemler karşılığı tahsil edilen tutarlar, bir yandan (B) işaretli cetvellere gelir, diğer yandan (A) işaretli cetvellere ödenek olarak kaydedilir.

Geçici hizmet karşılığı yapılacak ödemeler

MADDE 11 – (1) 5018 sayılı Kanuna ekli (I) ve (II) sayılı cetvellerde yer alan kamu idareleri;

a) Arızi nitelikteki işleriyle sınırlı kalmak koşuluyla yıl içinde bir ayı aşmayan sürelerle hizmet satın alınacak veya çalıştırılacak kişilere yapılacak ödemeleri,

b) İlgili mevzuatı uyarınca kısmi zamanlı hizmet satın alınan kişilere yapılacak ödemeleri,

c) 5/6/1986 tarihli ve 3308 sayılı Mesleki Eğitim Kanununun 25 inci maddesi gereğince aday, çırak ve işletmelerde meslek eğitimi gören öğrencilere yapılacak ödemeleri, ç) 14/7/1965 tarihli ve 657 sayılı Devlet Memurları Kanununun 4 üncü maddesinin (C) fıkrası gereğince çalıştırılan geçici personele yapılacak ödemeleri,

bütçelerinin (01.4) ekonomik sınıflandırma kodunda yer alan ödenekleri aşmayacak şekilde yaparlar. Söz konusu ekonomik koda, bütçelerin başka tertiplerinden (bu ekonomik koda ilişkin tertiplerin kendi arasındaki aktarmalar ile bu Kanunun 10 uncu maddesinin birinci fıkrasının (b) bendi kapsamında yapılan aktarmalar hariç) ödenek aktarılamaz ve ödenek üstü harcama yapılamaz. Ancak, özelleştirme uygulamaları nedeniyle iş akitleri feshedilenlerden 657 sayılı Kanunun 4 üncü maddesinin (C) fıkrası hükmü çerçevesinde 5018 sayılı Kanuna ekli (I) ve (II) sayılı cetvellerde yer alan kamu idarelerinde istihdam edilecek personel için gerekli olan tutarları ilgili tertiplere aktarmaya Maliye Bakanı yetkilidir.

Ödenek devir ve iptal işlemleri

MADDE 12 – (1) a) Milli Savunma Bakanlığı, Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığı bütçelerinin (özel ödenekler ve "03.9 Tedavi ve Cenaze Giderleri" ekonomik kodunda yer alan tertipler hariç) mal ve hizmet alım giderleri ile ilgili tertiplerinde yer alan ödeneklerden yılı içinde harcanmayan kısımları, hizmetin devamlılığını sağlamak amacıyla ödeneklerinin yüzde 30'unu aşmamak üzere ertesi yıl bütçesine devren ödenek kaydetmeye,

b) Kültür ve Turizm Bakanlığı bütçesinin tanıtmaya ilişkin 21.01.36.00 ve 21.01.36.63 kurumsal kodu altında bulunan (03) ekonomik koduna ilişkin tertiplerinde yer alan ödeneklerden harcanmayan kısımları ertesi yıl bütçesinin aynı tertiplerine devren ödenek kaydetmeye,

c) Türkiye Bilimsel ve Teknolojik Araştırma Kurumu bütçesinin 40.08.33.00-01.4.1.00-2-07.1 tertibinde yer alan ödenekten harcanmayan kısımları ertesi yıl bütçesinin aynı tertibine devren ödenek kaydetmeye,

ç) Sanayi ve Ticaret Bakanlığı bütçesinin 19.01.31.00-04.8.1.02-1-07.1 tertibinde yer alan ödeneklerden harcanmayan kısımları ertesi yıl bütçesinin aynı tertibine devren ödenek kaydetmeye,

d) İlgili mevzuatı gereğince özel gelir kaydedilmek üzere tahsil edilen tutarları, idare bütçelerinde söz konusu mevzuatta belirtilen amaçlar için tertiplenen ödenekten kullandırmak üzere genel bütçenin (B) işaretli cetveline gelir kaydetmeye ve bütçelenen ödenekten gelir gerçekleşmesine göre ilgili tertiplere aktarma yapmaya, yılı içinde harcanmayan ödenekleri (2008 yılından devredenler de dahil) ertesi yıl bütçesine devren gelir ve ödenek kaydetmeye, bu hükümler çerçevesinde yapılacak işlemlere ilişkin esas ve usulleri belirlemeye,

Maliye Bakanı yetkilidir.

(2) Sermaye ödenekleri, 2009 Yılı Programının Uygulanması, Koordinasyonu ve İzlenmesine Dair Karar esaslarına göre yılı yatırım programıyla ilişkilendirilir.

(3) Genel bütçeli idarelerin bu Kanuna ekli (A) İşaretli Cetvellerinin; 03-Mal ve Hizmet Alım Giderleri tertiplerinde yer alan ödeneklerin (03.9-Tedavi ve Cenaze Giderleri tertiplerinde yer alan ödenekler, Milli Savunma Bakanlığı, Jandarma Genel Komutanlığı ve Emniyet Genel Müdürlüğü bütçelerinin 03-Mal ve Hizmet Alım Giderleri tertiplerinde yer alan ödenekler ile Hazine Müsteşarlığı bütçesinin 07.82.30.00-01.5.0.00-1-03.5 tertibinde yer alan ödenek hariç) yüzde 10'u, Tarım ve Köyişleri Bakanlığı Bütçesinin 17.01.30.00-04.2.1.01-1-05.4, 17.01.30.00-04.2.1.03-1-05.4, 17.01.33.00-04.2.1.03-1-05.4, 17.01.31.00-04.2.1.03-1-05.4, 17.01.32.00-04.2.1.04-7-05.4, 17.01.30.00-04.2.1.04-7-05.4, 17.01.30.00-04.2.1.12-1-05.4, 17.01.30.00-04.2.1.13-1-05.4, 17.01.31.00-04.2.1.13-1-05.4, 17.01.30.00-04.2.1.22-1-05.4, 17.01.32.00-04.2.1.22-1-05.4, 17.01.33.00-04.2.1.22-1-05.4, 17.01.00.23-04.2.1.22-1-05.4, 17.01.32.00-04.2.1.23-1-05.4, 17.01.00.23-04.2.1.23-1-05.4, 17.01.30.00-04.2.1.24-1-05.4 tertiplerinde yer alan ödeneklerin yüzde 10'nu ve Adalet Bakanlığı, Milli Eğitim Bakanlığı, Sağlık Bakanlığı, Karayolları Genel Müdürlüğü, Devlet Su İşleri Genel Müdürlüğü bütçelerinin 06-Sermaye Giderleri tertipleri ile Ulaştırma Bakanlığı bütçesinin 16.01.30.00 kurumsal kodundaki 06-Sermaye Giderleri tertiplerinde yer alan ödeneklerin yüzde 16,5'i iptal edilmiştir. Bu fıkra hükümleri gereğince yapılan iptaller sonucunda ilgili tertiplerde kalan ödeneklerin Kuruş tutarları dikkate alınmaz. Bu konuda çıkacak tereddütleri gidermeye, gerekli işlem ve düzenlemeleri yapmaya Maliye Bakanı yetkilidir.

Mahalli idarelere yapılacak Hazine yardımları

MADDE 13 – (1) Maliye Bakanlığı bütçesinin;

a) 12.01.31.00-06.1.0.07-1-05.2 tertibinde yer alan ödenek, 13/1/2005 tarihli ve 5286 sayılı Kanunun geçici 7 nci maddesi çerçevesinde, il özel idarelerine veya büyükşehir belediyelerine devredilen personelin aylık ve diğer her türlü mali ve sosyal haklarına ilişkin ödemelerini karşılamak üzere 2/7/2008 tarihli ve 5779 sayılı İl Özel İdarelerine ve Belediyelere Genel Bütçe Vergi Gelirlerinden Pay Verilmesi Hakkında Kanunun geçici 1 inci maddesi çerçevesinde il özel idarelerine veya büyükşehir belediyelerine,

b) 12.01.31.00-06.1.0.08-1-07.1 tertibinde yer alan ödenek, Köylerin Altyapısının Desteklenmesi Projesi (KÖYDES) kapsamında köylerin altyapı ihtiyaçları için il özel idareleri ve/veya köylere hizmet götürme birliklerine,

tahakkuk ettirilmek suretiyle kullandırılır. Bu fıkra kapsamında ilgili idarelere yapılan Hazine yardımları haczedilemez ve üzerine ihtiyati tedbir konulamaz.

(2) Birinci fıkranın (a) bendinde yer alan ödeneği, il özel idareleri ve belediyelerin gelir ve gider durumları ile aynı fıkra kapsamında belirtilen personelin sayısını ve bu personele yapılacak aylık ve diğer her türlü mali ve sosyal haklara ilişkin ödemelerin tutarını dikkate alarak ilgili tertipteki ödeneğin 1/3'üne kadar daha az tahakkuk ettirmek suretiyle kullandırmaya Maliye Bakanı yetkilidir. İl özel idaresi veya belediyece söz konusu personele yapılacak ödemelerin tutarlarının Maliye Bakanlığınca tahakkuk ettirilerek aktarılacak tutarlardan fazla olması halinde aradaki fark ilgili il özel idaresi veya belediye bütçesinden karşılanır.

(3) Birinci fıkranın (b) bendinde yer alan ödeneğin, 2009 Yılı Yatırım Programında belirlenmesini müteakip il bazında dağılımı, kullandırılması, izlenmesi ve denetimine ilişkin esas ve usuller Yüksek Planlama Kurulu tarafından karara bağlanır.

Yükseköğretim kurumları ile ilgili işlemler

MADDE 14 – (1) Yükseköğretim Kurulu Başkanlığı bütçesinin 38.01.02.00-09.9.9.00-2-05.3 (Öğretim Üyesi Yetiştirme Projesi) tertibinde yer alan ödenek, bu proje kapsamında lisansüstü eğitim veren yükseköğretim kurumlarına, mal ve hizmet alımlarında kullanılmak üzere, görevlendirilen öğrencilerin sayıları ve öğrenim alanları dikkate alınarak tahakkuk ettirilmek suretiyle ödenir. Ödenen bu tutar karşılığını bir yandan ilgili yükseköğretim kurumunun (B) işaretli cetveline öz gelir, diğer yandan (A) işaretli cetveline ödenek kaydetmeye ilgili yükseköğretim kurumu yetkilidir.

(2) 4/11/1981 tarihli ve 2547 sayılı Yükseköğretim Kanununun 43 üncü maddesinin (d) bendi, 46, 58, ek 25, ek 26 ve ek 27 nci maddeleri ile 19/11/1992 tarihli ve 3843 sayılı Kanunun 7 nci maddesi uyarınca tahsil edilen tutarlar ve diğer gelirler, ilgili yükseköğretim kurumu bütçesine öz gelir olarak kaydedilir. Kaydedilen bu tutarlar karşılığı olarak ilgili yükseköğretim kurumu bütçesine konulan ödenekler, gelir gerçekleşmelerine göre kullandırılır. (B) işaretli cetvelde gelir kodları itibarıyla tahmin edilen gelirleri aşan öz gelir tahsilâtları karşılığı kadar (A) işaretli cetveline ödenek eklemeye Maliye Bakanlığınca belirlenecek esas ve usuller çerçevesinde yükseköğretim kurumları yetkilidir.

(3) Yükseköğretim kurumu bütçelerinde öz gelir karşılığı olarak ilgili yükseköğretim kurumu bütçesinin (A) işaretli cetvelinde fonksiyonel sınıflandırmanın dördüncü düzeyinde tertiplenen ödenekler arasında (Sağlık, Kültür ve Spor Dairesi Başkanlıkları altında öz gelir karşılığı tefrik edilen ödenekler arasında yapılacak aktarmalar hariç) aktarma yapılamaz.

(4) Yıl içinde eklenen sermaye ödenekleri, 2009 Yılı Programının Uygulanması, Koordinasyonu ve İzlenmesine Dair Karar esaslarına göre yılı yatırım programıyla ilişkilendirilir.

(5) Yükseköğretim kurumlarının bütçe ödeneklerinin kullanılması, tertipler arasında aktarma yapılması ve diğer bütçe işlemlerinin gerçekleştirilmesi konusunda esas ve usuller belirlemeye Maliye Bakanı yetkilidir.

Fonlara ilişkin işlemler

MADDE 15 – (1) Türk Silahlı Kuvvetlerine stratejik hedef planı uyarınca temini gerekli modern silah, araç ve gereçler ile gerçekleştirilecek savunma ve NATO altyapı yatırımları için yıl içinde yapılacak harcamalar, 7/11/1985 tarihli ve 3238 sayılı Kanunla kurulan Savunma Sanayii Destekleme Fonunun kaynakları, bu amaçla bütçeye konulan ödenekler ve diğer ayni ve nakdi imkanlar birlikte değerlendirilmek suretiyle Savunma Sanayii İcra Komitesince tespit edilecek esaslar çerçevesinde karşılanır.

(2) Milli Savunma Bakanlığı, Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığına bütçe ile tahsis edilen mevcut ödeneklerden birinci fıkra hükümleri gereğince tespit edilecek tutarları; Emniyet Genel Müdürlüğüne bütçe ile tahsis edilen mevcut ödeneklerden helikopter, uçak alımları ile revizyonlarına, hava araçlarına füze önleme, tespit sistemlerinin takılmasına ve Helikopter Elektronik Harp (HEWS) projesine ilişkin tutarları; Hudut ve Sahiller Sağlık Genel Müdürlüğüne bütçe ile tahsis edilen mevcut ödenekler ile bu Genel Müdürlük bütçesine kaydedilen ödeneklerden motorbot alımına yönelik tutarları; Maden Tetkik ve Arama Genel Müdürlüğüne bütçe ile tahsis edilen mevcut ödeneklerden araştırma gemisi alımına yönelik tutarları; Gümrük Müsteşarlığına (Gümrükler Muhafaza Genel Müdürlüğü) bütçe ile tahsis edilen mevcut ödeneklerden motorbot alımına yönelik tutarları; ilgili hizmetleri gerçekleştirmek üzere Savunma Sanayii Destekleme Fonuna ödemeye ilgisine göre Milli Savunma, İçişleri, Sağlık, Enerji ve Tabii Kaynaklar bakanı veya Gümrük Müsteşarlığının bağlı olduğu Bakan yetkilidir.

(3) Savunma Sanayii Destekleme Fonundan Hazineye yatırılacak paraları bir yandan genel bütçeye gelir, diğer yandan Milli Savunma Bakanlığı bütçesinin ilgili tertiplerine ödenek kaydetmeye ve geçen yıllar ödenek bakiyelerini devretmeye Maliye Bakanı yetkilidir.

Yabancı ülkelere yapılacak hizmet karşılıkları

MADDE 16 – (1) Maliye Bakanı;

a) Milli Savunma Bakanlığı, Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığınca yabancı ülkelere ve uluslararası kuruluşlara kiraya verilen veya bir hizmetin yerine getirilmesinde kullanılan kara, deniz ve hava taşıtlarından alınan kira veya ücret tutarlarını,

b) Türk Silahlı Kuvvetlerinin öğrenim ve eğitim müesseselerinde okutulan ve eğitim gören yabancı uyruklu subay, astsubay veya erlere yapılan giderler karşılığında ilgili devletlerce ödenen tutarları,

c) NATO makamlarınca yapılan anlaşma gereğince yedek havaalanlarının bakım ve onarımları için ödenecek tutarları,

aynı amaçla kullanılmak üzere bir yandan genel bütçeye gelir, diğer yandan yukarıda yazılı idare bütçelerinde açılacak özel tertiplere ödenek kaydetmeye ve bu suretle ödenek kaydedilen tutarlardan yılı içinde harcanmayan kısımları ertesi yıla devretmeye yetkilidir.

Bağış, hibe ve yardımlara ilişkin işlemler

MADDE 17 – (1) Maliye Bakanı;

a) Yurt içi ve yurt dışı kaynaklardan hibe olarak yıl içinde elde edilecek imkânların Türk Lirası karşılıklarını Hazine Müsteşarlığının teklifi üzerine gereğine göre bütçeye gelir veya gelir-ödenek-gider kaydetmeye,

b) Dış kaynaklardan veya uluslararası antlaşmalarla bağış ve kredi yoluyla gelecek her çeşit malzemenin navlun ve dışalımla ilgili vergi ve resimlerinin ödenmesi amacı ile bunların karşılığını, ilgili bütçelerinde mevcut veya yeni açılacak tertiplere ödenek kaydetmeye ve gereken işlemleri yapmaya,

c) 2009 yılı içinde Milli Savunma Bakanlığı, Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığı ihtiyaçları için yabancı devletlerden askeri yardım yoluyla veya diğer yollardan fiilen sağlanacak malzeme ve eşya bedellerini, bağlı (B) işaretli cetvelde açılacak tertiplere gelir ve karşılıklarını da bu bütçelerde açılacak özel tertiplere ödenek ve gider kaydetmeye,

yetkilidir.

(2) Türkiye-Avrupa Birliği mali işbirliği kapsamında sağlanacak mali imkânların karşılığı olarak ilgili idare bütçelerinde (05), (06) ve (07) ekonomik sınıflandırma kodlarında yer alan tutarların Ulusal Fona ödenmesine ilgili bakanlar yetkilidir. Bu ödenekler başka bir hizmet veya faaliyete tahsis edilemez. Ancak, bu tutarlardan ödeme esnasında kur farkı nedeniyle oluşan fazlalıklar ve ilgili projeler için harcanamayan kısımlar, Ulusal Fon hesaplarında tutulmaya devam edilir ve gerektiğinde bu Kanun kapsamındaki diğer idarelere ait projelerin eş finansmanı için kullanılabilir. Ulusal Fona ödeme işlemi Hazine Müsteşarlığının bağlı olduğu Bakanın talebi üzerine ve projelerin finansman planlamasına uygun olarak en geç otuz gün içinde gerçekleştirilir.

(3) İkinci fıkra uyarınca Ulusal Fona ödenen bu tutarlar, 30/1/2003 tarihli ve 4802 sayılı Kanun kapsamında onaylanan Mutabakat Zabıtlarında yer alan hükümler çerçevesinde kullanılır.

(4) Mali işbirliği kapsamındaki projelerin yürütülmesine ilişkin çerçeve anlaşmada öngörülen nedenlerle Avrupa Komisyonuna iadesi gereken hibe, kur farkları ve benzeri türden doğabilecek ilave ödenek ihtiyacı, Maliye Bakanlığı bütçesinde yer alan 12.01.31.00-01.1.2.00-1-09.6 tertibinden aktarma yapılmak suretiyle karşılanabilir.

Muhtelif gelirlere ilişkin hususlar

MADDE 18 – (1) Devlet Meteoroloji İşleri Genel Müdürlüğünün yabancı ülkelere verdiği meteorolojik ürünlerin bedeli ve yabancı ülkelerden aldığı meteorolojik ürünlerinin diğer yabancı ülkelere veya yurt içindeki kişi ve kurumlara, yabancı ülkelerin de anılan Genel Müdürlüğün meteorolojik ürünlerinin diğer ülke ve kişilere satışından yıl içinde elde edilecek döviz cinsinden tutarlar, T.C. Merkez Bankası nezdinde açılacak özel hesaba yatırılır. Bu tutarlardan ilgili anlaşmalar gereğince yurt dışı kuruluşlara ödenmesi gereken tutarlar, bu özel hesaptan Devlet Meteoroloji İşleri Genel Müdürlüğünün talimatıyla T.C. Merkez Bankasınca transfer edilir. Geri kalan tutarlar, ilgili Genel Müdürlüğün talimatıyla T.C. Merkez Bankasınca döviz alış kuru üzerinden Türk Lirasına çevrilerek Genel Müdürlüğün ödemelerini yapan muhasebe birimi hesabına aktarılır. Muhasebe birimi hesabına aktarılan bu tutarlar, genel bütçeye gelir kaydedilir.

(2) 2006 yılından önce katma bütçeli olan idarelerden 5018 sayılı Kanunla genel bütçe kapsamına alınanların ilgili mevzuatında belirtilen kurum gelirleri, genel bütçe geliri olarak tahsil edilir.

(3) 4/12/1984 tarihli ve 3096 sayılı Türkiye Elektrik Kurumu Dışındaki Kuruluşların Elektrik Üretimi, İletimi, Dağıtımı ve Ticareti ile Görevlendirilmesi Hakkında Kanun kapsamındaki tabii kaynakların ve tesislerin işletme haklarının devrinden elde edilen gelirlerin tamamı genel bütçeye gelir kaydedilir.

İKİNCİ KISIM

Devlet Borçları ve Kamu İktisadi Teşebbüslerine İlişkin Hükümler

Hazine garantili imkân ve dış borcun ikrazı limiti ve borçlanmaya ilişkin işlemler

MADDE 19 – (1) 2009 yılında, 28/3/2002 tarihli ve 4749 sayılı Kamu Finansmanı ve Borç Yönetiminin Düzenlenmesi Hakkında Kanuna göre sağlanacak;

a) Garantili imkan ve dış borcun ikrazı limiti 4 milyar ABD Dolarını,

b) Hazine Müsteşarlığınca belirlenecek koşullar çerçevesinde ve elde edilecek kaynaklar Hazineye aktarılacak şekilde kamu kurum ve kuruluşlarınca ihraç edilecek sertifika, senet ve benzeri finansman enstrümanlarına sağlanacak garanti tutarı 2 milyar ABD Dolarını,

aşamaz.

(2) Birinci fıkranın (b) bendinde yer alan tutarı bir katına kadar artırmaya Bakanlar Kurulu yetkilidir.

(3) Bu Kanunun 1 inci maddesi ile belirlenen başlangıç ödeneklerinin yüzde 1'ine kadar ikrazen özel tertip Devlet iç borçlanma senedi ihraç edilebilir.

Görev zararları

MADDE 20 – (1) Kamu iktisadi teşebbüslerinin 8/6/1984 tarihli ve 233 sayılı Kamu İktisadi Teşebbüsleri Hakkında Kanun Hükmünde Kararnamenin 35 inci maddesi uyarınca doğmuş ve doğacak görev zararı alacakları ile 12/12/2001 tarihli ve 2001/3372 sayılı Bakanlar Kurulu Kararı ile önceki yıllar kararları kapsamında üretilen şekerin, Türkiye Şeker Fabrikaları A.Ş.'nin özelleştirme programına alındığı tarih itibarıyla sözleşmesi ve bağlantısı yapılmış olan dahilde işleme rejimi kapsamındaki satışlarıyla ihracatından doğan ve/veya doğacak görev zararları ile muhtelif Bakanlar Kurulu kararları uyarınca doğmuş ve/veya doğacak görev zararı alacakları ve Toprak Mahsulleri Ofisi Genel Müdürlüğünün ilgili mevzuatında belirtilen esas ve usullere göre doğmuş ve doğacak görev zararı alacakları, (anılan Genel Müdürlüğün 2004-2005 kampanya döneminde dahilde işleme rejimi kapsamında doğan ve/veya doğacak görev zararları hariç) avans olarak Hazine Müsteşarlığı bütçesinde bu amaçla öngörülen ödeneklerden karşılanır.

(2) Hazinenin pay sahibi olduğu ve 233 sayılı Kanun Hükmünde Kararname kapsamı dışındaki şirketlerin Hazineye tekabül eden temettü tutarlarının (geçmiş yıllarda gelir kaydı yapılmış, ancak gider kaydı yapılmamış olanlar da dahil olmak üzere) tamamı veya bir kısmı, şirketlerin ödenmemiş sermayesine ve/veya görev zararı alacaklarına mahsup edilebilir. Söz konusu mahsup işlemlerine Hazine Müsteşarlığının bağlı olduğu Bakan; mahsup işlemlerini Hazine Müsteşarlığının teklifi üzerine bütçenin gelir ve gider hesaplarıyla ilişkilendirilmeksizin mahiyetlerine göre ilgili Devlet hesaplarına kaydettirmeye Maliye Bakanı yetkilidir.

(3) Türkiye İhracat Kredi Bankası Anonim Şirketinin politik risk kapsamında yapacağı tahsilâtın ve Bankanın faaliyet kârlarından Hazineye tekabül eden temettü tutarlarının ve olağanüstü yedek akçelerinin tamamı veya bir kısmı, Bankanın politik risk alacağına ve/veya ödenmemiş sermayesine mahsup edilebilir. Söz konusu mahsup işlemlerine Hazine Müsteşarlığının bağlı olduğu Bakan; mahsup işlemlerini Hazine Müsteşarlığının teklifi üzerine bütçenin gelir ve gider hesaplarıyla ilişkilendirilmeksizin mahiyetlerine göre ilgili Devlet hesaplarına kaydettirmeye Maliye Bakanı yetkilidir.

ÜÇÜNCÜ KISIM

Kamu Personeline İlişkin Hükümler

Katsayılar, yurt dışı aylıkları, ücret ve sözleşme ücreti

MADDE 21 – (1) 657 sayılı Kanunun 154 üncü maddesi uyarınca, 1/1/2009-30/6/2009 döneminde aylık gösterge tablosunda yer alan rakamlar ile ek gösterge rakamlarının aylık tutarlara çevrilmesinde uygulanacak aylık katsayısı (0,053505), memuriyet taban aylığı göstergesine uygulanacak taban aylığı katsayısı (0,7084), yan ödeme katsayısı (0,016965) olarak; 1/7/2009-31/12/2009 döneminde ise aylık katsayısı (0,05592), taban aylığı katsayısı (0,74348), yan ödeme katsayısı (0,01773) olarak uygulanır.

(2) 22/1/1990 tarihli ve 399 sayılı Kanun Hükmünde Kararnamenin 3 üncü maddesinin (c) bendi uyarınca çalıştırılan sözleşmeli personelin ücret tavanı; 1/1/2009-30/6/2009 döneminde 2.809 Türk Lirası, 1/7/2009-31/12/2009 döneminde ise 2.935 Türk Lirası olarak uygulanır.

(3) Türkiye İstatistik Kurumu tarafından 2008 yılı Aralık ayına ilişkin olarak açıklanan 2003=100 Temel Yıllı Tüketici Fiyatları Endeksinin 2008 yılı Haziran ayı endeksine göre değişim oranının yüzde 4'ü aşması halinde, aşan kısmı

telafi edecek şekilde birinci ve ikinci fıkralarda yer alan ve 2009 yılının birinci altı aylık dönemine ait katsayılar ile ücret tavanını yeniden belirlemeye Bakanlar Kurulu yetkilidir.

(4) İdarelerin yurt dışı kuruluşlarına dahil kadrolarında görev yapan Devlet memurlarının yurt dışı aylıkları, yeni kurlar ve yeni emsaller tespit edilinceye kadar, 2/4/2004 tarihli ve 2004/7356 sayılı Bakanlar Kurulu Kararına göre ödenir.

Kadroların kullanımına ilişkin esaslar

MADDE 22 – (1) 13/12/1983 tarihli ve 190 sayılı Genel Kadro ve Usulü Hakkında Kanun Hükmünde Kararnamenin 2 nci maddesinde belirtilen kamu idare, kurum ve kuruluşları; serbest memur kadrolarına 2008 yılında emeklilik, ölüm, istifa veya nakil sonucu ayrılan memur sayısının yüzde 25'ini geçmeyecek şekilde açıktan veya diğer kamu idare, kurum ve kuruluşlarından nakil suretiyle atama yapabilir. Bu sınırlar içinde memur ihtiyacını karşılayamayacak söz konusu idare, kurum ve kuruluşlardan yükseköğretim kurumları için ilave 4.000 adet, diğerleri için ilave 21.000 adet atama izni verilebilir.

(2) Hakimlik ve savcılık meslekleri ile bu meslekten sayılan görevlere ve Tıpta Uzmanlık Tüzüğü uyarınca asistan kadrolarına yapılacak atamalar, 27/7/1967 tarihli ve 926 sayılı Türk Silahlı Kuvvetleri Personel Kanunu kapsamında veya diğer ilgili mevzuata göre yapılacak askeri personel atamaları, emniyet hizmetleri sınıfında bulunan kadrolara yapılacak atamalar, 12/4/1991 tarihli ve 3713 sayılı Terörle Mücadele Kanununun ek 1 inci maddesi ve 24/5/1983 tarihli ve 2828 sayılı Sosyal Hizmetler ve Çocuk Esirgeme Kurumu Kanununun ek 1 inci maddesi uyarınca yapılacak atamalar ile 24/11/1994 tarihli ve 4046 sayılı Özelleştirme Uygulamaları Hakkında Kanunun 22 nci maddesi ve 4/2/1924 tarihli ve 406 sayılı Telgraf ve Telefon Kanununun ek 29 uncu maddesi uyarınca yapılacak personel nakilleri birinci fıkrada yer alan sınırlamalara tâbi değildir.

(3) İkinci fıkrada sınırlamalara tâbi olmaksızın atama yapılabileceği belirtilen kadrolardan ayrılanlar ile 22/5/2008 tarihli ve 5765 sayılı Kanunla kurulan üniversitelere devredilen memur sayıları birinci fıkrada öngörülen yüzde 25 sınırının hesabında dikkate alınmaz.

(4) Birinci fıkra kapsamında 657 sayılı Kanunun 59 ve 92 nci maddeleri uyarınca yapılacak açıktan atamalar için Devlet Personel Başkanlığından izin alınması zorunludur.

(5) 2/9/1983 tarihli ve 78 sayılı Yükseköğretim Kurumları Öğretim Elemanlarının Kadroları Hakkında Kanun Hükmünde Kararname eki cetvelde kadroları yer alan yükseköğretim kurumları; öğretim üyesi dışındaki boş öğretim elemanı kadrolarına, 2008 yılında emeklilik, ölüm, istifa, nakil, eğitimin tamamlanması veya başarısızlık sonucu kurumlarından ayrılan öğretim elemanı sayısının yüzde 25'ini (araştırma görevlisi kadroları için yüzde 100'ünü) geçmeyecek şekilde açıktan veya yükseköğretim kurumları ile diğer kamu idare, kurum ve kuruluşlarından naklen atama yapabilir. Bu sınırlar içinde öğretim elemanı ihtiyacını karşılayamayacak söz konusu yükseköğretim kurumları için ilave 5.000 adet atama izni verilebilir. Ancak, 1/3/2006 tarihli ve 5467 sayılı Kanun, 17/5/2007 tarihli ve 5662 sayılı Kanun ile 22/5/2008 tarihli ve 5765 sayılı Kanunla kurulan üniversitelere verilen ilave atama izninin 500 adedi, bu üniversitelerin 2547 sayılı Kanunun 35 inci maddesine göre yurt içinde öğretim elemanı yetiştirmek amacıyla araştırma görevlisi kadrolarına yapacakları atamalarda kullanılır.

(6) Tıpta Uzmanlık Tüzüğü uyarınca araştırma görevlisi kadrolarına yapılacak atamalar ile 8/4/1929 tarihli ve 1416 sayılı Ecnebi Memleketlere Gönderilecek Talebe Hakkında Kanun uyarınca yurt dışına eğitim amacıyla gönderilenlerden öğretim elemanı kadrolarına yapılacak atamalar, beşinci fıkrada öngörülen sınırlamalara tâbi değildir.

(7) Öğretim üyesi kadrolarından ayrılan personel sayısı, Tıpta Uzmanlık Tüzüğü uyarınca atanmış oldukları araştırma görevlisi kadrolarından ayrılan personel sayısı ile 5765 sayılı Kanunla kurulan üniversitelere devredilen öğretim elemanı sayısı beşinci fıkrada öngörülen yüzde 25 veya yüzde 100 sınırının hesabında dikkate alınmaz.

(8) 190 sayılı Kanun Hükmünde Kararnamenin 2 nci maddesinde belirtilen kamu idare, kurum ve kuruluşları ile 5018 sayılı Kanuna ekli (III) sayılı cetvelde yer alan düzenleyici ve denetleyici kurumlar, kadroları ile pozisyonlarının dolu ve boş durumu ile bunlarda meydana gelen değişiklikleri gösterir cetvelleri Mart, Haziran, Eylül ve Aralık aylarının son günü itibarıyla düzenleyerek anılan ayları izleyen ayın yirmisine kadar e-bütçe sisteminde Maliye Bakanlığına bildirirler. Aynı bilgileri içeren cetvelleri Devlet Personel Başkanlığına gönderirler.

(9) 1/1/2009 tarihi itibarıyla, 3/7/2005 tarihli ve 5393 sayılı Belediye Kanununun 49 uncu maddesinde belirtilen oranları aşmış olan belediyeler ve bunların kurdukları müessese ve işletmeler ile 26/5/2005 tarihli ve 5355 sayılı Mahalli İdare Birlikleri Kanununun 18 inci maddesinde belirtilen oranı aşmış olan mahalli idare birliklerinin boş memur ve sürekli işçi kadrolarına yapılacak atamalar hakkında 5393 sayılı Kanunun geçici 1 inci maddesi hükümleri uygulanır.

Sözleşmeli personele ilişkin esaslar

MADDE 23 – (1) 190 sayılı Kanun Hükmünde Kararnamenin 2 nci maddesinde belirtilen kamu idare, kurum ve kuruluşlarında, ilgili mevzuatı uyarınca kadro karşılıksız, 657 sayılı Kanunun 4 üncü maddesinin (B) fıkrası ve ek geçici 16 ncı maddesi ile yükseköğretim mevzuatı uyarınca kullanılacak sözleşmeli personel pozisyonlarına ilişkin unvan, sayı ve ücretler ile tip sözleşme örneği Maliye Bakanlığının vizesine tâbidir. Kadro karşılığı çalıştırılan sözleşmeli personel için sadece tip sözleşme örneği vizesi yapılır. Anılan idare, kurum ve kuruluşların 2008 yılındaki vizeli mevcut pozisyon ve tip sözleşme örnekleri yeni bir vize yapılmasına gerek kalmaksızın 2009 yılında kullanılmaya devam olunur. Bu pozisyonlarda 2008 yılında istihdam edilen personelden, 2009 yılında görevlerine devam etmeleri uygun görülenlerle, mevcut sözleşme ücretlerine 2009 yılı için mevzuat uyarınca yapılacak artışlar ilave edilmek suretiyle yeni sözleşme yapılır.

(2) Birinci fıkrada belirtilen idare, kurum ve kuruluşlarda ilgili mevzuat hükümlerine dayanılarak istihdam edilecek yeni sözleşmeli personelin belirlenmesine yönelik herhangi bir işlem yapılmadan önce, personel sayısı ve nitelikleri hususunda Maliye Bakanlığından izin alınması şarttır.

(3) Genel bütçe kapsamındaki kamu idareleri ile 5018 sayılı Kanuna ekli (II) ve (IV) sayılı cetvellerde yer alan kamu idareleri, döner sermayeler, belediyeler, il özel idareleri ve mahalli idare birlikleri ile bunların müessese ve işletmelerinde (Türk Ticaret Kanunu hükümlerine göre kurulmuş olanlar hariç) ve 233 sayılı Kanun Hükmünde Kararname kapsamı dışında kalan kuruluşlarda, sözleşmeyle çalıştırılacak personel hakkında 6/6/1978 tarihli ve 7/15754 sayılı Bakanlar Kurulu Kararının uygulanmasına devam olunur.

(4) Yukarıdaki fıkralar kapsamında vize edilmiş pozisyonlarda birim, nitelik, unvan, isim, tip sözleşme değişiklikleri ile mevzuat uyarınca yapılması gerekenler dışındaki ücret değişiklikleri Maliye Bakanlığına vize ettirilir.

(5) Kanun, uluslararası anlaşma, Bakanlar Kurulu kararı veya yılı programıyla kurulması veya genişletilmesi öngörülen birimler ile hizmetin gerektirdiği zorunlu haller için ve yılı ödeneğini aşmamak kaydıyla yapılacak yeni vizeler dışında, 2008 yılı sözleşmeli personel pozisyon sayıları hiçbir şekilde aşılamaz.

(6) 5393 sayılı Kanunun 49 uncu maddesi çerçevesinde sözleşmeli personel çalıştırılması konusunda birinci, ikinci, dördüncü ve beşinci fıkra hükümleri uygulanmaz. Belediyeler, il özel idareleri ve mahalli idare birlikleri ile bunların müessese ve işletmelerinde, anılan Kanunun 49 uncu maddesi çerçevesinde sözleşmeli personel istihdamı mümkün olan hizmetlerde (anılan maddenin dördüncü fıkrasında sayılan unvanların dışında olmak ve o hizmet için ihdas edilmiş kadro bulunmamak kaydıyla kısmi süreli olarak çalıştırılacak sözleşmeli personel hariç) 657 sayılı Kanunun 4 üncü maddesinin (B) fıkrasına göre ayrıca sözleşmeli personel istihdam edilemez.

İşçi istihdamı ve ödeneklerine ilişkin esaslar

MADDE 24 – (1) Genel bütçe kapsamındaki kamu idareleri ile 5018 sayılı Kanuna ekli (II) sayılı cetvelde yer alan kamu idareleri, sürekli işçileri ile 4/4/2007 tarihli ve 5620 sayılı Kanuna göre çalıştıracakları geçici işçileri, bütçelerinin (01.3) ile (02.3) ekonomik kodlarında yer alan ödenekleri aşmayacak sayı ve/veya süreyle istihdam edebilirler.

(2) Toplu iş sözleşmelerinden doğacak yükümlülükler, ihbar ve kıdem tazminatı ödemeleri, asgari ücret ve sigorta prim artışı nedeniyle meydana gelecek ödenek noksanlıkları Maliye Bakanlığı bütçesinin "Personel Giderlerini Karşılama Ödeneği" ile "Yedek Ödenek" tertiplerinde yer alan ödeneklerden aktarma yapılmak suretiyle karşılanabilir. Birinci fıkrada belirtilen ekonomik kodlara bu durumlar dışında (söz konusu ekonomik kodlar arasındaki aktarmalar ile bu kodlar için birimler arası aktarmalar hariç) hiçbir şekilde ödenek aktarması yapılamayacağı gibi bütçenin başka tertiplerinden işçi ücreti ve fazla süreli çalışma ve/veya fazla çalışma ücreti de ödenemez. Bu fıkradaki kısıtlamalar, kendi bütçe tertiplerinden aktarma yapılması koşuluyla TÜBİTAK için uygulanmaz.

(3) Birinci fıkrada belirtilen kamu idarelerinin harcama yetkilileri, fazla çalışma için öngörülen ödeneğe göre iş programlarını yapmak, bu ödeneği aşacak şekilde fazla süreli çalışma ve/veya fazla çalışma yaptırmamak ve ertesi yıla fazla süreli çalışma ve/veya fazla çalışmadan dolayı borç bıraktırmamakla yükümlüdürler. Deprem, yangın, su baskını, yer kayması, kaya düşmesi, çığ ve benzeri afetler nedeniyle yürürlüğe konulacak Bakanlar Kurulu kararları uyarınca yaptırılacak fazla çalışmalar ile fazla çalışma ücret ödemelerine ilişkin ilama bağlı borçlar için yapılacak aktarmalar hariç fazla süreli çalışma ve/veya fazla çalışma ücret ödemeleri için hiçbir şekilde ödenek aktarması yapılamaz.

DÖRDÜNCÜ KISIM
Çeşitli Hükümler

Uluslararası kuruluşlara üyelik

MADDE 25 – (1) Genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idareler tarafından kanun, kararname ve uluslararası anlaşmalar gereği üye olunan uluslararası kuruluşlar dışındaki uluslararası kuruluşlara, gerekli ödeneğin temini hususunda Maliye Bakanlığının uygun görüşü alınmadan üye olunamaz ve katılma payı ile üyelik aidatı adı altında herhangi bir ödeme yapılamaz.

(2) Hazine ve Dış Ticaret Müsteşarlıklarının uluslararası anlaşmalar, kanun ve kararnamelerle Türkiye Cumhuriyeti adına üye olduğu uluslararası kuruluşlara ilişkin işlemlerine (katılma payı ödemeleri dahil) bu madde hükmü uygulanmaz.

Kamu idarelerince işletilen sosyal tesisler

MADDE 26 – (1) Merkezi yönetim kapsamındaki kamu idarelerince işletilen eğitim ve dinlenme tesisi, misafirhane, çocuk bakımevi, kreş, spor tesisi ve benzeri sosyal tesislerin giderleri, münhasıran bu tesislerin işletilmesinden elde edilen gelirlerden karşılanır. Bu yerlerde, merkezi yönetim bütçesi ile döner sermaye ve fonlardan ücret ödenmek üzere 2009 yılında ilk defa istihdam edilecek yeni personel görevlendirilmez.

Muhasebe kayıtlarından çıkarılacak tutarlar ve tahsil edilmeyecek alacaklar

MADDE 27 – (1) 21/7/1953 tarihli ve 6183 sayılı Amme Alacaklarının Tahsil Usulü Hakkında Kanun kapsamında izlenen alacakların dışında kalan ve muhasebe kayıtlarında bulunan Devlet alacaklarından tutarı 15 Türk Lirasına kadar olanların tahsili için yapılacak takibat giderlerinin asıl alacak tutarından fazla olacağının anlaşılması halinde, bu tutarların muhasebe kayıtlarından çıkarılmasına genel bütçe kapsamındaki kamu idarelerinde Maliye Bakanı, diğer kamu idarelerinde üst yöneticiler yetkilidir.

(2) 8/6/1949 tarihli ve 5434 sayılı Türkiye Cumhuriyeti Emekli Sandığı Kanunu, 17/7/1964 tarihli ve 506 sayılı Sosyal Sigortalar Kanunu, 2/9/1971 tarihli ve 1479 sayılı Esnaf ve Sanatkarlar ve Diğer Bağımsız Çalışanlar Sosyal Sigortalar Kurumu Kanunu, 17/10/1983 tarihli ve 2925 sayılı Tarım İşçileri Sosyal Sigortalar Kanunu ile 17/10/1983 tarihli ve 2926 sayılı Tarımda Kendi Adına ve Hesabına Çalışanlar Sosyal Sigortalar Kanunundan herhangi biri kapsamında sağlık yardımı alması gerekirken, aynı dönemde diğer bir sosyal güvenlik kanunu kapsamında hak etmediği halde sağlık yardımı almış kişilerden, yersiz olarak sağlık ödemeleri yapan sosyal güvenlik kurumu tarafından tahakkuk ettirilmiş veya ettirilecek borçlar, varsa ilgililerin bu nedenle açtıkları davadan vazgeçmeleri halinde, tahsil edilmez. Bu borçlara ilişkin açılmış olan dava ve icra takiplerinden sosyal güvenlik kurumlarınca da vazgeçilir.

Tedavi hizmetleri için katılım payı uygulaması

MADDE 28 – (1) Kamu idarelerinde 31/5/2006 tarihli ve 5510 sayılı Sosyal Sigortalar ve Genel Sağlık Sigortası Kanununun 4 üncü maddesinin birinci fıkrasının (c) bendi kapsamında sigortalı olarak istihdam edilenler (bunlardan aylıksız izinli olup, ilgili mevzuatı gereğince tedavi yardımı hakkı devam edenler dâhil) ile bunların bakmakla yükümlü olduğu aile fertlerinin, 18/6/1992 tarihli ve 3816 sayılı Kanun kapsamındaki yeşil kart sahiplerinin ve ilgili mevzuatında 3816 sayılı Kanun hükümlerine göre tedavilerinin sağlanması hükme bağlanmış olanların; 2009 yılında, ayakta tedavilerinde hekim ve diş hekimi muayenelerinden 2 TL katılım payı alınır. Katılım payı tutarını; birinci basamak sağlık kuruluşlarında yapılan muayenelerde almamaya ya da daha düşük tutarlarda belirlemeye veya tekrar aynı tutarlara getirmeye, ikinci ve üçüncü basamak sağlık kurumlarında yapılan muayenelerde önceki basamaklardan sevkli olarak başvurulup başvurulmadığı dikkate alınmak suretiyle yarısına kadar indirmeye veya beş katına kadar artırmaya, gerektiğinde bu tutarları kanuni tutarlarına getirmeye veya indirmeye Maliye Bakanlığı yetkilidir.

(2) Birinci fıkra kapsamına girenlerin 2009 yılında, tedavileri nedeniyle kullanmalarına gerek görülen ortez, protez, iyileştirme araç ve gereçlerinin bedelleri üzerinden, gereksiz kullanımı azaltma, sağlık hizmetlerinin niteliği açısından hayati önemi haiz olup olmaması, kişilerin gelir ve aylıklarının tutarı ve benzeri ölçütler dikkate alınarak yüzde 10 ilâ yüzde 20 arasında Maliye Bakanlığınca belirlenen oranlarda katılım payı alınır. Ancak, bu şekilde alınacak katılım payının tutarı, sağlık hizmetinin alındığı tarihteki asgari ücretin yüzde 75'ini geçemez.

(3) 3816 sayılı Kanun kapsamındaki yeşil kart sahiplerinin ve ilgili mevzuatında 3816 sayılı Kanun hükümlerine göre tedavilerinin sağlanması hükme bağlanmış olanların, ikinci fıkra uyarınca ödemiş oldukları katılım payları, 2009 yılında, talepleri halinde 29/5/1986 tarihli ve 3294 sayılı Sosyal Yardımlaşma ve Dayanışmayı Teşvik Kanunu hükümlerine göre kendilerine geri ödenir.

(4) Bir hastalığın tedavisinin başka tıbbî bir yöntemle tedavisinin mümkün olmaması nedeniyle yapılacak yardımcı üreme yöntemi tedavisi dışındaki, yardımcı üreme yöntemi tedavisinde, 2009 yılında, birinci fıkra kapsamına girenler için ilk denemede yüzde 30, ikinci denemede yüzde 25 oranında katılım payı alınır. Bu fıkra gereğince alınacak katılım payının hesabında, ikinci fıkrada belirtilen üst limit dikkate alınmaz.

(5) Katılım payının gerektiğinde ilgililerin aylık ve ücretlerinden kesilmesine veya eczaneler ile diğer kurum ve kuruluşlar aracılığı ile tahsiline ilişkin esas ve usulleri belirlemeye Maliye Bakanlığı yetkilidir.

(6) Sağlık kurum ve kuruluşları, kamu idarelerinde 5510 sayılı Kanunun 4 üncü maddesinin birinci fıkrasının (c) bendi kapsamında sigortalı olarak istihdam edilenler (bunlardan aylıksız izinli olup, ilgili mevzuatı gereğince tedavi yardımı hakkı devam edenler dahil) ile bunların bakmakla yükümlü olduğu aile fertlerinden, vermiş oldukları sağlık hizmetleri için anılan Kanunun 73 üncü maddesi gereğince genel sağlık sigortalısı hak sahiplerinden alabilecekleri ilave ücretlerin dışında ilave ücret talep edemez. Maliye Bakanlığı ilave ücret alınamayacak sağlık hizmetlerini yeniden tespit etmeye yetkilidir.

(7) 5510 sayılı Kanunun geçici 12 nci maddesinin ikinci fıkrası gereğince ilgili kayıt ve işlemlerin Sosyal Güvenlik Kurumu tarafından devralınması halinde, devir tarihinden sonra anılan Kanunun ilgili hükümleri uygulanır.

Kısmen veya tamamen uygulanmayacak hükümler

MADDE 29 – (1) a) 2547 sayılı Kanunun 46, 58, ek 25, ek 26, ek 27 nci maddelerinin ve 3843 sayılı Kanunun 7 nci maddesinin özel gelir ve özel ödenek uygulaması ile devrine ilişkin hükümleri ve 2547 sayılı Kanunun 46 ncı maddesinin yedinci fıkrası,

b) 12/3/1982 tarihli ve 2634 sayılı Turizmi Teşvik Kanununun 21 inci maddesinin ikinci fıkrası,

c) 2828 sayılı Kanunun 31 inci maddesinin ikinci fıkrasının birinci cümlesi,

ç) 24/11/1994 tarihli ve 4046 sayılı Özelleştirme Uygulamaları Hakkında Kanunun 10 uncu maddesinin üçüncü fıkrası, geçici 23 üncü maddesinin ikinci fıkrasının ikinci ve üçüncü cümlesi, geçici 24 üncü maddesinin ikinci fıkrasının son cümlesi ile üçüncü fıkrası, 20/2/2001 tarihli ve 4628 sayılı Elektrik Piyasası Kanununun 14 üncü maddesinin beşinci fıkrasının üçüncü, dördüncü ve beşinci cümleleri,

d) 5/4/1983 tarihli ve 2813 sayılı Bilgi Teknolojileri ve İletişim Kurumunun Kuruluşuna İlişkin Kanunun değişik 5 inci maddesinin birinci fıkrasında geçen "özel bütçeli" ibaresi,

e) 22/2/2005 tarihli ve 5302 sayılı İl Özel İdaresi Kanununun 51 inci maddesinin birinci fıkrasının (f) bendi ile 3/7/2005 tarihli ve 5393 sayılı Belediye Kanununun 68 inci maddesinin birinci fıkrasının (f) bendi,

2009 yılında uygulanmaz.

(2) 13/12/1983 tarihli ve 178 sayılı Maliye Bakanlığının Teşkilat ve Görevleri Hakkında Kanun Hükmünde Kararnamenin 13 üncü maddesinin (j) bendinde yer alan "Bakanlık hizmet binaları ve İçişleri Bakanlığının görüşünü almak suretiyle, hükümet konaklarının yapımını programlamak, satınalma işlemlerini yürütmek ve bunların onarımlarını yapmak," hükmü "Bakanlık hizmet binalarının yapımını programlamak, satınalma işlemlerini yürütmek ve bunların onarımlarını yapmak," şeklinde uygulanır.

(3) 27/6/1989 tarihli ve 375 sayılı Kanun Hükmünde Kararnamenin ek 4 üncü maddesinde yer alan "her ay için 5 YTL tutarında sendika ödeneği verilir." ibaresi, 15/1/2009 tarihinden geçerli olmak üzere "her ay için 10 TL tutarında toplu görüşme primi verilir." şeklinde uygulanır.

(4) 23/7/1995 tarihli ve 4123 sayılı Tabii Afet Nedeniyle Meydana Gelen Hasar ve Tahribata İlişkin Hizmetlerin Yürütülmesine Dair Kanunun 6 ncı maddesinin üçüncü fıkrasına göre, 30/9/2008 tarihinden önceki dönemlere ilişkin başvurulardan Maliye Bakanlığınca uygun görüş verilmemiş olanlar hakkında herhangi bir işlem yapılmaz.

(5) 25/4/2001 tarihli ve 4652 sayılı Polis Yüksek Öğretim Kanununun geçici 4 üncü maddesinde yer alan "31 Aralık 2008" ibaresi "31 Aralık 2009" şeklinde uygulanır.

(6) 30/7/2008 tarihli ve 5795 sayılı Bazı Kanunlarda Değişiklik Yapılmasına Dair Kanunun 1 inci maddesinde yer alan "1/1/2009 tarihinde" ibaresi "31/12/2009 tarihinde" olarak uygulanır.

(7) 13/8/1993 tarihli ve 497 sayılı Türkiye Bilimler Akademisinin Kurulması Hakkında Kanun Hükmünde Kararnamenin 13 üncü maddesinde yer alan "Devlet Memurları Kanununa göre en yüksek devlet memuru brüt aylığının yıllık tutarı kadar araştırma desteği sağlanabilir." ibaresi, "Devlet Memurları Kanununa göre en yüksek devlet memuru brüt aylığının yıllık tutarının üç katına kadar araştırma desteği sağlanabilir." şeklinde uygulanır.

(8) 657 sayılı Devlet Memurları Kanununun geçici 35 inci maddesinde yer alan "2006, 2007 ve 2008" ibaresi "2006, 2007, 2008 ve 2009" şeklinde, "31.12.2008 tarihi itibarıyla kalan avukatlık vekâlet ücretlerinin tamamı ise anılan tarihte gelir kaydedilir." ibaresi ise "31.12.2008 tarihi itibarıyla kalan vekâlet ücretlerinin tamamı anılan tarihte gelir kaydedilir. 2009 yılına ilişkin ödenecek vekalet ücretleri ise kurumların bütçelerinin ilgili tertiplerinden tazminat olarak ödenir." şeklinde uygulanır.

(9) 1/1/2009 tarihinden sonra verilmesi gereken elektrik ve havagazı tüketim vergisi beyannamelerine uygulanmak üzere, 26/5/1981 tarihli ve 2464 sayılı Belediye Gelirleri Kanununun; 35 inci maddesinin ikinci fıkrasında yer alan "ilgili belediyeye" ibaresi, "kurumlar vergisi yönünden bağlı bulundukları vergi dairesine" şeklinde, 39 uncu maddesinde yer alan "belediyeye bir beyanname ile bildirmeye ve vergiyi aynı sürede ödemeye mecburdurlar." ibaresi, "kurumlar vergisi yönünden bağlı bulundukları vergi dairesine, Maliye Bakanlığınca belirlenecek usul ve esaslara göre bir beyannameyle

bildirmeye ve vergiyi aynı sürede, Genel Bütçenin (B) işaretli cetveline gelir kaydedilmek üzere, ödemeye mecburdurlar. Verginin tarh, tahakkuk ve tahsiline ilgili vergi daireleri yetkilidir." şeklinde uygulanır.

(10) 22/5/2007 tarihli ve 5664 sayılı Konut Edindirme Yardımı Hak Sahiplerine Ödeme Yapılmasına Dair Kanunun 5 inci maddesinin ikinci fıkrasında yer alan "2 aylık süre" ibaresi, "8 aylık süre" şeklinde uygulanır.

(11) 24/11/1994 tarihli ve 4046 sayılı Özelleştirme Uygulamaları Hakkında Kanunun geçici 24 üncü maddesinin ikinci fıkrasının ikinci cümlesi ile 20/2/2001 tarihli ve 4628 sayılı Elektrik Piyasası Kanununun 14 üncü maddesinin beşinci fıkrasının ikinci cümlesinde yer alan "özel gelir" ibareleri "gelir" şeklinde uygulanır.

Yürürlük

MADDE 30 – (1) Bu Kanun 1/1/2009 tarihinde yürürlüğe girer.

Yürütme

MADDE 31 – (1) Bu Kanunun;

a) Türkiye Büyük Millet Meclisi ile ilgili hükümlerini Türkiye Büyük Millet Meclisi Başkanı,

b) Cumhurbaşkanlığı ile ilgili hükümlerini Cumhurbaşkanlığı Genel Sekreteri,

c) Sayıştay Başkanlığı ile ilgili hükümlerini Sayıştay Birinci Başkanı,

ç) Genel bütçe kapsamındaki kamu idareleri ile ilgili hükümlerini ilgili bakanlar ve Maliye Bakanı,

d) Özel bütçeli idarelere ilişkin hükümlerini idarelerin bağlı veya ilgili olduğu bakanlar ve Maliye Bakanı,

e) Düzenleyici ve denetleyici kurumlara ilişkin hükümlerini kendi kurulları ve/veya kurum başkanları,

f) Diğer hükümlerini Maliye Bakanı,

yürütür.

(TL)

KODLAR				AÇIKLAMA	2009 YILI BÜTÇE GELİRİ	2010 YILI BÜTÇE GELİRİ	2011 YILI BÜTÇE GELİRİ
I	II	III	IV				
01				**Vergi Gelirleri**	**220.602.859.000**	**244.370.225.000**	**270.772.271.000**
	1			**Gelir ve Kazanç Üzerinden Alınan Vergiler**	**69.209.633.000**	**77.543.338.000**	**86.882.334.000**
		1		**Gelir Vergisi**	**46.598.274.000**	**52.209.289.000**	**58.499.289.000**
			01	Beyana Dayanan Gelir Vergisi	2.413.017.000	2.703.575.000	3.028.837.000
			02	Basit Usulde Gelir Vergisi	246.647.000	276.347.000	309.649.000
			03	Gelir Vergisi Tevkifatı	42.560.962.000	47.685.833.000	53.431.287.000
			04	Gelir Geçici Vergisi	1.377.648.000	1.543.534.000	1.729.516.000
		2		**Kurumlar Vergisi**	**22.611.359.000**	**25.334.049.000**	**28.383.045.000**
			01	Beyana Dayanan Kurumlar Vergisi	1.338.450.000	1.499.616.000	1.679.135.000
			02	Kurumlar Vergisi Tevkifatı	205.080.000	229.774.000	257.421.000
			03	Kurumlar Geçici Vergisi	21.067.829.000	23.604.659.000	26.446.489.000
	2			**Mülkiyet Üzerinden Alınan Vergiler**	**4.895.311.000**	**5.484.768.000**	**6.145.674.000**
		1		**Veraset ve İntikal Vergisi**	**125.978.000**	**141.147.000**	**158.152.000**
			01	Veraset ve İntikal Vergisi	125.978.000	141.147.000	158.152.000
		2		**Motorlu Taşıtlar Vergisi**	**4.769.333.000**	**5.343.621.000**	**5.987.522.000**
			01	Motorlu Taşıtlar Vergisi	4.769.333.000	5.343.621.000	5.987.522.000
	3			**Dahilde Alınan Mal ve Hizmet Vergileri**	**93.451.491.000**	**101.600.332.000**	**110.424.013.000**
		1		**Dahilde Alınan Katma Değer Vergisi**	**34.141.900.000**	**38.253.011.000**	**42.838.554.000**
			01	Beyana Dayanan KDV	33.302.231.000	37.312.235.000	41.784.460.000
			02	Tevkif Suretiyle Kesilen KDV	839.669.000	940.776.000	1.054.094.000

(TL)

KODLAR				AÇIKLAMA	2009 YILI BÜTÇE GELİRİ	2010 YILI BÜTÇE GELİRİ	2011 YILI BÜTÇE GELİRİ
I	II	III	IV				
		2		**Özel Tüketim Vergisi**	**49.551.716.000**	**52.414.475.000**	**55.335.043.000**
			01	Petrol ve Doğalgaz Ürünleri (I)	28.605.917.000	29.795.454.000	31.034.485.000
			02	Motorlu Taşıtlar (II)	5.268.667.000	5.903.080.000	6.614.497.000
			03	Alkollü İçkiler (III-a)	2.394.336.000	2.692.780.000	3.017.153.000
			04	Tütün Mamülleri (III-b)	11.950.877.000	12.535.344.000	13.001.827.000
			05	Kolalı Gazozlar (III-c)	235.292.000	259.143.000	290.335.000
			06	Dayanıklı Tüketim ve Diğer Mallar (IV)	1.096.627.000	1.228.674.000	1.376.746.000
		3		**Banka ve Sigorta Muameleleri Vergisi**	**4.132.496.000**	**4.630.100.000**	**5.188.071.000**
			01	Banka ve Sigorta Muameleleri Vergisi	4.132.496.000	4.630.100.000	5.188.071.000
		4		**Şans Oyunları Vergisi**	**416.663.000**	**466.835.000**	**523.098.000**
			01	Şans Oyunları Vergisi	416.663.000	466.835.000	523.098.000
		5		**Özel İletişim Vergisi**	**5.208.716.000**	**5.835.911.000**	**6.539.247.000**
			01	Özel İletişim Vergisi	5.208.716.000	5.835.911.000	6.539.247.000
	4			**Uluslararası Ticaret ve Muamelelerden Alınan Vergiler**	**42.093.391.000**	**47.469.872.000**	**53.569.666.000**
		1		**Gümrük Vergileri**	**3.533.356.000**	**3.984.528.000**	**4.496.332.000**
			01	Gümrük Vergileri	3.533.356.000	3.984.528.000	4.496.332.000
		2		**İthalde Alınan Katma Değer Vergisi**	**38.513.783.000**	**43.433.522.000**	**49.015.269.000**
			01	İthalde Alınan Katma Değer Vergisi	38.513.783.000	43.433.522.000	49.015.269.000

(TL)

KODLAR				AÇIKLAMA	2009 YILI BÜTÇE GELİRİ	2010 YILI BÜTÇE GELİRİ	2011 YILI BÜTÇE GELİRİ
I	II	III	IV				
		3		**Diğer Dış Ticaret Gelirleri**	**46.252.000**	**51.822.000**	**58.065.000**
			01	Diğer Dış Ticaret Gelirleri	46.252.000	51.822.000	58.065.000
	5			**Damga Vergisi**	**4.763.806.000**	**5.337.427.000**	**5.980.621.000**
		1		**Damga Vergisi**	**4.763.806.000**	**5.337.427.000**	**5.980.621.000**
			01	Damga Vergisi	4.763.806.000	5.337.427.000	5.980.621.000
	6			**Harçlar**	**6.127.241.000**	**6.865.038.000**	**7.692.147.000**
		1		**Yargı Harçları (I)**	**957.754.000**	**1.073.080.000**	**1.202.252.000**
			01	Ticaret Sicil Harçları	158.755.000	177.871.000	199.307.000
			02	Esnaf Sicil Harçları	15.817.000	17.722.000	19.857.000
			99	Diğer Yargı Harçları	783.182.000	877.487.000	983.088.000
		2		**Noter Harçları (II)**	**511.298.000**	**572.865.000**	**641.892.000**
			01	Noter Harçları (II)	511.298.000	572.865.000	641.892.000
		3		**Vergi Yargısı Harçları (III)**	**888.000**	**995.000**	**1.114.000**
			01	Vergi Yargısı Harçları (III)	888.000	995.000	1.114.000
		4		**Tapu Harçları (IV)**	**2.496.887.000**	**2.797.543.000**	**3.134.679.000**
			01	Tapu Harçları (IV)	2.496.887.000	2.797.543.000	3.134.679.000
		5		**Pasaport ve Konsolosluk Harçları (V-VI)**	**671.707.000**	**752.589.000**	**843.287.000**
			01	Pasaport ve Konsolosluk Harçları (V-VI)	671.707.000	752.589.000	843.287.000

(TL)

KODLAR				AÇIKLAMA	2009 YILI BÜTÇE GELİRİ	2010 YILI BÜTÇE GELİRİ	2011 YILI BÜTÇE GELİRİ
I	II	III	IV				
		6		**Gemi ve Liman Harçları (VII)**	**13.095.000**	**14.672.000**	**16.440.000**
			01	Gemi ve Liman Harçları (VII)	13.095.000	14.672.000	16.440.000
		7		**İmtiyazname, Ruhsatname ve Diploma Harçları (VIII)**	**14.311.000**	**16.035.000**	**17.967.000**
			01	Avcılık Belgesi Harçları	13.542.000	15.173.000	17.001.000
			99	Diğer İmtiyazname,Ruhsatname ve Diploma Harçları	769.000	862.000	966.000
		8		**Trafik Harçları (IX)**	**812.794.000**	**910.664.000**	**1.020.417.000**
			01	Trafik Harçları (IX)	812.794.000	910.664.000	1.020.417.000
		9		**Diğer Harçlar**	**648.507.000**	**726.595.000**	**814.099.000**
			01	Yurtdışı Çıkış Harcı	55.609.000	62.305.000	69.814.000
			03	Özel Güvenlik Harçları	30.298.000	33.946.000	38.037.000
			99	Diğer Harçlar	562.600.000	630.344.000	706.248.000
	9			**Başka Yerde Sınıflandırılmayan Vergiler**	**61.986.000**	**69.450.000**	**77.816.000**
		1		**Kaldırılan Vergiler Artıkları**	**9.212.000**	**10.321.000**	**11.564.000**
			01	Kaldırılan Vergiler Artıkları	9.212.000	10.321.000	11.564.000
		9		**Başka Yerde Sınıflandırılmayan Diğer Vergiler**	**52.774.000**	**59.129.000**	**66.252.000**
			99	Başka Yerde Sınıflandırılmayan Diğer Vergiler	52.774.000	59.129.000	66.252.000

(TL)

KODLAR				AÇIKLAMA	2009 YILI BÜTÇE GELİRİ	2010 YILI BÜTÇE GELİRİ	2011 YILI BÜTÇE GELİRİ
I	II	III	IV				
03				**Teşebbüs ve Mülkiyet Geliri**	**7.382.865.000**	**7.256.885.000**	**7.790.472.000**
	1			**Mal ve Hizmet Satış Gelirleri**	**1.653.773.000**	**1.452.907.000**	**1.472.950.000**
		1		**Mal Satış Gelirleri**	**1.053.516.000**	**1.180.373.000**	**1.322.628.000**
			03	Banka Çekleri Değerli Kağıt Bedelleri	88.665.000	99.341.000	111.315.000
			04	Diğer Değerli Kağıt Bedelleri	964.851.000	1.081.032.000	1.211.313.000
			99	Diğer Mal Satış Gelirleri	---	---	---
		2		**Hizmet Gelirleri**	**600.257.000**	**272.534.000**	**150.322.000**
			08	Yol, Köprü ve Tünel Ücret Gelirleri	600.257.000	272.534.000	150.322.000
			99	Diğer Hizmet Gelirleri	---	---	---
	2			**Malların Kullanma ve Faaliyette Bulunma İzni Gelirleri**	---	---	---
		1		**Malların Kullanma ve Faaliyette Bulunma İzni Gelirleri**	---	---	---
			01	RTÜK Lisans Ücreti	---	---	---
			02	RTÜK Yayın İzni Ücreti	---	---	---
			99	Malların Kullanma veya Faaliyette Bulunma İznine İlişkin Diğer Gelirler	---	---	---

(TL)

KODLAR				AÇIKLAMA	2009 YILI BÜTÇE GELİRİ	2010 YILI BÜTÇE GELİRİ	2011 YILI BÜTÇE GELİRİ
I	II	III	IV				
	3			**KİT ve Kamu Bankaları Gelirleri**	**3.346.718.000**	**3.484.179.000**	**3.761.552.000**
		1		**Hazine Portföyü ve İştirak Gelirleri**	**3.045.993.000**	**3.171.268.000**	**3.428.580.000**
			01	KİT'den Elde Edilen Gelirler	1.862.373.000	1.929.476.000	2.057.386.000
			02	İştirak Gelirleri	---	---	---
			04	2.Tip Telekom. Ruhsatı ve Genel İzin Gel.	6.820.000	7.492.000	8.394.000
			05	Kamu Bankalarından Elde Edilen Temettü Gelirleri	1.176.800.000	1.234.300.000	1.362.800.000
		2		**KİT ve İDT'lerden Sağlanan Gelirler**	**300.725.000**	**312.911.000**	**332.972.000**
			01	Devlet Hava Mey. İşl. Genel Müdürlüğü'nden	140.507.000	155.028.000	175.813.000
			02	Devlet Malzeme Ofisi Genel Müdürlüğünden	15.590.000	16.934.000	18.539.000
			03	Kıyı Emniyeti ve Gemi Kur,İşl. Gen.Müdürlüğünden	18.583.000	19.293.000	20.124.000
			04	Türkiye Petrolleri Anonim Ortaklığı'ndan	126.045.000	121.656.000	118.496.000
	4			**Kurumlar Hasılatı**	---	---	---
		1		**Genel Bütçeli İdareler Kurumlar Hasılatı**	---	---	---
			99	Diğer	---	---	---
		9		**Diğer Kurumlar Hasılatı**	---	---	---
			99	Diğer Kurumlar Hasılatı	---	---	---

(TL)

KODLAR				AÇIKLAMA	2009 YILI BÜTÇE GELİRİ	2010 YILI BÜTÇE GELİRİ	2011 YILI BÜTÇE GELİRİ
I	II	III	IV				
	5			**Kurumlar Karları**	**937.713.000**	**980.625.000**	**1.055.420.000**
		1		**Döner Sermayeler**	**936.955.000**	**979.776.000**	**1.054.487.000**
			01	Döner Sermayelerin Aylık Gayrisafi Hasılatından Aktarmalar	826.865.000	856.430.000	914.338.000
			02	Döner Sermayelerin Yılsonu Karlarından Aktarmalar	110.090.000	123.346.000	140.149.000
		9		**Diğer Kurumlar Karları**	**758.000**	**849.000**	**933.000**
			99	Diğer Kurumlar Karları	758.000	849.000	933.000
	6			**Kira Gelirleri**	**861.287.000**	**981.574.000**	**1.099.857.000**
		1		**Taşınmaz Kiraları**	**861.287.000**	**981.574.000**	**1.099.857.000**
			01	Lojman Kira Gelirleri	291.518.000	312.709.000	372.300.000
			02	Ecrimisil Gelirleri	140.556.000	164.884.000	179.451.000
			03	Sosyal Tesis Kira Gelirleri	792.000	927.000	1.011.000
			99	Diğer Taşınmaz Kira Gelirleri	428.421.000	503.054.000	547.095.000
	9			**Diğer Teşebbüs ve Mülkiyet Gelirleri**	**583.374.000**	**357.600.000**	**400.693.000**
		9		**Diğer Gelirler**	**583.374.000**	**357.600.000**	**400.693.000**
			01	Para Basım Gelirleri	330.000.000	73.717.000	82.602.000
			99	Diğer Çeşitli Teşebbüs ve Mülkiyet Gelirleri	253.374.000	283.883.000	318.091.000

(TL)

KODLAR				AÇIKLAMA	2009 YILI BÜTÇE GELİRİ	2010 YILI BÜTÇE GELİRİ	2011 YILI BÜTÇE GELİRİ
I	II	III	IV				
04				**Alınan Bağışlar ve Yardımlar ile Özel Gelirler**	**944.107.000**	**1.072.842.000**	**1.216.664.000**
	1			**Yurt Dışından Alınan Bağış ve Yardımlar**	**10.229.000**	**11.460.000**	**12.841.000**
		1		**Cari**	**10.229.000**	**11.460.000**	**12.841.000**
			99	Yurtdışından Alınan Diğer Bağış ve Yardımlar	10.229.000	11.460.000	12.841.000
	6			**Özel Gelirler**	**933.878.000**	**1.061.382.000**	**1.203.823.000**
		1		**Genel Bütçeli İdarelere Ait Özel Gelirler**	**933.878.000**	**1.061.382.000**	**1.203.823.000**
			02	Harita ve Kadastro Bedeli	500.000	1.285.000	2.163.000
			04	Basılı Kağıt ve Plaka Satış Gelirleri	2.505.000	2.808.000	3.146.000
			06	Çıraklık, Mesleki ve Teknik Eğitim Gelirleri	55.000.000	61.640.000	69.069.000
			07	TSK Mal ve Hizmet Satış Geliri	123.041.000	148.038.000	176.003.000
			13	Konvertibl Olmayan Konsolosluk Gelirleri	30.700.000	34.406.000	38.553.000
			16	Ücretle Yapılacak İş ve Hizmet Karşılıkları	50.734.000	56.859.000	63.708.000
			18	Gayrimenkul Satış ve Kira Gelirleri	5.498.000	9.784.000	14.577.000
			99	Diğer Özel Gelirler	665.900.000	746.562.000	836.604.000

(TL)

KODLAR				AÇIKLAMA	2009 YILI BÜTÇE GELİRİ	2010 YILI BÜTÇE GELİRİ	2011 YILI BÜTÇE GELİRİ
I	II	III	IV				
05				**Faizler, Paylar ve Cezalar**	**21.172.585.000**	**22.173.400.000**	**24.197.736.000**
	1			**Faiz Gelirleri**	**2.595.844.000**	**2.689.229.000**	**2.480.824.000**
		1		**Dış Borcun İkrazından Doğan Alacak Faizleri**	**231.016.000**	**206.122.000**	**163.639.000**
			01	Dış Borcun İkrazından Doğan Alacak Faizleri	231.016.000	206.122.000	163.639.000
		2		**Para Piyasası Nakit İşlemleri Alacakları Faizleri**	---	---	---
			01	Para Piyasası Nakit İşlemleri Alacakları Faizleri	---	---	---
		3		**Kurumca Verilen Borçlardan Alacakların Faizleri**	---	---	---
			01	Kurumca Verilen Borçlardan Alacakların Faizleri	---	---	---
		4		**Takipteki Kurum Alacakları Faizleri**	**1.800.000**	**1.800.000**	**1.800.000**
			01	Takipteki Kurum Alacakları Faizleri	1.800.000	1.800.000	1.800.000
		5		**Menkul Kıymetler ve Gecikmiş Ödemeler Faizleri**	---	---	---
			01	Menkul Kıymetler ve Gecikmiş Ödemeler Faizleri	---	---	---
		6		**Borçlanma Senedi Geçmiş Gün Faizleri**	---	---	---
			01	Borçlanma Senedi Geçmiş Gün Faizleri	---	---	---
		7		**Borçlanma Senedi Primli Satış Geliri**	**1.298.000.000**	**1.300.000.000**	**1.000.000.000**
			01	Borçlanma Senedi Primli Satış Geliri	1.298.000.000	1.300.000.000	1.000.000.000
		8		**Vergi, Resim ve Harç Gecikme Faizleri**	**1.005.957.000**	**1.127.087.000**	**1.262.709.000**
			01	Vergi, Resim ve Harç Gecikme Faizleri	1.005.957.000	1.127.087.000	1.262.709.000

(TL)

KODLAR				AÇIKLAMA	2009 YILI BÜTÇE GELİRİ	2010 YILI BÜTÇE GELİRİ	2011 YILI BÜTÇE GELİRİ
I	II	III	IV				
		9		**Diğer Faizler**	**59.071.000**	**54.220.000**	**52.676.000**
			99	Diğer Faizler	59.071.000	54.220.000	52.676.000
	2			**Kişi ve Kurumlardan Alınan Paylar**	**10.893.062.000**	**10.877.065.000**	**12.092.987.000**
		1		**Devlet Payları**	**381.087.000**	**414.249.000**	**464.174.000**
			02	Petrolden Devlet Hakkı	9.000	9.000	10.000
			03	Madenlerden Devlet Hakkı	176.848.000	192.257.000	215.427.000
			05	Petrolden Devlet Hissesi	204.230.000	221.983.000	248.737.000
		5		**Genel Bütçeli İdarelere Ait Paylar**	**10.511.975.000**	**10.462.816.000**	**11.628.813.000**
			02	Düzenleyici ve Denetleyici Kurumlardan Alınan Paylar	2.595.879.000	1.589.551.000	1.681.258.000
			04	Eğitim Özel Geliri (4306 S.K.)	410.000.000	459.369.000	514.733.000
			06	Tasfiye Edilen Fon Gelirleri	326.060.000	365.322.000	409.349.000
			08	GSM İşletmelerinden Alınan Hazine Payları	1.984.000.000	2.222.898.000	2.490.806.000
			09	Evrensel Hizmet Gelirleri	570.002.000	638.637.000	715.607.000
			11	İthalatta Kaynak Kullanımı Destekleme Fonu Kesintisi	541.755.000	610.961.000	689.478.000
			12	Kaynak Kullanımı Destekleme Fonu Kesintisi	2.456.025.000	2.751.762.000	3.083.398.000
			18	İthalden Yüzde Bir ve Binde Beş Oranında Alınan Çevre Katkı Payı	63.393.000	71.026.000	79.585.000
			19	Belediyelerden Alınan Yüzde Bir Oranında Çevre Katkı Payı	12.679.000	14.206.000	15.918.000
			20	IMKB ve Diğer Kurumlardan Alınan Paylar	240.000.000	268.899.000	301.307.000
			21	Şans Oyunları Hasılatından Ayrılan Kamu Payları	700.000.000	784.289.000	878.813.000
			99	Diğerlerinden Alınan Paylar	612.182.000	685.896.000	768.561.000

(TL)

KODLAR I	II	III	IV	AÇIKLAMA	2009 YILI BÜTÇE GELİRİ	2010 YILI BÜTÇE GELİRİ	2011 YILI BÜTÇE GELİRİ
	3			**Para Cezaları**	**3.754.158.000**	**4.206.208.000**	**4.711.784.000**
		1		**Yargı Para Cezaları**	**214.948.000**	**240.830.000**	**269.851.000**
			01	Yargı Para Cezaları	214.948.000	240.830.000	269.851.000
		2		**İdari Para Cezaları**	**1.152.679.000**	**1.291.476.000**	**1.446.100.000**
			01	Trafik Para Cezaları	700.085.000	784.384.000	878.802.000
			04	Çevre İdari Para Cezaları	7.404.000	8.295.000	8.453.000
			99	Diğer İdari Para Cezaları	445.190.000	498.797.000	558.845.000
		4		**Vergi Cezaları**	**2.259.904.000**	**2.532.025.000**	**2.836.896.000**
			01	Vergi ve Diğer Amme Alacakları Gecikme Zamları	1.769.909.000	1.983.028.000	2.221.865.000
			99	Diğer Vergi Cezaları	489.995.000	548.997.000	615.031.000
		9		**Diğer Para Cezaları**	**126.627.000**	**141.877.000**	**158.937.000**
			03	Cezai Faiz (Kaynak Kullanımı Destekleme Fonu Kesintileri)	39.443.000	44.194.000	49.490.000
			99	Yukarıda Tanımlanamayan Diğer Para Cezaları	87.184.000	97.683.000	109.447.000
	9			**Diğer Çeşitli Gelirler**	**3.929.521.000**	**4.400.898.000**	**4.912.141.000**
		1		**Diğer Çeşitli Gelirler**	**3.929.521.000**	**4.400.898.000**	**4.912.141.000**
			99	Yukarıda Tanımlanmayan Diğer Çeşitli Gelirler	3.929.521.000	4.400.898.000	4.912.141.000

(TL)

KODLAR				AÇIKLAMA	2009 YILI BÜTÇE GELİRİ	2010 YILI BÜTÇE GELİRİ	2011 YILI BÜTÇE GELİRİ
I	II	III	IV				
06				**Sermaye Gelirleri**	**13.141.284.000**	**11.214.011.000**	**9.373.608.000**
	1			**Taşınmaz Satış Gelirleri**	**502.260.000**	**562.737.000**	**600.188.000**
		1		**Lojman Satış Gelirleri**	**10.475.000**	**11.736.000**	**12.514.000**
			01	Lojman Satış Gelirleri	10.475.000	11.736.000	12.514.000
		2		**Sosyal Tesis Satış Gelirleri**	**5.237.000**	**5.868.000**	**6.257.000**
			01	Sosyal Tesis Satış Gelirleri	5.237.000	5.868.000	6.257.000
		3		**Diğer Bina Satış Gelirleri**	**4.489.000**	**5.030.000**	**5.363.000**
			01	Diğer Bina Satış Gelirleri	4.489.000	5.030.000	5.363.000
		4		**Arazi Satışı**	**344.414.000**	**385.884.000**	**411.480.000**
			01	Arazi Satışı	344.414.000	385.884.000	411.480.000
		5		**Arsa Satışı**	**136.897.000**	**153.381.000**	**163.680.000**
			01	Arsa Satışı	136.897.000	153.381.000	163.680.000
		9		**Diğer Taşınmaz Satış Gelirleri**	**748.000**	**838.000**	**894.000**
			99	Diğer Çeşitli Taşınmaz Satış Gelirleri	748.000	838.000	894.000

(TL)

KODLAR				AÇIKLAMA	2009 YILI BÜTÇE GELİRİ	2010 YILI BÜTÇE GELİRİ	2011 YILI BÜTÇE GELİRİ
I	II	III	IV				
	2			**Taşınır Satış Gelirleri**	**8.024.000**	**9.027.000**	**10.030.000**
		1		**Taşınır Satış Gelirleri**	**8.024.000**	**9.027.000**	**10.030.000**
			01	Taşınır Satış Gelirleri	8.024.000	9.027.000	10.030.000
	9			**Diğer Sermaye Satış Gelirleri**	**12.631.000.000**	**10.642.247.000**	**8.763.390.000**
		9		**Diğer Çeşitli Sermaye Satış Gelirleri**	**12.631.000.000**	**10.642.247.000**	**8.763.390.000**
			99	Diğer Çeşitli Sermaye Satış Gelirleri	12.631.000.000	10.642.247.000	8.763.390.000
08				**Alacaklardan Tahsilat**	---	---	---
	1			**Yurtiçi Alacaklardan Tahsilat**	---	---	---
		9		**Diğer Yurtiçi Alacaklardan Tahsilat**	---	---	---
			99	Diğerlerinden	---	---	---
	2			**Yurtdışı Alacaklardan Tahsilat**	---	---	---
		4		**Dışarıya Verilen Diğer Borçlardan Tahsilat**	---	---	---
			99	Dışarıya Verilen Diğer Borçlardan Tahsilat	---	---	---

(TL)

KODLAR				AÇIKLAMA	2009 YILI BÜTÇE GELİRİ	2010 YILI BÜTÇE GELİRİ	2011 YILI BÜTÇE GELİRİ
I	II	III	IV				
09				**RED VE İADELER (-)**	**19.072.793.000**	**21.369.400.000**	**23.911.514.000**
	1			**Vergi Gelirleri**	**18.513.269.000**	**20.742.499.000**	**23.210.042.000**
		1		**Gelir ve Kazanç Üzerinden Alınan Vergiler**	**3.808.315.000**	**4.266.883.000**	**4.774.474.000**
			01	Gelir Vergisi	1.345.251.000	1.507.236.000	1.686.537.000
			02	Kurumlar Vergisi	2.463.064.000	2.759.647.000	3.087.937.000
		2		**Mülkiyet Üzerinden Alınan Vergiler**	**72.763.000**	**81.525.000**	**91.223.000**
			01	Veraset ve İntikal Vergisi	3.430.000	3.843.000	4.300.000
			02	Motorlu Taşıtlar Vergisi	69.333.000	77.682.000	86.923.000
		3		**Dahilde Alınan Mal ve Hizmet Vergileri**	**14.386.120.000**	**16.118.390.000**	**18.035.848.000**
			01	Dahilde Alınan Katma Değer Vergisi	14.168.041.000	15.874.050.000	17.762.442.000
			02	Özel Tüketim Vergisi	175.780.000	196.947.000	220.376.000
			03	Banka ve Sigorta Muameleleri Vergisi	32.496.000	36.409.000	40.740.000
			04	Şans Oyunları Vergisi	---	---	---
			05	Özel İletişim Vergisi	9.803.000	10.984.000	12.290.000
		4		**Uluslararası Ticaret ve Muamelelerden Alınan Vergiler**	**40.040.000**	**44.861.000**	**50.198.000**
			01	Gümrük Vergileri	25.377.000	28.432.000	31.815.000
			02	İthalde Alınan Katma Değer Vergisi	13.783.000	15.443.000	17.280.000
			03	Diğer Dış Ticaret Gelirleri	880.000	986.000	1.103.000

(TL)

KODLAR				AÇIKLAMA	2009 YILI BÜTÇE GELİRİ	2010 YILI BÜTÇE GELİRİ	2011 YILI BÜTÇE GELİRİ
I	II	III	IV				
		5		**Damga Vergisi**	**46.806.000**	**52.441.000**	**58.680.000**
			01	Damga Vergisi	46.806.000	52.441.000	58.680.000
		6		**Harçlar**	**157.239.000**	**176.174.000**	**197.130.000**
			01	Yargı Harçları	89.485.000	100.261.000	112.187.000
			02	Noter Harçları	8.286.000	9.284.000	10.388.000
			03	Vergi Yargısı Harçları	289.000	324.000	362.000
			04	Tapu Harçları	16.639.000	18.642.000	20.860.000
			05	Pasaport ve Konsolosluk	3.170.000	3.551.000	3.974.000
			06	Gemi ve Liman Harçları	17.000	19.000	21.000
			07	İmtiyazname, Ruhsatname ve Diploma Harçları	102.000	115.000	128.000
			08	Trafik Harçları	1.269.000	1.422.000	1.591.000
			09	Diğer Harçlar	37.982.000	42.556.000	47.619.000
		9		**Başka Yerde Sınıflandırılmayan Vergiler**	**1.986.000**	**2.225.000**	**2.489.000**
			01	Kaldırılan Vergiler Artıkları	617.000	691.000	773.000
			09	Başka Yerde Sınıflandırılmayan Diğer Vergiler	1.369.000	1.534.000	1.716.000

(TL)

KODLAR				AÇIKLAMA	2009 YILI BÜTÇE GELİRİ	2010 YILI BÜTÇE GELİRİ	2011 YILI BÜTÇE GELİRİ
I	II	III	IV				
	3			**Teşebbüs ve Mülkiyet Geliri**	**20.455.000**	**22.918.000**	**25.644.000**
		1		**Mal ve Hizmet Satış Gelirleri**	**3.773.000**	**4.227.000**	**4.731.000**
			01	Mal Satış Gelirleri	3.516.000	3.940.000	4.409.000
			02	Hizmet Gelirleri	257.000	287.000	322.000
		2		**Malların Kullanma ve Faaliyette Bulunma İzni Gelirleri**	---	---	---
			01	RTÜK Lisans Ücreti	---	---	---
			02	RTÜK Yayın İzni Ücreti	---	---	---
			99	Malların Kullanma veya Faaliyette Bulunma İznine İlişkin Diğer Gelirler	---	---	---
		3		**KİT ve Kamu Bankaları Gelirleri**	**6.000**	**8.000**	**8.000**
			01	Hazine Portföyü ve İştirak Gelirleri	6.000	8.000	8.000
			02	KİT ve İDT'lerden Sağlanan Gelirler	---	---	---
		4		**Kurumlar Hasılatı**	---	---	---
			01	Genel Bütçeli İdareler Kurumlar Hasılatı	---	---	---
			09	Diğer Kurumlar Hasılatı	---	---	---

(TL)

KODLAR I	II	III	IV	AÇIKLAMA	2009 YILI BÜTÇE GELİRİ	2010 YILI BÜTÇE GELİRİ	2011 YILI BÜTÇE GELİRİ
		5		**Kurumlar Karları**	**2.016.000**	**2.259.000**	**2.527.000**
			01	Döner Sermayeler	1.984.000	2.223.000	2.487.000
			09	Diğer Kurumlar Karları	32.000	36.000	40.000
		6		**Kira Gelirleri**	**11.286.000**	**12.644.000**	**14.149.000**
			01	Taşınmaz Kiraları	11.286.000	12.644.000	14.149.000
		9		**Diğer Teşebbüs ve Mülkiyet Gelirleri**	**3.374.000**	**3.780.000**	**4.229.000**
			09	Diğer Gelirler	3.374.000	3.780.000	4.229.000
	4			**Alınan Bağışlar ve Yardımlar ile Özel Gelirler**	**2.285.000**	**2.561.000**	**2.864.000**
		1		**Yurt Dışından Alınan Bağış ve Yardımlar**	---	---	---
			01	Cari	---	---	---
		6		**Özel Gelirler**	**2.285.000**	**2.561.000**	**2.864.000**
			01	Genel Bütçeli İdarelere Ait Özel Gelirler	2.285.000	2.561.000	2.864.000

(TL)

KODLAR I	II	III	IV	AÇIKLAMA	2009 YILI BÜTÇE GELİRİ	2010 YILI BÜTÇE GELİRİ	2011 YILI BÜTÇE GELİRİ
	5			**Faizler, Paylar ve Cezalar**	**534.300.000**	**598.639.000**	**669.851.000**
		1		**Faiz Gelirleri**	**150.301.000**	**168.399.000**	**188.432.000**
			08	Vergi, Resim ve Harç Gecikme Faizleri	123.611.000	138.496.000	154.971.000
			09	Diğer Faizler	26.690.000	29.903.000	33.461.000
		2		**Kişi ve Kurumlardan Alınan Paylar**	**25.332.000**	**28.384.000**	**31.760.000**
			01	Devlet Payları	1.087.000	1.218.000	1.363.000
			05	Genel Bütçeli İdarelere Ait Paylar	24.245.000	27.166.000	30.397.000
		3		**Para Cezaları**	**297.146.000**	**332.927.000**	**372.530.000**
			01	Yargı Para Cezaları	2.767.000	3.100.000	3.469.000
			02	İdari Para Cezaları	105.822.000	118.564.000	132.668.000
			04	Vergi Cezaları	167.463.000	187.628.000	209.948.000
			09	Diğer Para Cezaları	21.094.000	23.635.000	26.445.000
		9		**Diğer Çeşitli Gelirler**	**61.521.000**	**68.929.000**	**77.129.000**
			99	Yukarıda Tanımlanmayan Diğer Çeşitli Gelirler	61.521.000	68.929.000	77.129.000

(TL)

KODLAR				AÇIKLAMA	2009 YILI BÜTÇE GELİRİ	2010 YILI BÜTÇE GELİRİ	2011 YILI BÜTÇE GELİRİ
I	II	III	IV				
	6			**Sermaye Gelirleri**	**2.484.000**	**2.783.000**	**3.113.000**
		1		**Taşınmaz Satış Gelirleri**	**2.460.000**	**2.756.000**	**3.083.000**
			01	Lojman Satış Gelirleri	---	---	---
			02	Sosyal Tesis Satış Gelirleri	---	---	---
			03	Diğer Bina Satış Gelirleri	---	---	---
			04	Arazi Satışı	240.000	268.000	300.000
			05	Arsa Satışı	2.220.000	2.488.000	2.783.000
			09	Diğer Taşınmaz Satış Gelirleri	---	---	---
		2		**Taşınır Satış Gelirleri**	**24.000**	**27.000**	**30.000**
			01	Taşınır Satış Gelirleri	24.000	27.000	30.000
	8			**Alacaklardan Tahsilat**	---	---	---
		1		**Yurtiçi Alacaklardan Tahsilat**	---	---	---
			09	Diğer Yurtiçi Alacaklardan Tahsilat	---	---	---
		2		**Yurtdışı Alacaklardan Tahsilat**	---	---	---
			04	Dışarıya Verilen Diğer Borçlardan Tahsilat	---	---	---

(III) Sayılı Düzenleyici ve Denetleyici Kurumlar

Vergi, Resim ve Diğer Gelirlerin Dayanakları			KANUNİ DAYANAĞIN ADI
Çeşidi	Tarihi	Numarası	
Kanun	21.07.1953	6183	Amme Alacaklarının Tahsil Usulü Hakkındaki Kanun
"	28.07.1981	2499	Sermaye Piyasası Kanunu
"	05.04.1983	2813	Bilgi Teknolojileri ve İletişim Kurumunun Kuruluşuna İlişkin Kanun
"	09.11.1983	2946	Kamu Konutları Kanunu
	04.12.1984	3095	Kanuni Faiz ve Temerrüt Faizine İlişkin Kanun
"	13.04.1994	3984	Radyo ve Televizyonların Kuruluş ve Yayınları Hakkında Kanun
"	07.12.1994	4054	Rekabetin Korunması Hakkında Kanun
"	27.01.2000	4502	Telgraf ve Telefon Kanunu, Ulaştırma Bakanlığının Teşkilat ve Görevleri Hakk.Kanun, Telsiz Kanunu ve Posta, Telgraf ve Telefon İdaresinin Biriktirme ve Yardım Sandığı Hakkında Kanun ile Genel Kadro ve Usulü Hakkında Kanun Hükmünde Kararnamenin Eki Cetvellerinde Değişiklik Yapılmasına Dair Kanun
"	20.02.2001	4628	Elektrik Piyasası Kanunu
"	18.04.2001	4646	Doğal Gaz Piyasası Kanunu
"	03.01.2002	4733	Tütün, Tütün Mamulleri, Tuz ve Alkol İşletmeleri Genel Müdürlüğünün Yeniden Yapılandırılması ile Tütün ve Tütün Mamullerinin Üretimine, İç ve Dış Alım ve Satımına, 4046 sayılı Kanunda ve 233 sayılı Kanun Hükmünde Kararnamede Değişiklik Yapılmasına Dair Kanun
"	04.01.2002	4734	Kamu İhale Kanunu
"	04.12.2003	5015	Petrol Piyasası Kanunu
"	02.03.2005	5307	Sıvılaştırılmış Petrol Gazları (LPG) Piyasası Kanunu ve Elektrik Piyasası Kanununda Değişiklik Yapılmasına Dair Kanun
"	19.10.2005	5411	Bankacılık Kanunu
"	05.11.2008	5809	Elektronik Haberleşme Kanunu

E – CETVELİ

Bazı Ödeneklerin Kullanımına ve Harcamalara İlişkin Esaslar

Sıra No	AÇIKLAMA
1.	İktisadi Devlet Teşekkülleri ve Kamu İktisadi Kuruluşları Genel Yatırım ve Finansman Programına dahil olmayan kuruluşlara (T.C. Ziraat Bankası A.Ş.'ye, ödemeleri T.C. Ziraat Bankası A.Ş. kanalıyla yapılmak üzere Tarım Kredi Kooperatiflerine, Türkiye Halk Bankası A.Ş.'ye) yürürlükte bulunan ve/veya 2009 yılı içinde çıkarılacak Bakanlar Kurulu kararları uyarınca verilen görevler nedeniyle oluşan gelir kaybı ödemeleri ve görev zararları ile 5661 sayılı Kanun uyarınca (T.C. Ziraat Bankası A.Ş.'ye ve Tarım Kredi Kooperatifleri Merkez Birliği kanalıyla Tarım Kredi Kooperatiflerine) yapılacak ödemeler Hazine Müsteşarlığı bütçesine bu amaçla öngörülen 07.82.31.00-04.2.1.06-1-05.1 ve 07.82.31.00-04.1.1.00-1-05.1 tertiplerinde yer alan ödeneklerden ilgili Bakanlar Kurulu kararlarında belirlenen esas ve usuller dahilinde kullandırılır.
2.	Tarımsal desteklemeler için Tarım ve Köyişleri Bakanlığı bütçesinin "05.4" ekonomik koduna ilişkin tertiplerde yer alan ödenekler, 18/4/2006 tarihli ve 5488 sayılı Tarım Kanunu hükümleri çerçevesinde T.C. Ziraat Bankası aracılığıyla ödenebilir.
3.	Hazine Müsteşarlığı bütçesinin 07.82.36.00-01.1.2.00-1-05.4 ve 07.82.35.00-01.1.2.00-1-05.4 tertiplerinde yer alan ödenekler, Bakanlar Kurulunca belirlenen esas ve usuller dahilinde aracı bankalar aracılığıyla yatırımların teşviki amacıyla kullanılır.
4.	Özel bütçeli idarelere, 10/12/2003 tarihli ve 5018 sayılı Kamu Mali Yönetimi ve Kontrol Kanununa ekli (I) sayılı cetvelde yer alan kamu idarelerinin bütçelerinin ilgili tertiplerinden bu idarelerin nakit ihtiyaçları dikkate alınarak yapılacak Hazine yardımı tahakkukları, Hazine yardımı ödeneğinin bulunduğu kamu idarelerinin ödemelerini yapan merkez muhasebe birimlerince ödenir.
5.	Hazine Müsteşarlığı bütçesinin 07.82.32.00-04.1.1.00-1-07.2 tertibindeki ödenekten Kıbrıs İşleri Başmüşavirliğinin yurt içinde veya yurt dışında uygun göreceği yatırım projelerinin gerçekleştirilmesinde kullanılmak üzere 5018 sayılı Kanuna ekli (I) ve (II) sayılı cetvellerde yer alan kamu idarelerinin bütçelerinde mevcut veya yeni açılacak tertiplere aktarma yapmaya Maliye Bakanı yetkili olup, bütçelerine ödenek aktarılacak veya ödemede bulunulacak kuruluşların görevlendirme şekli ile harcama esas ve usulleri Kıbrıs İşlerinden Sorumlu Bakan ve ilgili kuruluşun bağlı olduğu Bakan arasında imzalanacak protokol ile belirlenir. Kuzey Kıbrıs Türk Cumhuriyetinde sermaye giderleri, transfer giderleri ve diğer amaçlarla kullanılmak üzere Türkiye Cumhuriyeti Lefkoşa Büyükelçiliği emrine gönderilen ödeneklerin kullanım amaç, yöntem ve şartları Türkiye Cumhuriyeti ile Kuzey Kıbrıs Türk Cumhuriyeti arasında yapılacak protokol ile tespit olunur.
6.	Hazine Müsteşarlığı bütçesinin 07.82.32.00-01.2.1.00-1-08.2 tertibindeki ödenek, Bakanlar Kurulu kararıyla onaylanmış anlaşmalar gereğince verilecek borç ve krediler için kullanılır.

7. Tütün, Tütün Mamulleri, Tuz ve Alkol İşletmeleri Anonim Şirketine 3/1/2002 tarihli ve 4733 sayılı Tütün ve Alkol Piyasası Düzenleme Kurumu Teşkilat ve Görevleri Hakkında Kanunun geçici 6 ncı maddesi gereğince yapılacak ödemeler, Bakanlar Kurulu tarafından belirlenecek usul ve esaslar dahilinde, Hazine Müsteşarlığı bütçesinin 07.82.31.00-04.2.1.00-1-05.1 tertibindeki ödenekten karşılanır.

8. Hazinenin pay sahibi olduğu ve 233 sayılı Kamu İktisadi Teşebbüsleri Hakkında Kanun Hükmünde Kararname kapsamı dışındaki şirketlerin sermaye artırımlarına Hazine payı oranında katılmak amacıyla yapılacak ödemeler, Hazine Müsteşarlığı bütçesinde borç verme ekonomik kodunda yeni açılacak tertiplerden karşılanır.

9. 28/3/2002 tarihli ve 4749 sayılı Kamu Finansmanı ve Borç Yönetiminin Düzenlenmesi Hakkında Kanunun 10 uncu maddesi gereğince Türkiye İhracat Kredi Bankası Anonim Şirketinin üstlendiği politik risklerden kaynaklanan alacakları ve muhtelif Bakanlar Kurulu kararları doğrultusunda Bankaca kullandırılacak tavizli kredilerden oluşacak gelir kayıplarına ilişkin ödemeler Hazine Müsteşarlığı bütçesinin 07.82.31.00.04.1.1.00.1.05.1 tertibindeki ödenekten gerçekleştirilir.

10. 20/2/2001 tarihli ve 4628 sayılı Elektrik Piyasası Kanununun geçici 17 nci maddesi gereğince Hazine Müsteşarlığı tarafından ödenecek genel aydınlatma giderleri, gider tahakkukunu izleyen ay içerisinde elektrik dağıtım şirketlerince Türkiye Elektrik Dağıtım Anonim Şirketine (TEDAŞ) gönderilecek faturaların TEDAŞ tarafından onaylanmış icmallerinin Hazine Müsteşarlığına ulaşmasını müteakiben, Hazine Müsteşarlığı bütçesinin 07.82.31.00-06.4.0.00-1-05.1 tertibindeki ödenekten, anılan Kanun uyarınca yürürlüğe konulacak Yönetmelik ile belirlenecek usul ve esaslar dahilinde, ilgili dağıtım şirketlerine aktarılmak üzere TEDAŞ'a ödenir.

11. Dışişleri Bakanlığının 11.00.00.02-01.1.3.00-1-05.6, 11.01.36.00-01.2.1.00-1-05.6 ve 11.01.43.00-01.1.3.00-1-05.6 tertiplerinde yer alan ödenekler, Başbakanlık bütçesine aktarılmak suretiyle kullanılır.

12. Anadolu Üniversitesi Açıköğretim Fakültesinin yurt dışında yürüteceği hizmetler için lüzumlu görülecek yerlerde kiralanacak araç, gereç, makine-teçhizat, taşıt ve binalar ile bunların sözleşmelerine ilişkin giderler kurum bütçesinden karşılanır.

13. Maliye Bakanlığı bütçesinde yer alan "Yatırımları Hızlandırma Ödeneği" tertibindeki ödeneğin azami yüzde 10'u, genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerce yürütülen projelerin geçmiş yıl kesin hesap farklarından doğan giderleri karşılamak amacıyla Devlet Planlama Teşkilatı Müsteşarlığının uygun görüşü üzerine anılan idarelerin bütçelerine aktarılır.

14. 20.91.00.23-04.7.4.90-1-06.5 tertibinde yer alan ödenek, Devlet Su İşleri Genel Müdürlüğünün tüm fonksiyonları için yılı içinde ikmal edilemeyen etüt, inşaat, bakım, onarım işleri, yılı içinde kurulacak yer altı suyu kooperatifleri, yılı içinde vuku bulacak ani taşkın işleri, acil içme ve kullanma suyu işleri, ilan bedeli, fiyat farkları ve kesin hesap istihkaklarında kullanılır.

15. a) Devlet Planlama Teşkilatı Müsteşarlığı bütçesinin 07.81.35.00-09.8.8.00-1-07.1 tertibinde yer alan ödeneği vakıf üniversitelerinin araştırma altyapısı, güdümlü teknoloji geliştirme ve araştırmacı insan gücü yetiştirme projelerini desteklemek amacıyla kullanmaya ve buna ilişkin harcama esas ve usullerini belirlemeye Devlet Planlama Teşkilatı Müsteşarlığı yetkilidir.

b) Devlet Planlama Teşkilatı Müsteşarlığı bütçesinin 07.81.35.00-01.3.2.00-1-07.1 tertibinde yer alan ödeneği Devlet Planlama Teşkilatı Müsteşarlığının ihtiyaç duyduğu sosyal ve iktisadi araştırmaların yürütülmesi amacıyla kullanmaya ve buna ilişkin harcama esas ve usullerini belirlemeye Devlet Planlama Teşkilatı Müsteşarlığı yetkilidir.

16. Devlet Planlama Teşkilatı Müsteşarlığı bütçesinin 07.81.31.00-01.2.1.00-1-07.1 ve 07.81.31.00-01.2.1.00-1-07.2 tertiplerinde yer alan ödeneği; yıllara sari olarak, ülkemizin komşu ülkeler ve bölgelerin yanı sıra, komşu olmayan diğer ülkelerle yürüttüğü bölgelerarası veya ikili işbirliği programlarında; yurt içinde ve yurt dışında faaliyette bulunan, yerli ve yabancı kamu kurum ve kuruluşları, üniversiteler, sivil toplum kuruluşları ve diğer gerçek ve tüzel kişilerin, Devlet Planlama Teşkilatı Müsteşarlığı tarafından uygun bulunan program ve projelerini desteklemek amacıyla kullanmaya, program ve projeler kapsamında çalışacak personele ilişkin giderleri karşılamaya ve bu konulara ilişkin harcama esas ve usullerini belirlemeye Devlet Planlama Teşkilatı Müsteşarlığı yetkilidir.

17. Devlet Planlama Teşkilatı Müsteşarlığı bütçesinin 07.81.36.00-01.3.2.05-1-07.1 tertibinde yer alan ödenek, cazibe merkezlerini destekleme programı kapsamında; kamu kurum ve kuruluşlarına, kamu yararına çalışan dernek ve vakıflara, kamu kurumu niteliğindeki meslek kuruluşlarına, il özel idarelerine, belediyelere ve mahalli idare birliklerine projeye özel olarak açılacak hesaplar aracılığıyla kullandırılır.

2009 Yılı Yatırım Programı ile ilişkilendirilen bu ödenekten verilecek hibe ve desteklerin türleri, limitleri, şartları, kapsamı, kullanımı, harcanması ve denetimine ilişkin esas ve usuller, Maliye Bakanlığı, İçişleri Bakanlığı ve Devlet Planlama Teşkilatı Müsteşarlığınca müştereken hazırlanarak Yüksek Planlama Kurulu Kararıyla yürürlüğe konulur.

18. Devlet Planlama Teşkilatı Müsteşarlığı bütçesinin 07.81.35.00-01.6.0.00-1-07.1 tertibinde yer alan ödenek, Sosyal Destek Programı (SODES) kapsamında GAP bölgesine dahil illerde istihdamın artırılması, sosyal içerme, spor, kültürve sanatın geliştirilmesi için kullandırılır. Bu program kapsamında valilikler tarafından Devlet Planlama Teşkilatı Müsteşarlığına teklif edilen ve anılan Müsteşarlık tarafından uygun bulunan projelerden, valinin yetki ve sorumluluğunda gerçekleştirilmesi uygun görülenlerin bedelleri, münhasıran proje ile ilgili harcamalarda kullanılmak üzere söz konusu ödenekten ilde valilik adına açılacak özel bir hesaba aktarılır ve proje amaçlarına uygun olarak vali tarafından kamu kurum ve kuruluşları, belediyeler, meslek odaları ve sivil toplum kuruluşlarına Devlet Planlama Teşkilatı Müsteşarlığı tarafından belirlenecek esas ve usuller çerçevesinde kullandırılır.

19. Devlet Planlama Teşkilatı Müsteşarlığı bütçesinin 07.81.00.02-04.6.0.00-1-07.1 tertibinde yer alan ödeneği; Avrupa Birliğinin Rekabet Edebilirlik ve Yenilik Çerçeve Programının Bilgi ve İletişim Teknolojileri Politika Destek Programı bileşeni 2008 yılı çağrısına Türkiye'den proje başvurusunda bulunan kamu kurum ve kuruluşları, dernekler, birlikler, üniversiteler ve özel teşebbüsleri desteklemek amacıyla kullanmaya ve bunlara ilişkin esas ve usulleri belirlemeye Devlet Planlama Teşkilatı Müsteşarlığı yetkilidir.

20. Devlet Planlama Teşkilatı Müsteşarlığı bütçesinin 07.81.35.00-01.2.2.00-1-07.2 tertibinde yer alan ödenek Birleşmiş Milletler kuruluşlarıyla yürütülen projelerin hükümet katkısı karşılıkları için T.C. Hükümeti ile Birleşmiş Milletler (BM) arasındaki Proje

Anlaşması imzalandıktan sonra Dışişleri Bakanlığının talebi üzerine ilgili kurum adına Devlet Planlama Teşkilatı Müsteşarlığı tarafından BM Türkiye temsilciliği nezdindeki projenin ilgili hesabına aktarılarak kullanılır.

21. İlgili mevzuatı uyarınca lisansüstü eğitim amacıyla yurt dışına gönderilenlerin yurt dışında katıldıkları zorunlu yabancı dil kurslarının, sömestre esasına göre olması halinde bir sömestre, sömestre esasının bulunmadığı hallerde 3 aya kadar olan giderleri kurum bütçesinin ilgili tertibinden karşılanır.

22. Yurt dışı sürekli veya geçici görev yolculuğunun zorunlu kıldığı belge ve işlem giderleri, çalışma ve toplantının gerektirdiği kaydiye, aidat ve gidere katılma gibi ödemeler idare bütçelerinin ilgili tertiplerinden ödenir.

23. 21/1/1974 tarihli ve 7/7756 sayılı Bakanlar Kurulu Kararı ile yürürlüğe konulan "Yetiştirilmek Amacıyla Yurt Dışına Gönderilecek Devlet Memurları Hakkında Yönetmelik"in 7 nci maddesinin ikinci fıkrası ve 8 inci maddesinin birinci fıkrasının (b) bendi kapsamında uluslararası kurum ve kuruluşlara staj amacıyla gönderilen memurlar için, 14/7/1965 tarihli ve 657 sayılı Devlet Memurları Kanununun 79 uncu maddesinin ikinci fıkrası ile anılan Yönetmeliğin 12 nci maddesinin birinci fıkrasının (a) bendinde yer alan "yurtdışı aylığının 2/3'ü" ibaresi, "yurtdışı aylığının 1/1'i" olarak uygulanır. Bunların çalışma esas ve usulleri ile ilgili misyon şeflikleriyle ilişkileri, Devlet Personel Başkanlığının görüşü üzerine Dışişleri Bakanlığınca belirlenir.

24. Özel şartlarda ve olağanüstü durumlarda, Dışişleri Bakanlığının talimatı gereği, dış ülkelerdeki memur ve Türk uyruklu hizmetlilerin aileleri ile birlikte görev yaptıkları ülkeden tahliyesinin gerektirdiği giderler ilgili kurum bütçesinden ödenir. Bu amaçla öngörülen ödenekler başka tertiplere aktarılamaz.

25. Bütçelerin diğer tertiplerinin esas giderlerine ilişkin olarak ödenen sigorta giderleri dışında Devlet mallarının sigorta edilmemesi esastır.

Ancak;

a) Yanıcı, patlayıcı maddeler, gemi, uçak, helikopter ve ilaç depolama yerlerinin sigorta giderleri,

b) Dış ülkelerdeki Devlete ait temsilcilik binaları ile Devlete ait eşyanın ve kira ile tutulan bina için yapılan sözleşmede sigorta zorunluluğu varsa kiralık binanın, Türk mülkiyetinde olan veya kira ile tutulan yerlerde organizatör şirket tarafından sigorta zorunluluğu konulmuşsa söz konusu yerlerin sigorta giderleri,

c) Dış kuruluşlarla ilgili olarak taşıt sigortası (misyon şefinin uygun gördüğü hallerde tam kasko) giderleri,

d) Belgelerine göre ayrılması mümkün olmayan sigorta ve navlun giderleri,

e) Belediyelere ait itfaiye ve ambulans araçlarının kasko sigortası giderleri,

bütçelerinin ilgili tertiplerinden, Sağlık Bakanlığına ait 112 acil ambulanslarının kasko sigortası giderleri döner sermaye bütçelerinden, Türk Silahlı Kuvvetleri (Milli Savunma Bakanlığı, Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığı dahil) envanterinde bulunan ve erbaş ve erler tarafından kullanılan teknik donanımı yüksek ve özel nitelikli askeri araçların kasko sigortası giderleri ise Askeri Kantin Yönetmeliğinde belirlenecek esaslar ve usuller çerçevesinde askeri kantin gelirlerinden ödenir.

26. İlgili kanunlarda değişiklik yapılıncaya kadar, 657 sayılı Kanun ile 27/7/1967 tarihli ve 926 sayılı Türk Silahlı Kuvvetleri Personel Kanununa tabi olup yurt dışı kadrolara sürekli görevle atanan personel tarafından, temsil yönü ve nitelikleri itibarıyla ilgili bakanlığın teklifi üzerine kiralanan konutların mefruşat, elektrik, su, gaz, telefon, garaj ve genel giderleri (zorunlu nedenlerle möbleli kiralama yapılması durumunda mobilya bedelinin kira bedelinden ayrı olarak gösterilip gösterilmediğine bakılmaksızın ödenen kira bedelinin ayrıca yüzde 20'si) hariç tutulmak suretiyle bulunan kira bedelinin, memurun emsal katsayılarına göre belirlenen net aylığının yüzde 25'ini aşması halinde aşan kısmın Maliye Bakanlığınca uygun görülecek tutarları bütçelerin ilgili tertiplerinden ödenir.

27. a) Kurumların üst yönetim görevlileri ile ilgili mevzuatına göre mesleğe özel yarışma sınavına tabi tutulmak suretiyle alınanlardan (özel kanunları uyarınca bu mesleklere ait kadrolara atananlar dahil) normal çalışma saatleri dışında veya tatil günlerinde yabancı dil kursuna katılmaları ilgili veya bağlı bulunulan Bakanın onayıyla uygun görülenlerin yurt içinde yerli veya yabancı dernek, vakıf veya kuruluşlarca açılan ve yeterlilikleri Milli Eğitim Bakanlığınca kabul edilenler ile üniversitelerin açmış olduğu dil kursları için ödenecek ders ücretlerinin,

b) Mesleki eğitim ve uzmanlık programlarına devam için ön koşul olan yabancı dil kursları için ödenecek ders ücretlerinin,

yüzde 60'ı gelir vergisi tevkifatı yapılmaksızın kurum bütçesinin ilgili tertibinden ödenir. Bu kapsamda, daha önceki yıllardaki kurs süreleri de dahil olmak üzere en çok dokuz aya kadar ödeme yapılabilir. Kurumlarca hizmet satın alımı suretiyle yürütülen yabancı dil kurslarından yararlanacakların kapsamı, yararlanma süresi ve ücretlerihakkında da aynı esaslar uygulanır.

28. Kamu kurum ve kuruluşları ile meslek teşekkülleri, dernek ve vakıflar tarafından düzenlenen bilimsel nitelikli toplantılara katılmaları kurumlarınca gerekli görülenlerin katılma giderleri ve ilgili Bakan veya yetki verdiği makamın onayıyla isim ve unvanları belirlenen kurum personelinin unvanı ve gördüğü hizmet ile doğrudan ilgisi bulunan kurslara katılmasına ilişkin kurs giderleri, kurum bütçesinin ilgili tertibinden ödenir.

Türk Silahlı Kuvvetlerinin hizmet içi eğitim ihtiyaçları nedeniyle uluslararası kuruluşlardan temin edilen eğiticilere ödenecek ücret, Milli Savunma Bakanlığı, Maliye Bakanlığı ve İçişleri Bakanlığınca müştereken belirlenecek esas ve usuller çerçevesinde ilgili kurum bütçesinden ödenir.

29. 4/1/1961 tarihli ve 211 sayılı Türk Silahlı Kuvvetleri İç Hizmet Kanununa göre işletilen orduevleri, askeri gazinolar, kışla gazinoları ve sosyal tesisler, Türk Silahlı Kuvvetleri Özel ve Yerel Eğitim Merkez Komutanlıkları, Milli İstihbarat Teşkilatı Müsteşarlığı sosyal tesis müdürlükleri ile Emniyet Genel Müdürlüğüne ait polisevleri vemoral eğitim merkezlerinin kendi gelirleriyle karşılayamadıkları elektrik, su ve yakacak giderleri ve ayrıca mülteci misafirhanelerinin işletilmesiyle ilgili her türlü giderler ile mültecilerin geçici konaklama ve iaşe

giderleri, kurum bütçesinin ilgili tertiplerinden ödenir. Orduevleri, askeri gazinolar, **Türk Silahlı Kuvvetleri özel ve yerel eğitim merkez komutanlıkları,** polisevleri ve moral eğitim merkezlerinin **gayrimenkul büyük onarım** giderleri bütçeden karşılanabilir.

30. Aşağıda yer alan her bir alım için;

a) Menkul mal alımlarında 15.000 Türk Lirasına,

b) Gayrimaddi hak alımlarında 11.000 Türk Lirasına,

c) Menkul malların bakım ve onarımlarında 15.000 Türk Lirasına,

d) Gayrimenkullerin bakım ve onarımlarında 36.000 Türk Lirasına,

kadar olan tutarlar "(03) Mal ve Hizmet Alım Giderleri" tertiplerinden ödenir. Ancak, "(06) Sermaye Giderleri"ne ilişkin olarak yukarıdaki limitlerin uygulanmasında toplam proje ödeneği esas alınır.

Yükseköğretim kurumlarının bilimsel araştırma projelerine ilişkin cari ödeneklerinin kullanımında ise söz konusu limitler uygulanmaz.

31. Genel yönetim kapsamındaki kamu idareleri ile bunlara bağlı döner sermayeli kuruluşlar, kamu iktisadi teşebbüsleri ve diğer kamu kurum ve kuruluşlarınca, zorunlu ihtiyaç hallerinde ve ancak Başbakanlığın izni ile konut satın alınabilir.

32. 15/2/1956 tarihli ve 6660 sayılı Kanunun 4 üncü maddesi gereğince yurt içi ve yurt dışında yetiştirileceklerin ders araç ve enstrüman giderleri, bunlara ilişkin öğretmen, uzman ve yabancı uzman ücretleri, sanatları ile ilgili olarak kendilerine yaptırılacak konser, resital ve sergi giderleri ile yapacakları sanat gösterilerinde kendilerine refakat edecek sanatkarlara ödenecek ücret, refakatindekilerle birlikte gidecekleri temsil, konser, müze, galeri ve sergiler için ödenecek giriş ücretleri, ödül mahiyetinde yetiştiricilerine ve kendilerine verilecek hediyeler, sanatları ile ilgili olarak yapacakları gezilerde kendilerine ve refakatindekilere ödenecek yolluk ve giderler, kanunları uyarınca yurt içinde yetiştirilecek çocuklarla bunların refakatindekilere Harcırah Kanunu hükümleri gereğince ödenecek yolluk ve (2000) gösterge rakamının memur aylık katsayısı ile çarpımı sonucu bulunacak tutar üzerinden ödenecek aylıkları, yurt dışında yetiştirilecek öğrencilerle refakatindekilere, gerek harcırah gerekse aylık ödemeleri için, tahsilde bulunacakları ülkelerdeki Türk öğrencilerine tatbik olunan öğrenci baremi ve harcırahları ile yurt dışı tedavi giderleri Kültür ve Turizm Bakanlığı bütçesinin ilgili tertibinden ödenir.

33. 657 sayılı Kanunun 212 nci maddesine dayanılarak hazırlanan ve 19/11/1986 tarihli ve 86/11220 sayılı Bakanlar Kurulu Kararı ile yürürlüğe konulan Devlet Memurları Yiyecek Yardımı Yönetmeliğinin 4 üncü maddesi uyarınca yemek maliyetlerinin yarısını aşmamak üzere kurum bütçelerinden yapılan yemek yardımı Ankara, İstanbul ve İzmir illerinin büyükşehir belediyesi sınırları içinde görev yapan personel için yemek maliyetlerinin azami üçte ikisi olarak uygulanabilir.

34. 24/5/2007 tarihli ve 5668 sayılı Türk Silahlı Kuvvetleri Besleme Kanununun 8 inci maddesi gereğince terörle yaygın ve yoğun bir şekilde mücadeleye yönelik iç güvenlik harekatı ile görevli birliğin kazandan beslenen birlik olmaması halinde, bu birliklerde görevli olan subay, astsubay, uzman jandarma ve uzman erbaşlara birlikle beraber bulunmak zorunda oldukları günler için, güçlendirilmiş **yemek bedelinin tutarı ay sonunda ödenir.**

35. Türk kültür varlığını koruma, tanıtma ve yaymaya ilişkin giderler ile dış ülkelerde siyasi tanıtmaya ilişkin giderler, kurum bütçelerinin ilgili tertiplerinden ödenir.

36. Türk soyundan yabancı uyruklu öğrencilerin Türkiye'deki öğrenimlerine ilişkin barınma, beslenme, giyecek, burs ve harçlık gibi eğitimleriyle ilgili giderler ile öğrenimleri nedeniyle Türkiye'de bulundukları süreler için Genel Sağlık Sigortası kapsamında tedavi giderlerinin karşılanacağı tarihe kadar bu öğrencilerin tedavi giderleri, Maliye Bakanlığı ile Milli Eğitim Bakanlığınca müştereken tespit edilecek esaslar çerçevesinde kurum bütçelerinin ilgili tertiplerinden ödenir.

37. a) Dışişleri Bakanlığı bütçesinin yardım ve ödünç verme faaliyeti ile ilgili olarak, Dışişleri Bakanlığınca yabancı ülkelerde güç duruma düştükleri sabit olup da yurda dönmeleri gerekeceklerden iade edebileceklere ülkeye dönüşlerinde geri alınmak üzere, iade edemeyecek durumda oldukları görülenlere memlekete dönüş ve yolda yiyecek giderleri için verilen paralar (bu paralar, borçluların yurda dönüşlerinde 21/7/1953 tarihli ve 6183 sayılı Amme Alacaklarının Tahsil Usulü Hakkında Kanuna göre takip edilir.),

b) Ülkemizi tanıtma amacıyla yetkili makamlarca dış ülkelere geçici olarak gönderilenlerden güç durumda oldukları anlaşılanların ani ve ciddi müdahaleyi gerektiren tedavi ve cenaze giderleri, muhtaç durumdaki vatandaşlarla işçilerin haklarını korumak için yapılacak hukuki ve teknik danışma ve avukat ücretleri ile bulundukları ülkedeki siyasal ve sosyal şartlar içinde muhtaç duruma düşen Türklere, Dışişleri Bakanlığının talimatı uyarınca yapılacak her türlü iaşe, ibate, giyim eşyası ve tedavi giderleri (muhtaç ve güç duruma düştükleri sabit olanların tedavi ve cenaze giderleri de gerekli takibat icrasından sonra ancak 5018 sayılı Kanunun 79 uncu maddesi hükümleri çerçevesinde terkin olunabilir. Ödünç olarak verilen paralar tahsil zamanındaki resmi döviz kuru üzerinden tahsil edilir.),

Dışişleri Bakanlığının ilgili tertiplerinden ödenir.

38. Çalışma ve Sosyal Güvenlik Bakanlığı bütçesinin yurtdışı işçi hizmetleri faaliyetleriyle ilgili olarak yabancı ülkelerdeki Türk işçilerinin haklarını korumak amacıyla hukuki danışma ve avukat ücretleri, yabancı ülkelerde güç duruma düştükleri anlaşılan Türk işçilerinin ve aile fertlerinin cenaze giderleri ile cenazelerinin yurda nakil giderleri, Çalışma ve Sosyal Güvenlik Bakanlığı bütçesinin ilgili tertiplerinden ödenir.

39. 1/12/2006 tarihli ve 2006/11350 sayılı Bakanlar Kurulu Kararı uyarınca ders ücreti karşılığında görevlendirilen ve üzerinde resmi görevi bulunmayan usta öğreticilere yapılacak ödemeler ile bunların sigorta primleri karşılıkları bütçelerin ilgili tertiplerinden ödenir. Söz konusu tertip dışında diğer tertiplerden hiçbir şekilde ödeme yapılamaz.

40. NATO projesi ile ilgili olarak Maliye Bakanlığının uygun görüşüne dayanılarak Bakanlar Kurulu kararı ile tespit edilecek sayıda personelin sözleşme ücretleri ile geçici olarak çalıştırılacak sözleşmeli teknik personelin ücretleri ve sözleşmeler gereğince yapılacak her türlü ödemeler, (karşılığı NATO'dan geldiği sürece) kurum bütçesinin ilgili tertibinden ödenir.

41. Er ve erbaşlar ile askeri öğrencilerden hava değişimi alanlarla muayeneye sevk edilenlere ve gerektiğinde tekrar memleketine gönderilenlere, celp ve terhis yapılanlara, kurye, kurs ve geçici görev ile görevlendirilenlere yerel rayice göre verilecek konaklama ve nakil ücretleri, askeri ceza ve tutukevlerinden perakende olarak tahliye edilen er ve erbaşların kıtalarına sevk edilmesine ilişkin vasıta ücretleri, kıta intikalleri ve buna ilişkin konaklama, barındırma ve nakil giderleri, kaçak eşya ve hayvanların taşıma, bakım ve koruma giderleri, para taşıma giderleri, geçiş ücretleri, yoksul, hasta, cüzzamlı ve akıl hastalarının yol paraları ve şehir içi otobüs ücretleri kurum bütçesinin ilgili tertibinden ödenir.

42. Kurum ve kuruluşlar, bu Kanunun 11 inci maddesinin birinci fıkrasının (a) bendi kapsamına giren işleri için Maliye Bakanlığından vize almaksızın ve bir ayı aşmayacak şekilde, çalıştıracakları kişilere ödeme yapabilirler. Bu şekilde çalıştırılanlardan kendi yükümlülükleri nedeniyle bir sosyal güvenlik kurumuna prim ödemeye devam etmesi gerekenler hakkında, bu çalışmalarından dolayı 22/5/2003 tarihli ve 4857 sayılı İş Kanunu hükümleri ile 31/5/2006 tarihli ve 5510 sayılı Sosyal Sigortalar ve Genel Sağlık Sigortası Kanunu ve ilgili diğer mevzuat hükümleri uygulanmaz. Bunlardan, kendi yükümlülükleri nedeniyle bir sosyal güvenlik kurumuna prim ödemeye devam etmesi gerekmeyenler hakkında ise, ayrıca Bakanlar Kurulu kararı alınmaksızın 657 sayılı Kanunun 4 üncü maddesinin (C) bendi hükümleri uygulanır ve bunlara fiilen çalıştıkları her gün için ödenecek ücretin bir günlük brüt tutarı, 16 yaşından büyük işçiler için belirlenen bir günlük brüt asgari ücret tutarını geçemez. Bir mali yıl içinde aynı kişiye aynı kurum bütçesinin (döner sermaye ve fon bütçesi dahil) farklı tertiplerinden olsa dahi en fazla üç ay (14/6/1935 tarihli ve 2804 sayılı Maden Tetkik ve Arama Genel Müdürlüğü Kanunu gereğince arazide yapılan etüt ve sondaj faaliyetleri için en fazla dört ay) için ödeme yapılabilir. Yurt dışında görevli Türk Silahlı Kuvvetleri birliklerinde insani amaçla çalıştırılan ve azami sayıları ile ücretleri, ödenekleri çerçevesinde ayrıca Maliye Bakanınca belirlenecek yerel personel için süre kaydı aranmaz.

43. Dışişleri Bakanlığınca uluslararası siyasi, kültürel ve ekonomik ilişkilerle ilgili olarak ülkemizin bilim kurumları veya dış ülkeler bilim kurumları ve tanınmış bilim adamları tarafından Türkçe veya yabancı dillerde doğrudan doğruya veya işbirliği halinde yapılacak yayınlara katılma giderleri Bakanlığın ilgili tertiplerinden ödenir.

44. Bayındırlık ve İskan Bakanlığı bütçesinin 10.9.9.10 fonksiyonel kodunda yer alan veya yeni açılacak tertipler afet tertipleri olup, bu afet tertiplerinden gerçekleştirilecek harcamalar 15/5/1959 tarihli ve 7269 sayılı Kanun hükümlerine göre yapılır.

45. 20/6/1977 tarihli ve 2090 sayılı Tabii Afetlerden Zarar Gören Çiftçilere Yapılacak Yardımlar Hakkında Kanun kapsamında 2004 yılında meydana gelen tabii afetler nedeniyle çiftçilere yapılacak yardım, Tarım ve Köyişleri Bakanlığı bütçesinin 17.01.00.62-10.9.9.00-1-05.4 tertibinde yer alan ödenekle sınırlıdır. Mevcut ödenekle yapılan yardım tutarlarından sonra başkaca bir ödeme yapılmaz. Söz konusu ödemelerin yapılmasına müteakip bu kapsamdaki yardımlara ilişkin işlemler tamamlanmış sayılır ve bu yardıma ilişkin başkaca talepte bulunulamaz.

46. 14/7/2004 tarihli ve 5217 sayılı Kanun gereğince bütçeye gelir kaydedilecek tutarların tahsiline ilişkin esas ve usullerle, ilgili kurum bütçelerine konulacak ödeneklerin kullanımı ve muhasebeleştirilmesine ilişkin esas ve usulleri gerektiğinde ilgili Bakanlarla birlikte

belirlemeye ve diğer her türlü işlemi yapmaya Maliye Bakanı yetkilidir. Gerekli düzenlemeler yapılıncaya kadar gelirlerin tahsili ve giderlerin yapılması mevcut esas ve usullere göre (5217 sayılı Kanun hükümleri saklı kalmak kaydıyla) yürütülebilir.

47. Maliye Bakanlığı bütçesinin 12.01.31.00-01.1.2.79-1-05.3, 12.01.31.00-01.1.2.00-1-07.1, 12.01.32.00-01.1.2.88-1-05.3 ve 12.01.00.23-01.3.2.00-1-07.1 tertiplerinde yer alan ödeneklerin kullanım ve harcama esas ve usullerini belirlemeye Maliye Bakanı yetkilidir.

48. 5018 sayılı Kanunun 66 ncı maddesi uyarınca kurulan İç Denetim Koordinasyon Kurulunun her türlü gideri, Maliye Bakanlığı Bütçe ve Mali Kontrol Genel Müdürlüğü bütçesinin ilgili tertiplerinden karşılanır.

49. Genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerin bütçelerinin "03.4.2.01-Beyiye Aidatları" ile "03.4.2.04-Mahkeme Harç ve Giderleri" ekonomik kodlarından yapılması gereken giderler, ödenek gönderme belgesi aranmaksızın muhasebe yetkilileri tarafından ödenir ve gerekli ödenek ilgili kurum tarafından Maliye Bakanlığı bütçesinin "12.01.31.00-01.1.2.66-1-09.9-Özellikli Giderleri Karşılama Ödeneği" tertibinden talep edilir.

50. Adalet Bakanlığı bütçesine, yargılamaya ilişkin tebligatların yapılması için konulan "03.5.2.01 - Posta ve Telgraf Giderleri" ödeneğinin yetmemesi halinde, münhasıran bu gider için kullanılmak üzere 2008 yılı yargı para cezaları gelir gerçekleşmesinin yüzde 50'sini geçmemek üzere ödenek eklemeye Maliye Bakanı yetkilidir.

51. Milli Eğitim Bakanlığı tarafından ilköğretim öğrencilerine ücretsiz olarak dağıtılacak ders kitapları için 235.000.000 Türk Lirası, taşımalı ilköğretim kapsamındaki öğrencilerin öğle yemeği için de 180.000.000 Türk Lirası olmak üzere toplam 415.000.000 Türk Lirasına kadar yapılacak harcamalar karşılığı tutarı, Başbakanlık Sosyal Yardımlaşma ve Dayanışmayı Teşvik Fonuna 4842 ve 3294 sayılı Kanunlar uyarınca aktarılacak tutardan keserek Milli Eğitim Bakanlığı adına açılmış olan özel hesaplara aktarmaya Maliye Bakanı yetkilidir. Bu hesaplara aktarılan tutarlardan yüklenme tutarının yüzde otuzuna kadar olan kısmını sözleşme tarihinde, geri kalanını ise işin bitim tarihinde kullandırmaya Milli Eğitim Bakanı yetkilidir.

52. Devlet Tiyatroları Genel Müdürlüğü ile Devlet Opera ve Balesi Genel Müdürlüğünce sahnelenen eserlere ait telif ücretleri, Maliye Bakanlığının uygun görüşü üzerine Kültür ve Turizm Bakanlığınca belirlenecek esas ve usuller çerçevesinde ilgili tertiplerinden ödenir.

53. Sağlık Bakanlığı, aşı siparişi ve alımı konusunda gelecek yıllara yaygın yüklenmelere girişmeye ve belirlenen miktarlarda alım garantili sözleşmeler yapmaya yetkilidir.

54. Merkezi yönetim kapsamındaki kamu idareleri bütçelerinden özel kanunları gereğince mahalli idarelere aktarılması gereken ödenekler hakkında 2/7/2008 tarihli ve 5779 sayılı İl Özel İdarelerine ve Belediyelere Genel Bütçe Vergi Gelirlerinden Pay Verilmesi Hakkında Kanunun 6 ncı maddesinin ikinci fıkrası uygulanmaz.

55. 29/4/1959 tarihli ve 7258 sayılı Futbol ve Diğer Spor Müsabakalarında Bahis ve Şans Oyunları Düzenlenmesi Hakkında Kanunun 4 üncü maddesi gereğince her çeşit spor saha ve tesisleri yapmak amacıyla Gençlik ve Spor Genel Müdürlüğü bütçesinin (A) işaretli

cetvelinde yer alan projelerden Genel Müdürlükçe 21/5/1986 tarihli ve 3289 sayılı Gençlik ve Spor Genel Müdürlüğünün Teşkilat ve Görevleri Hakkında Kanun hükümleri uyarınca yapılabilecek işler dışında kalanlar Bayındırlık ve İskan Bakanlığına yaptırılabilir.

Yıllık yatırım programlarına ek yatırım cetvellerinde inşaat ve büyük onarım projeleri arasında yer alan ve Genel Müdürlük onayı ile il müdürlüklerince yaptırılması uygun görülen işlerin karşılıkları, münhasıran proje ile ilgili harcamalarda kullanılmak üzere hizmetin ait olduğu Gençlik ve Spor Genel Müdürlüğü bütçesinin ilgili yatırım tertibindeki ödenekten il müdürlüklerine yardım yoluyla ödenebilir.

56. Maliye Bakanlığı bütçesinin 12.01.31.00-01.1.2.65-1-09.9 tertibinde yer alan ödenekten, genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerin ilama bağlı borçlarını karşılamak amacıyla gerektiğinde kuruluş bütçelerinin mevcut veya yeni açılacak tertiplerine aktarma yapmaya ve bu tertipte yer alan ödeneğin bir katına kadar ödenek eklemeye Maliye Bakanı yetkilidir.

57. Maliye Bakanlığı bütçesinin 12.01.31.00-01.1.2.66-1-09.9 tertibinde yer alan ödenekten, mahkeme harç ve giderleri, belirli satış aidatı ile oranı kanunla saptanmış ödenti ve ikramiyeleri karşılamak amacıyla genel bütçe kapsamındaki kamu idareleri ile özel bütçeli idarelerin mevcut veya yeni açılacak tertiplerine aktarma yapmaya Maliye Bakanı yetkilidir.

58. Maliye Bakanlığı bütçesinin 12.01.31.00-01.1.2.76-1-05.2 tertibinde yer alan ödeneği, 5779 sayılı Kanunun 6 ncı maddesinin ikinci fıkrasında yer alan sınırlamaya tabi olmaksızın zorunlu hallerde belediyelere yardım amacıyla kullanmaya Maliye Bakanı yetkilidir.

59. Başbakanlık bütçesinin 07.01.00.35–01.1.3.02–1–03.4 tertibinde yer alan Barışı Destekleme ve Koruma Harekatları ödeneğinin harcanmasına ilişkin esas ve usuller Başbakanlık, Milli Savunma, İçişleri, Dışişleri ve Maliye Bakanlıklarınca müştereken tespit edilir.

60. İmalat suretiyle edinilecek veya imal ettirilecek deniz taşıtlarından üretim süreci birden fazla yılı kapsayanların bedelleri, (T) işaretli cetvelde gösterilmesine gerek bulunmaksızın ilgili idare bütçelerinin 06.1.4.41 ve 06.1.4.51 ekonomik kodlarından ödenir.

61. 4/2/1924 tarihli ve 406 sayılı Telgraf ve Telefon Kanununun ek 29 uncu maddesi uyarınca yapılacak ödemeler, 3/4/2006 tarihli ve 2006/10303 sayılı Bakanlar Kurulu Kararı ile belirlenen esas ve usuller çerçevesinde, Maliye Bakanlığı bütçesinin 12.01.32.62-01.1.2.00-1.05.1 tertibinde yer alan ödenekten karşılanır.

62. 16/6/2005 tarihli ve 5369 sayılı Kanunun 6 ncı maddesinin son fıkrası uyarınca öngörülen ödeneği, hizmet gelirlerinin yıl içi gerçekleşme tutarına göre Ulaştırma Bakanlığı bütçesinin ilgili tertiplerine ödenek eklemek suretiyle tamamlamaya Maliye Bakanı yetkilidir.

63. Gençlik ve Spor Genel Müdürlüğü bütçesinin 40.14.36.00-08.1.0.00-2-05.6 tertibinde yer alan ödenek, Kuzey Kıbrıs Türk Cumhuriyetinde yapımı devam eden spor tesislerinin tamamlanması ile sporun teşvik ve desteklenmesi amacıyla protokoller çerçevesinde kullanılmak üzere Kuzey Kıbrıs Türk Cumhuriyeti Hükümetinin göstereceği hesaba aktarılarak kullanılır.

64. Genel bütçe kapsamındaki kamu idarelerinin Kamu İşverenleri Sendikalarına ödemeleri gereken 2009 yılına ait üyelik aidatları, Maliye Bakanlığı bütçesinde yer alan tertipten ödenir. Yapılacak ödemeler, tertibinde yer alan ödenek tutarıyla sınırlı olup, bu tertibe bütçenin diğer tertiplerinden hiçbir şekilde aktarma yapılamaz.

65. 31/5/1963 tarihli ve 244 sayılı Kanun hükümlerine göre onaylanan sağlık ve tıp alanında işbirliğine dair ikili anlaşmalar gereğince yapılan tedavi giderleri, Sağlık Bakanlığı bütçesinin 15.01.31.62-07.3.1.02-1-03.9 tertibinden ödenir.

66. Hazine Müsteşarlığı bütçesinin 07.82.32.00-04.1.1.00-1-07.1 tertibinde yer alan ödeneği; Dünya Bankası grubu ve Uluslararası Para Fonunun 2009 yılı toplantısı için İstanbul Lütfi Kırdar Kongre Vadisine İstanbul Büyükşehir Belediyesi tarafından inşa edilen çok amaçlı kongre merkezi yapımı için Hazine Müsteşarlığı ile İstanbul Büyükşehir Belediyesi arasında yapılan protokol çerçevesinde İstanbul Büyükşehir Belediyesi hesabına aktarmaya Hazine Müsteşarlığının bağlı olduğu Bakan yetkilidir.

67. Devlet Su İşleri Genel Müdürlüğünün 20.91.34.00- 06.1.0.00-1-07.1 tertibinde yer alan ödenek; Devlet Su İşleri Genel Müdürlüğü ile Toplu Konut İdaresi Başkanlığı arasında yapılacak protokol çerçevesinde, Ilısu ve Yusufeli Barajı ve HES Projeleri Yeniden Yerleşim Projesi kapsamında yaptırılacak konutların finansmanını sağlamak amacıyla Toplu Konut İdaresi Başkanlığına aktarılmak suretiyle kullanılır.

GAP (Ilısu Barajı ve HES) projesi kapsamında Devlet Su İşleri Genel Müdürlüğü ile Milli Eğitim Bakanlığı arasında yapılacak "Eğitim İşbirliği Protokolü" çerçevesinde gerçekleştirilecek eğitim hizmetlerine ilişkin giderler 20.91.00.61-04.7.4.00-1-06.9 tertibinde yer alan ödenekten karşılanır.

68. 9/8/1983 tarihli ve 2872 sayılı Çevre Kanunu gereğince genel bütçe geliri kaydedilecek tutarlar karşılığı anılan Kanunun 18 inci ve 24 üncü maddeleri gereğince Çevre ve Orman Bakanlığı bütçesinde öngörülen ödeneği aşan yıl içi gelir gerçekleşme tutarlarını söz konusu Bakanlık bütçesinin ilgili tertiplerine ödenek eklemeye Maliye Bakanı yetkilidir.

69. Yeni bir düzenleme yapılıncaya kadar, hükümet konaklarının yapımını programlamaya, satınalma ve kiralama işlemlerini yürütmeye, onarımlarını yapmaya ve bunlara ilişkin doğacak giderleri İçişleri Bakanlığı bütçesinin ilgili tertiplerinden karşılamaya İçişleri Bakanlığı yetkilidir.

70. **2547 sayılı Yükseköğretim Kanununun 10 uncu maddesi gereğince yurt içi ve yurt dışı öğretim elemanı ve öğrenci değişim programlarının desteklenmesi amacıyla Yükseköğretim Kurulu bütçesinin mevcut veya yeni açılacak tertiplerine kaydedilen ödenekten uygun görülen tutarlar, Yükseköğretim Kurulu bütçesine gider kaydedilmek suretiyle program yürütücüsü yükseköğretim kurumuna aktarılır. Aktarılan tutarlar ilgili yükseköğretim kurumunun bütçesine gelir kaydedilmeksizin açılacak özel hesaplarda izlenir.**

Program yürütücüsü yükseköğretim kurumunun özel hesaplarda izlediği tutarlardan, programlardan yararlanan öğrencilere burs verilebilir. Burs miktarı 5102 sayılı Yüksek Öğrenim Öğrencilerine Burs, Kredi Verilmesine İlişkin Kanuna göre lisans öğrenimi gören öğrencilere ödenmekte olan burs miktarının 3 katını geçemez. Öğretim elemanlarına ise 2547 sayılı Yükseköğretim Kanunu, 2914 sayılı Yükseköğretim Personel Kanunu ile diğer ilgili mevzuatta yer alan kısıtlamalara bağlı olmaksızın 2914 sayılı Kanunun 11 inci maddesinde unvanlar itibariyle belirlenen ek ders ücretinin 10 katını geçmemek üzere ek

ders ücreti ödenebilir. Ayrıca, program süresi ile sınırlı olmak kaydıyla program kapsamında yapılacak her türlü harcamalar özel hesaptan karşılanır. Özel hesaba aktarılan tutarların kullanımı, bu kapsamda yapılacak ödemeler ile diğer hususlara ilişkin esas ve usuller Maliye Bakanlığı ile Yükseköğretim Kurulunca müştereken belirlenir. Bu kapsamda yapılan harcamalar 5018 sayılı Kanuna göre denetlenir.

71. **Yükseköğretim kurumları bütçelerinde bilimsel ve teknolojik araştırma hizmetleri için öz gelir ve hazine yardımı karşılığı olarak tefrik edilen bilimsel araştırma projelerine ilişkin ödenekler, proje özel hesaplarına aktarılmak suretiyle kullanılır. Söz konusu ödenekleri, bu Kanunun 10 uncu maddesinin ikinci fıkrasındaki sınırlamaya tabi olmaksızın ilgisine göre "05- Cari Transferler", "07- Sermaye Transferleri" ekonomik kodlarına aktararak tahakkuka bağlamak suretiyle proje özel hesaplarına ödemeye, Maliye Bakanlığınca belirlenecek esaslar dâhilinde yükseköğretim kurumları yetkilidir. Proje özel hesaplarına aktarılan tutarların kullanımı, muhasebeleştirilmesi ve özel hesapların işleyişine ilişkin esas ve usuller Maliye Bakanlığı, DPT Müsteşarlığı ve Yükseköğretim Kurulu tarafından müştereken belirlenir. Bu kapsamda yapılan harcamalar 5018 sayılı Kanuna göre denetlenir.**

2009 YILI BÜTÇESİ
YÜKSEKÖĞRETİM KURUMLARI FİNANSMAN CETVELİ

TL

KURUMLAR	(F CETVELİ) TOPLAM FİNANSMAN	NET FİNANSMAN
YÜKSEKÖĞRETİM KURULU	0	0
ANKARA ÜNİVERSİTESİ	1.752.000	1.500.000
ORTA DOĞU TEKNİK ÜNİVERSİTESİ	0	0
HACETTEPE ÜNİVERSİTESİ	0	0
GAZİ ÜNİVERSİTESİ	5.000.000	5.000.000
İSTANBUL ÜNİVERSİTESİ	145.100.000	0
İSTANBUL TEKNİK ÜNİVERSİTESİ	1.500.000	500.000
BOĞAZİÇİ ÜNİVERSİTESİ	1.500.000	0
MARMARA ÜNİVERSİTESİ	9.001.000	1.000.000
YILDIZ TEKNİK ÜNİVERSİTESİ	0	0
MİMAR SİNAN GÜZEL SANATLAR ÜNİVERSİTESİ	1.500.300	275.000
EGE ÜNİVERSİTESİ	0	0
DOKUZ EYLÜL ÜNİVERSİTESİ	0	0
TRAKYA ÜNİVERSİTESİ	6.002.000	0
ULUDAĞ ÜNİVERSİTESİ	0	0
ANADOLU ÜNİVERSİTESİ	45.000.000	0
SELÇUK ÜNİVERSİTESİ	2.100.000	2.100.000
AKDENİZ ÜNİVERSİTESİ	6.500.000	0
ERCİYES ÜNİVERSİTESİ	0	0
CUMHURİYET ÜNİVERSİTESİ	0	0
ÇUKUROVA ÜNİVERSİTESİ	1.500.000	1.472.000
ONDOKUZ MAYIS ÜNİVERSİTESİ	315.000	0
KARADENİZ TEKNİK ÜNİVERSİTESİ	500.000	0
ATATÜRK ÜNİVERSİTESİ	0	0
İNÖNÜ ÜNİVERSİTESİ	0	0
FIRAT ÜNİVERSİTESİ	4.002.000	1.465.000
DİCLE ÜNİVERSİTESİ	2.100.000	2.051.000
YÜZÜNCÜ YIL ÜNİVERSİTESİ	2.500.000	100.000
GAZİANTEP ÜNİVERSİTESİ	3.103.700	750.000
İZMİR YÜKSEK TEKNOLOJİ ENSTİTÜSÜ	0	0
GEBZE YÜKSEK TEKNOLOJİ ENSTİTÜSÜ	0	0
HARRAN ÜNİVERSİTESİ	500.500	0
SÜLEYMAN DEMİREL ÜNİVERSİTESİ	0	0
ADNAN MENDERES ÜNİVERSİTESİ	1.321.000	0
ZONGULDAK KARAELMAS ÜNİVERSİTESİ	0	0
MERSİN ÜNİVERSİTESİ	1.000.000	1.000.000
PAMUKKALE ÜNİVERSİTESİ	2.000.000	500.000
BALIKESİR ÜNİVERSİTESİ	701.000	500.000
KOCAELİ ÜNİVERSİTESİ	500.000	0
SAKARYA ÜNİVERSİTESİ	1.702.500	500.000
CELAL BAYAR ÜNİVERSİTESİ	0	0
ABANT İZZET BAYSAL ÜNİVERSİTESİ	550.000	0
MUSTAFA KEMAL ÜNİVERSİTESİ	2.000.000	100.000
AFYON KOCATEPE ÜNİVERSİTESİ	0	0
KAFKAS ÜNİVERSİTESİ	0	0
ÇANAKKALE ONSEKİZ MART ÜNİVERSİTESİ	400.000	0
NİĞDE ÜNİVERSİTESİ	0	0
DUMLUPINAR ÜNİVERSİTESİ	1.000.000	1.000.000
GAZİOSMANPAŞA ÜNİVERSİTESİ	3.202.300	1.040.000
MUĞLA ÜNİVERSİTESİ	400.000	0
KAHRAMANMARAŞ SÜTÇÜ İMAM ÜNİVERSİTESİ	3.000.500	500.000
KIRIKKALE ÜNİVERSİTESİ	1.001.000	150.000
ESKİŞEHİR OSMANGAZİ ÜNİVERSİTESİ	0	0
GALATASARAY ÜNİVERSİTESİ	1.001.000	403.000
AHİ EVRAN ÜNİVERSİTESİ	0	0
KASTAMONU ÜNİVERSİTESİ	0	0
DÜZCE ÜNİVERSİTESİ	400.000	300.000
MEHMET AKİF ERSOY ÜNİVERSİTESİ	0	0
UŞAK ÜNİVERSİTESİ	0	0
RİZE ÜNİVERSİTESİ	750.000	0
NAMIK KEMAL ÜNİVERSİTESİ	2.000.000	61.000
ERZİNCAN ÜNİVERSİTESİ	0	0
AKSARAY ÜNİVERSİTESİ	0	0
GİRESUN ÜNİVERSİTESİ	50.000	0
HİTİT ÜNİVERSİTESİ	200.000	200.000
BOZOK ÜNİVERSİTESİ	0	0
ADIYAMAN ÜNİVERSİTESİ	0	0
ORDU ÜNİVERSİTESİ	35.000	0
AMASYA ÜNİVERSİTESİ	35.000	0
KARAMANOĞLU MEHMETBEY ÜNİVERSİTESİ	0	0
AĞRI İBRAHİM ÇEÇEN ÜNİVERSİTESİ	0	0
SİNOP ÜNİVERSİTESİ	35.000	0
SİİRT ÜNİVERSİTESİ	0	0
NEVŞEHİR ÜNİVERSİTESİ	0	0
KARABÜK ÜNİVERSİTESİ	0	0
KİLİS 7 ARALIK ÜNİVERSİTESİ	751.000	50.000
ÇANKIRI KARATEKİN ÜNİVERSİTESİ	10.000	0
ARTVİN ÇORUH ÜNİVERSİTESİ	0	0
BİLECİK ÜNİVERSİTESİ	0	0
BİTLİS EREN ÜNİVERSİTESİ	0	0
KIRKLARELİ ÜNİVERSİTESİ	2.500.500	0
OSMANİYE KORKUT ATA ÜNİVERSİTESİ	0	0
BİNGÖL ÜNİVERSİTESİ	201.000	0
MUŞ ALPARSLAN ÜNİVERSİTESİ	0	0
MARDİN ARTUKLU ÜNİVERSİTESİ	58.000	0
BATMAN ÜNİVERSİTESİ	0	0
ARDAHAN ÜNİVERSİTESİ	0	0
BARTIN ÜNİVERSİTESİ	0	0
BAYBURT ÜNİVERSİTESİ	0	0
GÜMÜŞHANE ÜNİVERSİTESİ	0	0
HAKKARİ ÜNİVERSİTESİ	0	0
IĞDIR ÜNİVERSİTESİ	0	0
ŞIRNAK ÜNİVERSİTESİ	0	0
TUNCELİ ÜNİVERSİTESİ	0	0
YALOVA ÜNİVERSİTESİ	0	0
YÜKSEKÖĞRETİM KURUMLARI	**266.281.300**	**22.517.000**
ÖZEL BÜTÇELİ DİĞER İDARELER	**1.712.659.701**	**107.917.000**
ÖZEL BÜTÇE TOPLAMI	**1.978.941.001**	**130.434.000**

2009 YILI BÜTÇESİ
ÖZEL BÜTÇELİ DİĞER İDARELER FİNANSMAN CETVELİ

TL

KURUMLAR	(F CETVELİ)	
	TOPLAM FİNANSMAN	NET FİNANSMAN
ÖĞRENCİ SEÇME VE YERLEŞTİRME MERKEZİ	300.935.201	0
ATATÜRK KÜLTÜR, DİL VE TARİH YÜKSEK KURUMU BAŞKANLIĞI	220.000.000	6.000.000
TÜRKİYE VE ORTA DOĞU AMME İDARESİ ENSTİTÜSÜ	150.000	100.000
TÜRKİYE BİLİMSEL VE TEKNOLOJİK ARAŞTIRMA KURUMU	30.000.000	16.000.000
TÜRKİYE BİLİMLER AKADEMİSİ BAŞKANLIĞI	0	0
TÜRKİYE ADALET AKADEMİSİ BAŞKANLIĞI	100.000	100.000
YÜKSEK ÖĞRENİM KREDİ VE YURTLAR KURUMU GENEL MÜDÜRLÜĞÜ	0	0
GENÇLİK VE SPOR GENEL MÜDÜRLÜĞÜ	2.000.000	2.000.000
DEVLET TİYATROLARI GENEL MÜDÜRLÜĞÜ	50.000	50.000
DEVLET OPERA VE BALESİ GENEL MÜDÜRLÜĞÜ	30.000	30.000
ORMAN GENEL MÜDÜRLÜĞÜ	15.000.000	7.000.000
VAKIFLAR GENEL MÜDÜRLÜĞÜ	100.000.000	0
HUDUT VE SAHİLLER SAĞLIK GENEL MÜDÜRLÜĞÜ	100.000.000	4.762.000
TÜRK AKREDİTASYON KURUMU	7.902.500	0
TÜRK STANDARTLARI ENSTİTÜSÜ	632.262.000	0
MİLLİ PRODÜKTİVİTE MERKEZİ	7.330.000	5.000.000
TÜRK PATENT ENSTİTÜSÜ	142.000.000	0
ULUSAL BOR ARAŞTIRMA ENSTİTÜSÜ	300.000	300.000
TÜRKİYE ATOM ENERJİSİ KURUMU	0	0
SAVUNMA SANAYİ MÜSTEŞARLIĞI	0	0
KÜÇÜK VE ORTA ÖLÇEKLİ SANAYİ GELİŞTİRME VE DESTEKLEME İDARI	60.000.000	59.000.000
İHRACATI GELİŞTİRME ETÜD MERKEZİ	0	0
TÜRK İŞBİRLİĞİ VE KALKINMA İDARESİ BAŞKANLIĞI	0	0
ÖZEL ÇEVRE KORUMA KURUMU BAŞKANLIĞI	12.000.000	4.975.000
GAP BÖLGE KALKINMA İDARESİ BAŞKANLIĞI	0	0
ÖZELLEŞTİRME İDARESİ BAŞKANLIĞI	5.000.000	0
ELEKTRİK İŞLERİ ETÜT İDARESİ GENEL MÜDÜRLÜĞÜ	1.500.000	1.500.000
MADEN TETKİK VE ARAMA GENEL MÜDÜRLÜĞÜ	1.100.000	1.100.000
CEZA VE İNFAZ KURUMLARI İLE TUTUKEVLERİ İŞ YURTLARI KURUMU	0	0
SİVİL HAVACILIK GENEL MÜDÜRLÜĞÜ	75.000.000	0
MESLEKİ YETERLİLİK KURUMU BAŞKANLIĞI	0	0
ÖZEL BÜTÇELİ DİĞER İDARELER	**1.712.659.701**	**107.917.000**
YÜKSEKÖĞRETİM KURUMLARI	**266.281.300**	**22.517.000**
ÖZEL BÜTÇE TOPLAMI	**1.978.941.001**	**130.434.000**

2008 YILI BÜTÇESİ
DDK FİNANSMAN CETVELİ

TL

KURUMLAR	(F CETVELİ)	
	TOPLAM FİNANSMAN	NET FİNANSMAN
RADYO VE TELEVİZYON ÜST KURULU	0	0
BİLGİ TEKNOLOJİLERİ VE İLETİŞİM KURUMU	135.022.000	0
SERMAYE PİYASASI KURULU	0	0
BANKACILIK DÜZENLEME VE DENETLEME KURUMU	150.000.000	0
ENERJİ PİYASASI DÜZENLEME KURUMU	0	0
KAMU İHALE KURUMU	36.000.000	0
REKABET KURUMU	0	0
TÜTÜN, TÜTÜN MAMULLERİ VE ALKOLLÜ İÇKİLER PİYASASI DÜZENLEME KURUMU	10.000.000	0
DÜZENLEYİCİ DENETLEYİCİ KURUMLAR TOPLAMI	**331.022.000**	**0**

H - CETVELİ

10/2/1954 tarihli ve 6245 sayılı Harcırah Kanunu Hükümleri Uyarınca Verilecek Gündelik ve Tazminat Tutarları

	GÜNDELİK MİKTARI (TL)
I. Yurt İçinde Verilecek Gündelikler (Madde : 33)	
A. a) Türkiye Büyük Millet Meclisi Başkanı ve Başbakan	41,00
b) Anayasa Mahkemesi Başkanı, Genelkurmay Başkanı, Bakanlar, Milletvekilleri, Kuvvet Komutanları, Jandarma Genel Komutanı, Sahil Güvenlik Komutanı, Başbakanlık Müsteşarı, Cumhurbaşkanlığı Genel Sekreteri, Türkiye Büyük Millet Meclisi Genel Sekreteri, Orgeneraller, Oramiraller, Yargıtay, Danıştay, Uyuşmazlık Mahkemesi ve Sayıştay Başkanları, Yargıtay Cumhuriyet Başsavcısı, Danıştay Başsavcısı, Diyanet İşleri ve Yükseköğretim Kurulu Başkanları	37,50
B. Memur ve Hizmetlilerden;	
a) Ek göstergesi 8000 ve daha yüksek olan kadrolarda bulunanlar (1)	31,50
b) Ek göstergesi 5800 (dahil) - 8000 (hariç) olan kadrolarda bulunanlar (2)	28,50
c) Ek göstergesi 3000 (dahil) - 5800 (hariç) olan kadrolarda bulunanlar	26,00
d) Aylık/kadro derecesi 1-4 olanlar	23,50
e) Aylık/kadro derecesi 5-15 olanlar	22,50

1) 6245 sayılı Harcırah Kanununun 33 üncü maddesinin (b) fıkrasına göre verilecek gündeliklerin hesabında bu tutar esas alınır.

2) 8/5/1991 tarihli ve 3717 sayılı Kanuna göre adli personel ile devlet davalarını takip edenlere verilecek yol tazminatının hesabında bu tutar esas alınır.

** 6245 sayılı Harcırah Kanununun 33 üncü maddesinin (b) ve (d) fıkralarına göre yatacak yer temini için ödenecek ücretlerin hesabında, gündeliklerinin %50 artırımlı miktarı esas alınır.*

II. Arazi Üzerinde Çalışanlara Verilecek Tazminatlar (Madde 50)	
50 nci maddenin 1, 2, 3, 4 ve 5 inci bentlerinde yer alan personel :	
a) Kadro derecesi 1-4 olanlar	9,00
b) Kadro derecesi 5-15 olanlar	8,50

Bu tazminattan yararlananlardan;

1) Memuriyet mahalli dışındaki çalışma alanlarında hizmet görenler ile 24/2/1984 tarihli ve 2981 sayılı Kanun uygulamasında çalışan Tapu ve Kadastro Genel Müdürlüğü personeline yukarıda yazılı miktarların yarısı ek olarak ödenir.

2) Bu çalışmaları dolayısıyla arazide, şantiyede veya gemilerde geceleyenlere bu suretle bulunacak miktarın yarısı ek olarak ayrıca ödenir.

İ - CETVELİ

Çeşitli Kanunlara Göre Bütçe Kanununda Gösterilmesi Gereken Parasal Sınırlara Ait Cetvel

Kanun No:	Kanunun Adı	Madde	Fıkra			Parasal Sınır (TL)
a) 4353	Maliye Bakanlığı Başhukuk Müşavirliği ve Muhakemat Genel Müdürlüğünün Vazifelerine, Devlet Davalarının Takibi Usullerine ve Merkez ve Vilayetler Kadrolarında Bazı Değişiklikler Yapılmasına Dair Kanun	27	1		(Taşınmazın aynına yönelik davalar hariç)	100.000
			5		(Taşınmazın aynına yönelik davalar hariç)	45.000
		28	-			2.250.000
		29	-			2.250.000
		30	-			2.250.000
		31	-			1.200.000
		34	-		(Taşınmazın aynına yönelik davalarda 27 nci madde ile sınırlı olmak üzere)	100.000
b) 2886	Devlet İhale Kanunu	17	2			370.000
			3			1.110.000
		45	-			1.100.000
					Bu madde ile ilgili parasal sınır, Hazineye ait taşınmazların satışında 10.000.000.-TL olup, bu tutarı yirmi katına kadar artırmaya Maliye Bakanı yetkilidir.	
		51	-	a)	İllerde, kuruluş merkezlerinde, askeri kurum kuruluş ve birliklerde, büyükşehir belediyesi sınırları içindeki ilçelerde ve nüfusu 50 bini geçen ilçelerde	35.000
				b)	Diğer ilçelerde	17.500
		76	-	a)	Ankara, İstanbul ve İzmir il merkezlerinde	225.000
				b)	Diğer büyükşehir belediyesi olan il merkezlerinde	120.000
				c)	Diğer il merkezleri, büyükşehir belediyesi sınırları içindeki ilçeler ve nüfusu 50 bini geçen ilçelerde	80.000
				d)	Diğer ilçelerde	65.000
					Bu madde ile ilgili parasal sınırları, herbiri için ayrı ayrı veya birlikte dört katına kadar artırmaya Maliye Bakanı yetkilidir.	
c) 2942	Kamulaştırma Kanunu	3	-			136.000
ç) 3082	Kamu Yararının Zorunlu Kıldığı Hallerde Kamu Hizmeti Niteliği Taşıyan Özel Teşebbüslerin Devletleştirilebilmesi Usul ve Esasları Hakkında Kanun	4	1			65.000

d) 3234	Orman Genel Müdürlüğü Teşkilat ve Görevleri Hakkında Kanun Hükmünde Kararnamenin Değiştirilerek Kabulü Hakkında Kanun	36	-	100.000 liralık limit	35.000
				200.000 liralık limit	175.000
				1.500.000 liralık limit	1.400.000
				10.000.000 liralık limit	6.000.000
e) 3289	Gençlik ve Spor Genel Müdürlüğünün Teşkilat ve Görevleri Hakkında Kanun	38	-	1.000.000 liralık limit	250.000
				2.000.000 liralık limit	5.000.000
				10.000.000 liralık limit	15.000.000
f) 5018	Kamu Mali Yönetimi ve Kontrol Kanunu	35	a)	Yapım işleri ile mal ve hizmet alımları için;	
				1 - İllerde, kuruluş merkezlerinde, büyükşehir belediye sınırları içindeki ilçeler ve nüfusu 50 bini geçen ilçelerde	800
				2 - Diğer ilçelerde	400
			b)	Asker sevk ve celp dönemlerinde askerlik şubesi ve eğitim merkez k.lığı mutemetlerine asker sevki ile ilgili	18.000
			c)	Şehit cenazelerinin nakli amacıyla	8.000
			ç)	Yabancı konuk ve heyetlerin ağırlanması amacıyla görevlendirilecek mihmandarlara	5.000
			d)	Mahkeme harç ve giderleri için	8.500
				(Ankara, İstanbul ve İzmir il merkezleri için)	30.000
			e)	Doğal afetler nedeniyle oluşacak ihtiyaçlar için	40.000
			f)	İl dışına yapılacak seyahatlerde kullanılacak akaryakıt giderleri için	4.000
			g)	Yakalanan yasa dışı göçmenler ile sınırdışı edilecek şahıslar için kullanılmak üzere	17.000
			ğ)	Türkiye Büyük Millet Meclisi Genel Sekreterliği ve Cumhurbaşkanlığı Genel Sekreterliği	300.000
			h)	Askeri daire mutemetleri ile Milli İstihbarat Teşkilatı daire mutemetlerine ve dış temsilcilikler emrine verilecek avans tutarları, ilgili idarelerin görüşleri alınmak suretiyle askeri birlik, daire ve dış temsilcilikler itibarıyla Maliye Bakanlığınca ayrıca belirlenmek üzere;	
				- Askeri daire mutemetlerine	27.000
				- Milli İstihbarat Teşkilatı mutemetlerine	30.000
				- Dış Temsilciliklere	240.000
			ı)	5018 sayılı Kanuna ekli (II) sayılı cetvelde yer alan özel bütçeli idarelerin;	
				- Kuruluş merkezlerindeki mutemetlerine	585.000
				- Merkez dışındaki birim mutemetlerine	235.000
			i)	Genel bütçe kapsamındaki kamu idarelerince Maliye Bakanlığı izni aranmaksızın açılacak kredi tutarı	70.000
			j)	Yükseköğretim Kurumları Sağlık Kültür ve Spor Daire Başkanlığı görev alanına giren faaliyetlere giren harcamalar için (a-1) bendinde belirtilen tutarın beş katı kadar,	
		40			17.000
		46			200.000.000
		79			15.000

K - CETVELİ
(Ek Ders, Konferans ve Fazla Çalışma Ücretleri ile Diğer Ücret Ödemelerinin Tutarları)

	Ders Saati Ücreti
I. EK DERS ÜCRETİ	
A. Polis Akademisinde ve Yükseköğretim Kurumları Öğretim Elemanları ile Yabancı Uyruklu Öğretim Elemanlarının Geliştirme Eğitimi Yönetmeliğine göre ek ders vermekle görevlendirilen;	
1. Öğretim üyesi, öğretim görevlisi (öğretim görevlisi emniyet teşkilatı mensupları dahil) ve okutmanlara,	2914 sayılı Yükseköğretim Personel Kanununa göre
2. Öğretmenlere ve öğretmen olarak görevlendirilenlere,	Okutmanlara ödenen kadar
B. 926 sayılı Türk Silahlı Kuvvetleri Personel Kanununun 150 nci ve ek 4 üncü maddeleri gereğince, fiilen ek ders görevi yapanlara ders saati başına ödenecek ek ders ücreti;	
1. Harp Akademileri, Gülhane Askeri Tıp Akademisi, sınıf okulları, özel ihtisas okulları, NBC Okulu, İstihbarat ve Dil Okulu, Harita Yüksek Teknik Okulu, yabancı dil okulları ve benzerleri ile harp okulları ve astsubay meslek yüksek okullarında ders görevi verilenlerden;	
a) Öğretim üyesi, öğretim görevlisi ve okutmanlara,	2914 sayılı Yükseköğretim Personel Kanununa göre
b) Öğretmenlere ve öğretmen olarak görevlendirilenlere,	Okutmanlara ödenen kadar
2. Ortaöğretim yapan askeri okullarda ve kurslarda ders görevi verilenlere,	657 sayılı Devlet Memurları Kanununun 176 ncı maddesine göre

C. 399 sayılı Kanun Hükmünde Kararnamenin 3 üncü maddesinin (b) ve (c) bentleri hükümlerine göre çalışan personelden, kuruma eleman yetiştirmek üzere açılan mesleki okullarda ve kurumun hizmet içi eğitim ve kurs faaliyetlerinde görevlendirilenlere, 657 sayılı Kanunun 176 ncı maddesine göre belirlenen miktarları aşmayacak şekilde teşebbüs veya bağlı ortaklık yönetim kurulları tarafından tespit edilecek miktarda ders ücreti ödenir.

D. 2547 sayılı Yükseköğretim Kanununun 45 inci maddesinin (e) bendi uyarınca sınavsız geçme hakkı verilen meslek yüksekokullarında ikinci öğretim kapsamında yürütülecek eğitim-öğretim programlarındaki ders ve uygulamalarda bulunmak üzere, 2547 sayılı Kanunun 31 inci maddesine göre "öğretim görevlisi" olarak görevlendirilen ve fiilen görev yapan öğretmenlere, uzman kişilere, emekli öğretim elemanlarına ve emekli öğretmenlere, 2914 sayılı Yükseköğretim Personel Kanununun 11 inci maddesinde belirtilen hükümler dikkate alınarak, 19/11/1992 tarihli ve 3843 sayılı Kanun ve buna ilişkin mevzuat hükümleri çerçevesinde ilgili üniversiteler tarafından ek ders ücreti ödenir. Milli Eğitim Bakanlığınca görevlendirilecek öğretmenlere bu kapsamda ödenecek ek ders ücreti haftada 10 saati geçemez.

E. İçişleri Bakanlığınca Kaymakam adaylarına yönelik olarak düzenlenecek eğitim programlarında görevlendirilecek personele 23/7/2003 tarihli ve 4954 sayılı Kanunun "Ders ücreti" başlıklı 38 inci maddesine göre ek ders ücreti ödenir.

F. 29/7/2002 tarihli ve 4769 sayılı Kanun uyarınca eğitim merkezlerinde ders vermekle görevlendirilen;

a) Yükseköğretim kurumları öğretim üyesi, öğretim görevlisi ve okutmanlarına, 2914 sayılı Kanuna göre,

b) Diğerlerine ise okutmanlara ödenen kadar,

ek ders ücreti ödenir.

G. Milli Eğitim Bakanlığı ve Anadolu Üniversitesi Rektörlüğü Arasında İngilizce Öğretmeni Yetiştirme Protokolü uyarınca yapılan eğitim programlarında, normal mesai günlerinde saat 16.00'dan sonra ve hafta sonu tatillerinde ders vermek üzere görevlendirilen öğretim elemanları ile bu proje kapsamında öğretim görevlisi olarak görevlendirilen öğretmenlere, 2914 sayılı Kanunun 11 inci maddesindeki ders saatlerine ilişkin sınırlamalar dikkate alınmaksızın Üniversite döner sermayesinden, haftada en fazla 10 saate kadar, normal öğretimde ödenen ders ücretlerinin dört katını geçmemek üzere Üniversite Yönetim Kurulu tarafından belirlenecek tutarda ek ders ücreti ödenir.

H. Türkiye Orta Doğu Amme İdaresi Enstitüsü tarafından yürütülen "Kamu Diplomasisi Eğitim Programlarında" ders vermek üzere Enstitü dışından görevlendirilenlere, 2914 sayılı Kanun ile 2547 sayılı Kanunda yer alan sınırlamalar dikkate alınmaksızın, 2914 sayılı Kanun uyarınca profesör unvanı için normal öğretimde ödenen ders ücretinin iki katını geçmemek üzere ders ücreti ödenir. Bu program kapsamında ödenecek toplam ders ücreti bir yılda 360 ders saati karşılığını geçemez.

İ. Milli Eğitim Bakanlığı tarafından yürütülen program geliştirme çalışmaları tanıtım seminerlerinde görev alacak öğretim elemanlarına, 2914 sayılı Kanun ile 2547 sayılı Kanunda yer alan sınırlamalar dikkate alınmaksızın Dünya Bankası ve Türkiye Cumhuriyeti Hükümeti arasında imzalanan proje ikraz anlaşması gereğince tahsis edilen kaynaklardan karşılanmak üzere, 2914 sayılı Kanun uyarınca normal öğretimde ödenen ders ücretlerinin iki katı tutarında ders ücreti ödenebilir.

J. Askeri işyerlerinde istihdam edilen işçilere, endüstri meslek liselerinde eğitimi verilen mesleklerde "Meslek Kursu" ile "Geliştirme ve Uyum Kursu" açılmasına ilişkin olarak Milli Eğitim Bakanlığı ile Milli Savunma Bakanlığı ve Jandarma Genel Komutanlığı arasındaki Protokol uyarınca görevlendirilecek Milli Eğitim Bakanlığı kadrosundaki öğretmenlere fiilen verdikleri ders saatleri karşılığında, Milli Savunma Bakanlığı ve Jandarma Genel Komutanlığı tarafından haftada 10 saate kadar, 657 sayılı Kanunun 176 ncı maddesine göre ek ders ücreti ödenir.

II. KONFERANS ÜCRETİ

Her bir konferans için 16,00 Türk Lirasını aşmamak üzere;

a) 657 sayılı Kanunun 176 ncı maddesine göre ve yükseköğretim kurumlarında yönetim kurullarınca belirlenen öğretim programı dışında,

b) 3563 sayılı Harp Akademileri Kanununun 16 ncı maddesi uyarınca harp akademilerinde ve diğer yüksek dereceli askeri okullarda (Harp okulları, sınıf okulları, özel ihtisas okulları, İstihbarat ve Dil Okulu, NBC Okulu gibi),

c) Cezaevlerinde mahkum ve tutuklulara ders müfredatı dışındaki konularda Bakanlık Onayı ile,

konferans verenlere kurumlarınca belirlenecek tutarda konferans ücreti ödenir.

Hizmet içi eğitim ve kurslarda konferans ücreti ödenmez.

III. FAZLA ÇALIŞMA ÜCRETİ

Azami Saat Ücreti (TL/ Kr)

A. Saat Başı Fazla Çalışma Ücreti:

1. 657 sayılı Kanunun 178 inci maddesi uyarınca fazla çalışma karşılığında yapılacak ödeme (Özel kanunlarındaki hükümler uyarınca bütçe kanunlarıyla belirlenmesi gereken fazla mesai ücretleri için bu sırada tespit edilen saat ücreti esas alınır.), — 1,10 TL

2. 657 sayılı Kanuna tabi personele, anılan Kanunun 178 inci maddesinde yer alan kısıtlamalara bağlı olmaksızın ve fiilen yapılan fazla çalışma karşılığında;

a) Bakanlıklar özel kalem müdürlüklerinde çalışan personele (makam şoförleri dahil) ayda 90 saati,

b) Her bir makam için aylık toplam 450 saati geçmemek üzere Kurul Başkanı (Bakanlıklar), Genel Müdür ve daha üst birim yöneticileri, Strateji Geliştirme Başkanı, Vali, General ve Amiral rütbesini haiz olmak kaydıyla Genelkurmay Başkanlığı, Milli Savunma Bakanlığı, kuvvet komutanlıkları ile Jandarma Genel Komutanlığı ve Sahil Güvenlik Komutanlığındaki Daire Başkanı ve daha üst birimlerin yöneticileri, Rektör,

Büyükşehir ve İl Belediye Başkanları ile birlikte çalışan personele ayda 90 saati,

c) Bakanlıklar ve Yükseköğretim Kurulu Başkanlığı ile 2005 yılında katma bütçeli genel müdürlük iken 2006 yılında genel veya özel bütçe kapsamına alınan genel müdürlüklerin merkez teşkilatlarına ait kadrolarda görev yapan şoförlere ise ayda 60 saati,

geçmemek üzere makam onayına istinaden yapılacak ödeme, 1,20 TL

ç) Kredi ve Yurtlar Kurumu Genel Müdürlüğü ile üniversitelere bağlı yurtlar ve Atatürk Orman Çiftliği kadrolarında görev yapan personelden gerçekleştirdikleri fazla mesai karşılığında kendilerine izin verilme imkanı bulunmayanlara, yıllık olarak Maliye Bakanlığınca tespit edilecek azami fazla mesai saatleri içinde kalınmak şartıyla ve her bir personel için ayda 90 saati aşmamak üzere yapılacak ödeme, 1,10TL

d) Tapu ve Kadastro Genel Müdürlüğünün taşra teşkilatı kadrolarında çalışan personelden fazla mesai karşılığında kendilerine izin verilme imkanı bulunmayanlara, yıllık olarak Maliye Bakanlığınca tespit edilecek olan azami fazla mesai saatleri içinde kalınmak ve döner sermaye bütçesinden ödenmek şartıyla ve her bir personel için ayda 60 saati aşmamak üzere yapılacak ödeme, 1,10 TL

e) Anadolu Üniversitesi dışındaki diğer yükseköğretim kurumları kadrolarında görev yapan personelden, Anadolu Üniversitesi Açıköğretim Fakültesince düzenlenen akademik danışmanlık ve yüzyüze eğitim hizmetlerinin yürütülmesine yardımcı olmak üzere normal çalışma saatleri dışında görevlendirilen ve fiilen görev yapanlara, Anadolu Üniversitesinin talebi üzerine yıllık olarak Maliye Bakanlığınca tespit edilecek azami fazla mesai saatleri içinde kalınmak ve Anadolu Üniversitesi tarafından açıköğretim programı uygulayan yükseköğretim kurumlarına aktarılan öğrenci katkı paylarından ödenmek şartıyla ve her bir personel için ayda 60 saati aşmamak üzere yapılacak ödeme, 2,00 TL

f) Devlet Meteoroloji İşleri Genel Müdürlüğünün taşra teşkilatı kadrolarında havacılık, denizcilik ve klimatolojik amaçlı meteorolojik ürün elde edilmesini sağlayan yer ve yüksek atmosfer gözlem istasyonlarında çalışan personelden fiilen yaptıkları fazla mesai karşılığında kendilerine izin verilme imkanı bulunmayanlara, yıllık olarak Maliye Bakanlığınca tespit edilecek olan azami fazla mesai saatleri içinde kalınmak ve döner sermaye bütçesinden ödenmek şartıyla ve her bir personel için ayda 60 saati aşmamak üzere yapılacak ödeme, 1,10 TL

g) Boğaziçi Üniversitesi Kandilli Rasathanesi ve Deprem Araştırma Enstitüsünde çalışan (110 kişiyi geçmemek üzere) personelden fazla mesai karşılığında kendilerine izin verilme imkanı bulunmayanlara, yıllık olarak Maliye Bakanlığınca tespit edilecek olan azami fazla mesai saatleri içinde kalınmak şartıyla ve her bir personel için ayda 60 saati aşmamak üzere yapılacak ödeme, 1,10 TL

ğ) Nüfusu en son resmi nüfus sayımına göre 250.000 ve daha yukarı olan belediyelerde (Büyükşehir belediyesi sınırları içindeki ilçe belediyeleri dahil) Hesap İşleri Müdürlüğüne ait kadrolara atanmış olup; vergi, harç, katılma payları ile ilgili tarh, tahakkuk, tahsilat, tebliğ, takip, yoklama ve benzeri gelir işlerinde fiilen çalışan 657 sayılı Kanuna tabi personele (bu konulara ilişkin olarak bilgi işlem merkezlerinde çalışan memurlar ve sözleşmeli personel dahil, işçiler hariç); bu görevler nedeniyle fiilen yaptıkları fazla mesailer karşılığında her bir saat için 2,40 Türk Lirasını geçmemek üzere belediye başkanlıklarınca belirlenecek esas, usul ve miktarlarda fazla mesai ücreti ödenebilir. Ancak, her bir personel için bu bende göre bir yılda ödenecek fazla mesai saat sayısı 300 saati geçemez.

h) Maden Tetkik ve Arama Genel Müdürlüğünün kadrolarında bulunan ve analiz ve teknoloji laboratuarlarında çalışan personelden fazla mesai karşılığında kendilerine izin verilme imkânı bulunmayanlara, yıllık olarak Maliye Bakanlığınca tespit edilecek olan azami fazla mesai saatleri içinde kalınmak şartıyla ve her bir personel için ayda 90 saati aşmamak üzere yapılacak ödeme, 1,10 TL

ı) 4/11/2004 tarihli ve 5253 sayılı Dernekler Kanunu uyarınca kurulan derneklerin denetimi amacıyla mülki idare amirlerince görevlendirilen 657 sayılı Kanuna tabi personelden fazla mesai karşılığında kendilerine izin verilme imkânı bulunmayanlara, İçişleri Bakanlığının talebi üzerine yıllık olarak Maliye Bakanlığınca tespit edilecek olan azami fazla mesai saatleri içinde kalınmak şartıyla ve her bir personel için ayda 90 saati aşmamak üzere yapılacak ödeme, 1,10 TL

i) Devlet Su İşleri Genel Müdürlüğünün Hidroelektrik Santral Projelerinde çalışan 657 sayılı Kanuna tabi personelinden, fazla mesai karşılığında kendilerine izin verilme imkanı bulunmayanlara, yıllık olarak Maliye Bakanlığınca tespit edilecek olan azami fazla mesai saatleri içinde kalınmak şartıyla ve her bir personel için ayda 90 saati aşmamak üzere yapılacak ödeme, 1,10 TL

3. 399 sayılı Kanun Hükmünde Kararnamenin 30 uncu maddesinin (a) bendine göre, söz konusu Kanun Hükmünde Kararnamenin 3 üncü maddesinin (c) bendi uyarınca çalıştırılan sözleşmeli personele saat başına ödenecek fazla çalışma ücreti bu bölümde belirlenen miktarları aşmayacak şekilde unvanlar itibarıyla teşebbüs veya bağlı ortaklık yönetim kurulları tarafından tespit edilir. 1,10 TL

4. Milli Eğitim Bakanlığı;

a) Bakanlığa bağlı her dereceli okullar ile kurumların atölye ve birimlerinde döner sermaye işleri üzerinde işin gereği olarak, olağan çalışma saatleri dışında fiilen çalışanlara (şoförler ve yardımcı hizmetler sınıfı personeli hariç) öğretim günlerinde günde 3 saati, resmi ve dini bayram günleri haricindeki tatillerde günde 8 saati, uygulama oteli bulunan otelcilik ve turizm meslek liselerinde ise tatillerde günde 8 saati geçmemek kaydıyla, okul ve kurum döner sermaye hasılatından, beher iş saati için ödenecek fazla çalışma ücretleri bu bölümde belirlenen azami tutarı geçmemek üzere okul ve kurum müdürlerince, personelin üretime katkıları ve işçilik payı göz önünde bulundurularak tespit edilir. 4,85 TL

b) Döner sermaye işlerinde görevli şoförlerle yardımcı hizmetler sınıfı personeline fiilen mesai saatleri dışında yaptıkları çalışmalar karşılığında ayda 90 saate kadar okul veya kurum döner sermaye hasılatından ödenmek üzere saat başına, 1,10 TL

c) 2547 sayılı Kanunun 45 inci maddesinin (e) bendi hükmü uyarınca, mesleki ve teknik eğitim bölgesinde yer alan meslek yüksekokulları ile ilişkilendirilen mesleki ve teknik orta öğretim kurumlarında görev yapan Milli Eğitim Bakanlığı idari personeline (yardımcı hizmetler sınıfı personeli dahil) yasal çalışma saatinin bitiminden sonra fiilen yaptıkları fazla çalışma süreleri için ayda 100 saati geçmemek üzere saat başına, 2,00 TL

5. Yapılan denetim ve inceleme sonucunda, fiilen fazla mesai yapmayanlara yukarıda yer alan hükümlere göre ödeme yapıldığının tespit edilmesi halinde, ilgililer hakkında gerekli kanuni takibat yapılmakla birlikte, ödenen fazla çalışma ücreti yüzde 100 fazlası ile birlikte geri alınır. Bu tutarın, cezaya ilişkin bölümünün yarısı ödeme yapılan personelden, diğer yarısı ise mesai çizelgesini onaylayandan tahsil edilir.

Her ne suretle olursa olsun, özel kanunlarına göre fazla çalışma ücreti alanlara, yukarıdaki hükümlere göre ayrıca fazla çalışma ücreti ödenmez.

B. Aylık Maktu Fazla Çalışma Ücreti: __Aylık Maktu Miktar (TL)__

1. Çevre ve Orman Bakanlığı ile Orman Genel Müdürlüğü Orman Muhafaza Memurlarına, 21,80 TL

2. Belediyeler ile bunlara bağlı müstakil bütçeli kamu tüzel kişiliğini haiz kuruluşlarda (iktisadi işletmeler hariç), görevlerinin niteliği gereği 657 sayılı Kanunda belirtilen çalışma süre ve saatlerine bağlı olmaksızın zabıta ve itfaiye hizmetlerinde fiilen çalışan personel (destek hizmeti yürüten personel hariç) ile kadrolu olarak fiilen çalışan koruma ve güvenlik personeline belediye meclisi kararı ile tespit edilen miktar, fazla çalışma ücreti olarak maktuen ödenir.

Ancak, bunlara ödenecek aylık fazla mesai ücreti en son yapılan resmi nüfus sayımına göre belediye nüfusu;

- 10.000'e kadar olanlar için 154 Türk Lirasını,
- 10.001'den 50.000'e kadar olanlar için 165 Türk Lirasını,
- 50.001'den 100.000'e kadar olanlar için 182 Türk Lirasını,
- 100.001'den 250.000'e kadar olanlar için 205 Türk Lirasını,
- 250.001'den 1.000.000'e kadar olanlar için 245 Türk Lirasını,
- 1.000.001'den fazla olanlar için 285 Türk Lirasını,
- Ankara, İstanbul ve İzmir büyükşehir belediyeleri dışındaki diğer büyükşehirlerin itfaiye personeli için 285 Türk Lirasını,
- Ankara, İstanbul ve İzmir büyükşehir belediye sınırları içerisindekiler için 380 Türk Lirasını,

geçemez.

Yukarıdaki hükümlerin uygulanmasında büyükşehir sınırları içerisindeki belediyeler içinde bulundukları büyükşehir nüfusuna tabidir.

3. Aylık maktu fazla çalışma ücreti alanlara, her ne ad altında olursa olsun ayrıca fazla çalışmaya yönelik olarak başkaca bir ödeme yapılmaz.

4. Yukarıdaki hükümlere göre ödenecek aylık maktu fazla çalışma ücretleri;

a) Görevin yapılması sırasında veya görevden dolayı yaralanma ve sakatlanma hallerinde tedavi süresince,

b) Bir yılda toplamı 30 günü geçmeyen hastalık izni sürelerinde,

c) İtfaiye hizmetlerinde çalışan personel için görevin yapılması sırasında veya görevden dolayı hastalanma hallerinde tedavi süresince,

ç) Yurt içinde yapılacak hizmet içi eğitime katılma ve geçici görevli olarak bulunma durumlarında,

ödenmeye devam olunur.

Diğer hallerde ise maktu fazla çalışma ücretleri, fiilen çalışıldığı sürece ve bu süre ile orantılı olarak ödenir.

	Toplantı Ücreti (TL)
IV. EDEBİ KURUL TOPLANTI ÖDENEĞİ	
5441 sayılı Devlet Tiyatrosu Kuruluşu Hakkında Kanunun 2 nci maddesi uyarınca, Devlet tiyatrolarında oynanacak eserleri seçen edebi kurulun tiyatro dışından katılan üyelerine, her toplantı için özel kanunlarında değişiklik yapılıncaya kadar ödenecek toplantı ücreti (Her toplantı için 3 kişiyi geçmemek ve bir yılda altı toplantıyı aşmamak üzere)	70,40 TL
V. TÜRK KODEKS KOMİSYONU TOPLANTI ÖDENEĞİ	
767 sayılı Türk Kodeksi Hakkında Kanunun 3 üncü maddesi uyarınca Türk Kodeksini hazırlamak üzere oluşturulan Kodeks Komisyonu üyelerine, her toplantı için ödenecek toplantı ücreti (Ayda iki toplantıyı geçmemek üzere)	42,35 TL

VI. DİĞER ÖDEMELER

1. 181 sayılı Sağlık Bakanlığının Teşkilat ve Görevleri Hakkında Kanun Hükmünde Kararnamenin 31 inci maddesi uyarınca kurulan Yüksek Sağlık Şurasının tabii üyelerine her toplantı günü için 1000, diğer üyelerine ise 2000 gösterge rakamının memur aylık katsayısı ile çarpımı sonucu bulunacak tutarda, yılda 12 toplantı gününü geçmemek üzere huzur hakkı ödenir.

2. Açıköğretim sınav hizmetlerinde görev alanlara günlük 2500 gösterge rakamının memur aylıklarına uygulanan katsayı ile çarpımından elde edilecek tutarı geçmemek üzere Rektörün önerisi üzerine Üniversite Yönetim Kurulu tarafından belirlenecek miktarda ödeme, döner sermaye bütçesinden yapılabilir. Ancak, sınavın hazırlanması, değerlendirilmesi ve denetiminde görev alanlara yapılacak ödemelere esas alınacak gösterge rakamı aynı usulle iki katına kadar çıkartılabilir. Eğitim ve sınavlara ilişkin olarak mevzuat uyarınca yapılması gereken zorunlu giderler döner sermaye bütçesinden karşılanabilir.

3. Milli Eğitim Bakanlığınca yapılan merkezi sistem sınav hizmetlerinde (Bakanlığın kendi personeline yönelik sadece bir il merkezinde yaptığı sınav hizmetleri hariç) 24 saat esasına göre kapalı devre çalışmasında fiilen görev alanlara, her gün için 750 gösterge rakamının, belirtilen sınav hizmetlerinde sınav günü görev alanlara ise sadece sınav gününe mahsus olmak üzere 1500 gösterge rakamının memur aylıklarına uygulanan katsayı ile çarpımı sonucu bulunacak tutarı geçmemek üzere görevin önem ve güçlüğüne göre Milli Eğitim Bakanının onayı ile belirlenecek miktarda döner sermaye bütçesinden ödeme yapılır. Belirtilen ödemelerden yararlanan personele, 6245 sayılı Harcırah Kanunu hükümleri gereğince yapılan ödemeler hariç olmak üzere, aynı günler için başka bir ödeme yapılmaz.

4. 657 sayılı Kanunun ek 32 nci maddesi uyarınca verilecek öğretim yılına hazırlık ödeneği Bakanlar Kurulu kararı aranmaksızın 515 Türk Lirası olarak ödenir.

5. Adalet Bakanlığı Ceza ve Tevkifevleri Genel Müdürlüğü Denetimli Serbestlik ve Yardım Merkezleri ile Koruma Kurulları hizmetlerinde çalışan gönüllülere talepleri üzerine fiilen çalıştıkları her gün için, ulaşım ve iaşe gideri olarak günlük 7,50 Türk Lirası ödenir. Tüm gönüllülere ödeme yapılabilecek yıllık toplam gün sayısı 150.000'dir.

6. Öğrenci Seçme ve Yerleştirme Merkezince yapılan sınavlarda sadece sınav günü görev alanlara sınav gününe mahsus olmak üzere 1600 gösterge rakamının, bina sınav sorumluları ile bina yöneticilerine ise sınav gününe mahsus olmak üzere 2100 gösterge rakamının memur aylıklarına uygulanan katsayı ile çarpımı sonucu bulunacak tutarı geçmemek üzere; fiilen soru yazımı, değerlendirilmesi ve denetiminde görev alan öğretim elemanlarına saat başına çalışma için 2914 sayılı Yükseköğretim Personel Kanununda unvanlarına göre belirlenen ek ders ücreti gösterge rakamlarının (öğretmenlere okutmanlara ödenen kadar) memur aylıklarına uygulanan katsayı ile çarpımından elde edilecek tutarın ikibuçuk katını geçmemek üzere; görevin önem ve güçlüğüne göre Öğrenci Seçme ve Yerleştirme Başkanının onayı ile belirlenecek miktarda ödeme yapılır.

VII. TAYIN BEDELİ

2155 sayılı Bazı Kamu Personeline Tayın Bedeli Verilmesi Hakkında Kanunun 1 inci maddesinin üçüncü fıkrası uyarınca ödenecek tayın bedelinin aylık tutarı 2100 gösterge rakamının memur aylık katsayısı ile çarpılması sonucu bulunacak miktarı geçemez.

VIII. EK TAZMİNAT TAVANLARI

375 sayılı Kanun Hükmünde Kararnamenin 28 inci maddesinin (B) fıkrası uyarınca ödenecek ek tazminatın tavanı 80,30 Türk Lirası olarak uygulanır. Ancak Bakanlar Kurulu bu tavan miktarını yüzde 50'sine kadar artırmaya yetkilidir.

Aynı maddenin (A) fıkrası uyarınca ödenecek ek tazminatın aylık tutarı da erbaş ve erler için 1/1/2009–30/6/2009 tarihleri arasındaki sürede 137 Türk Lirasını, 1/7/2009 tarihinden itibaren ise 143 Türk Lirasını geçemez.

IX. JÜRİ ÜYESİ VE RAPORTÖR ÜCRETLERİ

Genel yönetim kapsamında bulunan kamu idareleri ile bunlara bağlı döner sermayeli kuruluşlar ve özel kanunlarla kurulmuş fonlar tarafından yapılacak her türlü etüt, plan, proje, güzel sanatlara ve benzeri işlere ilişkin yarışmalarda jüri üyesi veya raportör olarak görevlendirilen 657 sayılı Kanunun 87 nci maddesinde sayılan kurum ve kuruluşlarda çalışan personele, her bir asli jüri üyeliği veya raportörlüğü için 1.000 Türk Lirasını geçmemek üzere Maliye Bakanlığının görüşü alınarak kurumlarınca belirlenecek miktarda ücret ödenir.

Bu personelden,

- Danışman jüri üyeliği görevi yapanlara aynı koşullarla, yukarıda belirtildiği şekilde tespit edilen miktarın 1/2'si,
- Yedek jüri üyelerine ön ve soru-cevap toplantılarına katılmaları halinde yedeği oldukları danışman jüri veya asli jüri üyelerine ödenen miktarın 1/4'ü,
- Asli jüri üyesinin zorunlu bir nedenle çalışmalara devam edememesi halinde kendisine yedek jüri üyesi ücreti, asli jüri üyesinin yerini alacak yedek jüri üyesine de asli jüri üyesi ücreti,
- Raportör yardımcılarına raportörlere ödenen miktarın 1/5'i,

ödenir.

Anılan jürilerde üye veya raportör olarak görev yapan ve yukarıdaki fıkralar kapsamına girmeyen 657 sayılı Kanunun 87 nci maddesinde sayılan kurum ve kuruluşlarda çalışan personel dışındaki kişilere ise, 4734 sayılı Kamu İhale Kanununun 23 ve 53 üncü maddeleri uyarınca yayımlanmış olan Mimarlık, Peyzaj Mimarlığı, Mühendislik, Kentsel Tasarım Projeleri, Şehir ve Bölge Planlama ve Güzel Sanat Eserleri Yarışmaları Yönetmeliği hükümlerine göre ücret ödenir. Ancak verilecek miktar bu bölümün birinci fıkrasında belirtilen tutarın iki katından fazla olamaz.

X. VATANİ HİZMET AYLIKLARI VE SOSYAL YARDIM ÖDEMELERİ

1. 1005 sayılı İstiklal Madalyası Verilmiş Bulunanlara Vatani Hizmet Tertibinden Şeref Aylığı Bağlanması Hakkında Kanunun 1 inci maddesinde yer alan (5750) gösterge rakamı, 1/1/2009-31/12/2009 tarihleri arasındaki aylık ödeme dönemlerinde (5862) olarak uygulanır.

2. Vatani hizmet tertibinden aylık bağlanmasına ilişkin muhtelif Kanunlarda yer alan gösterge rakamları 1/1/2009-31/12/2009 tarihleri arasındaki aylık ödeme dönemlerinde kendileri için (5862), dul eşleri için (4690), diğer yakınları için (3262) olarak uygulanır.

3. 2022 sayılı 65 Yaşını Doldurmuş Muhtaç, Güçsüz ve Kimsesiz Türk Vatandaşlarına Aylık Bağlanması Hakkında Kanun uyarınca aylık ödemelerine esas alınan (1585) gösterge rakamı, 1/1/2009-31/12/2009 tarihleri arasındaki aylık ödeme dönemlerinde (1615) olarak uygulanır.

M – Cetveli
Milli Eğitim Bakanlığı
Pansiyon Ücretlerini Gösterir Cetvel

Okul Türü ve Kademesi	2009 Yılı (TL-Ücret)
İlköğretim Okulları (Yatılı İlköğretim Bölge Okulları, Pansiyonlu İlköğretim Okulları ile Özel Eğitim Okulları)	1.451
Ortaöğretim Okulları (Genel ve Mesleki Teknik Liseler, Çok Programlı Liseler)	1.451
Yetişkinler Teknik Eğitim Merkezleri, Çıraklık Eğitim Merkezleri ve Pratik Sanat Okulları	1.451
Mesleki ve Teknik Ortaöğretim Okulları (3308 sayılı Kanun kapsamında olan okullar)	1.613
Anadolu ve Fen Liseleri (Genel ve Mesleki Teknik Liseler, Çok Programlı Liseler)	1.451

Mesleki ve Teknik Anadolu Liseleri (3308 sayılı Kanun kapsamında olan okullar)	**1.613**

O - CETVELİ
ORDU İHTİYACI İÇİN ALINACAK HAYVANLARIN ALIM DEĞERLERİNİ GÖSTERİR CETVEL

HİZMETİ	CİNSİ	YÜKSEKLİĞİ (METRE)	GÖĞÜS ÇEVRESİ (METRE)	BİRİM FİYATI (TL)
Süvari Bineği	Beygir	1.45 (en az)	1.65 (en az)	2.410
Topçu Bineği	Beygir	1.50 (en az)	1.70 (en az)	1.925
Diğer Binekler	Beygir	1.43 (en az)	1.60 (en az)	1.890
Mekkare	Beygir	1.36 (en az)	1.52 (en az)	1.325
Mekkare	Katır	1.36 (en az)	1.50 (en az)	1.260
Köpek	Kurt	–	–	915
Köpek	Kangal	–	–	435

P - CETVELİ

MOTORLU TAŞITLARIN ORTALAMA ALIM DEĞERLERİNİ VE SEFERBERLİK TATBİKATINA KATILACAK ARAÇLARIN GÜNLÜK KİRA BEDELLERİNİ GÖSTERİR CETVEL

(TL)

ARACIN CİNSİ VE TONAJI	ALIM DEĞERİ	SEFERBERLİK TATBİKATLARINA KATILACAK ARAÇLARIN TAHMİNİ GÜNLÜK KİRA BEDELİ
10 TON İDARİ ARAÇ	103.845	----
5 TON İDARİ ARAÇ	56.018	----
1/2 TON İDARİ ARAÇ	18.795	----
1/5 TON TAKTİK ARAÇ	10.553	----
1/2 TON TAKTİK ARAÇ	16.695	----
5 TON TAKTİK ARAÇ	225.488	----
2.5 TON TAKTİK ARAÇ	176.243	----
10 TON ÇEKİCİ ARAÇ	683.025	----
KARÜSTÜ ARACI	305.025	----
KAMYONET 500 - 1000 KG.	----	58,00
KAMYONET 1001 - 2000 KG.	----	66,00
KAMYONET 2001 - 3000 KG.	----	79,00
KAMYON 3001 - 4000 KG.	----	86,00
KAMYON 4001 - 5000 KG.	----	107,00
KAMYON 5001 - 6000 KG.	----	107,00
KAMYON 6001 - 7000 KG.	----	107,00
KAMYON 7001 - 8000 KG.	----	128,00
KAMYON 8001 - 9000 KG.	----	128,00
KAMYON 9001- 10.000 KG.	----	128,00
KAMYON 10.000 - 11.000 KG.	----	128,00
KAMYON 11.001 - 12.000 KG.	----	139,00
KAMYON 12.001 - 13.000 KG.	----	139,00
KAMYON 13.001 - 14.000 KG.	----	139,00
ÇEKİCİ 5000 KG.	----	145,00
ÇEKİCİ 10.000 KG.	----	162,00
AKARYAKIT TANKERİ 5000 KG.	----	107,00
AKARYAKIT TANKERİ 10.000 KG.	----	128,00
SU TANKERİ	----	128,00
OTOBÜS (40 KİŞİLİK)	----	301,00
LODER YÜKLEYİCİ	----	176,00
SİLİNDİR (LASTİK TEKERLEKLİ ÇEKİCİ)	----	176,00
MOTORSİKLET	----	32,00
KARÜSTÜ ARACI	----	208,00

T- CETVELİ

KURUMLARIN SATIN ALACAKLARI TAŞITLARIN AZAMİ SATIN ALMA BEDELLERİNİ GÖSTERİR CETVEL

Sıra No	Taşıtın Cinsi	Azami Satın Alma Bedeli (TL)
1-a (*)	Binek otomobil	86.000
1-b (**)	Binek otomobil	95.000
2-	Binek otomobil	31.000
3-	Station-Wagon	32.000
4-	Arazi binek (En az 4, en fazla 8 kişilik)	55.000
5-	Minibüs (Sürücü dahil en fazla 15 kişilik)	50.000
6-	Kaptıkaçtı (Arazi hizmetleri için)	73.000
7-	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	44.000
8-	Pick-up (Kamyonet, arazi hizmetleri için sürücü dahil 3 veya 6 kişilik)	56.000
9-	Panel	43.000
10-	Midibüs (Sürücü dahil en fazla 26 kişilik)	96.000
11-a	Otobüs (Sürücü dahil en az 27, en fazla 40 kişilik)	151.000
11-b	Otobüs (Sürücü dahil en az 41 kişilik)	345.000
12-	Kamyon (Şasi-kabin tam yüklü ağırlığı en az 3.501 Kg)	56.000
13-	Kamyon (Şasi-kabin tam yüklü ağırlığı en az 12.000 Kg)	83.000
14-	Kamyon (Şasi-kabin tam yüklü ağırlığı en az 17.000 Kg)	101.000
15-	Ambulans (Tıbbi donanımlı)	80.000
16-	Ambulans (Arazi hizmetleri için)	85.000
17-	Pick-up (Kamyonet, cenaze arabası yapılmak üzere)	44.000
18-	Motorsiklet (En fazla 600 cc.lik)	6.500
19-	Motorsiklet (En az 601 cc.lik)	16.000
20-	Bisiklet	1.500
21-a	Güvenlik önlemli binek otomobil (Cinsi ve fiyatı Maliye Bakanlığınca belirlenir.)	
21-b	Güvenlik önlemli servis taşıtı (Cinsi ve fiyatı Maliye Bakanlığınca belirlenir.)	
22-	Diğer taşıtlar (Cinsi ve fiyatı Maliye Bakanlığınca belirlenir.)	

(*) *237 sayılı Taşıt Kanununa ekli (1) sayılı cetvelde yer alan Makamlar ile Devlet Protokol Hizmetlerinde kullanılmak üzere Dışişleri Bakanlığınca satın alınacak taşıtlar için.*

(**) *237 sayılı Taşıt Kanununa ekli (1) sayılı cetvelde yer alan ilk üç sıradaki Makamlar için.*

NOT *: 1- Bu cetvelde gösterilen azami fiyatlarda değişiklik yapmaya, bu bedelleri belirli makam ve hizmetler için farklı miktarlarda tespit etmeye Maliye Bakanı yetkilidir.*

2- Bu cetvelde belirlenen azami satın alma bedelleri, her türlü vergi öncesi bedellerdir.

3- İdarelerin edinebilecekleri taşıtları gösterir cetvellerde yer alan taşıtların cinslerini, Devlet Planlama Teşkilatı Müsteşarlığının uygun görüşü üzerine değiştirmeye Maliye Bakanlığı yetkilidir.

4- Cumhurbaşkanlığı tarafından edinilecek 21-a, 21-b ve 22 sıra nolu taşıtların cinsi ve fiyatı Cumhurbaşkanlığı Genel Sekreterliğince belirlenir.

5018 SAYILI KANUNA EKLİ (I) VE (II) SAYILI CETVELLERDE YER ALAN İDARELERİN TAŞIT KANUNUNA GÖRE 2009 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

(I) SAYILI CETVEL GENEL BÜTÇE KAPSAMINDAKİ KAMU İDARELERİNİN 2009 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

KURULUŞUN ADI	T CETVELİ SIRA NO	TAŞITIN CİNSİ	ADET	NEREDE KULLANILACAĞI
CUMHURBAŞKANLIĞI	T02	Binek Otomobil	10	Genel Sekreterlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T22	Diğer Taşıtlar (Cinsi ve Fiyatı Cumhurbaşkanlığı Genel Sekreterliği'nce Belirlenir.)	8	Genel Sekreterlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
TÜRKİYE BÜYÜK MİLLET MECLİSİ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Türkiye Büyük Millet Meclisi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Türkiye Büyük Millet Meclisi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Türkiye Büyük Millet Meclisi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	1	Türkiye Büyük Millet Meclisi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Türkiye Büyük Millet Meclisi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
YARGITAY	T02	Binek Otomobil	4	Başkanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	1	Başkanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
BAŞBAKANLIK	T04	Arazi Binek (En az 4, en çok 8 kişilik)	12	Başbakanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	1	Başbakanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	8	Başbakanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	2	Başbakanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T13	Kamyon şasi-kabin tam yüklü ağırlığı en az 12.000 kg	1	Başbakanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T01a	Binek Otomobil	5	Başbakanlık Makamı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
BAŞBAKANLIK YÜKSEK DENETLEME KURULU	T02	Binek Otomobil	3	Kurul Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
GÜMRÜK MÜSTEŞARLIĞI	T09	Panel	14	Kaçakçılıkla mücadelede kullanılmak üzere (% 25 Genel Bütçe % 75 AB hibesi)
	T09	Panel	10	Kaçakçılıkla mücadelede kullanılmak üzere (Genel Bütçe)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	1	Kaçakçılıkla mücadelede kullanılmak üzere (Hibe)
DİYANET İŞLERİ BAŞKANLIĞI	T02	Binek Otomobil	10	Müftülük Hizmetleri ve Eğitim Merkezleri Müdürlükleri Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	10	Müftülük Hizmetleri ve Eğitim Merkezleri Müdürlükleri Hizmetlerinde Kullanılmak Üzere (Hibe)
ÖZÜRLÜLER İDARESİ BAŞKANLIĞI	T02	Binek Otomobil	1	Başkanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
SOSYAL HİZMETLER VE ÇOCUK ESİRGEME KURUMU GENEL MÜDÜRLÜĞÜ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	10	Sosyal Hizmet Kuruluşları Hizmetlerinde Kullanılmak Üzere (Hibe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	30	Genel Müdürlük, Sosyal Hizmetler İl Müdürlükleri, Sosyal Hizmet Kuruluşları Hizmetlerinde Kullanılmak Üzere (Hibe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	10	Sosyal Hizmet Kuruluşları Hizmetlerinde Kullanılmak Üzere (Hibe)
	T15	Ambulans (Tıbbi Donanımlı)	3	Sosyal Hizmet Kuruluşları Hizmetlerinde Kullanılmak Üzere (Hibe)
ADALET BAKANLIĞI	T02	Binek Otomobil	2	Cezaevi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	2	Cezaevi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	2	Cezaevi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	5	Cezaevi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	2	Cezaevi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	2	Cezaevi Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	2	Cezaevi Hizmetlerinde Kullanılmak Üzere (Hibe)
	T02	Binek Otomobil	2	Yüksek Seçim Kurulu Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T21a	Güvenlik önlemli binek otomobil (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	2	Koruma Hizmetlerinde Kullanılmak Üzere (Hibe)
	T02	Binek Otomobil	100	Adli Teşkilat Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	40	Adli Teşkilat Hizmetlerinde Kullanılmak Üzere (Hibe)
MİLLİ SAVUNMA BAKANLIĞI	T02	Binek Otomobil	9	Milli Savunma Bakanlığında Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	3	Milli Savunma Bakanlığında Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	3	Milli Savunma Bakanlığında Kullanılmak Üzere (Genel Bütçe)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	1	Milli Savunma Bakanlığında Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	2	Genel Kurmay Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	2	Genel Kurmay Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	5	Genel Kurmay Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T21a	Güvenlik önlemli binek otomobil (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	4	Genel Kurmay Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	4	Kara Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	7	Kara Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	6	Kara Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	12	Kara Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	3	Kara Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T21a	Güvenlik önlemli binek otomobil (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	9	Kara Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	10	Deniz Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)

(I) SAYILI CETVEL
GENEL BÜTÇE KAPSAMINDAKİ KAMU İDARELERİNİN 2009 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

KURULUŞUN ADI	T CETVELİ SIRA NO	TAŞITIN CİNSİ	ADET	NEREDE KULLANILACAĞI
MİLLİ SAVUNMA BAKANLIĞI	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	6	Deniz Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	5	Deniz Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	7	Deniz Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	3	Deniz Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T21a	Güvenlik önlemli binek otomobil (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	1	Deniz Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	11	Hava Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	10	Hava Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	11	Hava Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T21a	Güvenlik önlemli binek otomobil (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	1	Hava Kuvvetleri Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	8	Milli Savunma Bakanlığı Döner Sermaye İşletmelerinde Kullanılmak Üzere (Döner Sermaye)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	4	Milli Savunma Bakanlığı Döner Sermaye İşletmelerinde Kullanılmak Üzere (Döner Sermaye)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	1	Milli Savunma Bakanlığı Döner Sermaye İşletmelerinde Kullanılmak Üzere (Döner Sermaye)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	2	Milli Savunma Bakanlığı Döner Sermaye İşletmelerinde Kullanılmak Üzere (Döner Sermaye)
	T15	Ambulans (Tıbbi Donanımlı)	7	Milli Savunma Bakanlığı Döner Sermaye İşletmelerinde Kullanılmak Üzere (Döner Sermaye)
	T20	Bisiklet	108	Milli Savunma Bakanlığı Döner Sermaye İşletmelerinde Kullanılmak Üzere (Döner Sermaye)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	3	Milli Savunma Bakanlığı Döner Sermaye İşletmelerinde Kullanılmak Üzere (Döner Sermaye)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Milli Savunma Bakanlığı Döner Sermaye İşletmelerinde Kullanılmak Üzere (Döner Sermaye)
	T17	Pick-up (Kamyonet) (Cenaze arabası yapılmak üzere)	1	Milli Savunma Bakanlığı Döner Sermaye İşletmelerinde Kullanılmak Üzere (Döner Sermaye)
İÇİŞLERİ BAKANLIĞI	T01a	Binek Otomobil	5	Bakanlık Makam Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T01a	Binek Otomobil	10	Valilik Makam Hizmetlerinde Kullanılmak Üzere (İl Özel İdare Bütçesi)
	T02	Binek Otomobil	23	Bakanlık Merkez Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	20	Kaymakamlık Makam Hizmetlerinde Kullanılmak Üzere (İl Özel İdare Bütçesi)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	11	Sivil Savunma Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	11	Sivil Savunma Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T22	Diğer Taşıtlar (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	5	Sivil Savunma Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
JANDARMA GENEL KOMUTANLIĞI	T02	Binek Otomobil	330	Komutanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	60	Komutanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	26	Komutanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	10	Komutanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	24	Komutanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	15	Komutanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T21a	Güvenlik önlemli binek otomobil (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	1	Komutanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
EMNİYET GENEL MÜDÜRLÜĞÜ	T02	Binek Otomobil	70	Güvenlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	25	Güvenlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	295	Güvenlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T06	Kaptı-kaçtı (Arazi)	50	Güvenlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	40	Güvenlik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	**Binek Otomobil**	**1.025**	**Ulaştırma Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)**
	T06	Kaptı-kaçtı (Arazi)	5	Ulaştırma Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	20	Ulaştırma Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T18	Motorsiklet en az 45-250 cc.lik	25	Ulaştırma Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T19	Motorsiklet en az 600 cc.lik	25	Ulaştırma Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
SAHİL GÜVENLİK KOMUTANLIĞI	T02	Binek Otomobil	5	Sahil Güvenlik Komutanlığı Karargahı ve Grup Komutanlıklarında Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	6	Sahil Güvenlik Bölge ve Grup Komutanlıklarında Kullanılmak Üzere (Genel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	3	Sahil Güvenlik Onarım Destek ve Grup Komutanlıklarında Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	10	Sahil Güvenlik Bölge, Onarım Destek ve Hava Grup Komutanlıklarında Kullanılmak Üzere (Genel Bütçe)
	T11b	Otobüs (Sürücü dahil en az 41 kişilik)	1	Sahil Güvenlik Eğitim Komutanlığında Kullanılmak Üzere (Genel Bütçe)
	T13	Kamyon şasi-kabin tam yüklü ağırlığı en az 12.000 kg	2	Sahil Güvenlik Bölge ve Onarım Destek Komutanlıklarında Kullanılmak Üzere (Genel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	4	Sahil Güvenlik Bölge ve Onarım Destek Komutanlıklarında Kullanılmak Üzere (Genel Bütçe)

(I) SAYILI CETVEL
GENEL BÜTÇE KAPSAMINDAKİ KAMU İDARELERİNİN
2009 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

KURULUŞUN ADI	T CETVELİ SIRA NO	TAŞITIN CİNSİ	ADET	NEREDE KULLANILACAĞI
DIŞİŞLERİ BAKANLIĞI	T01a	Binek Otomobil	10	Bakanlık Makamı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	10	Destek Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T03	Station-Wagon	2	Destek Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T04	Arazi Binek (En az 4, en çok 8 kişilik)	10	Dış Temsilcilik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	8	Destek Hizmetlerinde, Dış Temsilcilik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	2	Destek Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T21a	Güvenlik önlemli binek otomobil (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	10	Dış Temsilcilik Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T21b	Güvenlik önlemli servis taşıtı (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	8	Dış Temsilcilik Hizmetlerinde Kullanılmak Üzere (Özel Ödenek)
	T22	Diğer Taşıtlar (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	3	Dış Temsilcilik Hizmetlerinde Kullanılmak Üzere (Özel Ödenek)
MALİYE BAKANLIĞI	**T01a**	**Binek Otomobil**	**1**	**Bakanlık Makamı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)**
	T02	**Binek Otomobil**	**15**	**Bakanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)**
	T09	**Panel**	**5**	**Bakanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)**
GELİR İDARESİ BAŞKANLIĞI	**T02**	**Binek Otomobil**	**2**	**Vergi Dairesi Başkanlığı Hizmetlerinde Kullanılmak Üzere (Hibe)**
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	15	Gelir İdaresi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	5	Gelir İdaresi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	80	Gelir İdaresi Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
MİLLİ EĞİTİM BAKANLIĞI	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	3	Eğitim Araçları ve Donatım Dairesi Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	100	İdari ve Mali İşler Dairesi Başkanlığı Hizmetlerinde Kullanılmak Üzere (Hibe)
	T02	Binek Otomobil	80	İdari ve Mali İşler Dairesi Başkanlığı Hizmetlerinde Kullanılmak Üzere (Hibe)
BAYINDIRLIK VE İSKAN BAKANLIĞI	T02	Binek Otomobil	2	Bakanlık Merkez Teşkilatında Kullanılmak Üzere (Genel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Bakanlık Merkez Teşkilatında Kullanılmak Üzere (Genel Bütçe)
SAĞLIK BAKANLIĞI	T02	Binek Otomobil	9	Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	30	Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	20	Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	3	Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	150	112 Acil Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T16	Ambulans (Arazi hizmetleri için)	100	112 Acil Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T19	Motorsiklet en az 600 cc.lik	40	112 Acil Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T22	Diğer Taşıtlar (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	3	Hasta Nakil Üniteli Kombi Paletli Kar Aracı 112 Acil Sağlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	200	112 Acil Sağlık Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T16	Ambulans (Arazi hizmetleri için)	150	112 Acil Sağlık Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T02	Binek Otomobil	93	Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T03	Station-Wagon	50	Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T04	Arazi Binek (En az 4, en çok 8 kişilik)	5	Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	50	Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	150	Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	15	Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	15	Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	9	Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T15	Ambulans (Tıbbi Donanımlı)	100	112 Acil Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T16	Ambulans (Arazi hizmetleri için)	150	112 Acil Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T22	Diğer Taşıtlar (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	10	Hasta Nakil Üniteli Kombi Paletli Kar Aracı 112 Acil Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T02	Binek Otomobil	1	Refik Saydam Hıfzıssıhha Merkezi Başkanlığı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	7	Refik Saydam Hıfzıssıhha Merkezi Başkanlığı Hizmetlerinde Kullanılmak Üzere (Hibe)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	1	Refik Saydam Hıfzıssıhha Merkezi Başkanlığı Hizmetlerinde Kullanılmak Üzere (Hibe)
KARAYOLLARI GENEL MÜDÜRLÜĞÜ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	19	Genel Müdürlük ve Bölge Müdürlük Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	80	Yol Bakım ve Trafik Kontrol Teknik Görevlileri Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T09	Panel	70	Şube Şeflikleri Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	30	Bölge Müdürlükleri Makine İkmal Başmühendislikleri Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	10	Bölge Müdürlükleri Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)

(I) SAYILI CETVEL
GENEL BÜTÇE KAPSAMINDAKİ KAMU İDARELERİNİN
2009 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

KURULUŞUN ADI	T CETVELİ SIRA NO	TAŞITIN CİNSİ	ADET	NEREDE KULLANILACAĞI
TARIM VE KÖYİŞLERİ BAKANLIĞI	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	3	TÜGEM Diyarbakır-Batman-Siirt Kalkınma Projesinde Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	TÜGEM Diyarbakır-Batman-Siirt Kalkınma Projesinde Kullanılmak Üzere (Genel Bütçe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	10	TAGEM G.D.A.B.Sulu Tarım Alanlarında Sulama Tekniği ve Eğitim Projesinde Kullanılmak Üzere (Genel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	1	TAGEM G.D.A.B.Sulu Tarım Alanlarında Sulama Tekniği ve Eğitim Projesinde Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	4	TAGEM G.D.A.B. Sulu Tarım Alanlarında Sulama Tekniği ve Eğitim Projesinde Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	YAYIN DAİ.BŞK. Tarımsal Yayım Eğitim ve Yayını Geliştirme Projesinde Kullanılmak Üzere (Genel Bütçe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	3	TÜGEM Çevre Amaçlı Tarım Alanlarının Korunması Projesinde (ÇATAK) Kullanılmak Üzere (Genel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	5	TEDGEM Hizmetiçi Eğitim ve El Sanatları Eğt. Mrkz. Müdürlükleri Hizmetinde Kullanılmak Üzere (Genel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	TEDGEM Hizmetiçi Eğitim ve El Sanatları Eğt. Mrkz. Müdürlükleri Hizmetinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	1	Gaziantep İl Müdürlüğü Hizmetinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Gaziantep İl Müdürlüğü Hizmetinde Kullanılmak Üzere (Hibe)
	T13	Kamyon şasi-kabin tam yüklü ağırlığı en az 12.000 kg	1	Gaziantep İl Müdürlüğü Hizmetinde Kullanılmak Üzere (Hibe)
	T02	Binek Otomobil	1	Hatay İl Müdürlüğü Hizmetinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rize İl Müdürlüğü Hizmetinde Kullanılmak Üzere (Hibe)
	T02	Binek Otomobil	1	Afyonkarahisar İl Müdürlüğü Hizmetinde Kullanılmak Üzere (Hibe)
ÇALIŞMA VE SOSYAL GÜVENLİK BAKANLIĞI	T01a	Binek Otomobil	1	Bakanlık Makamı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	5	Bakanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
SANAYİ VE TİCARET BAKANLIĞI	T01a	Binek Otomobil	1	Bakanlık Makamı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	1	Bakanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	50	Piyasa Gözetimi ve Denetimi Faaliyeti Kapsamında Kullanılmak Üzere (Genel Bütçe)
ENERJİ VE TABİİ KAYNAKLAR BAKANLIĞI	T01a	Binek Otomobil	1	Bakanlık Makamı Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T02	Binek Otomobil	5	Bakanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Bakanlık Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
PETROL İŞLERİ GENEL MÜDÜRLÜĞÜ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Kurum Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
DEVLET METEOROLOJİ İŞLERİ GENEL MÜDÜRLÜĞÜ	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	3	Genel Müdürlük Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
DEVLET SU İŞLERİ GENEL MÜDÜRLÜĞÜ	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	6	Yatırım Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	2	Yatırım Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	2	Yatırım Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	1	Yatırım Hizmetlerinde Kullanılmak Üzere (Genel Bütçe)

(II) SAYILI CETVEL
ÖZEL BÜTÇELİ İDARELERİN
2009 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

KURULUŞUN ADI	T CETVELİ SIRA NO	TAŞITIN CİNSİ	ADET	NEREDE KULLANILACAĞI
YÜKSEKÖĞRETİM KURULU	T02	Binek Otomobil	8	Kurum Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
ANKARA ÜNİVERSİTESİ	T02	Binek Otomobil	3	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
ORTA DOĞU TEKNİK ÜNİVERSİTESİ	T02	Binek Otomobil	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T11b	Otobüs (Sürücü dahil en az 41 kişilik)	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Sağlık Hizmetlerinde Kullanılmak Üzere (Özgelir)
HACETTEPE ÜNİVERSİTESİ	T13	Kamyon şasi-kabin tam yüklü ağırlığı en az 12.000 kg	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Sağlık Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
GAZİ ÜNİVERSİTESİ	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Sağlık Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
İSTANBUL ÜNİVERSİTESİ	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Sağlık Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
İSTANBUL TEKNİK ÜNİVERSİTESİ	T02	Binek Otomobil	5	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T18	Motorsiklet en az 45-250 cc.lik	4	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
BOĞAZİÇİ ÜNİVERSİTESİ	T02	Binek Otomobil	3	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
MARMARA ÜNİVERSİTESİ	T02	Binek Otomobil	3	Üniversite Hizmetlerinde Kullanılmak Üzere (Özgelir)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özgelir)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özgelir)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özgelir)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
YILDIZ TEKNİK ÜNİVERSİTESİ	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
MİMAR SİNAN GÜZEL SANATLAR ÜNİVERSİTESİ	T02	Binek Otomobil	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T03	Station-Wagon	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T11b	Otobüs (Sürücü dahil en az 41 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
DOKUZ EYLÜL ÜNİVERSİTESİ	T04	Arazi Binek (En az 4, en çok 8 kişilik)	1	Deniz Bilimleri ve Teknoloji Enstitüsü Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T02	Binek Otomobil	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
TRAKYA ÜNİVERSİTESİ	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
ULUDAĞ ÜNİVERSİTESİ	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
ANADOLU ÜNİVERSİTESİ	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
SELÇUK ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özgelir)
	T03	Station-Wagon	3	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özgelir)
AKDENİZ ÜNİVERSİTESİ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T02	Binek Otomobil	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T03	Station-Wagon	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
ERCİYES ÜNİVERSİTESİ	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	5	Rektörlük Hizmetlerinde Kulanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	3	Rektörlük Hizmetlerinde Kulanılmak Üzere (Hibe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	2	Öğrenci Hizmetlerinde Kullanılmak Üzere (Hibe)
	T11b	Otobüs (Sürücü dahil en az 41 kişilik)	2	Öğrenci Hizmetlerinde Kullanılmak Üzere (Hibe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
CUMHURİYET ÜNİVERSİTESİ	T02	Binek Otomobil	2	Rektörlük Hizmetlerinde Kulanılmak Üzere (Hibe)
ÇUKUROVA ÜNİVERSİTESİ	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T09	Panel	3	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T13	Kamyon şasi-kabin tam yüklü ağırlığı en az 12.000 kg	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
ONDOKUZ MAYIS ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T03	Station-Wagon	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T09	Panel	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T13	Kamyon şasi-kabin tam yüklü ağırlığı en az 12.000 kg	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Sağlık Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
KARADENİZ TEKNİK ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
ATATÜRK ÜNİVERSİTESİ	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Sağlık Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T03	Station-Wagon	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)

(II) SAYILI CETVEL
ÖZEL BÜTÇELİ İDARELERİN
2009 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

İNÖNÜ ÜNİVERSİTESİ	T02	Binek Otomobil	3	Üniversite Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	3	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özgelir)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T06	Kaptı-kaçtı (Arazi)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özgelir)
	T11a	Otobüs (Sürücü dahil en az 27 en fazla 40 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özgelir)
	T11a	Otobüs (Sürücü dahil en az 27 en fazla 40 kişilik)	1	Öğrenci Hizmetlerinde Kullanılmak Üzere (Hibe)
	T11b	Otobüs (Sürücü dahil en az 41 kişilik)	1	Öğrenci Hizmetlerinde Kullanılmak Üzere (Hibe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Sağlık Hizmetlerinde Kullanılmak Üzere (Hibe)
	T02	Binek Otomobil	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
FIRAT ÜNİVERSİTESİ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Sağlık Hizmetlerinde Kullanmak Üzere (Döner Sermaye)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Üniversite Sağlık Hizmetlerinde Kullanmak Üzere (Döner Sermaye)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
DİCLE ÜNİVERSİTESİ	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Sağlık Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T02	Binek Otomobil	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
YÜZÜNCÜ YIL ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	3	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özgelir)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
GAZİANTEP ÜNİVERSİTESİ	T02	Binek Otomobil	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
İZMİR YÜKSEK TEKNOLOJİ ENSTİTÜSÜ	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
GEBZE YÜKSEK TEKNOLOJİ ENSTİTÜSÜ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
HARRAN ÜNİVERSİTESİ	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özgelir)
	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özgelir)
SÜLEYMAN DEMİREL ÜNİVERSİTESİ	T02	Binek Otomobil	3	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	2	Öğrenci Hizmetlerinde Kullanılmak Üzere (Hibe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	2	Öğrenci Hizmetlerinde Kullanılmak Üzere (Hibe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Öğrenci Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
ADNAN MENDERES ÜNİVERSİTESİ	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Sağlık Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T02	Binek Otomobil	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T03	Station-Wagon	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T13	Kamyon şasi-kabin tam yüklü ağırlığı en az 12.000 kg	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
ZONGULDAK KARAELMAS ÜNİVERSİTESİ	T11b	Otobüs (Sürücü dahil en az 41 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T22	Diğer Taşıtlar (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
MERSİN ÜNİVERSİTESİ	T02	Binek Otomobil	3	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T09	Panel	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
PAMUKKALE ÜNİVERSİTESİ	T11b	Otobüs (Sürücü dahil en az 41 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Sağlık Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T02	Binek Otomobil	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T18	Motorsiklet en az 45-250 cc.lik	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
BALIKESİR ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özgelir)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
KOCAELİ ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Sağlık Hizmetlerinde Kullanılmak Üzere(Döner Sermaye)
SAKARYA ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
CELAL BAYAR ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T03	Station-Wagon	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T02	Binek Otomobil	1	Üniversite Sağlık Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T03	Station-Wagon	1	Üniversite Sağlık Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Sağlık Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
ABANT İZZET BAYSAL ÜNİVERSİTESİ	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özgelir)
	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
AFYON KOCATEPE ÜNİVERSİTESİ	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Sağlık Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
KAFKAS ÜNİVERSİTESİ	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
ÇANAKKALE ONSEKİZ MART ÜNİVERSİTESİ	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Sağlık Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
NİĞDE ÜNİVERSİTESİ	T02	Binek Otomobil	1	Rektörlük ve Birimleri Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	2	Rektörlük ve Birimleri Hizmetlerinde Kullanılmak Üzere (Hibe)

(II) SAYILI CETVEL
ÖZEL BÜTÇELİ İDARELERİN
2009 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

DUMLUPINAR ÜNİVERSİTESİ	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T11b	Otobüs (Sürücü dahil en az 41 kişilik)	1	Kütahya Meslek Yüksekokulu Otobüsçülük Programında Kullanılmak Üzere (Hibe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Üniversite Güvenlik Hizmetlerinde Kullanılmak Üzere (Hibe)
GAZİOSMANPAŞA ÜNİVERSİTESİ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özgelir)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Sağlık Hizmetlerinde Kullanılmak Üzere (Döner Sermaye)
MUĞLA ÜNİVERSİTESİ	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (ÖZEL BÜTÇE)
KAHRAMANMARAŞ SÜTÇÜ İMAM ÜNİVERSİTESİ	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibüs (Sürücü Dahil en fazla 15 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	5	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	2	Rektörlük hizmetlerinde kullanılmak üzere (Döner Sermaye)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T18	Motorsiklet (en fazla 600 cc'lik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
KIRIKKALE ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	3	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T14	Kamyon şasi-kabin tam yüklü ağırlığı en az 17.000 kg	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
ESKİŞEHİR OSMANGAZİ ÜNİVERSİTESİ	T02	Binek Otomobil	3	Üniversite Hizmetlerinde Kullanılmak Üzere (Özgelir)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özgelir)
AHİ EVRAN ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
KASTAMONU ÜNİVERSİTESİ	T02	Binek Otomobil	3	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
DÜZCE ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T22	Diğer Taşıtlar (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özgelir)
MEHMET AKİF ERSOY ÜNİVERSİTESİ	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T02	Binek Otomobil	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
UŞAK ÜNİVERSİTESİ	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
RİZE ÜNİVERSİTESİ	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
NAMIK KEMAL ÜNİVERSİTESİ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük ve Bağlı Birimlerin Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Rektörlük ve Bağlı Birimlerin Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	1	Rektörlük ve Bağlı Birimlerin Hizmetlerinde Kullanılmak Üzere (Hibe)
	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Sağlık Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
ERZİNCAN ÜNİVERSİTESİ	T02	Binek Otomobil	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
AKSARAY ÜNİVERSİTESİ	T02	Binek Otomobil	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T18	Motorsiklet en az 45-250 cc.lik	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	5	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
GİRESUN ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
HİTİT ÜNİVERSİTESİ	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
BOZOK ÜNİVERSİTESİ	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	1	Üniversite Sağlık Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T06	Kaptı-kaçtı (Arazi)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
ORDU ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T03	Station-Wagon	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
AMASYA ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T11b	Otobüs (Sürücü dahil en az 41 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
KARAMANOĞLU MEHMETBEY ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T11b	Otobüs (Sürücü dahil en az 41 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özgelir)
AĞRI İBRAHİM ÇEÇEN ÜNİVERSİTESİ	T11b	Otobüs (Sürücü dahil en az 41 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)

(II) SAYILI CETVEL
ÖZEL BÜTÇELİ İDARELERİN
2009 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

SİNOP ÜNİVERSİTESİ	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T03	Station-Wagon	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T13	Kamyon şasi-kabin tam yüklü ağırlığı en az 12.000 kg	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
SİİRT ÜNİVERSİTESİ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T09	Panel	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
NEVŞEHİR ÜNİVERSİTESİ	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
KARABÜK ÜNİVERSİTESİ	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T13	Kamyon şasi-kabin tam yüklü ağırlığı en az 12.000 kg	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T22	Diğer Taşıtlar (Cinsi ve Fiyatı Maliye Bakanlığınca Belirlenir.)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
KİLİS 7 ARALIK ÜNİVERSİTESİ	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
ÇANKIRI KARATEKİN ÜNİVERSİTESİ	T02	Binek Otomobil	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
BİLECİK ÜNİVERSİTESİ	T02	Binek Otomobil	1	Rektörlük Makamı Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
BİTLİS EREN ÜNİVERSİTESİ	T02	Binek Otomobil	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T04	Arazi Binek (En az 4, en çok 8 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
KIRKLARELİ ÜNİVERSİTESİ	T02	Binek Otomobil	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
OSMANİYE KORKUT ATA ÜNİVERSİTESİ	T02	Binek Otomobil	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T03	Station-Wagon	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
BİNGÖL ÜNİVERSİTESİ	T02	Binek Otomobil	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
MUŞ ALPARSLAN ÜNİVERSİTESİ	T02	Binek Otomobil	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
MARDİN ARTUKLU ÜNİVERSİTESİ	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
BATMAN ÜNİVERSİTESİ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T03	Station-Wagon	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T09	Panel	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
ARDAHAN ÜNİVERSİTESİ	T02	Binek Otomobil	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
BARTIN ÜNİVERSİTESİ	T02	Binek Otomobil	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T11b	Otobüs (Sürücü dahil en az 41 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Hibe)
BAYBURT ÜNİVERSİTESİ	T02	Binek Otomobil	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
GÜMÜŞHANE ÜNİVERSİTESİ	T02	Binek Otomobil	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T08	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik) (Arazi hizmetleri için)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T04	Arazi Binek (En az 4, en çok 8 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
HAKKARİ ÜNİVERSİTESİ	T02	Binek Otomobil	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
IĞDIR ÜNİVERSİTESİ	T02	Binek Otomobil	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
ŞIRNAK ÜNİVERSİTESİ	T02	Binek Otomobil	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
TUNCELİ ÜNİVERSİTESİ	T02	Binek Otomobil	2	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Rektörlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)

(II) SAYILI CETVEL
ÖZEL BÜTÇELİ İDARELERİN
2009 YILINDA EDİNEBİLECEKLERİ TAŞITLARI GÖSTERİR CETVEL

YALOVA ÜNİVERSİTESİ	T02	Binek Otomobil	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Üniversite Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	2	Üniversite Hizmetlerinde Kullanılmak Üzere (Hibe)
ÖĞRENCİ SEÇME VE YERLEŞTİRME MERKEZİ	T02	Binek Otomobil	1	Kurum Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Kurum Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	2	Kurum Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
ATATÜRK KÜLTÜR, DİL VE TARİH YÜKSEK KURUMU BAŞKANLIĞI	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Organizasyon ve Fuarlara Katılım Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T11b	Otobüs (Sürücü dahil en az 41 kişilik)	1	Kitap Satış ve Fuar Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	1	Kurum Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
TÜRKİYE VE ORTA DOĞU AMME İDARESİ ENSTİTÜSÜ	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Enstitü Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
TÜRKİYE BİLİMSEL VE TEKNOLOJİK ARAŞTIRMA KURUMU	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	TÜBİTAK Marmara Araştırma Merkezi Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T02	Binek Otomobil	1	TÜBİTAK Ulusal Elektronik ve Kriptoloji Araştırma Enstitüsü Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	TÜBİTAK Ulusal Gözlemevi Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T12	Kamyon şasi-kabin tam yüklü ağırlığı en az 3.501 kg	1	TÜBİTAK Ulusal Elektronik ve Kriptoloji Araştırma Enstitüsü Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
TÜRKİYE BİLİMLER AKADEMİSİ BAŞKANLIĞI	T02	Binek Otomobil	1	Türkiye Bilimler Akademisi Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
TÜRKİYE ADALET AKADEMİSİ BAŞKANLIĞI	T02	Binek Otomobil	1	Türkiye Adalet Akademisi Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
YÜKSEK ÖĞRENİM KREDİ VE YURTLAR KURUMU GENEL MÜDÜRLÜĞÜ	T02	Binek Otomobil	3	Kurum Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	3	Kurum Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
DEVLET TİYATROLARI GENEL MÜDÜRLÜĞÜ	T13	Kamyon şasi-kabin tam yüklü ağırlığı en az 12.000 kg	2	Genel Müdürlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	2	Genel Müdürlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
DEVLET OPERA VE BALESİ GENEL MÜDÜRLÜĞÜ	T02	Binek Otomobil	3	Genel Müdürlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	5	Genel Müdürlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	1	Genel Müdürlük Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
ORMAN GENEL MÜDÜRLÜĞÜ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	2	Orman Yangınlarıyla Mücadele Hizmetlerinde Kullanılmak Üzere (Hibe)
	T18	Motorsiklet en az 45-250 cc.lik	10	Orman Koruma ve Yangınlarıyla Mücadele Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T18	Motorsiklet en az 45-250 cc.lik	40	Orman Koruma ve Yangınlarıyla Mücadele Hizmetlerinde Kullanılmak Üzere (Hibe)
VAKIFLAR GENEL MÜDÜRLÜĞÜ	T02	Binek Otomobil	5	Bölge Müdürlükleri Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
MİLLİ PRODÜKTİVİTE MERKEZİ	T02	Binek Otomobil	1	Milli Prodüktivite Merkezi Merkez Teşkilatında Kullanılmak Üzere (Özel Bütçe)
TÜRKİYE ATOM ENERJİSİ KURUMU	T06	Kaptı-kaçtı (Arazi)	2	Radyoaktif Atıkların ve Radyoativite Bulaşmış Malzemelerin Taşınması Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
TÜRK İŞBİRLİĞİ VE KALKINMA İDARESİ BAŞKANLIĞI	T02	Binek Otomobil	1	Genel İdare Hizmetlerinde Kullanılmak Üzere (Özel bütçe)
	T04	Arazi Binek (En az 4, en çok 8 kişilik)	1	Genel İdare Hizmetlerinde Kullanılmak Üzere (Özel bütçe)
MADEN TETKİK VE ARAMA GENEL MÜDÜRLÜĞÜ	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	1	Personel Taşıma Hizmetinde Kullanılmak Üzere (Özel Bütçe)
	T10	Midibus (Sürücü dahil en fazla 26 kişilik)	1	Personel Taşıma Hizmetinde Kullanılmak Üzere (Özel Bütçe)
CEZA VE İNFAZ KURUMLARI İLE TUTUKEVLERİ İŞ YURTLARI KURUMU	T02	Binek Otomobil	5	Ceza İnfaz Kurumları Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T05	Minibus (Sürücü dahil en fazla 15 kişilik)	4	Ceza İnfaz Kurumları Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T07	Pick-up (Kamyonet, sürücü dahil 3 veya 6 kişilik)	10	Ceza İnfaz Kurumları Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)
	T11a	Otobüs (Sürücü dahil en az 27 kişilik)	40	Ceza İnfaz Kurumları Hizmetlerinde Kullanılmak Üzere (Hükümlü ve Tutuklu Sevk Aracına Dönüştürülecektir) (Özel Bütçe)
	T15	Ambulans (Tıbbi Donanımlı)	3	Ceza İnfaz Kurumları Hizmetlerinde Kullanılmak Üzere (Özel Bütçe)

V - CETVELİ
(Vatani Hizmet Aylıkları)

Bu Cetvelde ismi belirtilenlerin aylıklarının hesaplanmasında, isimlerinin karşılarında belirtilen gösterge rakamları esas alınır. Ancak, bu Cetvelin (A) ve (B) bölümlerinde belirtilenlerden herhangi bir sosyal güvenlik kurumundan gelir veya aylık bağlanmadığı gibi, zorunlu olarak sosyal güvenlik kurumlarından birine tâbi olmayı gerektiren bir işte de çalışmadığını belgelemek suretiyle yazılı talepte bulunan hak sahiplerinin aylıkları ise, yazılı taleplerinin Sosyal Güvenlik Kurumu Başkanlığının kayıtlarına geçtiği tarihi takip eden aydan geçerli olmak üzere ve bu durumları devam ettiği müddetçe 16 yaşından büyük işçiler için uygulanan 30 günlük net asgarî ücret tutarı (dul eşler için bu tutarın % 75'i, diğer yakınları için ise %50'si) esas alınarak ödenir.

A- Sivas Kongresince Seçilen Temsil Heyeti Üyeleriyle T.B.M.M. Birinci Dönem Milletvekillerinden 15/12/1948 tarihli ve 5269 sayılı, 18/7/1951 tarihli ve 5814 sayılı Kanunlar Gereğince Vatani Hizmet Tertibinden Aylık Bağlananlar

Sıra No	Aylık Sahiplerinin İsimleri	Aylık Göstergesi 01.01.2009-31.12.2009
1	Adana Milletvekili Zekai Apaydın Kızı Leyla Yerdel	3262
2	Ankara Valisi M. Reşit Şahingiray Kızı İsmet Şahingiray	3262
3	Bingöl (Genç) Milletvekili Hamdi Yılmaz Kızı Münevver Korkmazer	3262
4	Bingöl (Genç) Milletvekili Hamdi Yılmaz Kızı Azize Bozgen (Yılmaz)	3262
5	Bitlis Milletvekili S. Vehbi Öztekin Kızı Saime Gebeloğlu	3262
6	Bitlis Milletvekili A. Hikmet Özdemir Kızı Saliha Özdemir	3262
7	Bolu Milletvekili Fuat Umay Kızı Esin Umay	3262
8	Burdur Milletvekili Veli Saltıkgil Kızı İnci Saltıkgil	3262
9	Bursa Milletvekili Servet Akdağ Kızı Süreyya Akdağ	3262
10	Bursa Milletvekili Servet Akdağ Kızı Faize Övünç	3262
11	Bursa Milletvekili M. Fehmi Gerçeker Kızı Meliha Çetinkaya	3262
12	C. Bereket Milletvekili Faik Öztrak Kızı Handan İnan	3262
13	C. Bereket Milletvekili A. Celalettin Öztekin Kızı F. Azize Öztekin	3262
14	Çankırı Milletvekili M. Tevfik Durlanık Kızı Hatice Çivitçioğlu	3262
15	Diyarbakır Milletvekili Abdülkadir Kürkçü Kızı Sevim Kürkçü	3262
16	Diyarbakır Milletvekili İ. Hamit Tiğrel Kızı Bediz Koz	3262
17	Diyarbakır Milletvekili İ. Hamit Tiğrel Kızı Melek Öktem	3262
18	Ergani Milletvekili İ. Hakkı Akgün Kızı Nesligör Akgün	3262
19	Ergani Milletvekili M. Emin Özserdar Kızı Nazime Ertekin	3262
20	Erzincan Milletvekili Hüseyin Aksu Kızı Saime Aksu	3262
21	Erzurum Milletvekili M. Salih Yeşiloğlu Kızı A. Nimet Yeşiloğlu	3262
22	Gaziantep Milletvekili Ragıp Yoğun Kızı Fethiye Yoğun	3262
23	Gaziantep Milletvekili Ragıp Yoğun Kızı L. Münevver Muslu	3262
24	Gümüşhane Milletvekili Ziya Tuğlu Kızı Yadigar Savaşeri	3262
25	Isparta Milletvekili İ. Remzi Kızı F. Seniha Başer	3262
26	Isparta Milletvekili İbrahim Demiralay Kızı R. Muazzez Aydemir	3262
27	Isparta Milletvekili Tahir Kucur Kızı Tuna Kucur	3262
28	Isparta Milletvekili Tahir Kucur Kızı H. Gülten Şaklar	3262
29	İçel Milletvekili Haydar Arslan Kızı Canan Aşkın	3262
30	İçel Milletvekili Haydar Arslan Kızı Suzan Arslan	3262
31	İçel Milletvekili Haydar Arslan Kızı Perihan Alev	3262
32	İstanbul Milletvekili H. Hüsnü Işık Kızı S. Fikriye Kuyaş	3262
33	Kastamonu Milletvekili Sabri Dura Kızı F. Enise Çamlıca	3262
34	Kayseri Milletvekili Osman Uşaklı Kızı Sabiha Çıngıllıoğlu	3262
35	Kayseri Milletvekili A. Hilmi Kalaç Kızı Sümer Kayalıbay	3262
36	Kayseri Milletvekili Rıfat Çelik Kızı V. Sevim Karakimseli	3262
37	Kırşehir Milletvekili M. Sadık Savtekin Kızı Semiha Savtekin	3262
38	Kütahya Milletvekili M. A. Cevdet Barlas Kızı E. Gülsevim Barlas	3262
39	Malatya Milletvekili Garip Ömer Kızı Emine Akıncı	3262
40	Malatya Milletvekili Hüseyin Sıtkı Gür Kızı Nuriye İdil	3262

Sıra No	Aylık Sahiplerinin İsimleri	Aylık Göstergesi 01.01.2009-31.12.2009
41	Mardin Milletvekili İbrahim Turhan Kızı Neriman Turhan	3262
42	Mardin Milletvekili İbrahim Turhan Kızı Ayhan Turhan	3262
43	Menteşe Milletvekili H. Fahri Arslanlı Kızı Z. İclal Arslanlı	3262
44	Mersin Milletvekili Tevfik Gençtürk Kızı Terviz Dinçer	3262
45	Niğde Milletvekili M. Ragıp Soylu Kızı Bedia Şahenk	3262
46	Saruhan Milletvekili İ. Süreyya Yiğit Kızı İ. Candan Yiğit	3262
47	Siirt Milletvekili Necmettin Bilgin Kızı İsmet Bedük	3262
48	Siirt Milletvekili Kadri Oktay Kızı Cavide Yasa	3262
49	Siirt Milletvekili Kadri Oktay Kızı Beşire Kalkan	3262
50	Siirt Milletvekili Nuri Bayram Kızı Fatma Cander	3262
51	Siirt Milletvekili M. Sabri Baysan Kızı İstiklal Baysan	3262
52	Sinop Milletvekili Abdullah Karabina Kızı Ziynet Kula	3262
53	Sinop Milletvekili Mehmet Şerif Kızı N. Nefise Kayhan	3262
54	Sivas Milletvekili Y. Ziyaettin Başara Kızı E. Lütfiye Başara	3262
55	Sivas Milletvekili Rasim Başara Kızı Türkan Kınacı	3262
56	Siverek Milletvekili Abdulgani Ensari Kızı B. Saadet Ensari	3262
57	Siverek Milletvekili M. İhsan Sağlam Kızı R. Faize Gümüş	3262
58	Şanlıurfa Milletvekili Salih Hayali Kızı Gülendam Sayın	3262
59	Ş. Karahisar Milletvekili M. N. Erberk Kızı Ülker Kılınç	3262
60	Ş. Karahisar Milletvekili M. N. Erberk Kızı Suna Kor	3262
61	Van Milletvekili Hakkı Ungan Kızı Ayten Ungan	3262
62	Van Milletvekili Hakkı Ungan Kızı Selçuk Karaduman	3262
63	Yozgat Milletvekili Y. Bahri Tatlıoğlu Kızı Fatma Süral	3262
64	Milletvekili Mulla Ali Güney Kızı Tolunay Güney	3262
65	Milletvekili Ahmet Nafiz ÖZALP Kızı Nilüfer Furtun	3262
66	I. Dönem Milletvekili Sıddık Mumcu Kızı Muzaffer Mumcu	3262
67	I. Dönem Milletvekili Mustafa Kızı İlhan Ekmekçioğlu	3262
68	I. Dönem Milletvekili Kazım Özalp Kızı F. Güner Özalp	3262
69	I. Dönem Milletvekili Süleyman Sırrı Kızı Gülbekem Aral	3262
70	I. Dönem Milletvekili Süleyman Sırrı Kızı Lamia Esmer	3262
71	I. Dönem Milletvekili M. Refik Kızı Türkan Çölaşan	3262
72	I. Dönem Kastamonu Milletvekili A. Kadir Kemali Kızı N. Uğur Gürsu (Öğütçü)	3262
73	I. Dönem Kastamonu Milletvekili A. Kadir Kemali Kızı A. Türkan Atagan	3262
74	I. Dönem Van Milletvekili H. Sadık Kızı Sevinç Kutay	3262
75	I. Dönem K. Sahip Milletvekili A. Nebil Kızı A. Fahrinisa Alpsar	3262
76	I. Dönem İçel Milletvekili Şevki Göklevent Kızı Aliye Şevki Gülnar	3262
77	I. Dönem Ardahan Milletvekili Server Ahıskata Kızı Z. Belma Ahıskaatabekoğlu	3262
78	I. Dönem Ardahan Milletvekili Server Ahıskata Kızı L. Nesrin Ahıskaatabekoğlu	3262
79	I. Dönem Lazistan Milletvekili Z. Abidin Başbuğoğlu Kızı N. Sevda Başbuğoğlu	3262
80	I. Dönem Batum Milletvekili Edip Dinç Kızı Şükran Yavuzay	3262
81	I. Dönem Milletvekili A. Hamdi Ülkümen Oğlu Atila Ülkümen	3262

B- Özel Kanunlara Göre Vatani Hizmet Tertibinden Aylık Bağlananlar

Sıra No	Aylık Sahiplerinin İsimleri	Dayandığı Kanun	Aylık Göstergesi 01.01.2009-31.12.2009
1	Embiya Çavuş	3275	5862
2	Hakkı Şenhür	3275	5862
3	Ali Tabak Eşi Zülfiye Tabak	3275	4690
4	Hacı Altıner Eşi Cemile Altıner	1062	4690
5	H. Daniş Tunalıgil Eşi F. Firüze Tunalıgil	2097	4690
6	İbrahim Kalça Eşi Seyyare Kalça	682	4690
7	İsa Güneş Eşi Gülçiçek Güneş	2378	4690
8	İsmail Şevket Erez Eşi F. Necla Erez	2097	4690
9	Kemal Bahadır Demir Eşi Melek Sina Baydur	1936	4690
10	Mehmet Akman Eşi Satı Cebeci	6576	4690
11	Mehmet Şanlı Baydar Eşi N. Güner Baydar	1936	4690
12	Mevlüt Meriç Eşi Fadime Şahin	1580	4690
13	Mülazım Deniz Eşi Cevran Deniz	2998	4690
14	Oktar Cirit Eşi F. Gülen Cirit	2096	4690
15	Remzi Gürkan Eşi Saffet Gürkan	3275	4690
16	Tahir Ünlü Eşi Sultan Ünlü	167	4690
17	Talip Yener Eşi Saniye Kılıç Uysal	2097	4690
18	Yusuf Çelik Eşi K. Makbule Çelik	870	4690
19	Ahmet Hamdi Efendi Kızı Emel Çardak	330	3262
20	Ali Tabak Kızı Melek Tabak	3275	3262
21	Cemal Kaçar Kızı Zeynep Kaçar	3187	3262
22	Harun Atay Kızı Fatma Atay	6857	3262
23	H. Daniş Tunalıgil Kızı H. Periel Tunalıgil	2097	3262
24	Mehmet Kıran Kızı Telli Kıran	2884	3262
25	Mehmet Şanlı Baydar Kızı A. S. Leyla Baydar	1936	3262
26	Mehmet Şanlı Baydar Kızı Asuman Baydar	1936	3262
27	Mülazım Deniz Kızı Mavuş Deniz	2998	3262
28	Kaşir Kaçar Kızı Çeşmi Çadırcı	3258	3262
29	Oktar Cirit Kızı N. Ece Cirit	2096	3262
30	Süleyman Kulaksız Oğlu Sadık Kulaksız	389	3262
31	Tahir Ünlü Kızı Şükran Yentür	167	3262
32	Tahir Ünlü Kızı Şengül Mücahit	167	3262
33	Talip Yener Annesi Nuriye Yener	2097	3262
34	Talip Yener Babası Sabri Yener	2097	3262

C- 28/5/1986 tarihli ve 3292 sayılı Kanun gereğince Bakanlar Kurulu Kararıyla Vatani Hizmet Tertibinden Aylık Bağlananlar

Sıra No	Aylık Sahiplerinin İsimleri	01.01.2009-31.12.2009
1	Abdullah Deliormanlı	5862
2	Ahmet Kızılkaya	5862
3	Ali Mutlutürk	5862
4	Ali Şengüler	5862
5	Arif Şentürk	5862
6	Avni Veli Özgürer	5862
7	Cevdet Gündüzlü	5862
8	Eşref Özgür	5862
9	Fehim Karaduman	5862
10	Gültekin Karaman	5862
12	Hanifi Aktaş	5862
13	Hasan Ayyıldız	5862
14	Hayrettin Öztürk	5862
15	Hüseyin Babekoğlu	5862
16	Hüsnü Kahveci	5862
17	İbrahim Zafer	5862
18	İsmail Şimşek	5862
19	Mehmet Karaali	5862
20	Mehmet Mumcuoğlu	5862
21	Mümin Akkaş	5862
22	Mümin Kaşmeroğlu	5862
23	Nazım Başaran	5862
24	Niyazi Özgür	5862
25	Osman Onur	5862
26	Ramadan Tunalı	5862
27	Remzi Öztürk	5862
28	Remzi Uçan	5862
29	Rıdvan Kurtulmuş	5862
30	Sabri İskender	5862
31	Salahaddin Galip	5862
32	Selim Savaş	5862
33	Şaban Ergül	5862
34	Şaban Güler	5862
35	Şaban Özkan	5862
36	Yakup Yıldırım Türkkan	5862
37	Yusuf Bilgiç	5862
38	Yusuf Engin	5862
39	Mahmut Önal (Bölükbaşı) Eşi Neziha Bölükbaşı	4690
40	M. Fuat Giray Eşi Nermin Giray	4690
41	Mehmet Karasulu Eşi Ayşe Karasulu	4690
42	Mümin Vatansever Eşi Zehra Vatansever	4690
43	M. Mümün Yakup Eşi Meryem Musaoğlu	4690
44	Orhan Pandur Eşi Şaver Pandur	4690
45	Remzi Doğru Eşi Hürü Doğru	4690
46	Sabit Hafızoğlu Eşi Hulusiye Hafızoğlu	4690
47	Saffet Recep Eşi Zehra Saffetoğlu	4690
48	Abdülkerim Zırhlı Kızı Yurdagül Dönge	3262
49	Abdülkerim Zırhlı Kızı Kadriye Aközlü	3262
50	Hüsniye Atasoy Kızı Nevin Atasoy	3262
51	Mehmet Öztürk Kızı Saniye Kayacan	3262
52	Mehmet Nuri Ateşoğlu Kızı Mübeccel Ateşoğlu	3262
53	Sabit Hafızoğlu Kızı Derya Hafızoğlu	3262
54	Salih Sıtkı Fıstıker Kızı Fikriye Şen	3262
55	Sütçü İmam Kızı Duran Çiftdemir	3262
56	Veysel Şatıroğlu Kızı Menekşe Süzer	3262

57 Veysel Şatıroğlu Kızı Zehra Başer 3262

MERKEZİ YÖNETİM BÜTÇESİ KAPSAMINDA 5018 SAYILI KANUNA EKLİ (I) SAYILI LİSTEDE YER ALAN GENEL BÜTÇELİ İDARELER, (II) SAYILI LİSTEDE YER ALAN ÖZEL BÜTÇELİ İDARELER VE (III) SAYILI LİSTEDE YER ALAN DÜZENLEYİCİ VE DENETLEYİCİ KURUMLARIN (2010-2011) DÖNEMİ BÜTÇE GİDER TAHMİNLERİ

GENEL BÜTÇELİ İDARELERİN 2010-2011 DÖNEMİ BÜTÇE GİDER TEKLİF VE TAHMİNLERİ

(TL)

KURUMLAR	2010 BÜTÇE TAHMİNİ	2011 BÜTÇE TAHMİNİ
CUMHURBAŞKANLIĞI	72.500.000	76.400.000
TÜRKİYE BÜYÜK MİLLET MECLİSİ	504.160.000	490.289.000
ANAYASA MAHKEMESİ	22.112.000	25.338.000
YARGITAY	61.368.000	68.072.000
DANIŞTAY	76.770.000	85.971.000
SAYIŞTAY	108.626.107	124.780.664
BAŞBAKANLIK	2.059.488.950	2.635.835.000
MİLLİ İSTİHBARAT TEŞKİLATI MÜSTEŞARLIĞI	509.145.000	566.608.000
MİLLİ GÜVENLİK KURULU GENEL SEKRETERLİĞİ	13.424.000	14.872.000
BASIN-YAYIN VE ENFORMASYON GENEL MÜDÜRLÜĞÜ	71.530.000	82.934.000
DEVLET PERSONEL BAŞKANLIĞI	12.110.000	13.389.000
BAŞBAKANLIK YÜKSEK DENETLEME KURULU	12.084.000	13.406.000
DEVLET PLANLAMA TEŞKİLATI MÜSTEŞARLIĞI	716.009.000	842.839.000
HAZİNE MÜSTEŞARLIĞI	66.074.744.000	69.921.511.000
DIŞ TİCARET MÜSTEŞARLIĞI	127.009.000	143.555.000
GÜMRÜK MÜSTEŞARLIĞI	266.627.000	297.646.000
TÜRKİYE İSTATİSTİK KURUMU BAŞKANLIĞI	113.186.000	125.004.000
DİYANET İŞLERİ BAŞKANLIĞI	2.683.421.680	2.942.290.000
ÖZÜRLÜLER İDARESİ BAŞKANLIĞI	6.348.000	7.197.000
AİLE VE SOSYAL ARAŞTIRMALAR GENEL MÜDÜRLÜĞÜ	6.229.000	7.073.000
KADININ STATÜSÜ GENEL MÜDÜRLÜĞÜ	4.775.000	5.435.000
SOSYAL YARDIMLAŞMA VE DAYANIŞMA GENEL MÜDÜRLÜĞÜ	14.032.000	16.187.000
SOSYAL HİZMETLER VE ÇOCUK ESİRGEME KURUMU GENEL MÜDÜRLÜĞÜ	1.913.754.000	2.322.193.000
ADALET BAKANLIĞI	3.677.018.323	4.093.866.427
MİLLİ SAVUNMA BAKANLIĞI	15.937.710.000	17.744.452.827
İÇİŞLERİ BAKANLIĞI	2.156.452.000	2.847.792.000
JANDARMA GENEL KOMUTANLIĞI	4.046.834.000	4.449.319.000
EMNİYET GENEL MÜDÜRLÜĞÜ	8.694.068.000	9.533.164.000
SAHİL GÜVENLİK KOMUTANLIĞI	293.745.000	335.406.000
DIŞİŞLERİ BAKANLIĞI	871.879.000	969.731.000
AVRUPA BİRLİĞİ GENEL SEKRETERLİĞİ	12.259.000	14.016.000
MALİYE BAKANLIĞI	64.698.794.396	71.735.723.007
GELİR İDARESİ BAŞKANLIĞI	1.666.264.000	1.849.358.000
MİLLİ EĞİTİM BAKANLIĞI	30.639.051.257	33.988.561.967
BAYINDIRLIK VE İSKAN BAKANLIĞI	780.037.000	864.176.000
TAPU VE KADASTRO GENEL MÜDÜRLÜĞÜ	507.739.000	567.353.000
SAĞLIK BAKANLIĞI	13.967.429.000	15.504.366.000
ULAŞTIRMA BAKANLIĞI	1.395.209.534	1.567.593.874
DENİZCİLİK MÜSTEŞARLIĞI	80.312.000	90.816.000
KARAYOLLARI GENEL MÜDÜRLÜĞÜ	5.056.333.000	5.878.666.000
TARIM VE KÖYİŞLERİ BAKANLIĞI	8.059.281.300	8.650.240.639
TARIM REFORMU GENEL MÜDÜRLÜĞÜ	228.612.000	247.211.000
ÇALIŞMA VE SOSYAL GÜVENLİK BAKANLIĞI	28.630.157.000	33.949.347.000
SANAYİ VE TİCARET BAKANLIĞI	632.856.000	678.784.000
ENERJİ VE TABİİ KAYNAKLAR BAKANLIĞI	526.071.000	539.560.000
PETROL İŞLERİ GENEL MÜDÜRLÜĞÜ	6.369.000	7.121.000
KÜLTÜR VE TURİZM BAKANLIĞI	1.144.486.000	1.283.837.000
ÇEVRE VE ORMAN BAKANLIĞI	1.362.905.000	1.521.820.000
DEVLET METEOROLOJİ İŞLERİ GENEL MÜDÜRLÜĞÜ	126.477.000	140.708.000
DEVLET SU İŞLERİ GENEL MÜDÜRLÜĞÜ	7.071.483.000	8.246.820.000

GENEL BÜTÇELİ KURUMLAR (I SAYILI CETVEL)	**277.719.284.547**	**308.128.634.405**
ÖZEL BÜTÇELİ KURUMLAR (II SAYILI CETVEL)	**17.675.737.288**	**20.042.050.126**
DÜZENLEYİCİ VE DENETLEYİCİ KURUMLAR (III SAYILI CETVEL)	**2.036.119.310**	**2.142.288.364**
I + II + III SAYILI CETVELE TABİ KURUMLAR TOPLAMI	**297.431.141.145**	**330.312.972.895**

ÖZEL BÜTÇELİ İDARELERİN 2010-2011 DÖNEMİ BÜTÇE GİDER TEKLİF VE TAHMİNLERİ (YÜKSEKÖĞRETİM KURUMLARI HARİÇ)

(TL)

KURUMLAR	2010 BÜTÇE TAHMİNİ	2011 BÜTÇE TAHMİNİ
ÖĞRENCİ SEÇME VE YERLEŞTİRME MERKEZİ	160.263.556	187.904.326
ATATÜRK KÜLTÜR, DİL VE TARİH YÜKSEK KURUMU BAŞKANLIĞI	29.885.000	34.552.000
TÜRKİYE VE ORTA DOĞU AMME İDARESİ ENSTİTÜSÜ	6.938.000	7.771.000
TÜRKİYE BİLİMSEL VE TEKNOLOJİK ARAŞTIRMA KURUMU	1.272.195.000	1.749.270.000
TÜRKİYE BİLİMLER AKADEMİSİ BAŞKANLIĞI	8.528.000	9.793.000
TÜRKİYE ADALET AKADEMİSİ BAŞKANLIĞI	10.160.000	11.093.000
YÜKSEK ÖĞRENİM KREDİ VE YURTLAR KURUMU GENEL MÜDÜRLÜĞÜ	2.558.179.000	2.747.597.000
GENÇLİK VE SPOR GENEL MÜDÜRLÜĞÜ	440.975.000	509.462.000
DEVLET TİYATROLARI GENEL MÜDÜRLÜĞÜ	120.456.000	134.753.000
DEVLET OPERA VE BALESİ GENEL MÜDÜRLÜĞÜ	151.541.000	167.823.000
ORMAN GENEL MÜDÜRLÜĞÜ	918.793.000	1.017.907.000
VAKIFLAR GENEL MÜDÜRLÜĞÜ	478.738.000	558.690.000
HUDUT VE SAHİLLER SAĞLIK GENEL MÜDÜRLÜĞÜ	109.810.000	129.319.000
TÜRK AKREDİTASYON KURUMU	5.512.000	6.187.000
TÜRK STANDARTLARI ENSTİTÜSÜ	179.182.000	200.428.000
MİLLİ PRODÜKTİVİTE MERKEZİ	14.306.000	15.939.000
TÜRK PATENT ENSTİTÜSÜ	34.526.000	39.793.000
ULUSAL BOR ARAŞTIRMA ENSTİTÜSÜ	9.350.000	11.045.000
TÜRKİYE ATOM ENERJİSİ KURUMU	89.282.000	101.979.000
SAVUNMA SANAYİ MÜSTEŞARLIĞI	28.819.000	32.639.000
KÜÇÜK VE ORTA ÖLÇEKLİ SANAYİ GELİŞTİRME VE DESTEKLEME İDARESİ BAŞKANL	299.444.000	307.065.000
İHRACATI GELİŞTİRME ETÜD MERKEZİ	15.775.000	17.730.000
TÜRK İŞBİRLİĞİ VE KALKINMA İDARESİ BAŞKANLIĞI	56.267.000	60.713.000
ÖZEL ÇEVRE KORUMA KURUMU BAŞKANLIĞI	35.880.000	38.893.000
GAP BÖLGE KALKINMA İDARESİ BAŞKANLIĞI	52.472.000	53.489.000
ÖZELLEŞTİRME İDARESİ BAŞKANLIĞI	19.576.000	21.771.000
ELEKTRİK İŞLERİ ETÜT İDARESİ GENEL MÜDÜRLÜĞÜ	51.042.000	55.315.000
MADEN TETKİK VE ARAMA GENEL MÜDÜRLÜĞÜ	277.062.000	260.619.000
CEZA VE İNFAZ KURUMLARI İLE TUTUKEVLERİ İŞ YURTLARI KURUMU	765.814.000	908.641.000
SİVİL HAVACILIK GENEL MÜDÜRLÜĞÜ	13.358.000	15.130.000
MESLEKİ YETERLİLİK KURUMU BAŞKANLIĞI	6.689.000	7.987.000
ÖZEL BÜTÇELİ DİĞER KURUMLAR	**8.220.817.556**	**9.421.297.326**
YÜKSEKÖĞRETİM KURUMLARI	**9.454.919.732**	**10.620.752.800**
ÖZEL BÜTÇELİ KURUMLAR TOPLAMI	**17.675.737.288**	**20.042.050.126**

YÜKSEKÖĞRETİM KURUMLARININ 2010-2011 DÖNEMİ
BÜTÇE GİDER TEKLİF VE TAHMİNLERİ

(TL)

KURUMLAR	2010 BÜTÇE TAHMİNİ	2011 BÜTÇE TAHMİNİ
YÜKSEKÖĞRETİM KURULU	43.302.000	48.899.000
ANKARA ÜNİVERSİTESİ	367.226.132	407.309.000
ORTA DOĞU TEKNİK ÜNİVERSİTESİ	241.708.000	271.469.000
HACETTEPE ÜNİVERSİTESİ	374.290.000	417.377.000
GAZİ ÜNİVERSİTESİ	340.752.000	377.561.000
İSTANBUL ÜNİVERSİTESİ	527.425.000	587.364.000
İSTANBUL TEKNİK ÜNİVERSİTESİ	218.843.000	246.907.000
BOĞAZİÇİ ÜNİVERSİTESİ	115.693.000	129.858.000
MARMARA ÜNİVERSİTESİ	244.595.000	272.575.000
YILDIZ TEKNİK ÜNİVERSİTESİ	115.501.000	127.871.000
MİMAR SİNAN GÜZEL SANATLAR ÜNİVERSİTESİ	63.454.000	69.743.000
EGE ÜNİVERSİTESİ	321.318.000	356.185.000
DOKUZ EYLÜL ÜNİVERSİTESİ	251.710.000	277.674.000
TRAKYA ÜNİVERSİTESİ	112.105.000	123.636.000
ULUDAĞ ÜNİVERSİTESİ	203.192.000	226.281.000
ANADOLU ÜNİVERSİTESİ	240.430.000	266.340.000
SELÇUK ÜNİVERSİTESİ	270.189.000	300.529.000
AKDENİZ ÜNİVERSİTESİ	170.406.000	190.294.000
ERCİYES ÜNİVERSİTESİ	156.912.000	174.830.000
CUMHURİYET ÜNİVERSİTESİ	122.384.000	137.197.000
ÇUKUROVA ÜNİVERSİTESİ	220.322.000	244.406.000
ONDOKUZ MAYIS ÜNİVERSİTESİ	171.278.000	189.378.000
KARADENİZ TEKNİK ÜNİVERSİTESİ	165.667.000	183.071.000
ATATÜRK ÜNİVERSİTESİ	234.509.900	263.212.500
İNÖNÜ ÜNİVERSİTESİ	124.960.000	139.466.000
FIRAT ÜNİVERSİTESİ	153.208.000	172.009.000
DİCLE ÜNİVERSİTESİ	159.572.000	174.207.000
YÜZÜNCÜ YIL ÜNİVERSİTESİ	139.724.000	156.174.000
GAZİANTEP ÜNİVERSİTESİ	101.645.200	111.892.000
İZMİR YÜKSEK TEKNOLOJİ ENSTİTÜSÜ	51.061.000	57.133.000
GEBZE YÜKSEK TEKNOLOJİ ENSTİTÜSÜ	42.155.000	46.834.000
HARRAN ÜNİVERSİTESİ	114.016.000	114.810.000
SÜLEYMAN DEMİREL ÜNİVERSİTESİ	161.416.000	179.023.000
ADNAN MENDERES ÜNİVERSİTESİ	105.203.000	119.071.000
ZONGULDAK KARAELMAS ÜNİVERSİTESİ	97.405.000	108.743.000
MERSİN ÜNİVERSİTESİ	136.586.500	149.724.500
PAMUKKALE ÜNİVERSİTESİ	126.024.000	140.583.000
BALIKESİR ÜNİVERSİTESİ	77.106.000	87.198.000
KOCAELİ ÜNİVERSİTESİ	163.190.000	181.086.000
SAKARYA ÜNİVERSİTESİ	112.503.000	124.221.000
CELAL BAYAR ÜNİVERSİTESİ	114.138.500	129.890.000
ABANT İZZET BAYSAL ÜNİVERSİTESİ	75.734.000	86.232.000
MUSTAFA KEMAL ÜNİVERSİTESİ	88.611.000	100.634.000
AFYON KOCATEPE ÜNİVERSİTESİ	87.949.000	99.156.000
KAFKAS ÜNİVERSİTESİ	77.814.000	87.691.800
ÇANAKKALE ONSEKİZ MART ÜNİVERSİTESİ	91.747.000	103.385.000
NİĞDE ÜNİVERSİTESİ	53.402.000	57.350.000
DUMLUPINAR ÜNİVERSİTESİ	81.437.000	90.660.000
GAZİOSMANPAŞA ÜNİVERSİTESİ	90.749.700	100.136.000
MUĞLA ÜNİVERSİTESİ	82.530.000	91.595.000
KAHRAMANMARAŞ SÜTÇÜ İMAM ÜNİVERSİTESİ	102.347.000	114.483.000
KIRIKKALE ÜNİVERSİTESİ	84.570.000	93.140.000
ESKİŞEHİR OSMANGAZİ ÜNİVERSİTESİ	120.341.000	133.734.000
GALATASARAY ÜNİVERSİTESİ	39.995.000	46.474.000
AHİ EVRAN ÜNİVERSİTESİ	39.527.000	45.260.000
KASTAMONU ÜNİVERSİTESİ	34.780.000	39.352.000
DÜZCE ÜNİVERSİTESİ	62.259.000	69.887.000
MEHMET AKİF ERSOY ÜNİVERSİTESİ	41.375.000	46.043.000
UŞAK ÜNİVERSİTESİ	38.988.000	44.070.000
RİZE ÜNİVERSİTESİ	38.832.000	43.536.000
NAMIK KEMAL ÜNİVERSİTESİ	51.537.000	59.081.000
ERZİNCAN ÜNİVERSİTESİ	37.043.000	41.736.000
AKSARAY ÜNİVERSİTESİ	33.689.000	38.380.000
GİRESUN ÜNİVERSİTESİ	38.443.000	44.669.000
HİTİT ÜNİVERSİTESİ	32.204.300	38.662.400
BOZOK ÜNİVERSİTESİ	37.400.000	43.065.000
ADIYAMAN ÜNİVERSİTESİ	49.304.200	55.315.400
ORDU ÜNİVERSİTESİ	31.454.000	35.449.000
AMASYA ÜNİVERSİTESİ	30.883.000	36.965.000
KARAMANOĞLU MEHMETBEY ÜNİVERSİTESİ	19.297.000	24.423.000
AĞRI İBRAHİM ÇEÇEN ÜNİVERSİTESİ	19.929.000	25.106.000
SİNOP ÜNİVERSİTESİ	22.677.000	28.282.000
SİİRT ÜNİVERSİTESİ	23.436.000	28.400.000
NEVŞEHİR ÜNİVERSİTESİ	21.421.000	26.802.000
KARABÜK ÜNİVERSİTESİ	28.152.000	34.282.000
KİLİS 7 ARALIK ÜNİVERSİTESİ	26.402.100	32.050.400
ÇANKIRI KARATEKİN ÜNİVERSİTESİ	22.325.000	27.826.000
ARTVİN ÇORUH ÜNİVERSİTESİ	19.460.000	24.512.000
BİLECİK ÜNİVERSİTESİ	26.096.000	31.881.000
BİTLİS EREN ÜNİVERSİTESİ	19.874.000	25.041.000
KIRKLARELİ ÜNİVERSİTESİ	22.944.000	28.459.000
OSMANİYE KORKUT ATA ÜNİVERSİTESİ	25.163.000	30.773.000
BİNGÖL ÜNİVERSİTESİ	15.454.000	20.135.000
MUŞ ALPARSLAN ÜNİVERSİTESİ	16.440.000	21.261.000
MARDİN ARTUKLU ÜNİVERSİTESİ	21.745.000	26.523.000
BATMAN ÜNİVERSİTESİ	21.294.600	27.220.200
ARDAHAN ÜNİVERSİTESİ	12.336.000	17.772.000
BARTIN ÜNİVERSİTESİ	17.574.000	23.556.000
BAYBURT ÜNİVERSİTESİ	14.490.000	20.176.000
GÜMÜŞHANE ÜNİVERSİTESİ	22.519.000	29.049.000
HAKKARİ ÜNİVERSİTESİ	14.354.000	19.977.000
IĞDIR ÜNİVERSİTESİ	13.186.000	18.719.000
ŞIRNAK ÜNİVERSİTESİ	14.685.000	23.805.000
TUNCELİ ÜNİVERSİTESİ	13.065.600	18.543.600
YALOVA ÜNİVERSİTESİ	12.530.000	18.006.000
#DEĞERI	**9.454.919.732**	**10.620.752.800**
ÖZEL BÜTÇELİ DİĞER KURUMLAR	**8.220.817.556**	**9.421.297.326**
ÖZEL BÜTÇELİ KURUMLAR TOPLAMI	**17.675.737.288**	**20.042.050.126**

DÜZENLEYİCİ VE DENETLEYİCİ KURUMLARININ 2010-2011 DÖNEMİ
BÜTÇE GİDER TEKLİF VE TAHMİNLERİ

(TL)

KURUMLAR	2010 BÜTÇE TAHMİNİ	2011 BÜTÇE TAHMİNİ
RADYO VE TELEVİZYON ÜST KURULU	153.071.510	161.512.670
BİLGİ TEKNOLOJİLERİ VE İLETİŞİM KURUMU	1.416.749.000	1.492.823.000
SERMAYE PİYASASI KURULU	64.325.184	67.991.612
BANKACILIK DÜZENLEME VE DENETLEME KURUMU	149.100.000	157.300.000
ENERJİ PİYASASI DÜZENLEME KURUMU	88.840.950	89.278.783
KAMU İHALE KURUMU	76.357.910	80.710.243
REKABET KURUMU	41.189.497	43.537.222
TÜTÜN, TÜTÜN MAMULLERİ VE ALKOLLÜ İÇKİLER PİYASASI DÜZENLEME KURUMU	46.485.259	49.134.834
DÜZENLEYİCİ VE DENETLEYİCİ KURUMLAR TOPLAMI	**2.036.119.310**	**2.142.288.364**

2009 YILI MERKEZİ YÖNETİM BÜTÇE KANUNU İCMALİ
(I) SAYILI CETVEL - GENEL BÜTÇELİ İDARELER
KANUNLAŞAN
(EKONOMİK SINIFLANDIRMA)

(TL)

KURUMLAR	PERSONEL GİDERLERİ	SOS. GÜV. DEV. PRİMİ GİD.	MAL VE HİZMET ALIM GİDERLERİ	FAİZ GİDERLERİ	CARİ TRANSFER	SERMAYE GİDERİ	SERMAYE TRANSFERİ	BORÇ VERME	YEDEK ÖDENEK	TOPLAM
CUMHURBAŞKANLIĞI	27.000.000	1.585.000	16.297.000	0	900.000	23.518.000	0	0	0	**69.300.000**
TÜRKİYE BÜYÜK MİLLET MECLİSİ	232.254.000	23.205.000	72.924.000	0	56.404.000	56.695.000	0	0	0	**441.482.000**
ANAYASA MAHKEMESİ	4.224.000	413.000	4.201.000	0	47.000	11.246.000	0	0	0	**20.131.000**
YARGITAY	38.959.000	4.019.000	7.937.000	0	260.000	5.000.000	0	0	0	**56.175.000**
DANIŞTAY	33.187.000	2.862.000	5.103.000	0	222.000	11.550.000	0	0	0	**52.924.000**
SAYIŞTAY	63.676.300	6.829.000	19.666.750	0	411.700	9.992.000	0	0	0	**100.575.750**
BAŞBAKANLIK	60.722.000	5.516.000	215.741.000	0	775.764.000	29.265.000	771.753.000	0	0	**1.858.761.000**
MİLLİ İSTİHBARAT TEŞKİLATI MÜSTEŞARLIĞI	347.812.000	22.768.000	65.954.000	0	0	29.458.000	0	0	0	**465.992.000**
MİLLİ GÜVENLİK KURULU GENEL SEKRETERLİĞİ	9.186.000	617.000	2.106.000	0	0	386.000	0	0	0	**12.295.000**
BASIN-YAYIN VE ENFORMASYON GENEL MÜDÜRLÜĞÜ	11.084.000	1.212.000	53.164.000	0	73.000	1.133.000	0	0	0	**66.666.000**
DEVLET PERSONEL BAŞKANLIĞI	8.265.000	709.000	2.076.000	0	50.000	920.000	0	0	0	**12.020.000**
BAŞBAKANLIK YÜKSEK DENETLEME KURULU	7.801.000	713.000	2.246.000	0	22.000	300.000	0	0	0	**11.082.000**
DEVLET PLANLAMA TEŞKİLATI MÜSTEŞARLIĞI	29.846.000	2.264.000	9.440.000	0	76.230.000	20.042.000	460.512.000	0	0	**598.334.000**
HAZİNE MÜSTEŞARLIĞI	65.246.000	5.538.000	256.625.000	57.500.000.000	5.115.236.000	11.350.000	286.000.000	2.745.000.000	0	**65.984.995.000**
DIŞ TİCARET MÜSTEŞARLIĞI	77.809.000	6.109.000	18.293.000	0	7.444.000	5.700.000	0	0	0	**115.355.000**
GÜMRÜK MÜSTEŞARLIĞI	145.479.000	23.972.000	35.193.000	0	1.020.000	39.000.000	0	0	0	**244.664.000**
TÜRKİYE İSTATİSTİK KURUMU BAŞKANLIĞI	77.628.000	9.344.000	15.726.000	0	292.000	7.500.000	0	0	0	**110.490.000**
DİYANET İŞLERİ BAŞKANLIĞI	1.955.485.000	251.434.000	228.418.000	0	1.947.000	16.991.000	0	0	0	**2.454.275.000**
ÖZÜRLÜLER İDARESİ BAŞKANLIĞI	2.621.000	337.000	1.925.000	0	33.000	1.000.000	0	0	0	**5.916.000**
AİLE VE SOSYAL ARAŞTIRMALAR GENEL MÜDÜRLÜĞÜ	2.774.000	219.000	1.464.000	0	24.000	1.250.000	0	0	0	**5.731.000**
KADININ STATÜSÜ GENEL MÜDÜRLÜĞÜ	1.936.000	158.000	1.704.000	0	6.000	600.000	0	0	0	**4.404.000**
SOSYAL YARDIMLAŞMA VE DAYANIŞMA GENEL MÜDÜRLÜĞÜ	2.242.000	186.000	1.734.000	0	20.000	7.456.000	0	0	0	**11.638.000**
SOSYAL HİZMETLER VE ÇOCUK ESİRGEME KURUMU GENEL MÜDÜRLÜĞÜ	226.402.000	26.298.000	405.779.000	0	843.521.000	75.898.000	0	0	0	**1.577.898.000**
ADALET BAKANLIĞI	1.922.745.000	208.088.000	522.266.000	0	240.232.000	253.563.000	348.802.000	0	0	**3.495.696.000**
MİLLİ SAVUNMA BAKANLIĞI	6.175.173.000	905.437.000	7.324.231.000	0	90.828.000	36.953.000	0	0	0	**14.532.622.000**
İÇİŞLERİ BAKANLIĞI	1.079.476.000	60.910.000	290.363.000	0	310.353.000	136.179.000	16.580.000	0	0	**1.893.861.000**
JANDARMA GENEL KOMUTANLIĞI	1.996.128.000	238.811.000	1.351.256.000	0	2.493.000	102.072.000	0	0	0	**3.690.760.000**
EMNİYET GENEL MÜDÜRLÜĞÜ	5.816.371.000	806.656.000	1.013.679.000	0	1.919.000	310.168.000	0	0	0	**7.948.793.000**
SAHİL GÜVENLİK KOMUTANLIĞI	88.354.000	11.962.000	119.752.000	0	300.000	45.049.000	0	0	0	**265.417.000**
DIŞİŞLERİ BAKANLIĞI	316.276.000	25.182.000	158.513.000	0	201.577.000	115.000.000	0	387.000	0	**816.935.000**
AVRUPA BİRLİĞİ GENEL SEKRETERLİĞİ	2.425.000	175.000	7.157.000	0	1.113.000	550.000	0	0	0	**11.420.000**
MALİYE BAKANLIĞI	607.945.000	67.268.000	344.625.586	0	53.198.615.412	32.230.000	2.143.562.000	0	1.467.809.000	**57.862.054.998**
GELİR İDARESİ BAŞKANLIĞI	1.082.701.000	115.092.000	252.882.000	0	9.500.000	70.000.000	600.000	0	0	**1.530.775.000**
MİLLİ EĞİTİM BAKANLIĞI	18.488.279.548	2.131.919.452	2.867.398.000	0	2.472.543.000	1.504.417.000	419.139.000	0	0	**27.883.696.000**
BAYINDIRLIK VE İSKAN BAKANLIĞI	345.930.000	46.665.000	50.416.000	0	57.333.000	112.037.000	4.087.000	92.980.000	0	**709.448.000**
TAPU VE KADASTRO GENEL MÜDÜRLÜĞÜ	282.188.000	43.998.000	34.904.000	0	1.100.000	103.056.000	0	0	0	**465.246.000**
SAĞLIK BAKANLIĞI	5.315.856.000	806.954.000	5.780.695.000	0	10.654.000	803.404.000	2.750.000	0	0	**12.720.313.000**
ULAŞTIRMA BAKANLIĞI	63.093.000	9.214.000	13.015.000	0	71.186.000	934.128.740	65.000.000	0	0	**1.155.636.740**
DENİZCİLİK MÜSTEŞARLIĞI	38.877.000	3.924.000	6.910.000	0	880.000	23.500.000	0	0	0	**74.091.000**
KARAYOLLARI GENEL MÜDÜRLÜĞÜ	826.242.000	128.513.000	798.680.000	0	639.000	2.942.653.000	0	0	0	**4.696.727.000**
TARIM VE KÖYİŞLERİ BAKANLIĞI	1.241.929.000	174.429.000	177.015.000	0	5.584.794.000	187.403.000	93.643.000	132.346.000	0	**7.591.559.000**
TARIM REFORMU GENEL MÜDÜRLÜĞÜ	20.801.000	2.814.000	3.197.000	0	111.000	185.345.000	0	0	0	**212.268.000**
ÇALIŞMA VE SOSYAL GÜVENLİK BAKANLIĞI	76.396.000	8.195.000	18.567.000	0	26.231.040.000	3.501.000	63.310.000	0	0	**26.401.009.000**
SANAYİ VE TİCARET BAKANLIĞI	86.351.000	9.747.000	23.058.000	0	214.821.000	36.404.000	81.873.000	186.771.000	0	**639.025.000**
ENERJİ VE TABİİ KAYNAKLAR BAKANLIĞI	30.973.000	2.199.000	18.993.000	0	210.904.000	12.443.000	147.572.000	44.327.000	0	**467.411.000**
PETROL İŞLERİ GENEL MÜDÜRLÜĞÜ	3.230.000	382.000	1.565.000	0	38.000	400.000	0	0	0	**5.615.000**
KÜLTÜR VE TURİZM BAKANLIĞI	259.166.000	33.055.000	203.579.000	0	259.051.000	155.242.000	102.703.000	8.550.000	0	**1.021.346.000**
ÇEVRE VE ORMAN BAKANLIĞI	268.196.000	42.768.000	39.838.000	0	541.541.000	123.458.000	207.863.000	46.655.000	0	**1.270.319.000**
DEVLET METEOROLOJİ İŞLERİ GENEL MÜDÜRLÜĞÜ	62.210.000	8.631.000	14.583.000	0	16.020.000	14.723.000	0	0	0	**116.167.000**
DEVLET SU İŞLERİ GENEL MÜDÜRLÜĞÜ	981.947.000	160.177.000	181.432.000	0	1.007.000	4.616.412.000	41.854.000	0	0	**5.982.829.000**

GENEL BÜTÇELİ KURUMLAR (I SAYILI CETVEL)	**50.910.896.848**	**6.449.472.452**	**23.062.286.336**	**57.500.000.000**	**96.610.519.112**	**13.226.540.740**	**5.257.603.000**	**3.257.016.000**	**1.467.809.000**	**257.742.143.488**
ÖZEL BÜTÇELİ KURUMLAR (II SAYILI CETVEL)	**6.083.068.453**	**779.028.725**	**2.845.495.700**	**0**	**1.366.263.000**	**3.229.736.000**	**715.588.000**	**1.403.826.000**	**0**	**16.423.005.878**
DÜZENLEYİCİ VE DENETLEYİCİ KURUMLAR (III SAYILI CETVEL)	**217.234.699**	**14.298.823**	**251.186.964**	**30.000**	**1.250.196.362**	**190.664.260**	**0**	**0**	**0**	**1.923.611.108**
I+II+III SAYILI CETVELE TABİ KURUMLAR TOPLAMI	**57.211.200.000**	**7.242.800.000**	**26.158.969.000**	**57.500.030.000**	**99.226.978.474**	**16.646.941.000**	**5.973.191.000**	**4.660.842.000**	**1.467.809.000**	**276.088.760.474**
ÖZEL BÜTÇELERE HAZİNE YARDIMI	**0**	**0**	**0**	**0**	**9.508.661.320**	**0**	**3.148.372.000**	**0**	**0**	**12.657.033.320**
GELİRDEN AYRILAN PAYLAR	**0**	**0**	**0**	**0**	**1.213.861.154**	**0**	**0**	**0**	**0**	**1.213.861.154**
MERKEZİ YÖNETİM BÜTÇESİ TOPLAMI (HAZİNE YARDIMLARI HARİÇ, GELİRDEN AYRILAN PAY DAHİL)	**57.211.200.000**	**7.242.800.000**	**26.158.969.000**	**57.500.030.000**	**89.718.317.154**	**16.646.941.000**	**2.824.819.000**	**4.660.842.000**	**1.467.809.000**	**263.431.727.154**
MERKEZİ YÖNETİM BÜTÇESİ TOPLAMI (HAZİNE YARDIMLARI VE GELİRDEN AYRILAN PAY HARİÇ)	**57.211.200.000**	**7.242.800.000**	**26.158.969.000**	**57.500.030.000**	**88.504.456.000**	**16.646.941.000**	**2.824.819.000**	**4.660.842.000**	**1.467.809.000**	**262.217.866.000**

2009 YILI MERKEZİ YÖNETİM BÜTÇE KANUNU İCMALİ
(II) SAYILI CETVEL - YÜKSEKÖĞRETİM KURUMLARI
KANUNLAŞAN
(EKONOMİK SINIFLANDIRMA)

(TL)

KURUMLAR	PERSONEL GİDERLERİ	SOS. GÜV. DEV. PRİMİ GİD.	MAL VE HİZMET ALIM GİDERLERİ	FAİZ GİDERLERİ	CARİ TRANSFER	SERMAYE GİDERİ	SERMAYE TRANSFERİ	BORÇ VERME	YEDEK ÖDENEK	TOPLAM
YÜKSEKÖĞRETİM KURULU	7.777.000	961.000	12.404.000	0	17.473.000	5.000.000	0	0	0	43.615.000
ANKARA ÜNİVERSİTESİ	214.828.000	27.447.000	49.586.000	0	9.570.000	39.355.000	0	0	0	340.786.000
ORTA DOĞU TEKNİK ÜNİVERSİTESİ	116.351.500	15.151.000	52.318.000	0	5.866.000	36.700.000	0	0	0	226.386.500
HACETTEPE ÜNİVERSİTESİ	193.931.000	26.253.000	63.211.000	0	7.942.000	53.937.000	0	0	0	345.274.000
GAZİ ÜNİVERSİTESİ	196.970.000	24.472.000	61.868.000	0	5.834.000	30.500.000	0	0	0	319.644.000
İSTANBUL ÜNİVERSİTESİ	297.693.000	42.058.000	107.004.000	0	10.374.000	29.650.000	0	0	0	486.779.000
İSTANBUL TEKNİK ÜNİVERSİTESİ	103.723.000	12.837.000	38.760.000	0	4.300.000	44.200.000	0	0	0	203.820.000
BOĞAZİÇİ ÜNİVERSİTESİ	52.241.000	7.250.000	26.129.000	0	2.967.000	20.950.000	0	0	0	109.537.000
MARMARA ÜNİVERSİTESİ	131.124.000	16.033.000	40.360.000	0	4.905.000	35.350.000	0	0	0	227.772.000
YILDIZ TEKNİK ÜNİVERSİTESİ	61.270.000	7.725.000	19.788.000	0	4.154.000	19.060.000	0	0	0	111.997.000
MİMAR SİNAN GÜZEL SANATLAR ÜNİVERSİTESİ	26.366.000	3.659.000	6.357.000	0	2.246.000	21.735.000	0	0	0	60.363.000
EGE ÜNİVERSİTESİ	182.285.600	24.466.100	47.240.000	0	7.063.000	36.933.000	0	0	0	297.987.700
DOKUZ EYLÜL ÜNİVERSİTESİ	153.056.000	19.856.000	32.873.000	0	3.291.000	33.884.000	0	0	0	242.960.000
TRAKYA ÜNİVERSİTESİ	60.553.000	7.852.000	16.515.000	0	2.819.000	17.727.000	0	0	0	105.466.000
ULUDAĞ ÜNİVERSİTESİ	110.630.000	13.669.000	41.145.000	0	5.537.000	17.500.000	0	0	0	188.481.000
ANADOLU ÜNİVERSİTESİ	119.476.000	17.271.000	52.121.000	0	7.070.000	27.621.000	0	0	0	223.559.000
SELÇUK ÜNİVERSİTESİ	138.783.000	15.628.000	55.096.000	0	4.436.000	34.600.000	0	0	0	248.543.000
AKDENİZ ÜNİVERSİTESİ	81.318.000	10.611.000	25.568.000	0	3.911.000	39.656.000	0	0	0	161.064.000
ERCİYES ÜNİVERSİTESİ	88.021.000	10.706.000	25.461.000	0	4.305.000	19.917.000	0	0	0	148.410.000
CUMHURİYET ÜNİVERSİTESİ	69.142.000	8.058.000	19.470.000	0	1.982.000	15.116.000	0	0	0	113.768.000
ÇUKUROVA ÜNİVERSİTESİ	125.980.000	15.328.000	38.470.000	0	3.331.000	21.550.000	0	0	0	204.659.000
ONDOKUZ MAYIS ÜNİVERSİTESİ	94.816.400	11.783.700	22.595.000	0	2.203.000	27.806.000	0	0	0	159.204.100
KARADENİZ TEKNİK ÜNİVERSİTESİ	93.321.000	11.021.000	28.409.000	0	2.860.000	20.835.000	0	0	0	156.446.000
ATATÜRK ÜNİVERSİTESİ	130.088.000	14.928.000	45.576.000	0	3.655.000	22.700.000	0	0	0	216.947.000
İNÖNÜ ÜNİVERSİTESİ	62.628.500	7.489.500	23.091.000	0	2.030.000	21.216.000	0	0	0	116.455.000
FIRAT ÜNİVERSİTESİ	81.529.000	8.831.000	25.038.000	0	1.839.000	23.500.000	0	0	0	140.737.000
DİCLE ÜNİVERSİTESİ	70.607.000	8.094.000	25.044.000	0	3.089.000	44.556.000	0	0	0	151.390.000
YÜZÜNCÜ YIL ÜNİVERSİTESİ	69.437.500	7.451.900	20.928.000	0	1.517.000	29.950.000	0	0	0	129.284.400
GAZİANTEP ÜNİVERSİTESİ	48.863.000	6.085.000	16.573.000	0	1.860.000	22.434.000	0	0	0	95.815.000
İZMİR YÜKSEK TEKNOLOJİ ENSTİTÜSÜ	19.216.000	2.602.000	6.030.000	0	1.000.000	19.000.000	0	0	0	47.848.000
GEBZE YÜKSEK TEKNOLOJİ ENSTİTÜSÜ	16.983.000	2.053.000	5.344.000	0	974.000	15.950.000	0	0	0	41.304.000
HARRAN ÜNİVERSİTESİ	41.554.500	5.035.700	14.199.000	0	1.141.000	49.845.000	0	0	0	111.775.200
SÜLEYMAN DEMİREL ÜNİVERSİTESİ	82.735.000	9.869.000	20.918.000	0	1.240.000	34.000.000	0	0	0	148.762.000
ADNAN MENDERES ÜNİVERSİTESİ	52.197.000	6.000.000	13.140.000	0	1.208.000	25.455.000	0	0	0	98.000.000
ZONGULDAK KARAELMAS ÜNİVERSİTESİ	41.146.000	4.854.000	17.135.000	0	1.988.000	26.080.000	0	0	0	91.203.000
MERSİN ÜNİVERSİTESİ	64.093.500	6.808.000	16.983.000	0	1.640.000	35.761.000	0	0	0	125.285.500
PAMUKKALE ÜNİVERSİTESİ	63.659.000	7.796.000	14.671.000	0	1.135.000	28.200.000	0	0	0	115.461.000
BALIKESİR ÜNİVERSİTESİ	34.940.000	3.953.000	12.690.000	0	1.474.000	20.020.000	0	0	0	73.077.000
KOCAELİ ÜNİVERSİTESİ	79.933.900	10.102.500	29.351.000	0	1.545.000	32.200.000	0	0	0	153.132.400
SAKARYA ÜNİVERSİTESİ	56.325.000	6.294.000	22.529.000	0	1.670.000	18.150.000	0	0	0	104.968.000
CELAL BAYAR ÜNİVERSİTESİ	53.413.600	6.127.300	19.576.000	0	1.226.000	25.450.000	0	0	0	105.792.900
ABANT İZZET BAYSAL ÜNİVERSİTESİ	37.415.000	4.293.000	13.541.000	0	1.205.000	13.430.000	0	0	0	69.884.000
MUSTAFA KEMAL ÜNİVERSİTESİ	34.920.000	4.142.125	11.668.000	0	1.273.000	31.500.000	0	0	0	83.503.125
AFYON KOCATEPE ÜNİVERSİTESİ	46.292.000	5.539.000	13.827.000	0	1.044.000	14.697.000	0	0	0	81.399.000
KAFKAS ÜNİVERSİTESİ	23.354.000	2.592.000	10.753.000	0	1.453.000	34.900.000	0	0	0	73.052.000
ÇANAKKALE ONSEKİZ MART ÜNİVERSİTESİ	41.633.000	5.127.000	15.016.000	0	1.740.000	22.500.000	0	0	0	86.016.000
NİĞDE ÜNİVERSİTESİ	23.848.000	2.849.000	8.045.000	0	1.126.000	14.500.000	0	0	0	50.368.000
DUMLUPINAR ÜNİVERSİTESİ	35.359.000	3.881.000	11.244.000	0	1.394.000	24.050.000	0	0	0	75.928.000
GAZİOSMANPAŞA ÜNİVERSİTESİ	39.340.000	4.693.000	13.168.000	0	1.450.000	27.280.000	0	0	0	85.931.000
MUĞLA ÜNİVERSİTESİ	37.108.000	4.528.000	14.758.000	0	1.261.000	20.034.000	0	0	0	77.689.000
KAHRAMANMARAŞ SÜTÇÜ İMAM ÜNİVERSİTESİ	40.677.000	4.525.000	12.679.000	0	1.431.000	37.850.000	0	0	0	97.162.000
KIRIKKALE ÜNİVERSİTESİ	37.706.000	4.351.000	10.013.000	0	1.572.000	25.600.000	0	0	0	79.242.000
ESKİŞEHİR OSMANGAZİ ÜNİVERSİTESİ	63.267.300	7.785.500	18.726.000	0	2.439.000	18.839.000	0	0	0	111.056.800
GALATASARAY ÜNİVERSİTESİ	17.217.000	1.744.000	8.925.000	0	1.143.000	8.845.000	0	0	0	37.874.000
AHİ EVRAN ÜNİVERSİTESİ	14.436.000	1.632.000	5.801.000	0	1.077.000	15.000.000	0	0	0	37.946.000
KASTAMONU ÜNİVERSİTESİ	11.391.600	1.329.400	6.175.000	0	1.152.000	13.828.000	0	0	0	33.876.000
DÜZCE ÜNİVERSİTESİ	24.452.500	3.155.500	7.329.000	0	1.277.000	23.200.000	0	0	0	59.414.000
MEHMET AKİF ERSOY ÜNİVERSİTESİ	16.270.000	1.740.000	6.816.000	0	1.435.000	14.100.000	0	0	0	40.361.000
UŞAK ÜNİVERSİTESİ	12.488.000	1.337.000	6.634.000	0	818.000	15.500.000	0	0	0	36.777.000
RİZE ÜNİVERSİTESİ	13.897.000	1.642.000	6.711.000	0	977.000	13.945.000	0	0	0	37.172.000
NAMIK KEMAL ÜNİVERSİTESİ	19.740.000	2.394.000	7.491.000	0	1.277.000	17.900.000	0	0	0	48.802.000
ERZİNCAN ÜNİVERSİTESİ	14.455.100	1.532.000	5.614.000	0	988.000	13.000.000	0	0	0	35.589.100
AKSARAY ÜNİVERSİTESİ	11.483.000	1.478.000	4.486.000	0	977.000	15.000.000	0	0	0	33.424.000
GİRESUN ÜNİVERSİTESİ	13.246.000	1.605.000	6.146.000	0	1.077.000	14.950.000	0	0	0	37.024.000
HİTİT ÜNİVERSİTESİ	11.207.000	1.369.000	4.925.000	0	982.000	12.500.000	0	0	0	30.983.000
BOZOK ÜNİVERSİTESİ	10.342.000	1.242.000	5.016.000	0	927.000	18.600.000	0	0	0	36.127.000
ADIYAMAN ÜNİVERSİTESİ	10.840.000	1.198.000	4.936.000	0	938.000	17.300.000	0	0	0	35.212.000
ORDU ÜNİVERSİTESİ	8.753.000	1.026.500	5.051.000	0	1.027.000	14.900.000	0	0	0	30.757.500
AMASYA ÜNİVERSİTESİ	10.350.000	1.150.500	4.762.000	0	1.177.000	12.500.000	0	0	0	29.939.500
KARAMANOĞLU MEHMETBEY ÜNİVERSİTESİ	3.781.200	376.000	3.705.000	0	970.000	8.500.000	0	0	0	17.332.200
AĞRI İBRAHİM ÇEÇEN ÜNİVERSİTESİ	4.588.000	458.000	3.345.000	0	972.000	8.000.000	0	0	0	17.363.000
SİNOP ÜNİVERSİTESİ	5.462.600	616.500	3.013.000	0	970.000	10.000.000	0	0	0	20.062.100
SİİRT ÜNİVERSİTESİ	2.620.000	256.000	3.355.000	0	972.000	8.000.000	0	0	0	15.203.000
NEVŞEHİR ÜNİVERSİTESİ	5.632.000	630.000	3.618.000	0	869.000	8.000.000	0	0	0	18.749.000
KARABÜK ÜNİVERSİTESİ	9.765.000	1.059.000	5.756.000	0	1.074.000	8.100.000	0	0	0	25.754.000
KİLİS 7 ARALIK ÜNİVERSİTESİ	4.279.500	470.500	3.191.000	0	869.000	9.000.000	0	0	0	17.810.000
ÇANKIRI KARATEKİN ÜNİVERSİTESİ	6.039.000	622.000	4.277.000	0	849.000	8.000.000	0	0	0	19.787.000
ARTVİN ÇORUH ÜNİVERSİTESİ	4.077.000	426.000	2.745.000	0	914.000	9.000.000	0	0	0	17.162.000
BİLECİK ÜNİVERSİTESİ	7.133.000	830.000	4.288.000	0	849.000	9.000.000	0	0	0	22.100.000
BİTLİS EREN ÜNİVERSİTESİ	4.290.000	441.000	3.702.000	0	820.000	8.000.000	0	0	0	17.253.000
KIRKLARELİ ÜNİVERSİTESİ	5.706.000	649.000	3.982.000	0	945.000	8.200.000	0	0	0	19.482.000
OSMANİYE KORKUT ATA ÜNİVERSİTESİ	6.937.000	755.000	4.214.000	0	969.000	8.800.000	0	0	0	21.675.000
BİNGÖL ÜNİVERSİTESİ	2.052.000	213.000	2.136.000	0	769.000	8.000.000	0	0	0	13.170.000
MUŞ ALPARSLAN ÜNİVERSİTESİ	2.469.000	250.000	2.590.000	0	769.000	8.000.000	0	0	0	14.078.000
MARDİN ARTUKLU ÜNİVERSİTESİ	1.634.000	169.000	2.943.000	0	845.000	8.000.000	0	0	0	13.591.000
BATMAN ÜNİVERSİTESİ	2.776.000	280.000	3.052.000	0	770.000	8.000.000	0	0	0	14.878.000
ARDAHAN ÜNİVERSİTESİ	996.000	105.000	1.966.000	0	525.000	5.500.000	0	0	0	9.092.000
BARTIN ÜNİVERSİTESİ	4.597.000	569.000	2.691.000	0	525.000	5.000.000	0	0	0	13.382.000
BAYBURT ÜNİVERSİTESİ	2.255.000	217.000	2.503.000	0	525.000	5.500.000	0	0	0	11.000.000
GÜMÜŞHANE ÜNİVERSİTESİ	7.670.000	894.000	3.883.000	0	525.000	8.000.000	0	0	0	20.972.000
HAKKARİ ÜNİVERSİTESİ	2.653.000	263.000	1.790.000	0	525.000	5.500.000	0	0	0	10.731.000
IĞDIR ÜNİVERSİTESİ	1.508.800	158.000	2.287.000	0	525.000	5.500.000	0	0	0	9.978.800
ŞIRNAK ÜNİVERSİTESİ	636.000	48.000	1.252.000	0	525.000	5.500.000	0	0	0	7.961.000
TUNCELİ ÜNİVERSİTESİ	1.741.000	213.000	1.366.000	0	525.000	5.500.000	0	0	0	9.345.000
YALOVA ÜNİVERSİTESİ	958.900	106.500	1.950.000	0	525.000	5.000.000	0	0	0	8.540.400
YÜKSEKÖĞRETİM KURUMLARI	**4.572.750.500**	**565.424.725**	**1.561.420.000**	**0**	**209.227.000**	**1.863.897.000**	**0**	**0**	**0**	**8.772.719.225**
DİĞER ÖZEL BÜTÇELİ KURULUŞLAR	**1.510.317.953**	**213.604.000**	**1.284.075.700**	**0**	**1.157.036.000**	**1.365.839.000**	**715.588.000**	**1.403.826.000**	**0**	**7.650.286.653**
ÖZEL BÜTÇELİ KURUMLAR TOPLAMI	**6.083.068.453**	**779.028.725**	**2.845.495.700**	**0**	**1.366.263.000**	**3.229.736.000**	**715.588.000**	**1.403.826.000**	**0**	**16.423.005.878**

2009 YILI MERKEZİ YÖNETİM BÜTÇE KANUNU İCMALİ
(II) SAYILI CETVEL -ÖZEL BÜTÇELİ DİĞER İDARELER
KANUNLAŞAN
(EKONOMİK SINIFLANDIRMA)

(TL)

KURUMLAR	PERSONEL GİDERLERİ	SOS. GÜV. DEV. PRİMİ GİD.	MAL VE HİZMET ALIM GİDERLERİ	FAİZ GİDERLERİ	CARİ TRANSFER	SERMAYE GİDERİ	SERMAYE TRANSFERİ	BORÇ VERME	YEDEK ÖDENEK	TOPLAM
ÖĞRENCİ SEÇME VE YERLEŞTİRME MERKEZİ	7.373.953	966.000	136.420.700	0	502.000	4.750.000	0	0	0	**150.012.653**
ATATÜRK KÜLTÜR, DİL VE TARİH YÜKSEK KURUMU BAŞKANLIĞI	7.819.000	737.000	16.265.000	0	916.000	2.020.000	0	0	0	**27.757.000**
TÜRKİYE VE ORTA DOĞU AMME İDARESİ ENSTİTÜSÜ	2.740.000	322.000	1.820.000	0	617.000	1.937.000	0	0	0	**7.436.000**
TÜRKİYE BİLİMSEL VE TEKNOLOJİK ARAŞTIRMA KURUMU	163.325.000	24.909.000	103.181.000	0	126.150.000	124.520.000	585.000.000	0	0	**1.127.085.000**
TÜRKİYE BİLİMLER AKADEMİSİ BAŞKANLIĞI	715.000	93.000	2.890.000	0	2.338.000	1.961.000	0	0	0	**7.997.000**
TÜRKİYE ADALET AKADEMİSİ BAŞKANLIĞI	1.394.000	207.000	4.029.000	0	102.000	3.802.000	0	0	0	**9.534.000**
YÜKSEK ÖĞRENİM KREDİ VE YURTLAR KURUMU GENEL MÜDÜRLÜĞÜ	152.915.000	17.626.000	243.487.000	0	475.529.000	68.139.000	85.000.000	1.358.000.000	0	**2.400.696.000**
GENÇLİK VE SPOR GENEL MÜDÜRLÜĞÜ	26.466.000	2.876.000	24.555.000	0	222.478.000	120.379.000	29.636.000	0	0	**426.390.000**
DEVLET TİYATROLARI GENEL MÜDÜRLÜĞÜ	64.761.000	7.317.000	31.581.000	0	3.792.000	3.438.000	0	0	0	**110.889.000**
DEVLET OPERA VE BALESİ GENEL MÜDÜRLÜĞÜ	98.729.000	10.532.000	22.940.000	0	5.011.000	3.816.000	0	0	0	**141.028.000**
ORMAN GENEL MÜDÜRLÜĞÜ	536.191.000	92.689.000	112.504.000	0	28.800.000	96.560.000	0	0	0	**866.744.000**
VAKIFLAR GENEL MÜDÜRLÜĞÜ	65.287.000	8.202.000	152.018.000	0	21.759.000	195.980.000	0	0	0	**443.246.000**
HUDUT VE SAHİLLER SAĞLIK GENEL MÜDÜRLÜĞÜ	14.166.000	1.465.000	9.362.000	0	190.000	75.876.000	0	0	0	**101.059.000**
TÜRK AKREDİTASYON KURUMU	2.422.000	157.000	2.095.000	0	292.000	100.000	0	0	0	**5.066.000**
TÜRK STANDARTLARI ENSTİTÜSÜ	98.953.000	15.851.000	39.784.000	0	1.637.000	8.500.000	0	0	0	**164.725.000**
MİLLİ PRODÜKTİVİTE MERKEZİ	7.712.000	1.457.000	3.137.000	0	12.000	800.000	0	0	0	**13.118.000**
TÜRK PATENT ENSTİTÜSÜ	7.747.000	282.000	21.105.000	0	1.133.000	1.800.000	0	0	0	**32.067.000**
ULUSAL BOR ARAŞTIRMA ENSTİTÜSÜ	1.021.000	76.000	955.000	0	26.000	6.487.000	0	0	0	**8.565.000**
TÜRKİYE ATOM ENERJİSİ KURUMU	32.678.000	2.777.000	15.474.000	0	2.740.000	28.500.000	0	0	0	**82.169.000**
SAVUNMA SANAYİ MÜSTEŞARLIĞI	13.148.000	776.000	10.140.000	0	525.000	2.000.000	0	0	0	**26.589.000**
KÜÇÜK VE ORTA ÖLÇEKLİ SANAYİ GELİŞTİRME VE DESTEKLEME İDARESİ BAŞKANLIĞ	34.689.000	2.185.000	28.557.000	0	208.700.000	9.373.000	0	45.826.000	0	**329.330.000**
İHRACATI GELİŞTİRME ETÜD MERKEZİ	7.946.000	765.000	5.708.000	0	130.000	0	0	0	0	**14.549.000**
TÜRK İŞBİRLİĞİ VE KALKINMA İDARESİ BAŞKANLIĞI	4.988.000	596.000	6.671.000	0	35.742.000	1.990.000	2.911.000	0	0	**52.898.000**
ÖZEL ÇEVRE KORUMA KURUMU BAŞKANLIĞI	4.084.000	562.000	6.266.000	0	800.000	7.316.000	13.041.000	0	0	**32.069.000**
GAP BÖLGE KALKINMA İDARESİ BAŞKANLIĞI	6.672.000	941.000	11.010.000	0	428.000	31.709.000	0	0	0	**50.760.000**
ÖZELLEŞTİRME İDARESİ BAŞKANLIĞI	12.183.000	836.000	4.123.000	0	585.000	460.000	0	0	0	**18.187.000**
ELEKTRİK İŞLERİ ETÜT İDARESİ GENEL MÜDÜRLÜĞÜ	24.902.000	3.758.000	4.793.000	0	6.352.000	8.585.000	0	0	0	**48.390.000**
MADEN TETKİK VE ARAMA GENEL MÜDÜRLÜĞÜ	90.357.000	12.501.000	16.761.000	0	6.283.000	102.000.000	0	0	0	**227.902.000**
CEZA VE İNFAZ KURUMLARI İLE TUTUKEVLERİ İŞ YURTLARI KURUMU	13.587.000	1.439.000	236.880.000	0	2.440.000	451.460.000	0	0	0	**705.806.000**
SİVİL HAVACILIK GENEL MÜDÜRLÜĞÜ	3.617.000	337.000	6.381.000	0	1.027.000	644.000	0	0	0	**12.006.000**
MESLEKİ YETERLİLİK KURUMU BAŞKANLIĞI	1.730.000	367.000	3.183.000	0	0	937.000	0	0	0	**6.217.000**
DİĞER ÖZEL BÜTÇELİ KURULUŞLAR	**1.510.317.953**	**213.604.000**	**1.284.075.700**	**0**	**1.157.036.000**	**1.365.839.000**	**715.588.000**	**1.403.826.000**	**0**	**7.650.286.653**
YÜKSEKÖĞRETİM KURUMLARI	**4.572.750.500**	**565.424.725**	**1.561.420.000**	**0**	**209.227.000**	**1.863.897.000**	**0**	**0**	**0**	**8.772.719.225**
ÖZEL BÜTÇELİ KURUMLAR TOPLAMI	**6.083.068.453**	**779.028.725**	**2.845.495.700**	**0**	**1.366.263.000**	**3.229.736.000**	**715.588.000**	**1.403.826.000**	**0**	**16.423.005.878**

2009 YILI MERKEZİ YÖNETİM BÜTÇE KANUNU İCMALİ

(III) SAYILI CETVEL - DÜZENLEYİCİ VE DENETLEYİCİ KURUMLAR

KANUNLAŞAN

(EKONOMİK SINIFLANDIRMA)

(TL)

KURUMLAR	PERSONEL GİDERLERİ	SOS. GÜV. DEV. PRİMİ GİD.	MAL VE HİZMET ALIM GİDERLERİ	FAİZ GİDERLERİ	CARİ TRANSFER	SERMAYE GİDERİ	SERMAYE TRANSFERİ	BORÇ VERME	YEDEK ÖDENEK	TOPLAM
RADYO VE TELEVİZYON ÜST KURULU	26.966.000	2.517.000	22.896.000	0	71.210.000	20.240.000	0	0	0	**143.829.000**
BİLGİ TEKNOLOJİLERİ VE İLETİŞİM KURUMU	41.819.000	2.293.000	64.756.000	0	1.134.375.000	86.757.000	0	0	0	**1.330.000.000**
SERMAYE PİYASASI KURULU	36.156.000	1.665.000	17.175.000	0	3.180.000	3.000.000	0	0	0	**61.176.000**
BANKACILIK DÜZENLEME VE DENETLEME KURUMU	37.912.000	2.157.000	39.206.000	0	1.936.000	58.789.000	0	0	0	**140.000.000**
ENERJİ PİYASASI DÜZENLEME KURUMU	24.983.960	2.152.000	48.954.030	30.000	3.720.000	14.600.010	0	0	0	**94.440.000**
KAMU İHALE KURUMU	15.327.810	1.052.410	27.240.030	0	25.934.500	2.210.250	0	0	0	**71.765.000**
REKABET KURUMU	18.446.929	1.112.413	8.127.904	0	8.706.708	2.318.000	0	0	0	**38.711.954**
TÜTÜN, TÜTÜN MAMULLERİ VE ALKOLLÜ İÇKİLER PİYASASI DÜZENLEME KURUMU	15.623.000	1.350.000	22.832.000	0	1.134.154	2.750.000	0	0	0	**43.689.154**
DÜZENLEYİCİ VE DENETLEYİCİ KURUMLAR TOPLAMI	**217.234.699**	**14.298.823**	**251.186.964**	**30.000**	**1.250.196.362**	**190.664.260**	**0**	**0**	**0**	**1.923.611.108**

2009 YILI MERKEZİ YÖNETİM BÜTÇE KANUNU İCMALİ
(I) SAYILI CETVEL - GENEL BÜTÇELİ İDARELER
KANUNLAŞAN
(FONKSİYONEL SINIFLANDIRMA)

(TL)

AÇIKLAMA	GENEL KAMU HİZMETLERİ	SAVUNMA HİZMETLERİ	KAMU DÜZENİ VE GÜVENLİK HİZMETLERİ	EKONOMİK İŞLER VE HİZMETLER	ÇEVRE KORUMA HİZMETLERİ	ISKAN VE TOPLUM REFAHI HİZMETLERİ	SAĞLIK HİZMETLERİ	DİNLENME, KÜLTÜR VE DİN HİZMETLERİ	EĞİTİM HİZMETLERİ	SOSYAL GÜVENLİK VE SOSYAL YARDIM	TOPLAM
CUMHURBAŞKANLIĞI	69.300.000	0	0	0	0	0	0	0	0	0	69.300.000
TÜRKİYE BÜYÜK MİLLET MECLİSİ	440.773.300	3.000	0	0	0	0	705.700	0	0	0	441.482.000
ANAYASA MAHKEMESİ	3.358.000	0	16.773.000	0	0	0	0	0	0	0	20.131.000
YARGITAY	13.658.000	0	42.517.000	0	0	0	0	0	0	0	56.175.000
DANIŞTAY	6.218.700	0	46.603.200	0	0	0	0	0	102.100	0	52.924.000
SAYIŞTAY	12.805.500	35.000	87.575.250	0	0	0	0	0	160.000	0	100.575.750
BAŞBAKANLIK	1.760.169.800	24.341.600	2.958.100	68.273.100	0	0	783.000	2.235.400	0	0	1.858.761.000
MİLLİ İSTİHBARAT TEŞKİLATI MÜSTEŞARLIĞI	0	0	465.992.000	0	0	0	0	0	0	0	465.992.000
MİLLİ GÜVENLİK KURULU GENEL SEKRETERLİĞİ	12.295.000	0	0	0	0	0	0	0	0	0	12.295.000
BASIN-YAYIN VE ENFORMASYON GENEL MÜDÜRLÜĞÜ	4.096.400	73.300	0	0	0	0	0	62.496.300	0	0	66.666.000
DEVLET PERSONEL BAŞKANLIĞI	11.963.500	56.500	0	0	0	0	0	0	0	0	12.020.000
BAŞBAKANLIK YÜKSEK DENETLEME KURULU	10.982.000	0	100.000	0	0	0	0	0	0	0	11.082.000
DEVLET PLANLAMA TEŞKİLATI MÜSTEŞARLIĞI	496.569.523	157.477	275.000	2.782.000	0	0	0	0	98.550.000	0	598.334.000
HAZİNE MÜSTEŞARLIĞI	59.345.864.600	275.400	355.000	5.090.500.000	0	500.000.000	0	0	0	1.048.000.000	65.984.995.000
DIŞ TİCARET MÜSTEŞARLIĞI	41.909.500	306.200	0	73.139.300	0	0	0	0	0	0	115.355.000
GÜMRÜK MÜSTEŞARLIĞI	240.091.100	290.500	4.282.400	0	0	0	0	0	0	0	244.664.000
TÜRKİYE İSTATİSTİK KURUMU BAŞKANLIĞI	109.853.000	0	617.000	0	0	0	20.000	0	0	0	110.490.000
DİYANET İŞLERİ BAŞKANLIĞI	17.543.560	213.980	1.545.000	0	0	0	368.550	2.434.242.250	361.660	0	2.454.275.000
ÖZÜRLÜLER İDARESİ BAŞKANLIĞI	1.272.500	49.900	125.000	0	0	0	0	0	0	4.468.600	5.916.000
AİLE VE SOSYAL ARAŞTIRMALAR GENEL MÜDÜRLÜĞÜ	5.731.000	0	0	0	0	0	0	0	0	0	5.731.000
KADININ STATÜSÜ GENEL MÜDÜRLÜĞÜ	4.404.000	0	0	0	0	0	0	0	0	0	4.404.000
SOSYAL YARDIMLAŞMA VE DAYANIŞMA GENEL MÜDÜRLÜĞÜ	710.800	0	300.000	0	0	0	0	0	0	10.627.200	11.638.000
SOSYAL HİZMETLER VE ÇOCUK ESİRGEME KURUMU GENEL MÜDÜR	11.847.000	0	8.400.000	0	0	0	0	0	0	1.557.651.000	1.577.898.000
ADALET BAKANLIĞI	913.372.200	3.903.100	2.578.420.700	0	0	0	0	0	0	0	3.495.696.000
MİLLİ SAVUNMA BAKANLIĞI	54.779.000	14.461.622.000	0	0	0	0	0	0	0	16.221.000	14.532.622.000
İÇİŞLERİ BAKANLIĞI	1.497.710.100	94.822.500	1.328.400	0	0	300.000.000	0	0	0	0	1.893.861.000
JANDARMA GENEL KOMUTANLIĞI	0	0	3.690.760.000	0	0	0	0	0	0	0	3.690.760.000
EMNİYET GENEL MÜDÜRLÜĞÜ	172.182.490	309.400	7.531.925.080	0	0	0	3.103.070	0	241.272.960	0	7.948.793.000
SAHİL GÜVENLİK KOMUTANLIĞI	0	0	265.417.000	0	0	0	0	0	0	0	265.417.000
DIŞİŞLERİ BAKANLIĞI	697.652.900	155.100	0	0	0	0	1.887.000	46.050.000	62.800.000	8.390.000	816.935.000
AVRUPA BİRLİĞİ GENEL SEKRETERLİĞİ	11.219.000	0	201.000	0	0	0	0	0	0	0	11.420.000
MALİYE BAKANLIĞI	35.259.444.998	833.900	73.180.200	0	0	1.947.935.000	0	0	3.160.900	20.577.500.000	57.862.054.998
GELİR İDARESİ BAŞKANLIĞI	1.529.775.000	0	1.000.000	0	0	0	0	0	0	0	1.530.775.000
MİLLİ EĞİTİM BAKANLIĞI	2.583.368.000	622.000	1.650.000	0	0	0	0	107.773.000	25.190.283.000	0	27.883.696.000
BAYINDIRLIK VE İSKAN BAKANLIĞI	14.100.520	446.000	0	379.199.310	0	52.196.140	175.600	0	0	263.330.430	709.448.000
TAPU VE KADASTRO GENEL MÜDÜRLÜĞÜ	463.390.220	655.780	0	1.200.000	0	0	0	0	0	0	465.246.000
SAĞLIK BAKANLIĞI	35.750.000	329.000	850.000	0	0	0	12.683.384.000	0	0	0	12.720.313.000
ULAŞTIRMA BAKANLIĞI	13.531.700	272.200	0	1.141.832.840	0	0	0	0	0	0	1.155.636.740
DENİZCİLİK MÜSTEŞARLIĞI	6.090.400	468.000	0	67.374.700	0	0	157.900	0	0	0	74.091.000
KARAYOLLARI GENEL MÜDÜRLÜĞÜ	28.829.750	432.310	4.650.000	4.660.646.640	0	0	2.168.300	0	0	0	4.696.727.000
TARIM VE KÖYİŞLERİ BAKANLIĞI	70.737.940	621.080	2.321.000	7.363.346.460	2.447.000	0	98.619.000	0	23.466.520	30.000.000	7.591.559.000
TARIM REFORMU GENEL MÜDÜRLÜĞÜ	3.414.800	501.050	0	208.352.150	0	0	0	0	0	0	212.268.000
ÇALIŞMA VE SOSYAL GÜVENLİK BAKANLIĞI	23.452.300	1.113.600	1.491.000	219.802.100	0	0	0	0	150.000	26.155.000.000	26.401.009.000
SANAYİ VE TİCARET BAKANLIĞI	217.495.000	1.604.000	0	419.889.000	0	0	37.000	0	0	0	639.025.000
ENERJİ VE TABİİ KAYNAKLAR BAKANLIĞI	360.161.500	762.000	350.000	106.137.500	0	0	0	0	0	0	467.411.000
PETROL İŞLERİ GENEL MÜDÜRLÜĞÜ	1.459.500	0	200.000	3.955.500	0	0	0	0	0	0	5.615.000
KÜLTÜR VE TURİZM BAKANLIĞI	269.864.910	1.256.540	5.655.300	224.658.510	0	0	60.000	519.850.740	0	0	1.021.346.000
ÇEVRE VE ORMAN BAKANLIĞI	671.105.000	341.000	1.130.000	365.950.000	231.793.000	0	0	0	0	0	1.270.319.000
DEVLET METEOROLOJİ İŞLERİ GENEL MÜDÜRLÜĞÜ	114.935.000	175.000	800.000	0	0	0	257.000	0	0	0	116.167.000
DEVLET SU İŞLERİ GENEL MÜDÜRLÜĞÜ	26.783.150	844.400	15.720.000	5.412.566.000	0	526.647.150	268.300	0	0	0	5.982.829.000
GENEL BÜTÇELİ KURUMLAR (I SAYILI CETVEL)	**#########**	**14.597.892.817**	**14.855.467.630**	**25.809.605.110**	**234.240.000**	**3.326.778.290**	**12.791.994.420**	**3.172.647.690**	**25.620.307.140**	**49.671.188.230**	**257.742.143.488**
ÖZEL BÜTÇELİ KURUMLAR (II SAYILI CETVEL)	**2.348.997.302**	**28.965.840**	**893.961.180**	**1.659.886.381**	**24.029.300**	**51.164.500**	**954.667.151**	**1.015.270.167**	**9.324.614.773**	**121.449.284**	**16.423.005.878**
DÜZENLEYİCİ VE DENETLEYİCİ KURUMLAR (III SAYILI CET	**276.743.624**	**993.435**	**27.335.000**	**1.584.321.049**	**0**	**0**	**0**	**34.218.000**	**0**	**0**	**1.923.611.108**
I+II+III SAYILI CETVELE TABİ KURUMLAR TOPLAMI	**#########**	**14.627.852.092**	**15.776.763.810**	**29.053.812.540**	**258.269.300**	**3.377.942.790**	**13.746.661.571**	**4.222.135.857**	**34.944.921.913**	**49.792.637.514**	**276.088.760.474**
ÖZEL BÜTÇELERE HAZİNE YARDIMI	**12.657.033.320**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**12.657.033.320**
GELİRDEN AYRILAN PAYLAR	**58.634.154**	**0**	**0**	**1.155.227.000**	**0**	**0**	**0**	**0**	**0**	**0**	**1.213.861.154**
MERKEZİ YÖNETİM BÜTÇESİ TOPLAMI (HAZİNE YARDIMLARI HARİÇ, GELİRDEN AYRILAN PAY DAHİL)	**97.630.729.767**	**14.627.852.092**	**15.776.763.810**	**29.053.812.540**	**258.269.300**	**3.377.942.790**	**13.746.661.571**	**4.222.135.857**	**34.944.921.913**	**49.792.637.514**	**263.431.727.154**
MERKEZİ YÖNETİM BÜTÇESİ TOPLAMI (HAZİNE YARDIMLARI VE GELİRDEN AYRILAN PAY HARİÇ)	**97.572.095.613**	**14.627.852.092**	**15.776.763.810**	**27.898.585.540**	**258.269.300**	**3.377.942.790**	**13.746.661.571**	**4.222.135.857**	**34.944.921.913**	**49.792.637.514**	**262.217.866.000**

2009 YILI MERKEZİ YÖNETİM BÜTÇE KANUNU İCMALİ
(II) SAYILI CETVEL - YÜKSEKÖĞRETİM KURUMLARI
KANUNLAŞAN
(FONKSİYONEL SINIFLANDIRMA)

(TL)

AÇIKLAMA	GENEL KAMU HİZMETLERİ	SAVUNMA HİZMETLERİ	KAMU DÜZENİ VE GÜVENLİK HİZMETLERİ	EKONOMİK İŞLER VE HİZMETLER	ÇEVRE KORUMA HİZMETLERİ	İSKAN VE TOPLUM REFAHI HİZMETLERİ	SAĞLIK HİZMETLERİ	DİNLENME, KÜLTÜR VE DİN HİZMETLERİ	EĞİTİM HİZMETLERİ	SOSYAL GÜVENLİK VE SOSYAL YARDIM HİZMETLERİ	TOPLAM
YÜKSEKÖĞRETİM KURULU	16.083.000	40.000	1.035.000	0	0	0	13.000	0	26.444.000	0	43.615.000
ANKARA ÜNİVERSİTESİ	25.964.300	55.600	0	0	0	0	54.173.700	2.511.500	258.080.900	0	340.786.000
ORTA DOĞU TEKNİK ÜNİVERSİTESİ	34.343.600	48.500	0	0	0	0	1.507.300	5.469.300	185.017.800	0	226.386.500
HACETTEPE ÜNİVERSİTESİ	36.443.000	179.000	5.752.000	0	0	0	47.278.000	2.884.000	252.738.000	0	345.274.000
GAZİ ÜNİVERSİTESİ	30.758.000	85.000	4.115.000	0	0	0	28.617.000	2.589.000	253.480.000	0	319.644.000
İSTANBUL ÜNİVERSİTESİ	48.040.500	10.000	8.500.000	0	0	0	5.100.000	2.035.000	423.093.500	0	486.779.000
İSTANBUL TEKNİK ÜNİVERSİTESİ	26.584.000	60.600	2.160.500	0	0	0	0	3.683.100	171.331.800	0	203.820.000
BOĞAZİÇİ ÜNİVERSİTESİ	23.323.600	1.000	970.000	0	0	0	0	4.228.300	81.014.100	0	109.537.000
MARMARA ÜNİVERSİTESİ	18.445.000	50.000	5.026.000	0	0	0	28.541.000	2.342.000	173.368.000	0	227.772.000
YILDIZ TEKNİK ÜNİVERSİTESİ	11.969.100	79.200	2.680.000	0	0	0	0	2.052.200	95.216.500	0	111.997.000
MİMAR SİNAN GÜZEL SANATLAR ÜNİVERSİTESİ	8.158.000	0	1.542.000	0	0	0	0	499.000	50.164.000	0	60.363.000
EGE ÜNİVERSİTESİ	33.609.200	69.900	1.811.700	0	0	0	50.036.900	6.206.600	206.253.400	0	297.987.700
DOKUZ EYLÜL ÜNİVERSİTESİ	14.975.000	47.000	5.694.000	0	0	0	21.573.000	3.720.500	196.950.500	0	242.960.000
TRAKYA ÜNİVERSİTESİ	10.893.000	16.000	2.621.000	0	0	0	13.769.000	1.323.000	76.844.000	0	105.466.000
ULUDAĞ ÜNİVERSİTESİ	14.709.500	65.000	4.045.500	0	0	0	19.308.000	1.977.000	148.376.000	0	188.481.000
ANADOLU ÜNİVERSİTESİ	27.115.000	0	1.061.000	0	0	0	0	869.000	194.514.000	0	223.559.000
SELÇUK ÜNİVERSİTESİ	26.246.500	2.857.700	350.000	0	0	0	18.643.300	798.900	199.646.600	0	248.543.000
AKDENİZ ÜNİVERSİTESİ	8.228.300	50.400	2.653.100	0	0	0	32.425.300	1.112.200	116.594.700	0	161.064.000
ERCİYES ÜNİVERSİTESİ	15.131.000	33.000	2.856.000	0	0	0	21.023.000	1.049.000	108.318.000	0	148.410.000
CUMHURİYET ÜNİVERSİTESİ	12.306.500	0	650.000	0	0	0	11.744.000	1.069.000	87.998.500	0	113.768.000
ÇUKUROVA ÜNİVERSİTESİ	33.779.000	60.000	700.000	0	0	0	25.454.000	1.744.000	142.922.000	0	204.659.000
ONDOKUZ MAYIS ÜNİVERSİTESİ	9.308.150	32.200	4.543.180	0	0	0	23.410.600	885.600	121.024.370	0	159.204.100
KARADENİZ TEKNİK ÜNİVERSİTESİ	17.727.000	58.000	3.949.000	0	0	0	14.424.000	823.000	119.465.000	0	156.446.000
ATATÜRK ÜNİVERSİTESİ	29.928.000	12.000	3.955.000	0	0	0	25.749.000	1.926.000	155.377.000	0	216.947.000
İNÖNÜ ÜNİVERSİTESİ	14.577.350	99.400	2.778.700	0	0	0	13.926.800	2.892.300	82.180.450	0	116.455.000
FIRAT ÜNİVERSİTESİ	16.416.900	41.700	3.679.200	0	0	0	19.264.100	692.500	100.642.600	0	140.737.000
DİCLE ÜNİVERSİTESİ	15.257.000	35.000	2.952.500	0	0	0	29.409.000	9.659.000	94.077.500	0	151.390.000
YÜZÜNCÜ YIL ÜNİVERSİTESİ	11.304.300	9.800	1.806.100	0	0	0	22.644.800	2.405.200	91.114.200	0	129.284.400
GAZİANTEP ÜNİVERSİTESİ	7.238.950	72.000	1.527.200	0	0	0	7.943.500	1.108.500	77.924.850	0	95.815.000
İZMİR YÜKSEK TEKNOLOJİ ENSTİTÜSÜ	14.036.000	0	869.000	0	0	0	0	764.000	32.179.000	0	47.848.000
GEBZE YÜKSEK TEKNOLOJİ ENSTİTÜSÜ	4.891.000	0	2.341.000	0	0	0	0	355.000	33.717.000	0	41.304.000
HARRAN ÜNİVERSİTESİ	7.478.800	5.500	2.498.400	0	0	0	28.692.700	422.800	72.677.000	0	111.775.200
SÜLEYMAN DEMİREL ÜNİVERSİTESİ	6.710.600	0	2.183.100	0	0	0	22.380.400	3.865.200	113.622.700	0	148.762.000
ADNAN MENDERES ÜNİVERSİTESİ	13.577.000	0	1.150.000	0	0	0	18.230.000	2.799.000	62.244.000	0	98.000.000
ZONGULDAK KARAELMAS ÜNİVERSİTESİ	7.155.500	37.200	2.898.400	0	0	0	14.108.900	1.584.400	65.418.600	0	91.203.000
MERSİN ÜNİVERSİTESİ	15.102.800	35.750	1.709.500	0	0	0	24.033.500	2.802.400	81.601.550	0	125.285.500
PAMUKKALE ÜNİVERSİTESİ	7.610.900	33.800	2.426.500	0	0	0	25.126.500	594.300	79.669.000	0	115.461.000
BALIKESİR ÜNİVERSİTESİ	6.095.000	72.000	1.846.000	0	0	0	0	353.000	64.711.000	0	73.077.000
KOCAELİ ÜNİVERSİTESİ	10.027.200	44.300	3.004.600	0	0	0	14.411.800	3.386.700	122.257.800	0	153.132.400
SAKARYA ÜNİVERSİTESİ	8.587.000	30.000	2.432.000	0	0	0	2.000.000	320.000	91.599.000	0	104.968.000
CELAL BAYAR ÜNİVERSİTESİ	6.237.325	49.500	1.250.000	0	0	0	5.233.500	472.500	92.550.075	0	105.792.900
ABANT İZZET BAYSAL ÜNİVERSİTESİ	6.813.000	37.000	925.000	0	0	0	4.067.000	528.000	57.514.000	0	69.884.000
MUSTAFA KEMAL ÜNİVERSİTESİ	5.504.250	82.800	3.090.600	0	0	0	19.645.300	440.800	54.739.375	0	83.503.125
AFYON KOCATEPE ÜNİVERSİTESİ	7.548.750	29.000	1.000.000	0	0	0	5.771.000	293.000	66.757.250	0	81.399.000
KAFKAS ÜNİVERSİTESİ	3.549.700	4.400	940.100	0	0	0	1.094.500	308.200	67.155.100	0	73.052.000
ÇANAKKALE ONSEKİZ MART ÜNİVERSİTESİ	20.072.500	65.900	2.604.100	0	0	0	7.708.200	795.400	54.769.900	0	86.016.000
NİĞDE ÜNİVERSİTESİ	5.250.300	1.000	1.523.200	0	0	0	0	251.100	43.342.400	0	50.368.000
DUMLUPINAR ÜNİVERSİTESİ	6.340.200	43.100	2.632.400	0	0	0	1.070.400	401.700	65.440.200	0	75.928.000
GAZİOSMANPAŞA ÜNİVERSİTESİ	7.020.000	22.000	2.945.000	0	0	0	13.895.000	3.671.000	58.378.000	0	85.931.000
MUĞLA ÜNİVERSİTESİ	14.078.300	0	1.301.000	0	0	0	1.000.000	2.913.700	58.396.000	0	77.689.000
KAHRAMANMARAŞ SÜTÇÜ İMAM ÜNİVERSİTESİ	6.862.000	0	1.700.000	0	0	0	19.985.000	343.000	68.272.000	0	97.162.000
KIRIKKALE ÜNİVERSİTESİ	6.769.900	36.500	1.911.700	0	0	0	7.896.900	749.000	61.878.000	0	79.242.000
ESKİŞEHİR OSMANGAZİ ÜNİVERSİTESİ	9.893.400	0	3.552.600	0	0	0	17.577.900	500.400	79.532.500	0	111.056.800
GALATASARAY ÜNİVERSİTESİ	4.325.000	0	476.000	0	0	0	0	503.000	32.570.000	0	37.874.000
AHİ EVRAN ÜNİVERSİTESİ	3.711.000	37.000	885.000	0	0	0	0	1.284.500	32.028.500	0	37.946.000
KASTAMONU ÜNİVERSİTESİ	4.263.450	75.000	625.000	0	0	0	0	766.000	28.146.550	0	33.876.000
DÜZCE ÜNİVERSİTESİ	3.350.500	35.200	702.000	0	0	0	14.829.600	220.700	40.276.000	0	59.414.000
MEHMET AKİF ERSOY ÜNİVERSİTESİ	2.809.800	54.400	731.600	0	0	0	0	392.200	36.373.000	0	40.361.000
UŞAK ÜNİVERSİTESİ	5.698.500	26.000	475.000	0	0	0	0	137.000	30.440.500	0	36.777.000
RİZE ÜNİVERSİTESİ	4.701.000	5.000	701.000	0	0	0	235.000	420.000	31.110.000	0	37.172.000
NAMIK KEMAL ÜNİVERSİTESİ	3.976.900	36.000	499.100	0	0	0	1.121.500	429.100	42.739.400	0	48.802.000
ERZİNCAN ÜNİVERSİTESİ	5.100.500	12.000	435.000	0	0	0	0	137.000	29.904.600	0	35.589.100
AKSARAY ÜNİVERSİTESİ	2.794.500	23.000	550.000	0	0	0	0	163.000	29.893.500	0	33.424.000
GİRESUN ÜNİVERSİTESİ	3.591.000	0	704.000	0	0	0	3.065.000	392.000	29.272.000	0	37.024.000
HİTİT ÜNİVERSİTESİ	2.467.350	37.200	515.050	0	0	0	0	353.300	27.610.100	0	30.983.000
BOZOK ÜNİVERSİTESİ	4.835.100	86.100	578.000	0	0	0	3.179.900	287.500	27.160.400	0	36.127.000
ADIYAMAN ÜNİVERSİTESİ	3.815.500	82.000	720.000	0	0	0	0	1.265.500	29.329.000	0	35.212.000
ORDU ÜNİVERSİTESİ	1.608.700	18.100	965.500	0	0	0	0	324.700	27.840.500	0	30.757.500
AMASYA ÜNİVERSİTESİ	1.760.350	30.500	1.047.100	0	0	0	0	303.200	26.798.350	0	29.939.500
KARAMANOĞLU MEHMETBEY ÜNİVERSİTESİ	2.404.100	40.300	695.300	0	0	0	0	490.700	13.701.800	0	17.332.200
AĞRI İBRAHİM ÇEÇEN ÜNİVERSİTESİ	3.809.900	100	304.000	0	0	0	0	294.500	12.954.500	0	17.363.000
SİNOP ÜNİVERSİTESİ	1.568.700	11.800	642.350	0	0	0	0	346.200	17.493.050	0	20.062.100
SİİRT ÜNİVERSİTESİ	3.486.000	77.000	0	0	0	0	0	111.000	11.529.000	0	15.203.000
NEVŞEHİR ÜNİVERSİTESİ	2.491.000	0	365.000	0	0	0	0	424.000	15.469.000	0	18.749.000
KARABÜK ÜNİVERSİTESİ	2.752.900	7.400	1.396.400	0	0	0	0	102.500	21.494.800	0	25.754.000
KİLİS 7 ARALIK ÜNİVERSİTESİ	948.000	50.200	350.000	0	0	0	0	273.500	16.188.300	0	17.810.000
ÇANKIRI KARATEKİN ÜNİVERSİTESİ	2.064.000	20.000	340.000	0	0	0	0	154.000	17.209.000	0	19.787.000
ARTVİN ÇORUH ÜNİVERSİTESİ	1.935.900	38.500	550.300	0	0	0	0	154.900	14.482.400	0	17.162.000
BİLECİK ÜNİVERSİTESİ	1.961.900	30.600	614.700	0	0	0	0	308.100	19.184.700	0	22.100.000
BİTLİS EREN ÜNİVERSİTESİ	1.952.900	0	420.000	0	0	0	0	121.000	14.759.100	0	17.253.000
KIRKLARELİ ÜNİVERSİTESİ	2.075.000	27.000	427.000	0	0	0	0	248.000	16.705.000	0	19.482.000
OSMANİYE KORKUT ATA ÜNİVERSİTESİ	3.028.000	33.000	265.000	0	0	0	0	1.125.000	17.224.000	0	21.675.000
BİNGÖL ÜNİVERSİTESİ	1.930.500	14.800	314.900	0	0	0	0	161.500	10.748.300	0	13.170.000
MUŞ ALPARSLAN ÜNİVERSİTESİ	2.157.500	21.100	805.200	0	0	0	0	206.600	10.887.600	0	14.078.000
MARDİN ARTUKLU ÜNİVERSİTESİ	1.625.000	24.000	488.000	0	0	0	0	172.000	11.282.000	0	13.591.000
BATMAN ÜNİVERSİTESİ	2.243.000	51.200	755.000	0	0	0	0	178.200	11.650.600	0	14.878.000
ARDAHAN ÜNİVERSİTESİ	413.850	5.000	167.000	0	0	0	0	126.900	8.379.250	0	9.092.000
BARTIN ÜNİVERSİTESİ	1.327.300	16.500	303.700	0	0	0	0	126.500	11.608.000	0	13.382.000
BAYBURT ÜNİVERSİTESİ	1.419.200	40.000	250.000	0	0	0	0	100.750	9.190.050	0	11.000.000
GÜMÜŞHANE ÜNİVERSİTESİ	2.815.200	45.500	1.900.000	0	0	0	0	151.000	16.960.300	0	20.972.000
HAKKARİ ÜNİVERSİTESİ	1.085.500	500	250.000	0	0	0	0	66.000	9.329.000	0	10.731.000
IĞDIR ÜNİVERSİTESİ	393.600	4.500	217.000	0	0	0	0	80.900	9.282.800	0	9.978.800
ŞIRNAK ÜNİVERSİTESİ	1.223.000	17.500	139.000	0	0	0	0	110.000	6.471.500	0	7.961.000
TUNCELİ ÜNİVERSİTESİ	1.458.000	21.000	135.000	0	0	0	0	136.000	7.595.000	0	9.345.000
YALOVA ÜNİVERSİTESİ	541.050	27.900	30.500	0	0	0	0	119.000	7.821.950	0	8.540.400
YÜKSEKÖĞRETİM KURUMLARI	**913.994.325**	**5.980.650**	**149.982.580**	**0**	**0**	**0**	**812.337.800**	**110.736.750**	**6.779.687.120**	**0**	**8.772.719.225**
DİĞER ÖZEL BÜTÇELİ KURULUŞLAR	**1.435.002.977**	**22.985.190**	**743.978.600**	**1.659.886.381**	**24.029.300**	**51.164.500**	**142.329.351**	**904.533.417**	**2.544.927.653**	**121.449.284**	**7.650.286.653**
ÖZEL BÜTÇELİ KURUMLAR TOPLAMI	**2.348.997.302**	**28.965.840**	**893.961.180**	**1.659.886.381**	**24.029.300**	**51.164.500**	**954.667.151**	**1.015.270.167**	**9.324.614.773**	**121.449.284**	**16.423.005.878**

2009 YILI MERKEZİ YÖNETİM BÜTÇE KANUNU İCMALİ

(II) SAYILI CETVEL -ÖZEL BÜTÇELİ DİĞER İDARELER

KANUNLAŞAN

(FONKSİYONEL SINIFLANDIRMA)

(TL)

AÇIKLAMA	GENEL KAMU HİZMETLERİ	SAVUNMA HİZMETLERİ	KAMU DÜZENİ VE GÜVENLİK HİZMETLERİ	EKONOMİK İŞLER VE HİZMETLER	ÇEVRE KORUMA HİZMETLERİ	İSKAN VE TOPLUM REFAHI HİZMETLERİ	SAĞLIK HİZMETLERİ	DİNLENME, KÜLTÜR VE DİN HİZMETLERİ	EĞİTİM HİZMETLERİ	SOSYAL GÜVENLİK VE SOSYAL YARDIM HİZMETLERİ	TOPLAM
ÖĞRENCİ SEÇME VE YERLEŞTİRME MERKEZİ	13.132.000	0	0	0	0	0	0	0	136.880.653	0	**150.012.653**
ATATÜRK KÜLTÜR, DİL VE TARİH YÜKSEK KURUMU BAŞKANLIĞI	3.206.890	0	292.000	0	0	0	0	24.258.110	0	0	**27.757.000**
TÜRKİYE VE ORTA DOĞU AMME İDARESİ ENSTİTÜSÜ	4.698.000	0	190.000	0	0	0	0	0	2.548.000	0	**7.436.000**
TÜRKİYE BİLİMSEL VE TEKNOLOJİK ARAŞTIRMA KURUMU	1.075.490.000	0	500.000	0	0	0	476.000	0	50.619.000	0	**1.127.085.000**
TÜRKİYE BİLİMLER AKADEMİSİ BAŞKANLIĞI	7.997.000	0	0	0	0	0	0	0	0	0	**7.997.000**
TÜRKİYE ADALET AKADEMİSİ BAŞKANLIĞI	0	0	9.534.000	0	0	0	0	0	0	0	**9.534.000**
YÜKSEK ÖĞRENİM KREDİ VE YURTLAR KURUMU GENEL MÜDÜRLÜĞÜ	30.220.000	295.000	15.301.000	0	0	0	0	0	2.354.880.000	0	**2.400.696.000**
GENÇLİK VE SPOR GENEL MÜDÜRLÜĞÜ	23.282.500	211.900	325.000	0	0	0	1.530.700	401.039.900	0	0	**426.390.000**
DEVLET TİYATROLARI GENEL MÜDÜRLÜĞÜ	13.421.640	31.000	1.190.000	0	0	0	0	96.246.360	0	0	**110.889.000**
DEVLET OPERA VE BALESİ GENEL MÜDÜRLÜĞÜ	14.596.445	59.480	520.000	0	0	0	732.650	125.119.425	0	0	**141.028.000**
ORMAN GENEL MÜDÜRLÜĞÜ	5.283.000	117.000	0	861.344.000	0	0	0	0	0	0	**866.744.000**
VAKIFLAR GENEL MÜDÜRLÜĞÜ	15.019.603	380.190	3.248.000	0	0	0	45.279.301	257.869.622	0	121.449.284	**443.246.000**
HUDUT VE SAHİLLER SAĞLIK GENEL MÜDÜRLÜĞÜ	5.583.000	77.000	1.400.000	0	0	0	93.999.000	0	0	0	**101.059.000**
TÜRK AKREDİTASYON KURUMU	0	0	0	5.066.000	0	0	0	0	0	0	**5.066.000**
TÜRK STANDARTLARI ENSTİTÜSÜ	25.980.000	0	1.200.000	137.545.000	0	0	0	0	0	0	**164.725.000**
MİLLİ PRODÜKTİVİTE MERKEZİ	3.981.600	0	160.000	8.976.400	0	0	0	0	0	0	**13.118.000**
TÜRK PATENT ENSTİTÜSÜ	14.246.000	18.000	600.000	17.203.000	0	0	0	0	0	0	**32.067.000**
ULUSAL BOR ARAŞTIRMA ENSTİTÜSÜ	0	0	0	8.565.000	0	0	0	0	0	0	**8.565.000**
TÜRKİYE ATOM ENERJİSİ KURUMU	9.391.700	0	315.000	72.152.600	0	0	309.700	0	0	0	**82.169.000**
SAVUNMA SANAYİ MÜSTEŞARLIĞI	5.043.780	21.243.620	299.600	0	0	0	2.000	0	0	0	**26.589.000**
KÜÇÜK VE ORTA ÖLÇEKLİ SANAYİ GELİŞTİRME VE DESTEKLEME İDARESİ BAŞK	17.145.000	0	1.500.000	310.685.000	0	0	0	0	0	0	**329.330.000**
İHRACATI GELİŞTİRME ETÜD MERKEZİ	3.225.800	0	78.000	11.245.200	0	0	0	0	0	0	**14.549.000**
TÜRK İŞBİRLİĞİ VE KALKINMA İDARESİ BAŞKANLIĞI	52.678.000	0	220.000	0	0	0	0	0	0	0	**52.898.000**
ÖZEL ÇEVRE KORUMA KURUMU BAŞKANLIĞI	4.223.700	0	0	0	24.029.300	3.816.000	0	0	0	0	**32.069.000**
GAP BÖLGE KALKINMA İDARESİ BAŞKANLIĞI	3.411.500	0	0	0	0	47.348.500	0	0	0	0	**50.760.000**
ÖZELLEŞTİRME İDARESİ BAŞKANLIĞI	9.123.219	0	0	9.063.781	0	0	0	0	0	0	**18.187.000**
ELEKTRİK İŞLERİ ETÜT İDARESİ GENEL MÜDÜRLÜĞÜ	9.737.500	371.000	0	38.281.500	0	0	0	0	0	0	**48.390.000**
MADEN TETKİK VE ARAMA GENEL MÜDÜRLÜĞÜ	59.432.500	181.000	800.000	167.488.500	0	0	0	0	0	0	**227.902.000**
CEZA VE İNFAZ KURUMLARI İLE TUTUKEVLERİ İŞ YURTLARI KURUMU	0	0	705.806.000	0	0	0	0	0	0	0	**705.806.000**
SİVİL HAVACILIK GENEL MÜDÜRLÜĞÜ	2.529.600	0	500.000	8.976.400	0	0	0	0	0	0	**12.006.000**
MESLEKİ YETERLİLİK KURUMU BAŞKANLIĞI	2.923.000	0	0	3.294.000	0	0	0	0	0	0	**6.217.000**

DİĞER ÖZEL BÜTÇELİ KURULUŞLAR	**1.435.002.977**	**22.985.190**	**743.978.600**	**1.659.886.381**	**24.029.300**	**51.164.500**	**142.329.351**	**904.533.417**	**2.544.927.653**	**121.449.284**	**7.650.286.653**
YÜKSEKÖĞRETİM KURUMLARI	**913.994.325**	**5.980.650**	**149.982.580**	**0**	**0**	**0**	**812.337.800**	**110.736.750**	**6.779.687.120**	**0**	**8.772.719.225**
ÖZEL BÜTÇELİ KURUMLAR TOPLAMI	**2.348.997.302**	**28.965.840**	**893.961.180**	**1.659.886.381**	**24.029.300**	**51.164.500**	**954.667.151**	**1.015.270.167**	**9.324.614.773**	**121.449.284**	**16.423.005.878**

2009 YILI MERKEZİ YÖNETİM BÜTÇE KANUNU İCMALİ

(III) SAYILI CETVEL - DÜZENLEYİCİ VE DENETLEYİCİ KURUMLAR

KANUNLAŞAN

(FONKSİYONEL SINIFLANDIRMA)

(TL)

AÇIKLAMA	GENEL KAMU HİZMETLERİ	SAVUNMA HİZMETLERİ	KAMU DÜZENİ VE GÜVENLİK HİZMETLERİ	EKONOMİK İŞLER VE HİZMETLER	ÇEVRE KORUMA HİZMETLERİ	İSKAN VE TOPLUM REFAHI HİZMETLERİ	SAĞLIK HİZMETLERİ	DİNLENME, KÜLTÜR VE DİN HİZMETLERİ	EĞİTİM HİZMETLERİ	SOSYAL GÜVENLİK VE SOSYAL YARDIM HİZMETLERİ	TOPLAM
RADYO VE TELEVİZYON ÜST KURULU	108.485.000	116.000	1.010.000	0	0	0	0	34.218.000	0	0	**143.829.000**
BİLGİ TEKNOLOJİLERİ VE İLETİŞİM KURUMU	75.110.000	0	20.000.000	1.234.890.000	0	0	0	0	0	0	**1.330.000.000**
SERMAYE PİYASASI KURULU	18.430.000	0	5.625.000	37.121.000	0	0	0	0	0	0	**61.176.000**
BANKACILIK DÜZENLEME VE DENETLEME KURUMU	7.831.000	0	0	132.169.000	0	0	0	0	0	0	**140.000.000**
ENERJİ PİYASASI DÜZENLEME KURUMU	5.632.060	143.600	700.000	87.964.340	0	0	0	0	0	0	**94.440.000**
KAMU İHALE KURUMU	9.768.910	87.000	0	61.909.090	0	0	0	0	0	0	**71.765.000**
REKABET KURUMU	25.084.500	646.835	0	12.980.619	0	0	0	0	0	0	**38.711.954**
TÜTÜN, TÜTÜN MAMULLERİ VE ALKOLLÜ İÇKİLER PİYASASI DÜZENLEME KURUMU	26.402.154	0	0	17.287.000	0	0	0	0	0	0	**43.689.154**
DÜZENLEYİCİ VE DENETLEYİCİ KURUMLAR TOPLAMI	**276.743.624**	**993.435**	**27.335.000**	**1.584.321.049**	**0**	**0**	**0**	**34.218.000**	**0**	**0**	**1.923.611.108**

2009 YILI MERKEZİ YÖNETİM BÜTÇE KANUNU İCMALİ
(I) SAYILI CETVEL - GENEL BÜTÇELİ İDARELER
KESİNTİLİ BAŞLANGIÇ ÖDENEĞİ
(EKONOMİK SINIFLANDIRMA)

(TL)

KURUMLAR	PERSONEL GİDERLERİ	SOS. GÜV. DEV. PRİMİ GİD.	MAL VE HİZMET ALIM GİDERLERİ	FAİZ GİDERLERİ	CARİ TRANSFER	SERMAYE GİDERİ	SERMAYE TRANSFERİ	BORÇ VERME	YEDEK ÖDENEK	TOPLAM
CUMHURBAŞKANLIĞI	27.000.000	1.585.000	14.808.300	0	900.000	23.518.000	0	0	0	**67.811.300**
TÜRKİYE BÜYÜK MİLLET MECLİSİ	232.254.000	23.205.000	67.971.600	0	56.404.000	56.695.000	0	0	0	**436.529.600**
ANAYASA MAHKEMESİ	4.224.000	413.000	3.821.900	0	47.000	11.246.000	0	0	0	**19.751.900**
YARGITAY	38.959.000	4.019.000	7.359.900	0	260.000	5.000.000	0	0	0	**55.597.900**
DANIŞTAY	33.187.000	2.862.000	4.702.799	0	222.000	11.550.000	0	0	0	**52.523.799**
SAYIŞTAY	63.676.300	6.829.000	17.962.575	0	411.700	9.992.000	0	0	0	**98.871.575**
BAŞBAKANLIK	60.722.000	5.516.000	194.543.200	0	775.764.000	29.265.000	771.753.000	0	0	**1.837.563.200**
MİLLİ İSTİHBARAT TEŞKİLATI MÜSTEŞARLIĞI	347.812.000	22.768.000	59.358.600	0	0	29.458.000	0	0	0	**459.396.600**
MİLLİ GÜVENLİK KURULU GENEL SEKRETERLİĞİ	9.186.000	617.000	1.937.100	0	0	386.000	0	0	0	**12.126.100**
BASIN-YAYIN VE ENFORMASYON GENEL MÜDÜRLÜĞÜ	11.084.000	1.212.000	47.891.000	0	73.000	1.133.000	0	0	0	**61.393.000**
DEVLET PERSONEL BAŞKANLIĞI	8.265.000	709.000	1.910.600	0	50.000	920.000	0	0	0	**11.854.600**
BAŞBAKANLIK YÜKSEK DENETLEME KURULU	7.801.000	713.000	2.063.600	0	22.000	300.000	0	0	0	**10.899.600**
DEVLET PLANLAMA TEŞKİLATI MÜSTEŞARLIĞI	29.846.000	2.264.000	8.588.600	0	76.230.000	20.042.000	460.512.000	0	0	**597.482.600**
HAZİNE MÜSTEŞARLIĞI	65.246.000	5.538.000	245.692.900	57.500.000.000	5.115.236.000	11.350.000	286.000.000	2.745.000.000	0	**65.974.062.900**
DIŞ TİCARET MÜSTEŞARLIĞI	77.809.000	6.109.000	16.737.200	0	7.444.000	5.700.000	0	0	0	**113.799.200**
GÜMRÜK MÜSTEŞARLIĞI	145.479.000	23.972.000	32.784.600	0	1.020.000	39.000.000	0	0	0	**242.255.600**
TÜRKİYE İSTATİSTİK KURUMU BAŞKANLIĞI	77.628.000	9.344.000	14.355.000	0	292.000	7.500.000	0	0	0	**109.119.000**
DİYANET İŞLERİ BAŞKANLIĞI	1.955.485.000	251.434.000	219.759.398	0	1.947.000	16.991.000	0	0	0	**2.445.616.398**
ÖZÜRLÜLER İDARESİ BAŞKANLIĞI	2.621.000	337.000	1.751.300	0	33.000	1.000.000	0	0	0	**5.742.300**
AİLE VE SOSYAL ARAŞTIRMALAR GENEL MÜDÜRLÜĞÜ	2.774.000	219.000	1.326.800	0	24.000	1.250.000	0	0	0	**5.593.800**
KADININ STATÜSÜ GENEL MÜDÜRLÜĞÜ	1.936.000	158.000	1.539.800	0	6.000	600.000	0	0	0	**4.239.800**
SOSYAL YARDIMLAŞMA VE DAYANIŞMA GENEL MÜDÜRLÜĞÜ	2.242.000	186.000	1.564.200	0	20.000	7.456.000	0	0	0	**11.468.200**
SOSYAL HİZMETLER VE ÇOCUK ESİRGEME KURUMU GENEL MÜDÜRLÜĞÜ	226.402.000	26.298.000	368.139.400	0	843.521.000	75.898.000	0	0	0	**1.540.258.400**
ADALET BAKANLIĞI	1.922.745.000	208.088.000	481.714.200	0	240.232.000	211.725.105	348.802.000	0	0	**3.413.306.305**
MİLLİ SAVUNMA BAKANLIĞI	6.175.173.000	905.437.000	7.324.231.000	0	90.828.000	36.953.000	0	0	0	**14.532.622.000**
İÇİŞLERİ BAKANLIĞI	1.079.476.000	60.910.000	264.073.000	0	310.353.000	136.179.000	16.580.000	0	0	**1.867.571.000**
JANDARMA GENEL KOMUTANLIĞI	1.996.128.000	238.811.000	1.351.256.000	0	2.493.000	102.072.000	0	0	0	**3.690.760.000**
EMNİYET GENEL MÜDÜRLÜĞÜ	5.816.371.000	806.656.000	1.013.679.000	0	1.919.000	310.168.000	0	0	0	**7.948.793.000**
SAHİL GÜVENLİK KOMUTANLIĞI	88.354.000	11.962.000	107.920.800	0	300.000	45.049.000	0	0	0	**253.585.800**
DIŞİŞLERİ BAKANLIĞI	316.276.000	25.182.000	143.896.300	0	201.577.000	115.000.000	0	387.000	0	**802.318.300**
AVRUPA BİRLİĞİ GENEL SEKRETERLİĞİ	2.425.000	175.000	6.445.300	0	1.113.000	550.000	0	0	0	**10.708.300**
MALİYE BAKANLIĞI	607.945.000	67.268.000	326.663.327	0	53.198.615.412	32.230.000	2.143.562.000	0	1.467.809.000	**57.844.092.739**
GELİR İDARESİ BAŞKANLIĞI	1.082.701.000	115.092.000	233.893.800	0	9.500.000	70.000.000	600.000	0	0	**1.511.786.800**
MİLLİ EĞİTİM BAKANLIĞI	18.488.279.548	2.131.919.452	2.678.708.900	0	2.472.543.000	1.256.188.195	419.139.000	0	0	**27.446.778.095**
BAYINDIRLIK VE İSKAN BAKANLIĞI	345.930.000	46.665.000	46.585.800	0	57.333.000	112.037.000	4.087.000	92.980.000	0	**705.617.800**
TAPU VE KADASTRO GENEL MÜDÜRLÜĞÜ	282.188.000	43.998.000	33.278.600	0	1.100.000	103.056.000	0	0	0	**463.620.600**
SAĞLIK BAKANLIĞI	5.315.856.000	806.954.000	5.646.968.200	0	10.654.000	670.842.338	2.750.000	0	0	**12.454.024.538**
ULAŞTIRMA BAKANLIĞI	63.093.000	9.214.000	11.913.500	0	71.186.000	796.061.732	65.000.000	0	0	**1.016.468.232**
DENİZCİLİK MÜSTEŞARLIĞI	38.877.000	3.924.000	6.400.000	0	880.000	23.500.000	0	0	0	**73.581.000**
KARAYOLLARI GENEL MÜDÜRLÜĞÜ	826.242.000	128.513.000	719.751.400	0	639.000	2.457.115.255	0	0	0	**4.132.260.655**
TARIM VE KÖYİŞLERİ BAKANLIĞI	1.241.929.000	174.429.000	163.515.999	0	5.036.094.000	187.403.000	93.643.000	132.346.000	0	**7.029.359.999**
TARIM REFORMU GENEL MÜDÜRLÜĞÜ	20.801.000	2.814.000	2.967.300	0	111.000	185.345.000	0	0	0	**212.038.300**
ÇALIŞMA VE SOSYAL GÜVENLİK BAKANLIĞI	76.396.000	8.195.000	17.105.700	0	26.231.040.000	3.501.000	63.310.000	0	0	**26.399.547.700**
SANAYİ VE TİCARET BAKANLIĞI	86.351.000	9.747.000	21.294.500	0	214.821.000	36.404.000	81.873.000	186.771.000	0	**637.261.500**
ENERJİ VE TABİİ KAYNAKLAR BAKANLIĞI	30.973.000	2.199.000	17.201.700	0	210.904.000	12.443.000	147.572.000	44.327.000	0	**465.619.700**
PETROL İŞLERİ GENEL MÜDÜRLÜĞÜ	3.230.000	382.000	1.424.800	0	38.000	400.000	0	0	0	**5.474.800**
KÜLTÜR VE TURİZM BAKANLIĞI	259.166.000	33.055.000	184.802.595	0	259.051.000	155.242.000	102.703.000	8.550.000	0	**1.002.569.595**
ÇEVRE VE ORMAN BAKANLIĞI	268.196.000	42.768.000	36.613.900	0	541.541.000	123.458.000	207.863.000	46.655.000	0	**1.267.094.900**
DEVLET METEOROLOJİ İŞLERİ GENEL MÜDÜRLÜĞÜ	62.210.000	8.631.000	13.654.400	0	16.020.000	14.723.000	0	0	0	**115.238.400**
DEVLET SU İŞLERİ GENEL MÜDÜRLÜĞÜ	981.947.000	160.177.000	164.464.400	0	1.007.000	3.854.704.020	41.854.000	0	0	**5.204.153.420**

GENEL BÜTÇELİ KURUMLAR (I SAYILI CETVEL)	**50.910.896.848**	**6.449.472.452**	**22.356.994.793**	**57.500.000.000**	**96.061.819.112**	**11.418.599.645**	**5.257.603.000**	**3.257.016.000**	**1.467.809.000**	**254.680.210.850**
ÖZEL BÜTÇELİ KURUMLAR (II SAYILI CETVEL)	**6.083.068.453**	**779.028.725**	**2.845.495.700**	**0**	**1.366.263.000**	**3.229.736.000**	**715.588.000**	**1.403.826.000**	**0**	**16.423.005.878**
DÜZENLEYİCİ VE DENETLEYİCİ KURUMLAR (III SAYILI CETVEL)	**217.234.699**	**14.298.823**	**251.186.964**	**30.000**	**1.250.196.362**	**190.664.260**	**0**	**0**	**0**	**1.923.611.108**
I+II+III SAYILI CETVELE TABİ KURUMLAR TOPLAMI	**57.211.200.000**	**7.242.800.000**	**25.453.677.457**	**57.500.030.000**	**98.678.278.474**	**14.838.999.905**	**5.973.191.000**	**4.660.842.000**	**1.467.809.000**	**273.026.827.836**
ÖZEL BÜTÇELERE HAZİNE YARDIMI	**0**	**0**	**0**	**0**	**9.508.661.320**	**0**	**3.148.372.000**	**0**	**0**	**12.657.033.320**
GELİRDEN AYRILAN PAYLAR	**0**	**0**	**0**	**0**	**1.213.861.154**	**0**	**0**	**0**	**0**	**1.213.861.154**
MERKEZİ YÖNETİM BÜTÇESİ TOPLAMI (HAZİNE YARDIMLARI HARİÇ, GELİRDEN AYRILAN PAY DAHİL)	**57.211.200.000**	**7.242.800.000**	**25.453.677.457**	**57.500.030.000**	**89.169.617.154**	**14.838.999.905**	**2.824.819.000**	**4.660.842.000**	**1.467.809.000**	**260.369.794.516**
MERKEZİ YÖNETİM BÜTÇESİ TOPLAMI (HAZİNE YARDIMLARI VE GELİRDEN AYRILAN PAY HARİÇ)	**57.211.200.000**	**7.242.800.000**	**25.453.677.457**	**57.500.030.000**	**87.955.756.000**	**14.838.999.905**	**2.824.819.000**	**4.660.842.000**	**1.467.809.000**	**259.155.933.362**

2009 YILI MERKEZİ YÖNETİM BÜTÇE KANUNU İCMALİ
(II) SAYILI CETVEL - YÜKSEKÖĞRETİM KURUMLARI
KESİNTİLİ BAŞLANGIÇ ÖDENEĞİ
(EKONOMİK SINIFLANDIRMA)

(TL)

KURUMLAR	PERSONEL GİDERLERİ	SOS. GÜV. DEV. PRİMİ GİD.	MAL VE HİZMET ALIM GİDERLERİ	FAİZ GİDERLERİ	CARİ TRANSFER	SERMAYE GİDERİ	SERMAYE TRANSFERİ	BORÇ VERME	YEDEK ÖDENEK	TOPLAM
YÜKSEKÖĞRETİM KURULU	7.777.000	961.000	12.404.000	0	17.473.000	5.000.000	0	0	0	43.615.000
ANKARA ÜNİVERSİTESİ	214.828.000	27.447.000	49.586.000	0	9.570.000	39.355.000	0	0	0	340.786.000
ORTA DOĞU TEKNİK ÜNİVERSİTESİ	116.351.500	15.151.000	52.318.000	0	5.866.000	36.700.000	0	0	0	226.386.500
HACETTEPE ÜNİVERSİTESİ	193.931.000	26.253.000	63.211.000	0	7.942.000	53.937.000	0	0	0	345.274.000
GAZİ ÜNİVERSİTESİ	196.970.000	24.472.000	61.868.000	0	5.834.000	30.500.000	0	0	0	319.644.000
İSTANBUL ÜNİVERSİTESİ	297.693.000	42.058.000	107.004.000	0	10.374.000	29.650.000	0	0	0	486.779.000
İSTANBUL TEKNİK ÜNİVERSİTESİ	103.723.000	12.837.000	38.760.000	0	4.300.000	44.200.000	0	0	0	203.820.000
BOĞAZİÇİ ÜNİVERSİTESİ	52.241.000	7.250.000	26.129.000	0	2.967.000	20.950.000	0	0	0	109.537.000
MARMARA ÜNİVERSİTESİ	131.124.000	16.033.000	40.360.000	0	4.905.000	35.350.000	0	0	0	227.772.000
YILDIZ TEKNİK ÜNİVERSİTESİ	61.270.000	7.725.000	19.788.000	0	4.154.000	19.060.000	0	0	0	111.997.000
MİMAR SİNAN GÜZEL SANATLAR ÜNİVERSİTESİ	26.366.000	3.659.000	6.357.000	0	2.246.000	21.735.000	0	0	0	60.363.000
EGE ÜNİVERSİTESİ	182.285.600	24.466.100	47.240.000	0	7.063.000	36.933.000	0	0	0	297.987.700
DOKUZ EYLÜL ÜNİVERSİTESİ	153.056.000	19.856.000	32.873.000	0	3.291.000	33.884.000	0	0	0	242.960.000
TRAKYA ÜNİVERSİTESİ	60.553.000	7.852.000	16.515.000	0	2.819.000	17.727.000	0	0	0	105.466.000
ULUDAĞ ÜNİVERSİTESİ	110.630.000	13.669.000	41.145.000	0	5.537.000	17.500.000	0	0	0	188.481.000
ANADOLU ÜNİVERSİTESİ	119.476.000	17.271.000	52.121.000	0	7.070.000	27.621.000	0	0	0	223.559.000
SELÇUK ÜNİVERSİTESİ	138.783.000	15.628.000	55.096.000	0	4.436.000	34.600.000	0	0	0	248.543.000
AKDENİZ ÜNİVERSİTESİ	81.318.000	10.611.000	25.568.000	0	3.911.000	39.656.000	0	0	0	161.064.000
ERCİYES ÜNİVERSİTESİ	88.021.000	10.706.000	25.461.000	0	4.305.000	19.917.000	0	0	0	148.410.000
CUMHURİYET ÜNİVERSİTESİ	69.142.000	8.058.000	19.470.000	0	1.982.000	15.116.000	0	0	0	113.768.000
ÇUKUROVA ÜNİVERSİTESİ	125.980.000	15.328.000	38.470.000	0	3.331.000	21.550.000	0	0	0	204.659.000
ONDOKUZ MAYIS ÜNİVERSİTESİ	94.816.400	11.783.700	22.595.000	0	2.203.000	27.806.000	0	0	0	159.204.100
KARADENİZ TEKNİK ÜNİVERSİTESİ	93.321.000	11.021.000	28.409.000	0	2.860.000	20.835.000	0	0	0	156.446.000
ATATÜRK ÜNİVERSİTESİ	130.088.000	14.928.000	45.576.000	0	3.655.000	22.700.000	0	0	0	216.947.000
İNÖNÜ ÜNİVERSİTESİ	62.628.500	7.489.500	23.091.000	0	2.030.000	21.216.000	0	0	0	116.455.000
FIRAT ÜNİVERSİTESİ	81.529.000	8.831.000	25.038.000	0	1.839.000	23.500.000	0	0	0	140.737.000
DİCLE ÜNİVERSİTESİ	70.607.000	8.094.000	25.044.000	0	3.089.000	44.556.000	0	0	0	151.390.000
YÜZÜNCÜ YIL ÜNİVERSİTESİ	69.437.500	7.451.900	20.928.000	0	1.517.000	29.950.000	0	0	0	129.284.400
GAZİANTEP ÜNİVERSİTESİ	48.863.000	6.085.000	16.573.000	0	1.860.000	22.434.000	0	0	0	95.815.000
İZMİR YÜKSEK TEKNOLOJİ ENSTİTÜSÜ	19.216.000	2.602.000	6.030.000	0	1.000.000	19.000.000	0	0	0	47.848.000
GEBZE YÜKSEK TEKNOLOJİ ENSTİTÜSÜ	16.983.000	2.053.000	5.344.000	0	974.000	15.950.000	0	0	0	41.304.000
HARRAN ÜNİVERSİTESİ	41.554.500	5.035.700	14.199.000	0	1.141.000	49.845.000	0	0	0	111.775.200
SÜLEYMAN DEMİREL ÜNİVERSİTESİ	82.735.000	9.869.000	20.918.000	0	1.240.000	34.000.000	0	0	0	148.762.000
ADNAN MENDERES ÜNİVERSİTESİ	52.197.000	6.000.000	13.140.000	0	1.208.000	25.455.000	0	0	0	98.000.000
ZONGULDAK KARAELMAS ÜNİVERSİTESİ	41.146.000	4.854.000	17.135.000	0	1.988.000	26.080.000	0	0	0	91.203.000
MERSİN ÜNİVERSİTESİ	64.093.500	6.808.000	16.983.000	0	1.640.000	35.761.000	0	0	0	125.285.500
PAMUKKALE ÜNİVERSİTESİ	63.659.000	7.796.000	14.671.000	0	1.135.000	28.200.000	0	0	0	115.461.000
BALIKESİR ÜNİVERSİTESİ	34.940.000	3.953.000	12.690.000	0	1.474.000	20.020.000	0	0	0	73.077.000
KOCAELİ ÜNİVERSİTESİ	79.933.900	10.102.500	29.351.000	0	1.545.000	32.200.000	0	0	0	153.132.400
SAKARYA ÜNİVERSİTESİ	56.325.000	6.294.000	22.529.000	0	1.670.000	18.150.000	0	0	0	104.968.000
CELAL BAYAR ÜNİVERSİTESİ	53.413.600	6.127.300	19.576.000	0	1.226.000	25.450.000	0	0	0	105.792.900
ABANT İZZET BAYSAL ÜNİVERSİTESİ	37.415.000	4.293.000	13.541.000	0	1.205.000	13.430.000	0	0	0	69.884.000
MUSTAFA KEMAL ÜNİVERSİTESİ	34.920.000	4.142.125	11.668.000	0	1.273.000	31.500.000	0	0	0	83.503.125
AFYON KOCATEPE ÜNİVERSİTESİ	46.292.000	5.539.000	13.827.000	0	1.044.000	14.697.000	0	0	0	81.399.000
KAFKAS ÜNİVERSİTESİ	23.354.000	2.592.000	10.753.000	0	1.453.000	34.900.000	0	0	0	73.052.000
ÇANAKKALE ONSEKİZ MART ÜNİVERSİTESİ	41.633.000	5.127.000	15.016.000	0	1.740.000	22.500.000	0	0	0	86.016.000
NİĞDE ÜNİVERSİTESİ	23.848.000	2.849.000	8.045.000	0	1.126.000	14.500.000	0	0	0	50.368.000
DUMLUPINAR ÜNİVERSİTESİ	35.359.000	3.881.000	11.244.000	0	1.394.000	24.050.000	0	0	0	75.928.000
GAZİOSMANPAŞA ÜNİVERSİTESİ	39.340.000	4.693.000	13.168.000	0	1.450.000	27.280.000	0	0	0	85.931.000
MUĞLA ÜNİVERSİTESİ	37.108.000	4.528.000	14.758.000	0	1.261.000	20.034.000	0	0	0	77.689.000
KAHRAMANMARAŞ SÜTÇÜ İMAM ÜNİVERSİTESİ	40.677.000	4.525.000	12.679.000	0	1.431.000	37.850.000	0	0	0	97.162.000
KIRIKKALE ÜNİVERSİTESİ	37.706.000	4.351.000	10.013.000	0	1.572.000	25.600.000	0	0	0	79.242.000
ESKİŞEHİR OSMANGAZİ ÜNİVERSİTESİ	63.267.300	7.785.500	18.726.000	0	2.439.000	18.839.000	0	0	0	111.056.800
GALATASARAY ÜNİVERSİTESİ	17.217.000	1.744.000	8.925.000	0	1.143.000	8.845.000	0	0	0	37.874.000
AHİ EVRAN ÜNİVERSİTESİ	14.436.000	1.632.000	5.801.000	0	1.077.000	15.000.000	0	0	0	37.946.000
KASTAMONU ÜNİVERSİTESİ	11.391.600	1.329.400	6.175.000	0	1.152.000	13.828.000	0	0	0	33.876.000
DÜZCE ÜNİVERSİTESİ	24.452.500	3.155.500	7.329.000	0	1.277.000	23.200.000	0	0	0	59.414.000
MEHMET AKİF ERSOY ÜNİVERSİTESİ	16.270.000	1.740.000	6.816.000	0	1.435.000	14.100.000	0	0	0	40.361.000
UŞAK ÜNİVERSİTESİ	12.488.000	1.337.000	6.634.000	0	818.000	15.500.000	0	0	0	36.777.000
RİZE ÜNİVERSİTESİ	13.897.000	1.642.000	6.711.000	0	977.000	13.945.000	0	0	0	37.172.000
NAMIK KEMAL ÜNİVERSİTESİ	19.740.000	2.394.000	7.491.000	0	1.277.000	17.900.000	0	0	0	48.802.000
ERZİNCAN ÜNİVERSİTESİ	14.455.100	1.532.000	5.614.000	0	988.000	13.000.000	0	0	0	35.589.100
AKSARAY ÜNİVERSİTESİ	11.483.000	1.478.000	4.486.000	0	977.000	15.000.000	0	0	0	33.424.000
GİRESUN ÜNİVERSİTESİ	13.246.000	1.605.000	6.146.000	0	1.077.000	14.950.000	0	0	0	37.024.000
HİTİT ÜNİVERSİTESİ	11.207.000	1.369.000	4.925.000	0	982.000	12.500.000	0	0	0	30.983.000
BOZOK ÜNİVERSİTESİ	10.342.000	1.242.000	5.016.000	0	927.000	18.600.000	0	0	0	36.127.000
ADIYAMAN ÜNİVERSİTESİ	10.840.000	1.198.000	4.936.000	0	938.000	17.300.000	0	0	0	35.212.000
ORDU ÜNİVERSİTESİ	8.753.000	1.026.500	5.051.000	0	1.027.000	14.900.000	0	0	0	30.757.500
AMASYA ÜNİVERSİTESİ	10.350.000	1.150.500	4.762.000	0	1.177.000	12.500.000	0	0	0	29.939.500
KARAMANOĞLU MEHMETBEY ÜNİVERSİTESİ	3.781.200	376.000	3.705.000	0	970.000	8.500.000	0	0	0	17.332.200
AĞRI İBRAHİM ÇEÇEN ÜNİVERSİTESİ	4.588.000	458.000	3.345.000	0	972.000	8.000.000	0	0	0	17.363.000
SİNOP ÜNİVERSİTESİ	5.462.600	616.500	3.013.000	0	970.000	10.000.000	0	0	0	20.062.100
SİİRT ÜNİVERSİTESİ	2.620.000	256.000	3.355.000	0	972.000	8.000.000	0	0	0	15.203.000
NEVŞEHİR ÜNİVERSİTESİ	5.632.000	630.000	3.618.000	0	869.000	8.000.000	0	0	0	18.749.000
KARABÜK ÜNİVERSİTESİ	9.765.000	1.059.000	5.756.000	0	1.074.000	8.100.000	0	0	0	25.754.000
KİLİS 7 ARALIK ÜNİVERSİTESİ	4.279.500	470.500	3.191.000	0	869.000	9.000.000	0	0	0	17.810.000
ÇANKIRI KARATEKİN ÜNİVERSİTESİ	6.039.000	622.000	4.277.000	0	849.000	8.000.000	0	0	0	19.787.000
ARTVİN ÇORUH ÜNİVERSİTESİ	4.077.000	426.000	2.745.000	0	914.000	9.000.000	0	0	0	17.162.000
BİLECİK ÜNİVERSİTESİ	7.133.000	830.000	4.288.000	0	849.000	9.000.000	0	0	0	22.100.000
BİTLİS EREN ÜNİVERSİTESİ	4.290.000	441.000	3.702.000	0	820.000	8.000.000	0	0	0	17.253.000
KIRKLARELİ ÜNİVERSİTESİ	5.706.000	649.000	3.982.000	0	945.000	8.200.000	0	0	0	19.482.000
OSMANİYE KORKUT ATA ÜNİVERSİTESİ	6.937.000	755.000	4.214.000	0	969.000	8.800.000	0	0	0	21.675.000
BİNGÖL ÜNİVERSİTESİ	2.052.000	213.000	2.136.000	0	769.000	8.000.000	0	0	0	13.170.000
MUŞ ALPARSLAN ÜNİVERSİTESİ	2.469.000	250.000	2.590.000	0	769.000	8.000.000	0	0	0	14.078.000
MARDİN ARTUKLU ÜNİVERSİTESİ	1.634.000	169.000	2.943.000	0	845.000	8.000.000	0	0	0	13.591.000
BATMAN ÜNİVERSİTESİ	2.776.000	280.000	3.052.000	0	770.000	8.000.000	0	0	0	14.878.000
ARDAHAN ÜNİVERSİTESİ	996.000	105.000	1.966.000	0	525.000	5.500.000	0	0	0	9.092.000
BARTIN ÜNİVERSİTESİ	4.597.000	569.000	2.691.000	0	525.000	5.000.000	0	0	0	13.382.000
BAYBURT ÜNİVERSİTESİ	2.255.000	217.000	2.503.000	0	525.000	5.500.000	0	0	0	11.000.000
GÜMÜŞHANE ÜNİVERSİTESİ	7.670.000	894.000	3.883.000	0	525.000	8.000.000	0	0	0	20.972.000
HAKKARİ ÜNİVERSİTESİ	2.653.000	263.000	1.790.000	0	525.000	5.500.000	0	0	0	10.731.000
IĞDIR ÜNİVERSİTESİ	1.508.800	158.000	2.287.000	0	525.000	5.500.000	0	0	0	9.978.800
ŞIRNAK ÜNİVERSİTESİ	636.000	48.000	1.252.000	0	525.000	5.500.000	0	0	0	7.961.000
TUNCELİ ÜNİVERSİTESİ	1.741.000	213.000	1.366.000	0	525.000	5.500.000	0	0	0	9.345.000
YALOVA ÜNİVERSİTESİ	958.900	106.500	1.950.000	0	525.000	5.000.000	0	0	0	8.540.400
YÜKSEKÖĞRETİM KURUMLARI	**4.572.750.500**	**565.424.725**	**1.561.420.000**	**0**	**209.227.000**	**1.863.897.000**	**0**	**0**	**0**	**8.772.719.225**
DİĞER ÖZEL BÜTÇELİ KURULUŞLAR	**1.510.317.953**	**213.604.000**	**1.284.075.700**	**0**	**1.157.036.000**	**1.365.839.000**	**715.588.000**	**1.403.826.000**	**0**	**7.650.286.653**
ÖZEL BÜTÇELİ KURUMLAR TOPLAMI	**6.083.068.453**	**779.028.725**	**2.845.495.700**	**0**	**1.366.263.000**	**3.229.736.000**	**715.588.000**	**1.403.826.000**	**0**	**16.423.005.878**

2009 YILI MERKEZİ YÖNETİM BÜTÇE KANUNU İCMALİ
(II) SAYILI CETVEL -ÖZEL BÜTÇELİ DİĞER İDARELER
KESİNTİLİ BAŞLANGIÇ ÖDENEĞİ
(EKONOMİK SINIFLANDIRMA)

(TL)

KURUMLAR	PERSONEL GİDERLERİ	SOS. GÜV. DEV. PRİMİ GİD.	MAL VE HİZMET ALIM GİDERLERİ	FAİZ GİDERLERİ	CARİ TRANSFER	SERMAYE GİDERİ	SERMAYE TRANSFERİ	BORÇ VERME	YEDEK ÖDENEK	TOPLAM
ÖĞRENCİ SEÇME VE YERLEŞTİRME MERKEZİ	7.373.953	966.000	136.420.700	0	502.000	4.750.000	0	0	0	**150.012.653**
ATATÜRK KÜLTÜR, DİL VE TARİH YÜKSEK KURUMU BAŞKANLIĞI	7.819.000	737.000	16.265.000	0	916.000	2.020.000	0	0	0	**27.757.000**
TÜRKİYE VE ORTA DOĞU AMME İDARESİ ENSTİTÜSÜ	2.740.000	322.000	1.820.000	0	617.000	1.937.000	0	0	0	**7.436.000**
TÜRKİYE BİLİMSEL VE TEKNOLOJİK ARAŞTIRMA KURUMU	163.325.000	24.909.000	103.181.000	0	126.150.000	124.520.000	585.000.000	0	0	**1.127.085.000**
TÜRKİYE BİLİMLER AKADEMİSİ BAŞKANLIĞI	715.000	93.000	2.890.000	0	2.338.000	1.961.000	0	0	0	**7.997.000**
TÜRKİYE ADALET AKADEMİSİ BAŞKANLIĞI	1.394.000	207.000	4.029.000	0	102.000	3.802.000	0	0	0	**9.534.000**
YÜKSEK ÖĞRENİM KREDİ VE YURTLAR KURUMU GENEL MÜDÜRLÜĞÜ	152.915.000	17.626.000	243.487.000	0	475.529.000	68.139.000	85.000.000	1.358.000.000	0	**2.400.696.000**
GENÇLİK VE SPOR GENEL MÜDÜRLÜĞÜ	26.466.000	2.876.000	24.555.000	0	222.478.000	120.379.000	29.636.000	0	0	**426.390.000**
DEVLET TİYATROLARI GENEL MÜDÜRLÜĞÜ	64.761.000	7.317.000	31.581.000	0	3.792.000	3.438.000	0	0	0	**110.889.000**
DEVLET OPERA VE BALESİ GENEL MÜDÜRLÜĞÜ	98.729.000	10.532.000	22.940.000	0	5.011.000	3.816.000	0	0	0	**141.028.000**
ORMAN GENEL MÜDÜRLÜĞÜ	536.191.000	92.689.000	112.504.000	0	28.800.000	96.560.000	0	0	0	**866.744.000**
VAKIFLAR GENEL MÜDÜRLÜĞÜ	65.287.000	8.202.000	152.018.000	0	21.759.000	195.980.000	0	0	0	**443.246.000**
HUDUT VE SAHİLLER SAĞLIK GENEL MÜDÜRLÜĞÜ	14.166.000	1.465.000	9.362.000	0	190.000	75.876.000	0	0	0	**101.059.000**
TÜRK AKREDİTASYON KURUMU	2.422.000	157.000	2.095.000	0	292.000	100.000	0	0	0	**5.066.000**
TÜRK STANDARTLARI ENSTİTÜSÜ	98.953.000	15.851.000	39.784.000	0	1.637.000	8.500.000	0	0	0	**164.725.000**
MİLLİ PRODÜKTİVİTE MERKEZİ	7.712.000	1.457.000	3.137.000	0	12.000	800.000	0	0	0	**13.118.000**
TÜRK PATENT ENSTİTÜSÜ	7.747.000	282.000	21.105.000	0	1.133.000	1.800.000	0	0	0	**32.067.000**
ULUSAL BOR ARAŞTIRMA ENSTİTÜSÜ	1.021.000	76.000	955.000	0	26.000	6.487.000	0	0	0	**8.565.000**
TÜRKİYE ATOM ENERJİSİ KURUMU	32.678.000	2.777.000	15.474.000	0	2.740.000	28.500.000	0	0	0	**82.169.000**
SAVUNMA SANAYİ MÜSTEŞARLIĞI	13.148.000	776.000	10.140.000	0	525.000	2.000.000	0	0	0	**26.589.000**
KÜÇÜK VE ORTA ÖLÇEKLİ SANAYİ GELİŞTİRME VE DESTEKLEME İDARESİ BA	34.689.000	2.185.000	28.557.000	0	208.700.000	9.373.000	0	45.826.000	0	**329.330.000**
İHRACATI GELİŞTİRME ETÜD MERKEZİ	7.946.000	765.000	5.708.000	0	130.000	0	0	0	0	**14.549.000**
TÜRK İŞBİRLİĞİ VE KALKINMA İDARESİ BAŞKANLIĞI	4.988.000	596.000	6.671.000	0	35.742.000	1.990.000	2.911.000	0	0	**52.898.000**
ÖZEL ÇEVRE KORUMA KURUMU BAŞKANLIĞI	4.084.000	562.000	6.266.000	0	800.000	7.316.000	13.041.000	0	0	**32.069.000**
GAP BÖLGE KALKINMA İDARESİ BAŞKANLIĞI	6.672.000	941.000	11.010.000	0	428.000	31.709.000	0	0	0	**50.760.000**
ÖZELLEŞTİRME İDARESİ BAŞKANLIĞI	12.183.000	836.000	4.123.000	0	585.000	460.000	0	0	0	**18.187.000**
ELEKTRİK İŞLERİ ETÜT İDARESİ GENEL MÜDÜRLÜĞÜ	24.902.000	3.758.000	4.793.000	0	6.352.000	8.585.000	0	0	0	**48.390.000**
MADEN TETKİK VE ARAMA GENEL MÜDÜRLÜĞÜ	90.357.000	12.501.000	16.761.000	0	6.283.000	102.000.000	0	0	0	**227.902.000**
CEZA VE İNFAZ KURUMLARI İLE TUTUKEVLERİ İŞ YURTLARI KURUMU	13.587.000	1.439.000	236.880.000	0	2.440.000	451.460.000	0	0	0	**705.806.000**
SİVİL HAVACILIK GENEL MÜDÜRLÜĞÜ	3.617.000	337.000	6.381.000	0	1.027.000	644.000	0	0	0	**12.006.000**
MESLEKİ YETERLİLİK KURUMU BAŞKANLIĞI	1.730.000	367.000	3.183.000	0	0	937.000	0	0	0	**6.217.000**
DİĞER ÖZEL BÜTÇELİ KURULUŞLAR	**1.510.317.953**	**213.604.000**	**1.284.075.700**	**0**	**1.157.036.000**	**1.365.839.000**	**715.588.000**	**1.403.826.000**	**0**	**7.650.286.653**
YÜKSEKÖĞRETİM KURUMLARI	**4.572.750.500**	**565.424.725**	**1.561.420.000**	**0**	**209.227.000**	**1.863.897.000**	**0**	**0**	**0**	**8.772.719.225**
ÖZEL BÜTÇELİ KURUMLAR TOPLAMI	**6.083.068.453**	**779.028.725**	**2.845.495.700**	**0**	**1.366.263.000**	**3.229.736.000**	**715.588.000**	**1.403.826.000**	**0**	**16.423.005.878**

2009 YILI MERKEZİ YÖNETİM BÜTÇE KANUNU İCMALİ

(III) SAYILI CETVEL - DÜZENLEYİCİ VE DENETLEYİCİ KURUMLAR

KESİNTİLİ BAŞLANGIÇ ÖDENEĞİ

(EKONOMİK SINIFLANDIRMA)

(TL)

KURUMLAR	PERSONEL GİDERLERİ	SOS. GÜV. DEV. PRİMİ GİD.	MAL VE HİZMET ALIM GİDERLERİ	FAİZ GİDERLERİ	CARİ TRANSFER	SERMAYE GİDERİ	SERMAYE TRANSFERİ	BORÇ VERME	YEDEK ÖDENEK	TOPLAM
RADYO VE TELEVİZYON ÜST KURULU	26.966.000	2.517.000	22.896.000	0	71.210.000	20.240.000	0	0	0	**143.829.000**
BİLGİ TEKNOLOJİLERİ VE İLETİŞİM KURUMU	41.819.000	2.293.000	64.756.000	0	1.134.375.000	86.757.000	0	0	0	**1.330.000.000**
SERMAYE PİYASASI KURULU	36.156.000	1.665.000	17.175.000	0	3.180.000	3.000.000	0	0	0	**61.176.000**
BANKACILIK DÜZENLEME VE DENETLEME KURUMU	37.912.000	2.157.000	39.206.000	0	1.936.000	58.789.000	0	0	0	**140.000.000**
ENERJİ PİYASASI DÜZENLEME KURUMU	24.983.960	2.152.000	48.954.030	30.000	3.720.000	14.600.010	0	0	0	**94.440.000**
KAMU İHALE KURUMU	15.327.810	1.052.410	27.240.030	0	25.934.500	2.210.250	0	0	0	**71.765.000**
REKABET KURUMU	18.446.929	1.112.413	8.127.904	0	8.706.708	2.318.000	0	0	0	**38.711.954**
TÜTÜN, TÜTÜN MAMULLERİ VE ALKOLLÜ İÇKİLER PİYASASI DÜZENLEME KURUMU	15.623.000	1.350.000	22.832.000	0	1.134.154	2.750.000	0	0	0	**43.689.154**
DÜZENLEYİCİ VE DENETLEYİCİ KURUMLAR TOPLAMI	**217.234.699**	**14.298.823**	**251.186.964**	**30.000**	**1.250.196.362**	**190.664.260**	**0**	**0**	**0**	**1.923.611.108**

2009 YILI MERKEZİ YÖNETİM BÜTÇE KANUNU İCMALİ
(I) SAYILI CETVEL - GENEL BÜTÇELİ İDARELER
KESİNTİLİ BAŞLANGIÇ ÖDENEĞİ
(FONKSİYONEL SINIFLANDIRMA)

(TL)

AÇIKLAMA	GENEL KAMU HİZMETLERİ	SAVUNMA HİZMETLERİ	KAMU DÜZENİ VE GÜVENLİK HİZMETLERİ	EKONOMİK İŞLER VE HİZMETLER	ÇEVRE KORUMA HİZMETLERİ	İSKAN VE TOPLUM REFAHI HİZMETLERİ	SAĞLIK HİZMETLERİ	DİNLENME, KÜLTÜR VE DİN HİZMETLERİ	EĞİTİM HİZMETLERİ	SOSYAL GÜVENLİK VE SOSYAL YARDIM	TOPLAM
CUMHURBAŞKANLIĞI	67.811.300	0	0	0	0	0	0	0	0	0	67.811.300
TÜRKİYE BÜYÜK MİLLET MECLİSİ	435.878.270	2.700	0	0	0	0	648.630	0	0	0	436.529.600
ANAYASA MAHKEMESİ	3.357.200	0	16.394.700	0	0	0	0	0	0	0	19.751.900
YARGITAY	13.489.400	0	42.108.500	0	0	0	0	0	0	0	55.597.900
DANIŞTAY	6.192.820	0	46.229.089	0	0	0	0	0	101.890	0	52.523.799
SAYIŞTAY	12.718.100	31.500	85.962.975	0	0	0	0	0	159.000	0	98.871.575
BAŞBAKANLIK	1.740.773.650	22.602.250	2.921.450	68.262.550	0	0	777.000	2.226.300	0	0	1.837.563.200
MİLLİ İSTİHBARAT TEŞKİLATI MÜSTEŞARLIĞI	0	0	459.396.600	0	0	0	0	0	0	0	459.396.600
MİLLİ GÜVENLİK KURULU GENEL SEKRETERLİĞİ	12.126.100	0	0	0	0	0	0	0	0	0	12.126.100
BASIN-YAYIN VE ENFORMASYON GENEL MÜDÜRLÜĞÜ	4.026.850	72.950	0	0	0	0	0	57.293.200	0	0	61.393.000
DEVLET PERSONEL BAŞKANLIĞI	11.799.410	55.190	0	0	0	0	0	0	0	0	11.854.600
BAŞBAKANLIK YÜKSEK DENETLEME KURULU	10.809.600	0	90.000	0	0	0	0	0	0	0	10.899.600
DEVLET PLANLAMA TEŞKİLATI MÜSTEŞARLIĞI	495.866.623	156.477	247.500	2.782.000	0	0	0	0	98.430.000	0	597.482.600
HAZİNE MÜSTEŞARLIĞI	59.334.970.800	272.600	319.500	5.090.500.000	0	500.000.000	0	0	0	1.048.000.000	65.974.062.900
DIŞ TİCARET MÜSTEŞARLIĞI	41.510.270	305.300	0	71.983.630	0	0	0	0	0	0	113.799.200
GÜMRÜK MÜSTEŞARLIĞI	237.713.150	288.350	4.254.100	0	0	0	0	0	0	0	242.255.600
TÜRKİYE İSTATİSTİK KURUMU BAŞKANLIĞI	108.544.900	0	555.300	0	0	0	18.800	0	0	0	109.119.000
DİYANET İŞLERİ BAŞKANLIĞI	17.474.740	213.107	1.390.500	0	0	0	367.700	2.425.822.357	347.994	0	2.445.616.398
ÖZÜRLÜLER İDARESİ BAŞKANLIĞI	1.262.960	49.650	112.500	0	0	0	0	0	0	4.317.190	5.742.300
AİLE VE SOSYAL ARAŞTIRMALAR GENEL MÜDÜRLÜĞÜ	5.593.800	0	0	0	0	0	0	0	0	0	5.593.800
KADININ STATÜSÜ GENEL MÜDÜRLÜĞÜ	4.239.800	0	0	0	0	0	0	0	0	0	4.239.800
SOSYAL YARDIMLAŞMA VE DAYANIŞMA GENEL MÜDÜRLÜĞÜ	703.350	0	270.000	0	0	0	0	0	0	10.494.850	11.468.200
SOSYAL HİZMETLER VE ÇOCUK ESİRGEME KURUMU GENEL MÜDÜR	11.623.800	0	7.560.000	0	0	0	0	0	0	1.521.074.600	1.540.258.400
ADALET BAKANLIĞI	873.300.490	3.880.500	2.536.125.315	0	0	0	0	0	0	0	3.413.306.305
MİLLİ SAVUNMA BAKANLIĞI	54.779.000	14.461.622.000	0	0	0	0	0	0	0	16.221.000	14.532.622.000
İÇİŞLERİ BAKANLIĞI	1.472.763.100	93.592.700	1.215.200	0	0	300.000.000	0	0	0	0	1.867.571.000
JANDARMA GENEL KOMUTANLIĞI	0	0	3.690.760.000	0	0	0	0	0	0	0	3.690.760.000
EMNİYET GENEL MÜDÜRLÜĞÜ	172.182.490	309.400	7.531.925.080	0	0	0	3.103.070	0	241.272.960	0	7.948.793.000
SAHİL GÜVENLİK KOMUTANLIĞI	0	0	253.585.800	0	0	0	0	0	0	0	253.585.800
DIŞİŞLERİ BAKANLIĞI	683.039.200	152.100	0	0	0	0	1.887.000	46.050.000	62.800.000	8.390.000	802.318.300
AVRUPA BİRLİĞİ GENEL SEKRETERLİĞİ	10.527.400	0	180.900	0	0	0	0	0	0	0	10.708.300
MALİYE BAKANLIĞI	35.242.281.039	831.900	72.468.900	0	0	1.947.935.000	0	0	3.075.900	20.577.500.000	57.844.092.739
GELİR İDARESİ BAŞKANLIĞI	1.510.886.800	0	900.000	0	0	0	0	0	0	0	1.511.786.800
MİLLİ EĞİTİM BAKANLIĞI	2.577.864.500	600.800	1.485.000	0	0	0	0	98.434.950	24.768.392.845	0	27.446.778.095
BAYINDIRLIK VE İSKAN BAKANLIĞI	13.708.890	437.300	0	378.054.680	0	51.917.650	175.090	0	0	261.324.190	705.617.800
TAPU VE KADASTRO GENEL MÜDÜRLÜĞÜ	461.764.830	655.770	0	1.200.000	0	0	0	0	0	0	463.620.600
SAĞLIK BAKANLIĞI	35.335.100	324.800	765.000	0	0	0	12.417.599.638	0	0	0	12.454.024.538
ULAŞTIRMA BAKANLIĞI	13.460.660	270.330	0	1.002.737.242	0	0	0	0	0	0	1.016.468.232
DENİZCİLİK MÜSTEŞARLIĞI	6.070.460	466.550	0	66.886.840	0	0	157.150	0	0	0	73.581.000
KARAYOLLARI GENEL MÜDÜRLÜĞÜ	27.666.850	413.560	4.185.000	4.097.832.945	0	0	2.162.300	0	0	0	4.132.260.655
TARIM VE KÖYİŞLERİ BAKANLIĞI	69.731.590	614.380	2.088.900	6.804.217.609	2.447.000	0	97.019.000	0	23.241.520	30.000.000	7.029.359.999
TARIM REFORMU GENEL MÜDÜRLÜĞÜ	3.306.000	499.100	0	208.233.200	0	0	0	0	0	0	212.038.300
ÇALIŞMA VE SOSYAL GÜVENLİK BAKANLIĞI	23.306.200	1.105.250	1.341.900	218.644.350	0	0	0	0	150.000	26.155.000.000	26.399.547.700
SANAYİ VE TİCARET BAKANLIĞI	217.352.800	1.601.100	0	418.274.300	0	0	33.300	0	0	0	637.261.500
ENERJİ VE TABİİ KAYNAKLAR BAKANLIĞI	360.105.200	759.900	315.000	104.439.600	0	0	0	0	0	0	465.619.700
PETROL İŞLERİ GENEL MÜDÜRLÜĞÜ	1.440.500	0	180.000	3.854.300	0	0	0	0	0	0	5.474.800
KÜLTÜR VE TURİZM BAKANLIĞI	269.626.196	1.177.440	5.089.770	212.883.509	0	0	60.000	513.732.680	0	0	1.002.569.595
ÇEVRE VE ORMAN BAKANLIĞI	670.982.300	340.200	1.017.000	364.451.200	230.304.200	0	0	0	0	0	1.267.094.900
DEVLET METEOROLOJİ İŞLERİ GENEL MÜDÜRLÜĞÜ	114.088.100	173.300	720.000	0	0	0	257.000	0	0	0	115.238.400
DEVLET SU İŞLERİ GENEL MÜDÜRLÜĞÜ	25.932.950	797.700	14.148.000	4.715.909.370	0	447.099.650	265.750	0	0	0	5.204.153.420
GENEL BÜTÇELİ KURUMLAR (I SAYILI CETVEL)	107.489.989.538	14.594.676.154	14.786.309.479	23.831.147.325	232.751.200	3.246.952.300	12.524.531.428	3.143.559.487	25.197.972.109	49.632.321.830	254.680.210.850
ÖZEL BÜTÇELİ KURUMLAR (II SAYILI CETVEL)	2.348.997.302	28.965.840	893.961.180	1.659.886.381	24.029.300	51.164.500	954.667.151	1.015.270.167	9.324.614.773	121.449.284	16.423.005.878
DÜZENLEYİCİ VE DENETLEYİCİ KURUMLAR (III SAYILI CET	276.743.624	993.435	27.335.000	1.584.321.049	0	0	0	34.218.000	0	0	1.923.611.108
I+II+III SAYILI CETVELE TABİ KURUMLAR TOPLAMI	110.115.730.464	14.624.635.429	15.707.605.659	27.075.354.755	256.780.500	3.298.116.800	13.479.198.579	4.193.047.654	34.522.586.882	49.753.771.114	273.026.827.836
ÖZEL BÜTÇELERE HAZİNE YARDIMI	12.657.033.320	0	0	0	0	0	0	0	0	0	12.657.033.320
GELİRDEN AYRILAN PAYLAR	58.634.154	0	0	1.155.227.000	0	0	0	0	0	0	1.213.861.154
MERKEZİ YÖNETİM BÜTÇESİ TOPLAMI (HAZİNE YARDIMLARI HARİÇ, GELİRDEN AYRILAN PAY DAHİL)	97.458.697.144	14.624.635.429	15.707.605.659	27.075.354.755	256.780.500	3.298.116.800	13.479.198.579	4.193.047.654	34.522.586.882	49.753.771.114	260.369.794.516
MERKEZİ YÖNETİM BÜTÇESİ TOPLAMI (HAZİNE YARDIMLARI VE GELİRDEN AYRILAN PAY HARİÇ)	97.400.062.990	14.624.635.429	15.707.605.659	25.920.127.755	256.780.500	3.298.116.800	13.479.198.579	4.193.047.654	34.522.586.882	49.753.771.114	259.155.933.362

2009 YILI MERKEZİ YÖNETİM BÜTÇE KANUNU İCMALİ
(II) SAYILI CETVEL - YÜKSEKÖĞRETİM KURUMLARI
KESİNTİLİ BAŞLANGIÇ ÖDENEĞİ
(FONKSİYONEL SINIFLANDIRMA)

(TL)

AÇIKLAMA	GENEL KAMU HİZMETLERİ	SAVUNMA HİZMETLERİ	KAMU DÜZENİ VE GÜVENLİK HİZMETLERİ	EKONOMİK İŞLER VE HİZMETLER	ÇEVRE KORUMA HİZMETLERİ	İSKAN VE TOPLUM REFAHI HİZMETLERİ	SAĞLIK HİZMETLERİ	DİNLENME, KÜLTÜR VE DİN HİZMETLERİ	EĞİTİM HİZMETLERİ	SOSYAL GÜVENLİK VE SOSYAL YARDIM HİZMETLERİ	TOPLAM
YÜKSEKÖĞRETİM KURULU	16.083.000	40.000	1.035.000	0	0	0	13.000	0	26.444.000	0	43.615.000
ANKARA ÜNİVERSİTESİ	25.964.300	55.600	0	0	0	0	54.173.700	2.511.500	258.080.900	0	340.786.000
ORTA DOĞU TEKNİK ÜNİVERSİTESİ	34.343.600	48.500	0	0	0	0	1.507.300	5.469.300	185.017.800	0	226.386.500
HACETTEPE ÜNİVERSİTESİ	36.443.000	179.000	5.752.000	0	0	0	47.278.000	2.884.000	252.738.000	0	345.274.000
GAZİ ÜNİVERSİTESİ	30.758.000	85.000	4.115.000	0	0	0	28.617.000	2.589.000	253.480.000	0	319.644.000
İSTANBUL ÜNİVERSİTESİ	48.040.500	10.000	8.500.000	0	0	0	5.100.000	2.035.000	423.093.500	0	486.779.000
İSTANBUL TEKNİK ÜNİVERSİTESİ	26.584.000	60.600	2.160.500	0	0	0	0	3.683.100	171.331.800	0	203.820.000
BOĞAZİÇİ ÜNİVERSİTESİ	23.323.600	1.000	970.000	0	0	0	0	4.228.300	81.014.100	0	109.537.000
MARMARA ÜNİVERSİTESİ	18.445.000	50.000	5.026.000	0	0	0	28.541.000	2.342.000	173.368.000	0	227.772.000
YILDIZ TEKNİK ÜNİVERSİTESİ	11.969.100	79.200	2.680.000	0	0	0	0	2.052.200	95.216.500	0	111.997.000
MİMAR SİNAN GÜZEL SANATLAR ÜNİVERSİTESİ	8.158.000	0	1.542.000	0	0	0	0	499.000	50.164.000	0	60.363.000
EGE ÜNİVERSİTESİ	33.609.200	69.900	1.811.700	0	0	0	50.036.900	6.206.600	206.253.400	0	297.987.700
DOKUZ EYLÜL ÜNİVERSİTESİ	14.975.000	47.000	5.694.000	0	0	0	21.573.000	3.720.500	196.950.500	0	242.960.000
TRAKYA ÜNİVERSİTESİ	10.893.000	16.000	2.621.000	0	0	0	13.769.000	1.323.000	76.844.000	0	105.466.000
ULUDAĞ ÜNİVERSİTESİ	14.709.500	65.000	4.045.500	0	0	0	19.308.000	1.977.000	148.376.000	0	188.481.000
ANADOLU ÜNİVERSİTESİ	27.115.000	0	1.061.000	0	0	0	0	869.000	194.514.000	0	223.559.000
SELÇUK ÜNİVERSİTESİ	26.246.500	2.857.700	350.000	0	0	0	18.643.300	798.900	199.646.600	0	248.543.000
AKDENİZ ÜNİVERSİTESİ	8.228.300	50.400	2.653.100	0	0	0	32.425.300	1.112.200	116.594.700	0	161.064.000
ERCİYES ÜNİVERSİTESİ	15.131.000	33.000	2.856.000	0	0	0	21.023.000	1.049.000	108.318.000	0	148.410.000
CUMHURİYET ÜNİVERSİTESİ	12.306.500	0	650.000	0	0	0	11.744.000	1.069.000	87.998.500	0	113.768.000
ÇUKUROVA ÜNİVERSİTESİ	33.779.000	60.000	700.000	0	0	0	25.454.000	1.744.000	142.922.000	0	204.659.000
ONDOKUZ MAYIS ÜNİVERSİTESİ	9.308.150	32.200	4.543.180	0	0	0	23.410.600	885.600	121.024.370	0	159.204.100
KARADENİZ TEKNİK ÜNİVERSİTESİ	17.727.000	58.000	3.949.000	0	0	0	14.424.000	823.000	119.465.000	0	156.446.000
ATATÜRK ÜNİVERSİTESİ	29.928.000	12.000	3.955.000	0	0	0	25.749.000	1.926.000	155.377.000	0	216.947.000
İNÖNÜ ÜNİVERSİTESİ	14.577.350	99.400	2.778.700	0	0	0	13.926.800	2.892.300	82.180.450	0	116.455.000
FIRAT ÜNİVERSİTESİ	16.416.900	41.700	3.679.200	0	0	0	19.264.100	692.500	100.642.600	0	140.737.000
DİCLE ÜNİVERSİTESİ	15.257.000	35.000	2.952.500	0	0	0	29.409.000	9.659.000	94.077.500	0	151.390.000
YÜZÜNCÜ YIL ÜNİVERSİTESİ	11.304.300	9.800	1.806.100	0	0	0	22.644.800	2.405.200	91.114.200	0	129.284.400
GAZİANTEP ÜNİVERSİTESİ	7.238.950	72.000	1.527.200	0	0	0	7.943.500	1.108.500	77.924.850	0	95.815.000
İZMİR YÜKSEK TEKNOLOJİ ENSTİTÜSÜ	14.036.000	0	869.000	0	0	0	0	764.000	32.179.000	0	47.848.000
GEBZE YÜKSEK TEKNOLOJİ ENSTİTÜSÜ	4.891.000	0	2.341.000	0	0	0	0	355.000	33.717.000	0	41.304.000
HARRAN ÜNİVERSİTESİ	7.478.800	5.500	2.498.400	0	0	0	28.692.700	422.800	72.677.000	0	111.775.200
SÜLEYMAN DEMİREL ÜNİVERSİTESİ	6.710.600	0	2.183.100	0	0	0	22.380.400	3.865.200	113.622.700	0	148.762.000
ADNAN MENDERES ÜNİVERSİTESİ	13.577.000	0	1.150.000	0	0	0	18.230.000	2.799.000	62.244.000	0	98.000.000
ZONGULDAK KARAELMAS ÜNİVERSİTESİ	7.155.500	37.200	2.898.400	0	0	0	14.108.900	1.584.400	65.418.600	0	91.203.000
MERSİN ÜNİVERSİTESİ	15.102.800	35.750	1.709.500	0	0	0	24.033.500	2.802.400	81.601.550	0	125.285.500
PAMUKKALE ÜNİVERSİTESİ	7.610.900	33.800	2.426.500	0	0	0	25.126.500	594.300	79.669.000	0	115.461.000
BALIKESİR ÜNİVERSİTESİ	6.095.000	72.000	1.846.000	0	0	0	0	353.000	64.711.000	0	73.077.000
KOCAELİ ÜNİVERSİTESİ	10.027.200	44.300	3.004.600	0	0	0	14.411.800	3.386.700	122.257.800	0	153.132.400
SAKARYA ÜNİVERSİTESİ	8.587.000	30.000	2.432.000	0	0	0	2.000.000	320.000	91.599.000	0	104.968.000
CELAL BAYAR ÜNİVERSİTESİ	6.237.325	49.500	1.250.000	0	0	0	5.233.500	472.500	92.550.075	0	105.792.900
ABANT İZZET BAYSAL ÜNİVERSİTESİ	6.813.000	37.000	925.000	0	0	0	4.067.000	528.000	57.514.000	0	69.884.000
MUSTAFA KEMAL ÜNİVERSİTESİ	5.504.250	82.800	3.090.600	0	0	0	19.645.300	440.800	54.739.375	0	83.503.125
AFYON KOCATEPE ÜNİVERSİTESİ	7.548.750	29.000	1.000.000	0	0	0	5.771.000	293.000	66.757.250	0	81.399.000
KAFKAS ÜNİVERSİTESİ	3.549.700	4.400	940.100	0	0	0	1.094.500	308.200	67.155.100	0	73.052.000
ÇANAKKALE ONSEKİZ MART ÜNİVERSİTESİ	20.072.500	65.900	2.604.100	0	0	0	7.708.200	795.400	54.769.900	0	86.016.000
NİĞDE ÜNİVERSİTESİ	5.250.300	1.000	1.523.200	0	0	0	0	251.100	43.342.400	0	50.368.000
DUMLUPINAR ÜNİVERSİTESİ	6.340.200	43.100	2.632.400	0	0	0	1.070.400	401.700	65.440.200	0	75.928.000
GAZİOSMANPAŞA ÜNİVERSİTESİ	7.020.000	22.000	2.945.000	0	0	0	13.895.000	3.671.000	58.378.000	0	85.931.000
MUĞLA ÜNİVERSİTESİ	14.078.300	0	1.301.000	0	0	0	1.000.000	2.913.700	58.396.000	0	77.689.000
KAHRAMANMARAŞ SÜTÇÜ İMAM ÜNİVERSİTESİ	6.862.000	0	1.700.000	0	0	0	19.985.000	343.000	68.272.000	0	97.162.000
KIRIKKALE ÜNİVERSİTESİ	6.769.900	36.500	1.911.700	0	0	0	7.896.900	749.000	61.878.000	0	79.242.000
ESKİŞEHİR OSMANGAZİ ÜNİVERSİTESİ	9.893.400	0	3.552.600	0	0	0	17.577.900	500.400	79.532.500	0	111.056.800
GALATASARAY ÜNİVERSİTESİ	4.325.000	0	476.000	0	0	0	0	503.000	32.570.000	0	37.874.000
AHİ EVRAN ÜNİVERSİTESİ	3.711.000	37.000	885.000	0	0	0	0	1.284.500	32.028.500	0	37.946.000
KASTAMONU ÜNİVERSİTESİ	4.263.450	75.000	625.000	0	0	0	0	766.000	28.146.550	0	33.876.000
DÜZCE ÜNİVERSİTESİ	3.350.500	35.200	702.000	0	0	0	14.829.600	220.700	40.276.000	0	59.414.000
MEHMET AKİF ERSOY ÜNİVERSİTESİ	2.809.800	54.400	731.600	0	0	0	0	392.200	36.373.000	0	40.361.000
UŞAK ÜNİVERSİTESİ	5.698.500	26.000	475.000	0	0	0	0	137.000	30.440.500	0	36.777.000
RİZE ÜNİVERSİTESİ	4.701.000	5.000	701.000	0	0	0	235.000	420.000	31.110.000	0	37.172.000
NAMIK KEMAL ÜNİVERSİTESİ	3.976.900	36.000	499.100	0	0	0	1.121.500	429.100	42.739.400	0	48.802.000
ERZİNCAN ÜNİVERSİTESİ	5.100.500	12.000	435.000	0	0	0	0	137.000	29.904.600	0	35.589.100
AKSARAY ÜNİVERSİTESİ	2.794.500	23.000	550.000	0	0	0	0	163.000	29.893.500	0	33.424.000
GİRESUN ÜNİVERSİTESİ	3.591.000	0	704.000	0	0	0	3.065.000	392.000	29.272.000	0	37.024.000
HİTİT ÜNİVERSİTESİ	2.467.350	37.200	515.050	0	0	0	0	353.300	27.610.100	0	30.983.000
BOZOK ÜNİVERSİTESİ	4.835.100	86.100	578.000	0	0	0	3.179.900	287.500	27.160.400	0	36.127.000
ADIYAMAN ÜNİVERSİTESİ	3.815.500	82.000	720.000	0	0	0	0	1.265.500	29.329.000	0	35.212.000
ORDU ÜNİVERSİTESİ	1.608.700	18.100	965.500	0	0	0	0	324.700	27.840.500	0	30.757.500
AMASYA ÜNİVERSİTESİ	1.760.350	30.500	1.047.100	0	0	0	0	303.200	26.798.350	0	29.939.500
KARAMANOĞLU MEHMETBEY ÜNİVERSİTESİ	2.404.100	40.300	695.300	0	0	0	0	490.700	13.701.800	0	17.332.200
AĞRI İBRAHİM ÇEÇEN ÜNİVERSİTESİ	3.809.900	100	304.000	0	0	0	0	294.500	12.954.500	0	17.363.000
SİNOP ÜNİVERSİTESİ	1.568.700	11.800	642.350	0	0	0	0	346.200	17.493.050	0	20.062.100
SİİRT ÜNİVERSİTESİ	3.486.000	77.000	0	0	0	0	0	111.000	11.529.000	0	15.203.000
NEVŞEHİR ÜNİVERSİTESİ	2.491.000	0	365.000	0	0	0	0	424.000	15.469.000	0	18.749.000
KARABÜK ÜNİVERSİTESİ	2.752.900	7.400	1.396.400	0	0	0	0	102.500	21.494.800	0	25.754.000
KİLİS 7 ARALIK ÜNİVERSİTESİ	948.000	50.200	350.000	0	0	0	0	273.500	16.188.300	0	17.810.000
ÇANKIRI KARATEKİN ÜNİVERSİTESİ	2.064.000	20.000	340.000	0	0	0	0	154.000	17.209.000	0	19.797.000
ARTVİN ÇORUH ÜNİVERSİTESİ	1.935.900	38.500	550.300	0	0	0	0	154.900	14.482.400	0	17.162.000
BİLECİK ÜNİVERSİTESİ	1.961.900	30.600	614.700	0	0	0	0	308.100	19.184.700	0	22.100.000
BİTLİS EREN ÜNİVERSİTESİ	1.952.900	0	420.000	0	0	0	0	121.000	14.759.100	0	17.253.000
KIRKLARELİ ÜNİVERSİTESİ	2.075.000	27.000	427.000	0	0	0	0	248.000	16.705.000	0	19.482.000
OSMANİYE KORKUT ATA ÜNİVERSİTESİ	3.028.000	33.000	265.000	0	0	0	0	1.125.000	17.224.000	0	21.675.000
BİNGÖL ÜNİVERSİTESİ	1.930.500	14.800	314.900	0	0	0	0	161.500	10.748.300	0	13.170.000
MUŞ ALPARSLAN ÜNİVERSİTESİ	2.157.500	21.100	805.200	0	0	0	0	206.600	10.887.600	0	14.078.000
MARDİN ARTUKLU ÜNİVERSİTESİ	1.625.000	24.000	488.000	0	0	0	0	172.000	11.282.000	0	13.591.000
BATMAN ÜNİVERSİTESİ	2.243.000	51.200	755.000	0	0	0	0	178.200	11.650.600	0	14.878.000
ARDAHAN ÜNİVERSİTESİ	413.850	5.000	167.000	0	0	0	0	126.900	8.379.250	0	9.092.000
BARTIN ÜNİVERSİTESİ	1.327.300	16.500	303.700	0	0	0	0	126.500	11.608.000	0	13.382.000
BAYBURT ÜNİVERSİTESİ	1.419.200	40.000	250.000	0	0	0	0	100.750	9.190.050	0	11.000.000
GÜMÜŞHANE ÜNİVERSİTESİ	2.815.200	45.500	1.000.000	0	0	0	0	151.000	16.960.300	0	20.972.000
HAKKARİ ÜNİVERSİTESİ	1.085.500	500	250.000	0	0	0	0	66.000	9.329.000	0	10.731.000
IĞDIR ÜNİVERSİTESİ	393.600	4.500	217.000	0	0	0	0	80.900	9.282.800	0	9.978.800
ŞIRNAK ÜNİVERSİTESİ	1.223.000	17.500	139.000	0	0	0	0	110.000	6.471.500	0	7.961.000
TUNCELİ ÜNİVERSİTESİ	1.458.000	21.000	135.000	0	0	0	0	136.000	7.595.000	0	9.345.000
YALOVA ÜNİVERSİTESİ	541.050	27.900	30.500	0	0	0	0	119.000	7.821.950	0	8.540.400
YÜKSEKÖĞRETİM KURUMLARI	913.994.325	5.980.650	149.982.580	0	0	0	812.337.800	110.736.750	6.779.687.120	0	8.772.719.225
DİĞER ÖZEL BÜTÇELİ KURULUŞLAR	1.435.002.977	22.985.190	743.978.600	1.659.886.381	24.029.300	51.164.500	142.329.351	904.533.417	2.544.927.653	121.449.284	7.650.286.653
ÖZEL BÜTÇELİ KURUMLAR TOPLAMI	2.348.997.302	28.965.840	893.961.180	1.659.886.381	24.029.300	51.164.500	954.667.151	1.015.270.167	9.324.614.773	121.449.284	16.423.005.878

2009 YILI MERKEZİ YÖNETİM BÜTÇE KANUNU İCMALİ
(II) SAYILI CETVEL -ÖZEL BÜTÇELİ DİĞER İDARELER
KESİNTİLİ BAŞLANGIÇ ÖDENEĞİ
(FONKSİYONEL SINIFLANDIRMA)

(TL)

AÇIKLAMA	GENEL KAMU HİZMETLERİ	SAVUNMA HİZMETLERİ	KAMU DÜZENİ VE GÜVENLİK HİZMETLERİ	EKONOMİK İŞLER VE HİZMETLER	ÇEVRE KORUMA HİZMETLERİ	İSKAN VE TOPLUM REFAHI HİZMETLERİ	SAĞLIK HİZMETLERİ	DİNLENME, KÜLTÜR VE DİN HİZMETLERİ	EĞİTİM HİZMETLERİ	SOSYAL GÜVENLİK VE SOSYAL YARDIM HİZMETLERİ	TOPLAM
ÖĞRENCİ SEÇME VE YERLEŞTİRME MERKEZİ	13.132.000	0	0	0	0	0	0	0	136.880.653	0	150.012.653
ATATÜRK KÜLTÜR, DİL VE TARİH YÜKSEK KURUMU BAŞKANLIĞI	3.206.890	0	292.000	0	0	0	0	24.258.110	0	0	27.757.000
TÜRKİYE VE ORTA DOĞU AMME İDARESİ ENSTİTÜSÜ	4.698.000	0	190.000	0	0	0	0	0	2.548.000	0	7.436.000
TÜRKİYE BİLİMSEL VE TEKNOLOJİK ARAŞTIRMA KURUMU	1.075.490.000	0	500.000	0	0	0	476.000	0	50.619.000	0	1.127.085.000
TÜRKİYE BİLİMLER AKADEMİSİ BAŞKANLIĞI	7.997.000	0	0	0	0	0	0	0	0	0	7.997.000
TÜRKİYE ADALET AKADEMİSİ BAŞKANLIĞI	0	0	9.534.000	0	0	0	0	0	0	0	9.534.000
YÜKSEK ÖĞRENİM KREDİ VE YURTLAR KURUMU GENEL MÜDÜRLÜĞÜ	30.220.000	295.000	15.301.000	0	0	0	0	0	2.354.880.000	0	2.400.696.000
GENÇLİK VE SPOR GENEL MÜDÜRLÜĞÜ	23.282.500	211.900	325.000	0	0	0	1.530.700	401.039.900	0	0	426.390.000
DEVLET TİYATROLARI GENEL MÜDÜRLÜĞÜ	13.421.640	31.000	1.190.000	0	0	0	0	96.246.360	0	0	110.889.000
DEVLET OPERA VE BALESİ GENEL MÜDÜRLÜĞÜ	14.596.445	59.480	520.000	0	0	0	732.650	125.119.425	0	0	141.028.000
ORMAN GENEL MÜDÜRLÜĞÜ	5.283.000	117.000	0	861.344.000	0	0	0	0	0	0	866.744.000
VAKIFLAR GENEL MÜDÜRLÜĞÜ	15.019.603	380.190	3.248.000	0	0	0	45.279.301	257.869.622	0	121.449.284	443.246.000
HUDUT VE SAHİLLER SAĞLIK GENEL MÜDÜRLÜĞÜ	5.583.000	77.000	1.400.000	0	0	0	93.999.000	0	0	0	101.059.000
TÜRK AKREDİTASYON KURUMU	0	0	0	5.066.000	0	0	0	0	0	0	5.066.000
TÜRK STANDARTLARI ENSTİTÜSÜ	25.980.000	0	1.200.000	137.545.000	0	0	0	0	0	0	164.725.000
MİLLİ PRODÜKTİVİTE MERKEZİ	3.981.600	0	160.000	8.976.400	0	0	0	0	0	0	13.118.000
TÜRK PATENT ENSTİTÜSÜ	14.246.000	18.000	600.000	17.203.000	0	0	0	0	0	0	32.067.000
ULUSAL BOR ARAŞTIRMA ENSTİTÜSÜ	0	0	0	8.565.000	0	0	0	0	0	0	8.565.000
TÜRKİYE ATOM ENERJİSİ KURUMU	9.391.700	0	315.000	72.152.600	0	0	309.700	0	0	0	82.169.000
SAVUNMA SANAYİ MÜSTEŞARLIĞI	5.043.780	21.243.620	299.600	0	0	0	2.000	0	0	0	26.589.000
KÜÇÜK VE ORTA ÖLÇEKLİ SANAYİ GELİŞTİRME VE DESTEKLEME İDARESİ BAŞK	17.145.000	0	1.500.000	310.685.000	0	0	0	0	0	0	329.330.000
İHRACATI GELİŞTİRME ETÜD MERKEZİ	3.225.800	0	78.000	11.245.200	0	0	0	0	0	0	14.549.000
TÜRK İŞBİRLİĞİ VE KALKINMA İDARESİ BAŞKANLIĞI	52.678.000	0	220.000	0	0	0	0	0	0	0	52.898.000
ÖZEL ÇEVRE KORUMA KURUMU BAŞKANLIĞI	4.223.700	0	0	0	24.029.300	3.816.000	0	0	0	0	32.069.000
GAP BÖLGE KALKINMA İDARESİ BAŞKANLIĞI	3.411.500	0	0	0	0	47.348.500	0	0	0	0	50.760.000
ÖZELLEŞTİRME İDARESİ BAŞKANLIĞI	9.123.219	0	0	9.063.781	0	0	0	0	0	0	18.187.000
ELEKTRİK İŞLERİ ETÜT İDARESİ GENEL MÜDÜRLÜĞÜ	9.737.500	371.000	0	38.281.500	0	0	0	0	0	0	48.390.000
MADEN TETKİK VE ARAMA GENEL MÜDÜRLÜĞÜ	59.432.500	181.000	800.000	167.488.500	0	0	0	0	0	0	227.902.000
CEZA VE İNFAZ KURUMLARI İLE TUTUKEVLERİ İŞ YURTLARI KURUMU	0	0	705.806.000	0	0	0	0	0	0	0	705.806.000
SİVİL HAVACILIK GENEL MÜDÜRLÜĞÜ	2.529.600	0	500.000	8.976.400	0	0	0	0	0	0	12.006.000
MESLEKİ YETERLİLİK KURUMU BAŞKANLIĞI	2.923.000	0	0	3.294.000	0	0	0	0	0	0	6.217.000
DİĞER ÖZEL BÜTÇELİ KURULUŞLAR	1.435.002.977	22.985.190	743.978.600	1.659.886.381	24.029.300	51.164.500	142.329.351	904.533.417	2.544.927.653	121.449.284	7.650.286.653
YÜKSEKÖĞRETİM KURUMLARI	913.994.325	5.980.650	149.982.580	0	0	0	812.337.800	110.736.750	6.779.687.120	0	8.772.719.225
ÖZEL BÜTÇELİ KURUMLAR TOPLAMI	2.348.997.302	28.965.840	893.961.180	1.659.886.381	24.029.300	51.164.500	954.667.151	1.015.270.167	9.324.614.773	121.449.284	16.423.005.878

2009 YILI MERKEZİ YÖNETİM BÜTÇE KANUNU İCMALİ

(III) SAYILI CETVEL - DÜZENLEYİCİ VE DENETLEYİCİ KURUMLAR

KESİNTİLİ BAŞLANGIÇ ÖDENEĞİ

(FONKSİYONEL SINIFLANDIRMA)

(TL)

AÇIKLAMA	GENEL KAMU HİZMETLERİ	SAVUNMA HİZMETLERİ	KAMU DÜZENİ VE GÜVENLİK HİZMETLERİ	EKONOMİK İŞLER VE HİZMETLER	ÇEVRE KORUMA HİZMETLERİ	İSKAN VE TOPLUM REFAHI HİZMETLERİ	SAĞLIK HİZMETLERİ	DİNLENME, KÜLTÜR VE DİN HİZMETLERİ	EĞİTİM HİZMETLERİ	SOSYAL GÜVENLİK VE SOSYAL YARDIM HİZMETLERİ	TOPLAM
RADYO VE TELEVİZYON ÜST KURULU	108.485.000	116.000	1.010.000	0	0	0	0	34.218.000	0	0	**143.829.000**
BİLGİ TEKNOLOJİLERİ VE İLETİŞİM KURUMU	75.110.000	0	20.000.000	1.234.890.000	0	0	0	0	0	0	**1.330.000.000**
SERMAYE PİYASASI KURULU	18.430.000	0	5.625.000	37.121.000	0	0	0	0	0	0	**61.176.000**
BANKACILIK DÜZENLEME VE DENETLEME KURUMU	7.831.000	0	0	132.169.000	0	0	0	0	0	0	**140.000.000**
ENERJİ PİYASASI DÜZENLEME KURUMU	5.632.060	143.600	700.000	87.964.340	0	0	0	0	0	0	**94.440.000**
KAMU İHALE KURUMU	9.768.910	87.000	0	61.909.090	0	0	0	0	0	0	**71.765.000**
REKABET KURUMU	25.084.500	646.835	0	12.980.619	0	0	0	0	0	0	**38.711.954**
TÜTÜN, TÜTÜN MAMULLERİ VE ALKOLLÜ İÇKİLER PİYASASI DÜZENLEME KURUMU	26.402.154	0	0	17.287.000	0	0	0	0	0	0	**43.689.154**
DÜZENLEYİCİ VE DENETLEYİCİ KURUMLAR TOPLAMI	**276.743.624**	**993.435**	**27.335.000**	**1.584.321.049**	**0**	**0**	**0**	**34.218.000**	**0**	**0**	**1.923.611.108**